082-04648

07028876

Mercantil

November 12, 2007

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Mercantil Servicios Financieros

SUPPL

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached the following documents:

1. copy of a press release issued December 22, 2006, announcing that the Company updated its ADR Program,

2. copy of a press release issued February 16, 2007, announcing the Company's results for the quarter ended on December 31, 2006, which was filed with the Venezuelan Comisión Nacional de Valores and the Caracas Stock Exchange,

3. copy of a press release issued February 21, 2007, announcing that at the close of 2006 the Company reported Bs. 31,717 billion in Total Assets,

4. copy of a press release issued February 28, 2007, announcing that the Company's Board of Directors called a General Regular Shareholders Meeting to be held on March 30, 2007,

5. the 2006 Annual Report, approved by the General Regular Shareholders Meeting held on March 30, 2003, and filed with the Venezuelan Comisión Nacional de Valores (the "CNV") within the seven calendar days following the date of such Meeting. The Annual Report includes the Notice of General Shareholders Meeting, sent to the CNV and published in widely circulated newspapers, fifteen days prior to the Meeting; the Company's Audited Financial Statements as of December 31, 2006, the Report presented by the Board of Directors, and the Examiners' Report,

6. copy of a press release issued March 31, 2007, announcing that the Company will make a public offering of common stock,

7. copy of a press release issued April 5, 2007, announcing that Shareholders' Equity totals Bs. 2,589 billion,

8. copy of a press release issued May 14, 2007, announcing that at the close of the first quarter of 2007 Total Assets of the Company reached Bs 33,423 billion,

dw 1/4/08

Mercantil

9. copy of a press release issued May 14, 2007, announcing the Company's results for the quarter ended on March 31, 2007, which was filed with the Venezuelan Comisión Nacional de Valores and the Caracas Stock Exchange,

10. copy of a press release issued June 21, 2007, announcing that the Company will seek authorization from the Venezuelan National Securities Commission for public offering of Common Stock,

11. copy of a press release issued July 10, 2007, announcing the Venezuelan National Securities Commission authorized the Company's public offering of Common Stock,

12. translation of a summary of the principal terms of the Company's public offering of common stock,

13. copy of a press release issued July 20, 2007, announcing that the Board of Directors of the Company had set the price for the public offering of the Company's common stock,

14. copy of a press release issued July 25, 2007, announcing the beginning of the public offering of the Company's common stock,

15. copy of a press release issued August 2, 2007, announcing the Company's results for the quarter ended on June 30, 2007, which was filed with the Venezuelan Comisión Nacional de Valores and the Caracas Stock Exchange,

16. copy of a press release issued August 3, 2007, announcing that at the close of the second quarter of 2007 Total Assets of the Company reached Bs 36,186 billion,

17. copy of a press release issued August 10, 2007, announcing that the issue of 45 million shares of the Company was fully subscribed,

18. copy of a press release issued August 25, 2007, announcing that the Company will align the corporate identity of all its subsidiaries,

19. the 2007 Semi Annual Report, approved by the General Regular Shareholders' Meeting held on September 28, 2007, and filed with the Venezuelan Comisión Nacional de Valores within the seven calendar days following the date of such Meeting. The Annual Report includes the Notice of the General Shareholders Meeting, sent to the Comisión Nacional de Valores and published in widely circulated newspapers, no less than fifteen days prior to the Meeting; the Company's Audited Financial Statements as of June 30, 2007, the Report presented by the Board of Directors, and the Examiners' Report,

20. copy of a press release issued October 2, 2007, announcing the decisions of the General Shareholders' Meeting held on September 28, 2007, and

Mercantil

21. copy of a press release issued November 6, 2007, announcing that the Company had launch a new corporate identity.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addressed envelope.

Sincerely,

Julio V. Peña
Alternate Secretary to the Board of Directors

MERCANTIL

Mercantil Servicios Financieros updates ADRs Program

Mercantil Servicios Financieros (MERCANTIL), the first Venezuelan financial services company, reported that its Board of Directors updated on December 22, 2006 the terms of the agreement regulating the MERCANTIL's ADRs program, which was subscribed in 1997 with Morgan Guaranty Trust of New York, currently named JP Morgan Chase Bank.

Some of the issues incorporated to the original 1997 contract were: i) adaptation of the agreement's original definitions to practices in force today; ii) dematerialization of ADRs in line with market best practices; iii) inclusion of type A shares under similar conditions to those applied to type B shares concerning conversion to ADRs. Rights inherent to each type of share and the restrictions established in the program's conditions remain the same; and iv) adaptation of mechanisms regulating participation and vote of ADRs holders in shareholders meetings.

Mercantil Servicios Financieros have consistently satisfied the requirements of information and submission of documents of both the Venezuelan National Stock Commission and the Securities and Exchange Commission, as well as the necessary procedures to implement the update of its ADRs program.

Caracas, December 22, 2006
Corporate Communications Unit

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS, C.A.
FINANCIAL REPORT FOURTH QUARTER 2006

Caracas Stock Exchange: MVZ.A & MVZ.B   Level 1 ADR: MSFUY & MSVFY

Caracas, February 16, 2007 - Mercantil Servicios Financieros (MERCANTIL) reports its earnings for the quarter ended December 31, 2006.

Net Income

MERCANTIL reported 4Q06 Net Income of Bs. 162 billion (US$ 76 million)[1], a 25.1% increase over the Bs. 129 billion (US$ 60 million)[1] recorded in 4Q05. This brings Net Income during 2006 to Bs. 555 billion (US$ 259 million)[1] versus Bs. 722 billion (US$343 million)[1] in 2005[1]. The 2005 result reflects the sale of MERCANTIL's stockholding in Bancolombia, which generated Bs. 311 (US$ 145 million)[1] billion in earnings. Net earnings per share in 4Q06 were Bs. 227 (US$ 0.11)[1] versus Bs. 184 (US$ 0.09)[1] in 4Q05. Net earnings per share in 2006 were Bs. 778 (US$ 0.36)[1], compared with Bs. 1,021 in 2005 (US$ 0.48)[1]. ROE and ROA indicators were 23.6% and 2.1% respectively (36.9% and 3.6% at the close of 2005).

At December 31, 2006 the market value of MERCANTIL's Class A and B shares was Bs. 6,000 (US$ 2.80)[1] and Bs. 6,050 (US$ 2.82)[1] respectively, a year-over-year increase of 140.0% and 137.3%, Bs. 2,500 (US$ 1.17)[1] and Bs. 2,550 (US$ 1.19)[1] respectively. The Caracas Stock Exchange Index grew 156% during the year.

Assets

At the close of 4Q06, Total Assets were Bs. 31,717 billion (US$ 14,789 million)[1], 12.6% higher than the Bs. 28,160 billion (US$ 13,131 million)[1] recorded in 3Q06, and 30.7% up on the Total Assets of Bs. 24,275 billion (US$ 11,319 million)[1] registered at the close of 2005. The Total Consolidated Assets of the Banco Mercantil subsidiary, including overseas agencies, were Bs. 19,109 billion (US$ 8,910 million)[1], 15.8% higher than the Bs. 16,496 billion (US$ 7,692 million)[1] recorded in 3Q06 and 37.2% more than Bs. 13,928 billion recorded at the close of 2005 (US$ 6,494 million)[1]. The Commercebank Holding subsidiary posted US$ 5,019 million (Bs. 10,763 billion)[1] in Total Assets, 5.0% more than the US$ 4,776 million (Bs. 10,242 billion)[1] recorded in 3Q06 and 19.0% more than the US$ 4,227 million (Bs. 9,065 billion)[1] registered at the close of 2005.

Shareholders' Equity

At the close of 4Q06, Shareholders' Equity amounted to Bs. 2,589 billion (US$ 1,207 million)[1], a quarter-over-quarter increase of 5.8% compared with Bs. 2,447 billion (US$ 1,141 million)[1], and a year-over-year increase of 19.4% compared with Bs 2,169 billion (US$ 1,011 million)[1]. MERCANTIL's Equity/Assets ratio at December 31, 2006 is 8.2% and its Equity/Risk-Weighted Assets ratio 16.3% (minimum requirement 8%), according to National Securities Commission (CNV) standards.

Market Share

At the close of 2006 the Banco Mercantil subsidiary is Venezuela's leading bank in terms of Savings Deposits, Agricultural Loans, Tourism Loans, Mortgage Loans under the Mortgage Debtor Law (Ley de Protección al Deudor Hipotecario) and Assets in Trust, with market shares[2] of 15.7%, 16.3%, 11.2%, 11.2% and 9.5%, respectively. It was second in terms of Loan Portfolio and third in terms of Total Assets and Deposits with market shares of 13.7%, 11.0% and 12.2% respectively. The Seguros Mercantil subsidiary recorded Bs. 306 billion (US$ 142 million) in Net Earned Premiums in 4Q06 and was fourth in the national ranking[3]. Commercebank comes in at nineteenth in terms of deposits in the State of Florida, USA, out of a total of 349 institutions. It accounted for 0.84% of that market[4] at June 30, 2006.

Summary of the Financial Statements and Ratios
(In billions of Bolivars and millions of Dollars except percentages)

	Bolivars				US$ Equivalent[1]			
	12-31-06	09-30-06	12-31-05[6]	Var. vs. Dec - 2005	12-31-06	09-30-06	12-31-05[6]	Var. vs. Dec - 2005.
Net Income - Quarter	162	128	129	25.1 %	76	60	60	25.1 %
Net Income - Year	555		722	(22.9)% [5]	259		343	(22.9)% [5]
Income per share[5] –Quarter Bs./ share	227	181	184	23.9 %	0.11	0.08	0.09	23.9 %
Income per share-Year[5] Bs./ share	778		1.021	(23.8)% [5]	0.36		0.48	(23.8)% [5]
Market price A share	6,000	4,100	2,500	140.0 %	2.80	1.91	1.17	140.0 %
Market price B share	6,050	4,350	2,550	137.3 %	2.82	2.03	1.19	137.3 %
Book value per share	3,621	3,420	3,021	19.9 %	1.69	1.59	1.41	19.9 %
ROA	2.1 %	2.0 %	3.6 %	(41.7) %[5]	2.1 %	2.0 %	3.6 %	(41.7) %[5]
ROE	23.6 %	22.6 %	36.9 %	(36.0) %[5]	23.6 %	22.6 %	36.9 %	(36.0) %[5]
Total Assets	31,717	28,160	24,275	30.7 %	14,789	13,131	11,319	30.7 %
Investment Portfolio	11,959	10,390	10,001	19.6 %	5,576	4,845	4,663	19.6 %
Loan Portfolio	14,580	13,376	11,295	29.1 %	6,799	6,237	5,267	29.1 %
Deposits	25,247	22,042	19,480	29.6 %	11,772	10,278	9,083	29.6 %
Shareholders' Equity	2,589	2,447	2,169	19.4 %	1,207	1,141	1,011	19.4 %
Asset Management	10,006	9,088	7,195	39.9 %	4,694	4,238	3,355	39.9 %

[1] Dollar figures given for reference purposes only. Balance sheet data translated at the closing exchange rate and earnings at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.[2] Source: Summary of unconsolidated financial statements as of December 31, 2006, published in national newspapers.[3] Source: Superintendence of Insurance at December 31, 2006. [4] Source: Federal Deposit Insurance Corporation at June 30, 2006.[5] Earnings during 2005 include extraordinary gains of Bs. 311 billion from the sale of non-strategic investments (Bancolombia)[6] 2005 Financial Statements were re-structured for comparison purposes (page 7)

MERCANTIL

Table of contents

Global Economic Climate

Not only is the world economy still looking strong, but it appears to be immune to the slowdown in the US economy, and to the contractionary monetary policy reaction of the industrialized nations against the increase in energy prices.

The world economy has continued the expansive growth trend of the last three years, 5.1% in 2006 versus 4.7% in 2005. This growth is still shored up by the significant expansion of trade observed since 2004. Although major economies such as the United States, China, India and Russia remain dynamic, the difference (compared with 2005) lies in the reaction by Continental Europe, whose growth rate in 2006, close to 2.6%, has exceeded expectations and surpassed last year's figure (albeit by 1.5%). The German economy in particular, which grew 0.9% in 2005, recorded 2.6% growth this year, a pattern that was repeated in the rest of the major European economies, especially France, the United Kingdom and Italy. Nevertheless, the impression in Europe is that these signs of recovery may not persist in the immediate future due to the cyclical slowdown liable to result from the tax reforms announced for the German economy, the renewed rise in the value of the euro and the marked sensitivity of the EU's monetary authorities to the risk of faster growing inflation.

Then there is the growing influence of the Asian countries on the global economy to reckon with. China, India, South Korea and Japan combined, account for almost 30% of GDP and their economies grew 10.3%, 8.1%, 4.9% and 2% respectively. Asia as a whole could be expected to grow approximately 7.1% this year. The growth pace led by exports and characterized by the generation of huge external trade account surpluses, continues to make the Asian region the largest source of liquidity in international markets. With international reserves surpassing US$ 3 trillion this year, the region's central banks have become global monetary policy's main benchmark.

Latin America's economy grew 4.5% in 2006, with Mexico, Colombia, Peru and Brazil leading the trend, while growth rates in Argentina and Venezuela remain high. Mexico's economy, the largest in the region, grew 4.5% amid stable inflation and a downswing in interest rates that has managed to trigger a surprising expansion of credit. Overall the Latin American region continued to have very significant trade surpluses as a result of the prolonged improvement in the prices and demand for raw materials, which has led to an accumulation of international reserves capable of resisting any turnaround of the world economy. The region has also been gradually improving the quality and profile of the public debt, and has been rewarded for its efforts by the risk rating agencies. More flexible exchange rates and more effective management of fiscal and monetary policy are reflected in a potentially more stable macroeconomic situation.

Despite significant global growth and climbing energy prices, threats of severe inflation in the world economy have failed to materialize. Moreover, the way the industrial economies have managed to absorb the external shocks from the persistent rise in energy prices is reason enough to assume that the world economy is well positioned to withstand any new events in the energy and raw materials markets.

Monetary policies already set to deal with a cycle of higher interest rates and a weaker dollar against other currencies, resulting from a current account deficit in the United States (now in the region of US$ 800 billion in one year), cannot be expected to achieve better results in terms of growth in Europe and in the Asian economies, particularly export-based growth. The US economy has already entered a phase of negative growth and its role in the global economy is likely to weaken gradually.

US Economic Climate

Economic Activity

After a dynamic upswing during the first quarter of 2006, the US economy slowed down during the rest of the year, due to substantial changes in the residential investments and a rapid shift in the real estate sector. It is also important to mention the lesser effects of the slowdown in the demand for consumer durables, which affected the automotive sector in particular. GDP growth in the fourth quarter of 2006 is estimated at slightly below 2.5%, following a third quarter when the official growth was 2%, less than half what it was the same quarter in the previous quarter (4.1%).

Despite the shift in the real estate sector and the global economic downturn, there is no evidence of any repercussion on industrial production, whose growth rate remains stable and is precisely what enabled the sector to use over 81% of its installed capacity by the end of November (according to Federal Reserve Bank figures). Nor is there any sign during the fourth quarter of a decline in the profitability of the corporate sector. Pre-tax profits were up by 30.5% per annum in the third quarter, and even though figures for the fourth quarter will vary, the level of growth should remain significant. These corporate economic results, combined with expectations of a pause in interest rates in fixed income markets, continued to drive the market and boost stock market prices in the last months of 2006.

Fiscal and monetary policy

During the fourth quarter, the bond market continued to follow an inverted yield curve. The gradual growth of short-term interest rates has not triggered any major proportional increase in the yields of medium and long-term government securities. In the last weeks of 2006, the yield of 10-year treasury bonds increased slightly, closing at 4.71% at the end of December.

TREASURY RATE 10 YEARS



5,3%
5,1%
4,9%
4,7%
4,5%
4,3%
4,1%
3,9%
3,7%
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dic-06

Source: Bloomberg

Economic Climate – Venezuela

Economic Activity

During the fourth quarter of the year Venezuela's economy continued to perform favorably, maintaining an expansive fiscal policy based fundamentally on the ample availability of funds from oil fiscal revenues, more tax revenue, domestic borrowing, surplus funds from 2005 and a sound external sector, which with the significant increase in oil prices offset the decline in the volumes of production. Inflationary pressures on the prices of goods and services persisted, despite price controls, consumer subsidies, etc. In addition, the maintenance of exchange controls and the increase in the demand for real balances along with the expansive fiscal context, continued to drive the growth of monetary liquidity quite considerably.

Oil Sector, Reserves and Exchange Market

The price of the Venezuelan oil export basket averaged US$ 51.1/barrel in the fourth quarter of the year, a year-over-year increase of 4.7%. The country's oil production reached an average of 2,487 mbd, a quarter-over-quarter drop of 146 mbd. The rise in oil prices offset the fall in production and resulted in US$ 6,970 million accumulation of international reserves, closing at US$ 36,606 million in December 2006. All this occurred despite the increase in the amount of foreign exchange paid out through CADIVI (the foreign exchange commission) and the transfer of US$ 4 billion to FONDEN (the National Development Fund). CADIVI paid out US$ 5,298 million in foreign exchange in the fourth quarter, a year-over-year increase of 15.3%. An average daily amount of foreign currency equivalent to US$ 91 million was paid out during the quarter (US$ 75.2 million in the fourth quarter of 2005).

Consumer prices were affected by 3.9% inflation in the fourth quarter of the year, (compared to 2.5% in the same period during the previous year), with month-over-month variations ranging from 0.7% to 1.8%. Average price increases recorded by group were as follows: Hotels and Restaurants (7.6%), Alcoholic Beverages and Tobacco (6.9%), Food and Non-alcoholic Beverages (5.9%), Entertainment and Culture (5.1%) and Clothing and Footwear (4.6%).

Monetary Policy

In the fiscal arena, the Government continued the expansive tendency initiated at the start of 2004. In effect the National Treasury's payment orders, not including public debt payments, totaled Bs. 35.6 trillion in the fourth quarter of the year, which was 1.5 times more than the level registered in the fourth quarter of 2005. In real terms, the increase was 31.2%. In this context, money in the hands of the public (M2) totaled Bs. 119.0 trillion at December 29, an accumulated growth of 68% (43.7% in real terms) during the year. By component, demand deposits were the fastest growing item (92.7%) during the year, followed by savings deposits (67.5%). The Monetary Base registered 94% accumulated growth (66% in real terms) totaling Bs. 44.8 trillion. This result was attributable mainly to the increase in international reserves and Other Accounts Net, which managed to offset the negative effect of the increased accumulation of reserves on this base.

Average Interest Rates Average of the Six Main Commercial Banks In Venezuela


21
18
15
12
9
6
3
0
Dec. 04
Mar. 05
Jun. 05
Sep. 05
Dec. 05
Mar. 06
Jun. 06
Sep. 06
Dec. 06
Lending Rate
CD 90 Days
Spread

Source: Central Bank of Venezuela

MERCANTIL

Summary of the Accounting Principles used to prepare the Financial Statements

National Securities Commission (CNV)
The financial statements of MERCANTIL and its subsidiaries are presented in accordance with the accounting standards of the CNV.The following summarizes some of the accounting principles applied:

Investment Portfolio
Investments in Trading Securities – Recorded at their market value. Unrealized gains or losses resulting from differences in fair value due to market fluctuations are included in the results for the period. *Investments in Securities Available for Sale* – Recorded at their market value. Unrealized gains or losses resulting from differences in fair value and exchange rates are included in shareholders' equity. *Investments in Securities Held to Maturity* – Recorded at their acquisition cost, adjusted for amortization of premiums or discounts. For all portfolio investments, permanent losses resulting from decreasing market value, are recorded in the results for the period in which they were incurred.

Loan portfolio
Loans are classified as past due 30 days after their maturity date. The loan portfolio provision is determined based on an evaluation of collectibility aimed at quantifying the specific provision to be created for each loan. Evaluations take into account such aspects as economic conditions, customer's credit risk, credit experience and guarantees received. When evaluating loans for small amounts of an equal nature, these are grouped together to determine the provisions.

Recognition of income and expenditure
Income, costs and expenses are recorded as interest is earned. Interest earned on the loan portfolio is recorded as income when collected. Fluctuation in the market value of derivatives is included in the income statement for the period. Insurance premiums collected are posted as income when earned.

Consolidation
The consolidated financial statements include the accounts of MERCANTIL and the subsidiaries in which it has a stockholding of more than 50%. The main ones are:

- Banco Mercantil, C.A., universal bank in Venezuela and its overseas agencies
- Commercebank, N.A., bank in the United States of America and its subsidiaries Commercebank Investment Services, Inc. and Commercebank Trust Company, N.A.
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman
- Seguros Mercantil, C.A., insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama
- Merinvest Sociedad de Corretaje C.A, securities brokerage in Venezuela, Mercantil Servicios de Inversión C.A. and Mercantil Sociedad Administradora de Entidades de Inversión Colectiva, C.A.

Inflation Adjustment
According to the standards of the CNV, MERCANTIL's financial statements must be presented in historic figures as of December 31, 1999. Therefore, as of that date, MERCANTIL did not continue to adjust for inflation in its primary financial statements. As a result, fixed assets, among others, are shown at their inflation-adjusted value up to December 31, 1999. The market value determined by independent assessments is greater than the cost adjusted for inflation. New additions are being recorded at their acquisition value.

Restructuring of financial statements for comparison purposes due to adoption of new accounting standards
Special Purposes Entities under the control of MERCANTIL or in which it is considered the primary beneficiary are included in the consolidated financial statements. Starting 2006 the accounting standard IAS 2 was adopted, which reflects the effects of employee benefits based on stock payment programs in the results and in the financial position for each of the years reported. Prior to that, contributions made by MERCANTIL for the acquisition of these shares were recorded in the results of the year they were paid. In 2005 this led to a Bs. 10 billion increase in assets and shareholders' equity and Bs. 6 billion rise in earnings.

MERCANTIL

Contribution of the Subsidiaries

MERCANTIL SERVICIOS FINANCIEROS 1
(In billions of bolivars)

Shareholders' Equity: Bs. 2.589

	Banco Mercantil	Commercebank Holding Corp.	Holding Mercantil Int'l	Seguros Mercantil	Merinvest	Others
Shareholders' Equity	Bs. 1.484	Bs. 623	Bs. 125	Bs. 225	Bs. 59	Bs. 73
Main Activity	■ Venezuelan Universal Bank	■ U.S.A Domestic bank & brokerage	■ International banking	■ Insurance in Venezuela	■ Investment Banking, Mutual Funds, Trading & Brokerage in Venezuelan	■ Other, Minor Investments
Main Subsidiaries		■ Commercebank N.A. U.S. Commercial Bank ■ Commercebank Investment Services (CIS) ■ Commercebank Trust Company (CTC)	■ Banco Mercantil (Schweiz), AG.(Switzerland) ■ BMC Bank & Trust (Cayman Island) ■ Banco Mercantil Venezolano NV (Curacao) ■ Banco del Centro (Panama)		■ Merinvest Sociedad de Corretaje C.A. ■ Mercantil Sociedad Administradora de Entidades de Inversión Colectiva C.A. ■ Mercantil Servicios de Inversión, C.A.	

(In billions of Bolivars) [1] — **December 31. 2006**

Total Assets	18.882	10.763	892	713	159	308	31.717
% Assets	59,5%	33,9%	2,8%	2,2%	0,5%	1,0%	100,0%
Investments	5.922	4.805	457	484	69	221	11.959
Loans (Net)	8.609	5.560	411	—	—	—	14.580
Deposits	16.488	8.027	731	—	—	—	25.247
Contribution							
Net Income:							
Quarter	119	17	1	24	3	-2	162
Year	379	92	9	56	13	6	555
Asset Management	7.038	1.681	926	62	359	0	10.066

(In millions of US$) [2]

Total Assets	8.805	5.019	416	332	74	144	14.789
Investments	2.762	2.241	213	226	32	102	5.576
Loans (Net)	4.014	2.593	192	—	—	—	6.799
Deposits	7.688	3.743	341	—	—	—	11.772
Contribution							
Net Income:							
Quarter	55	8	0	11	2	-1	76
Year	177	43	4	26	6	3	259
Asset Management	3.282	783	432	29	167	0	4.694
Number of Employees	7.341	833	48	1.190	42	93	9.547

1 Financial data presented in accordance with CNV standards. Figures net of elimination of intercompany transactions.
2 Dollar figures given for reference purposes only. Balance Sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003

MERCANTIL

Management Discussion and Analysis

Operating Income

(In billions of Bolivars)	Quarter ended on 12-31-06	12-31-05	Bolivars	%	12 months ended on 12-31-06	12-31-05	Bolivars	%
Gross Financial Margin	425	304	121	39.8 %	1,438	1,036	402	38.9 %
Provision for Loan Losses	57	33	24	74.2 %	91	66	25	37.5%
Net Financial Margin	367	271	96	35.6 %	1,347	970	377	39.0 %
Commissions And Other Income	250	135	115	84.7 %	840	938	(98)	(10.4) %
Insurance Premiums, Net Of Claims	38	35	3	9.8 %	113	102	12	11.5 %
Operating Income	656	441	215	48.6%	2,301	2,010	291	14.5 %

Gross Financial Margin

In the 4Q06 Gross Financial Margin was Bs. 425 billion, 39.8% higher than the Bs. 304 billion in 4Q05. This increase includes mainly: a) a 31.3% increase in the domestic operation's margin, and b) 8.5% growth in the overseas operation in terms of dollars.

The 36.7% and 41.0% increase in average volumes of Venezuelan financial assets and liabilities respectively, compared with the fourth quarter of 2005, were the main cause of the variation of the Gross Financial Margin. Growth of the overseas operation's Gross Financial Margin can be attributed on the one hand to the increase in average volumes of financial assets and liabilities compared with the fourth quarter of 2005, and on the other, to higher interest rates for these operations. Average financial assets and liabilities increased by 13.1% and 12.8% respectively, in dollar terms. The figures in the Economic Climate section show the interest rate trends published by the Central Bank of Venezuela (BCV) and the ones applicable to the overseas operation.

In the year 2006 the Gross Financial Margin rose 38.9% to Bs. 1,438 billion from Bs. 1,036 billion in 2005. This increase is due mainly to: a) 30.4% growth in the domestic operation, and b) 8.5% growth of the overseas operation in terms of dollars. The increase in the Gross Financial Margin for the year is also attributable to the aspects mentioned in the previous paragraph.

Loan Portfolio Provision

In the 4Q06, Bs. 57 billion (US$ 26.7 million) in expenditure was recorded for Loan Portfolio provisions. This brings the accumulated provision to Bs. 294 billion (US$ 136.9 million) at December 31, 2006 represents 264.3% coverage of the Past-Due and In-Litigation Loan Portfolio. Write-offs for the quarter totaled Bs. 5.8 billion in Venezuela and US$ 2.8 million abroad.

In the year 2006 an increase of 37.5% in Loan Portfolio expenditure provisions was observed, compared with expenditure of Bs. 91 billion in 2006 and Bs. 66 billion in 2005.

![MERCANTIL logo] MERCANTIL

Commissions and Other Income

In the 4Q06 Commissions and Other Income were Bs. 250 billion, Bs. 115 billion (+84.7%) higher than in the fourth quarter of 2005 (Bs. 135 billion). This can be attributed mainly to:

- A Bs. 19 billion increase in earnings on the sale of investments in securities
- A Bs. 16 billion increase in Commissions on Customer Account Operations due to a larger number of transactions.
- A net increase of Bs. 76 billion in Other Income, mainly due to loan recoveries recorded as uncollectible and releases of provisions for operating losses that were created in former periods.

In the year 2006 Commissions and Other Income totaled Bs. 840 billion, 10.4% less than in 2005, due mainly to the Bs. 311 billion realized in 2005 from the sale of the stockholding in Bancolombia and Bs. 126 billion in income from exchange differences. Also, in 2006, a net increase of Bs. 125 billion was registered in Other Income, due to loan recoveries registered as uncollectible and releases of provisions for operating losses created in former periods.

Composition of Total Income



Bs. 1.765 billion
(US$ 838 million)
December 2005 (*)
Bs. 2.392 billion
(US$ 1.115 million)
December 2006
59%
31%
1%
9%
60%
22%
6%
12%
YEAR 2005
YEAR 2006
Gross Financial Margin
Transactions, Other commissions and Insurance Premiums, Net
Income on Sales Investment Securities
Other Income

(*) Excluding earnings from the sale of Bancolombia's stockholding

Insurance Premiums, Net of Claims

In the 4Q06 Insurance Premiums, Net of Commissions, Reinsurance and Claims, were Bs. 38 billion, 9.8% higher than the Bs. 35 billion registered in 4Q05. This improvement in the insurance area is due to:

- Premium growth, mainly Collective Healthcare (32.5%), Individual Healthcare (43.7%) and Private Automobile Insurance (46.5%).
- Growth of claims Bs. 55.1 billion (62.11%)

Bs. 306 billion in premiums were collected during 4Q06, which was 106 billion (52.9%) more than in 4Q05.

In the year 2006 net earned premiums had increased by 45.6%, rising from Bs. 670 billion in the year 2005 to Bs. 975 billion in 2006 and represented mainly by the Collective Health, Individual Health and Private Automobile insurance segments.

Operating Expenses

	Quarter ended on				12 months ended on			
(In billions of Bolivars)	12-31-06	12-31-05	Bolivars	%	12-31-06	12-31-05	Bolivars	%
Operating Income	656	441	215	48.6%	2,301	2.010	291	14.5%
Operating Expenses	**467**	**302**	**165**	**54.5%**	**1,625**	**1.204**	**421**	**34.7%**
Taxes (Current and Deferred)	27	10	17	172.9%	119	83	36	43.3%
Minority Interest	0	0	(1)	175.3%	(2)	(1)	0	44.0%
Net Income	162	129	33	25.1%	555	722	(166)	(22.9%)

In the 4Q06 Operating Expenses totaled Bs. 467 billion, 54.5 % more than the Bs. 302 billion recorded in 4Q05. The increase can be attributed mainly to:

- Bs. 55 billion in Salaries and Employee Benefits, 40.1% higher than in 4Q05, due to the wage increase policies applied, and the increase in the size of the payroll by 935 (806 in Venezuela and 129 abroad), from 8,612 to 9.547, as a result of the growth of domestic and overseas operations. In the case of Venezuela, Banco Mercantil increased its payroll by 674 employees – the majority of them in branches – to meet the growing demand for services and business. Consequently monthly transactions per office employee averaged 1,192 in 2005, versus 1,244 in 2006. Over the same period the number of customers per employee per office rose from 526 to 547 and assets per employee from Bs. 1.5 billion to Bs. 2 billion. Seguros Mercantil in Venezuela increased the number of employees in the business and operations area by 128 to meet the additional activity generated. Considering this increase in staff, net premiums collected per employee rose from Bs.631 billion in 2005 to Bs. 820 billion in 2006. The assets per employee indicator in the case of Mercantil's overseas business remained stable (US$ 6.2 million and US$ 6.0 million per employee in 2005 and 2006 respectively).
- Bs. 4 billion increase in Fees paid to Regulatory Bodies (20.5%), mainly due to the growth of the domestic operation.
- Bs. 4 billion increase (9.0%) in Depreciation, Property and Equipment, Amortization of Intangibles and Other.
- Bs. 102 billion increase in Other Operating Expenses, attributable to increases in advertising expenses, bank charges, traveling and communication expenses as well as provisions for operating contingencies

In the year 2006 Operating Expenses increased 34.7%, from Bs. 1,204 billion in 2005 to Bs. 1,625 billion in 2006, due mainly to Bs. 218 billion increase in personnel expenses and Bs. 159 billion increase in other operating expenses attributable to the aforementioned aspects in relation to the last quarter of 2006. Personnel expenses include the application of the new fringe benefit plan of defined contributions called the *Plan de Ahorro Previsional Complementario Mercantil* for approximately Bs. 51 billion, which replaced the former pension scheme so as to adapt the benefit to the country's new labor market trends, improve management control over future associated costs and reduce the risk exposure of the defined benefit plans.

The efficiency ratio measured by operating expenses as a percentage of average assets reached 6.7% in December 2006, versus 5.6% in December 2005.

Year-on-year asset growth over the last 5 years averaged out at 77% for the domestic operation (average year-on-year inflation for that period 41%) and 11% for the overseas operation (in dollar terms).

Inflation in Venezuela over the last 12 months was 17%. This variable has a significant effect on MERCANTIL's operating expenses.

Balance Sheet

The main Balance Sheet variations during the fourth quarter of 2006 are reviewed below and commented on by comparison with the third quarter of 2006. The main variations versus the December 31, 2005 balance sheet are also shown.

Summary of Balance Sheet
(billions of Bolivars, except percentages)

				Dec 2006 Vs. Sep 2006 Δ		Dec 2006 Vs Dec 2005 Δ	
	12-31-06	09-30-06	12-31-05	Bolivars	%	Bolivars	%
Investment Portfolio	11,959	10,390	10,001	1,569	15.1%	1,959	19.6%
Loan Portfolio	14,580	13,376	11,295	1,204	9.0%	3,286	29.1%
Total Assets	31,717	28,160	24,275	3,557	12.6%	7,442	30.7%
Deposits	25,247	22,042	19,480	3,205	14.5%	5,767	29.6%
Shareholders´ Equity	2,589	2,447	2,169	142	5.8%	421	19.4%
Asset Management	10,066	9,088	7,195	978	10.8%	2,871	39.9%

Investment Portfolio

At the close of the fourth quarter of 2006, the Investment Portfolio had grown by 15.1% to Bs. 11,959 billion, from Bs. 10,390 billion in the third quarter of this year. This variation includes: a) 12.9% growth in the domestic operation, and, b) a 2.2% increase in the size of the overseas operation in dollar terms.

In Annual terms, Investments grew Bs. 1,959 billion (19.6%), from Bs. 10,001 billion to Bs. 11,959 billion. This is due partially to: a) 15.7% growth of the domestic operation, and b) a 3.9% increase in the overseas operation in dollar terms.

MERCANTIL

Investments at December 31, 2006, by company, issuer and currency, are broken down as follows:

Breakdown of Investments by Issuer and Currency
(In billions of bolivars and millions of US $, except percentages)

		Venezuelan Central Bank	US Government	US Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	Total Bs.[1]	Total Us$
Bolivars									
Banco Mercantil	Bs.	3,758	0	0	21	1.578	89	5,446	2,540
Seguros Mercantil & Others	Bs.	0	0	0	0	201	61	262	122
Total Bs.		**3,758**	**0**	**0**	**21**	**1.779**	**150**	**5,708**	**2,662**
US Dollars									
Banco Mercantil	US$	40	21	7	46	103	0	467	217
Commercebank	US$	0	756	739	746	0	0	4,806	2,241
Seguros Mercantil &Others	US$	0	162	9	193	80	12	978	456
Total US$		**40**	**939**	**755**	**985**	**183**	**12**	**6,251**	**2,914**
TOTAL Bs. Y US$		**3,877**	**2,029**	**1,610**	**2,115**	**2,186**	**143**	**11,959**	**5,576**
Breakdown %		**32.1%**	**16.8%**	**13.5%**	**17.9%**	**18.2%**	**1.5%**	**100%**	

1 Dollar figures given for reference purposes only and are translated at the closing exchange rate. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

Total investments in Securities Issued or Guaranteed by the Venezuelan nation (excluding the BCV) represent 0.8 times MERCANTIL's equity and 6.9% of its assets. These securities are 1.2 times Banco Mercantil's equity and 9.5% of its assets. According to the Ministry of Finance, MERCANTIL owned, as of September, 2006, 2.4% of the public debt securities (mainly domestic) issued by the Venezuelan Government

Investments for the fourth quarter of 2006 are broken down by maturity and yield below:

Investments by maturity and yield
(In billions, except percentages)

	Maturity (Years)	Trading Bs.[1]	Available for Sale Bs.[1]	Available for Sale %[3]	Held to Maturity Bs.[2]	Held to Maturity %[3]	Shares Bs.[1]	Time Deposits and Placements Bs.[1]	Time Deposits and Placements %[3]	Restricted Investments Bs.[1]	Restricted Investments %[3]	TOTAL
Bs.	Less Than 1		618	4.6%	272	12.2%	16	3,892	9.3%	15	4.1%	4,813
	From 1 to 5		866	4.6%	5	4.0%						871
	Over 5		24	5.4%								24
US$	Less Than 1	68	1,399	6.0%	14	4.4%		413	4.8%	239	11.1%	2,133
	From 1 to 5	2	309	10.7%	180	5.8%				20	5.2%	511
	Over 5	5	3,415	5.5%	186	6.2%				1	6.5%	3,607
		75	**6,631**		**657**		**16**	**4,305**		**275**		**11,959**

1 Registered at Market Value
2 Amortized cost
3 The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including Premium amortization or discounts) by amortized cost.

MERCANTIL

Loan Portfolio

The Loan Portfolio **at the close of 4Q06**, increased 9.0% to Bs. 14,580 billion compared with Bs. 13,376 billion for the third quarter of 2006. This increase includes: a) 1.8% growth in domestic transactions, and b) a 7.2% increase in the overseas operation in terms of dollars.

In Annual terms, the Loan Portfolio grew Bs. 3,286 billion (29.1%), from Bs. 11,295 billion to Bs. 14,580 billion. This is due partially to: a) 16.4% growth of the domestic operation, and b) a 12.7% increase in the overseas operation in dollar terms.

Composition of Loan Portfolio Total Bs. 14.580 billion (US$ 6.799 million) December 2006


35%
42%
23%
Large Corporations
SME's
Individuals

Loan portfolio quality remains very favorable. The ratio of Past Due and In-Litigation Loans to Total Loans is 0.8%. This indicator is 0.7% at Banco Mercantil versus 0.9% for the Venezuelan financial system as a whole and 1.2% at Commercebank. At the close of the year, 99.1% of MERCANTIL's loan portfolio is Outstanding, compared with 98.9% at September 30, 2006.

At the close of 4Q06, Banco Mercantil ranks second in Venezuela's financial system in terms of Gross Loans, with a market share of 13.7%. Loans to the micro-enterprise sector for services, production and commerce total Bs. 305 billion and account for 3.9% of the Institution's gross loans at June 30, 2006. This amount exceeds the minimum requirement of 3% under Venezuela's Banking Law. As of December 31, 2006, the Bank had earmarked 17.14% and 2.54% of its total loans to the agricultural and tourism sectors respectively, exceeding the statutory requirement of Bs. 76 billion and Bs. 3 million (16% and 2.5% respectively), ranking first in this segments in the Venezuelan financial system.

Long-term residential mortgages accounted for 6.5% (Bs. 437 billion) of the loan portfolio[1] (minimum requirement 3% at December 31, 2006). The short-term loan requirement for residential construction is 7%[1] of which the bank has granted 2.64% to date (not including loans formalized but not yet disbursed and loans approved but pending formalization which account for 2.93%[1] and 0.33% of the loan portfolio, respectively).

At December 31, 2006, the minimum requirement for the tourism sector is 1.56%[1], of which 0.82% has been granted so far (including loans formalized but pending disbursement). Given the significant growth of the loan portfolio, Banco Mercantil is committed to increase the investment in both these sectors, which is expected to boost the demand for credit in the future.

Annex II shows the composition of the loan portfolio by economic activity, maturity, geographical location and type of risk.

1 Legal requirements applicable to the gross loan portfolio at December 31, 2005.

MERCANTIL

Total Assets

At the close of 4Q06, Total Assets rose 12.6% to Bs. 31,717 billion, compared to Bs. 28,160 billion for the third quarter of 2006. This is partially due to: a) 9.4% growth of the domestic operation, and b) a 3.2% increase in the overseas operation (in US$).

In Annual terms, Total Assets grew Bs. 7,442 billion (30.7%), from Bs. 24,275 billion to Bs. 31,717 billion. This is due partially to: a) 23.4% growth of the domestic operation, and b) a 7.2% increase in the overseas operation in dollar terms.

As of December 31, 2006 Banco Mercantil ranks third in the Venezuelan financial system in terms of Total Assets, with a market share of 11.0%

Commercebank's Total Assets at the close of the 3Q06 grew US$ 243 million (5.0%) from 3Q06 reaching US$ 5,019 million (19.0% up on December 2005).

The following figure shows the composition of Mercantil's assets:

Assets Distribution
Total Bs. 31.717 billion
(US$ 14.789 million)
December 2006



Assets In U.S.A
Loan Portfolio (52%)
U.S. Government (15%)
U.S. Agencies (14%)
Private (15%)
Other Assets (4%)
Investments (44%)
34%
4%
58%
Assets in Venezuela
Loan Portfolio (42%)
Venezuelan Gov (11%)
Venez.Central Bank (20%)
U.S. Goverment (2%)
Private (1%)
Cash & Equivalent (19%)
Other Assets (5%)
Investments (34%)
Banco Mercantil's Branches (USA)
Commercebank (USA)
Other Companies (Venezuela)
Banco Mercantil (Venezuela)
Other Geographies

MERCANTIL

Deposits

At the close of the fourth quarter of 2006, Deposits totaled Bs. 25,247 billion, 14.5% more than the previous quarter's Bs. 22.042 billion. This increase includes: a) 14.0% growth in the domestic operation, b) 0.5% growth in the overseas operation (in US$).

In annual terms Deposits grew Bs. 5,767 billion (29.6%), from Bs. 19,480 billion to Bs. 25,247 billion. This growth includes: a) a 24.2% increase in the domestic operation, and b) 5.4% growth of the overseas operation in terms of dollars.

Banco Mercantil in Venezuela came third in the national banking system with a 13.4% market share in terms of Deposits (excluding Government Deposits) and 10.8% in the case of Deposits including investments sold under repurchase agreement.

Commercebank's deposits totaled US$ 3,856 million, similar to 3Q06.

(In billions of Bolivars and millions of US$, except percentages)	Bs.	US$	%
Deposits	25.247	11.772	86,7%
Financial and other liabilities	3.877	1.808	13,3%
Total Liabilities	**29.124**	**13.580**	**100.0%**

Breakdown of Deposits
Total Bs. 25.247 billion
(US $ 11.772 million)
December 2006



51%
25%
24%
Individuals
Large Corporations
SME's

MERCANTIL

Shareholders' Equity

At the close of 4Q06, Shareholders' Equity rose 5.8% to Bs. 2,589 billion (US$ 1,207 million) compared with Bs. 2,447 billion (US$ 1,141 million) recorded for the 3Q06, and 19.4% more than the Bs. 2,169 billion (US$ 1,011 million) registered in 4Q05.

In annual terms, the Bs. 421 billion increase is mainly attributable to annual Net Income of Bs. 555 billion and Bs. 44 billion in earnings from the sale of MERCANTIL's stock in the hands of subsidiaries, less Bs. 20 billion due to the effect of adjusting Investments Available for Sale to their market value, Bs. 7 billion due to the translation of net assets belonging to overseas subsidiaries, as well as Bs. 136 billion paid out in Cash Dividends and Bs. 16 billion in shares repurchased.

The fourth quarter 2006 increase mainly includes net income for the period of Bs. 162 billion and a Bs. 9 billion decline in cash dividends.

MERCANTIL's Equity/Assets ratio at December 31, 2006 is 8.2% and the Equity/Risk-Weighted Assets 16.3%. The minimum requirement is 8% based on CNV standards. For Banco Mercantil, at December 31, 2006, the Equity/Assets ratio is 9.8%[1] and the Equity/Risk-Weighted Assets according to the standards of the Superintendency of Banks of Venezuela is 13.9%. For Commercebank, N.A. these indicators are 8.1% and 11.7% respectively, based on the standards of the Office of the Comptroller of the Currency (OCC). Mercantil and its subsidiaries equity ratios amply exceed the requirements from regulatory bodies.

1 Excluding Public Debt Securities

Assets and Liabilities in Foreign Currency

MERCANTIL's assets and liabilities in foreign currency amounted to US$ 6,155 million and US$ 5,023 million, respectively, as of December 31, 2006.

The estimated effect of each Bs. 100/US$1 increase in the exchange rate, which was Bs. 2,144.6/US$1 as of December 31, 2006, would mean an increase of Bs. 616 billion in assets and Bs. 113 billion in equity, Bs. 60 billion of which would be recorded as income for the period.

MERCANTIL also has Bs. 220 billion in bonds with exchange indexation clauses and a variable quarterly yield. The yield would be the higher of: a) 80% of the Market Lending Rate or b) the 3-month LIBOR Rate plus a margin of 100 basis points, plus the percentage devaluation of the bolivar versus the US dollar determined annually.

Assets by currency
Bs. 31.717 billion
(US$ 14.789 million)
December 2006


58,4%
41,6%
Bolivars
US Dollars

At December 31, 2006 MERCANTIL's equity was Bs. 2,589 billion, equivalent to US$ 1,207 million*, which is covered mainly in US dollars by the following assets:

Distribution of Assets in Foreign Currency


100%
80%
60%
40%
20%
0%
Investment in Commercebank (24%)
Investment In Other foreign banks (5%)
Venezuelan Operations (63%)
Banco Mercantil and its overseas agencies (7%)

Banco Mercantil - Venezuelan Operations


Venezuelan Goverment Indexes Bond 12%
Equity in Agencies 10%
US Treasuries 12%
Cash & Due from Banks 17%
Accounts Receivable & Other Assets 24%
Venezuelan Gov. Bonds 25%

(*) At the official exchange rate: Bs. 2,144.6/US$1, presented for reference purpose only.

Asset Management

The Asset Management business is an activity that is recorded off-balance and includes: trust fund services, securities brokerage services, mutual funds and portfolio management services. Net Assets at December 31, 2006 were Bs.10,066 broken down as follows:

(In Billions of Bolivars)	TOTAL 2005	2006	\%
Trust	**6,842**	**4,970**	**30.4%**
Real Estate Mutual Funds	**986**	**789**	**25.0%**
Mutual Funds	**359**	**247**	**45.3%**
Brokerage	**1,380**	**805**	**71.4%**
Financial Advisory	**308**	**247**	**24.7%**
Managed	**191**	**138**	**38.4%**
Total Asset Management Bs.	**10,066**	**7,195**	**39.9%**
Total Asset Management MM US $	**4,694**	**3,355**	**39.9%**

At the close of 2006, **Banco Mercantil's Trust Funds** remained the leader in the country's private trust fund market with a 9.5% market share. Assets in trust grew 37.9% compared with the previous year, representing over Bs. 1,862 billion in new assets.

The **Mercantil Sociedad Administradora de Entidades de Inversión Colectiva C.A.** subsidiary remained the leader in the mutual fund industry in Venezuela, with a market share in excess of 51%. During the year, its customer base grew 65%. The equity of the *Portafolio Mercantil Renta Fija* mutual fund grew 61% to Bs. 359 billion, which includes the result of the *Plan Crecer Mercantil*, due to the programmed acquisition of investment units in *Portafolio Mercantil Renta Fija* whose equity had expanded by 44% at year end.


Trust
79.03%
5.74%
15.14%
0.09%
Investment
Managed
Warranty
Mixed

MERCANTIL

Commercebank Investment Services (CIS), subsidiary of Commercebank N.A., is a broker-dealer and investment advisor registered and operating in the USA. Its customer asset base grew 65% in 2006 to US$ 697 million. The customer asset base in the personal and business segment is US$ 534 million, 81% of which is in the brokerage service in which CIS is the executor and facilitates clearance and custody for customers interested in obtaining exposure to global financial markets. The rest of the assets are in CIS Advisor, an advisory service through which CIS globally assesses customers' needs and suggests balanced asset mixes.
CIS has US$ 163 million in assets in the corporations and institutions segment.

Commercebank Investment Services


76.92%
9.82%
13.25%
Brokerage
Advisory
Managed

Commercebank Trust Company, N.A. (CTC) is a US bank that provides trust fund services to high equity customers and their families. It customizes funds to safeguard customers' assets and designs sound investment strategies while adhering to the strictest standards of privacy and confidentiality.

Banco Mercantil Schweiz AG (BMS) increased its volume of assets under management in US$ 63 million in 2006, through the brokerage, investment and trust fund products offered by its subsidiary BMC Bank & Trust Limited in the Cayman Islands.

Banco Mercantil Schweiz


82,42%
13,29%
4,29%
AuM Trust
AuM Advisory
Brokerage

MERCANTIL approves Updated ADR Program

In December 2006 MERCANTIL updated the terms of the contract regulating the Company's ADR program signed in 1997 with the Morgan Guaranty Trust Company of New York, currently JPMorgan Chase Bank.

The main topics included in the original contract of 1997 are: i) bringing the definitions contained in the contract in line with current practices; ii) a provision for the dematerialization of ADRs in keeping with best market practices; iii) inclusion of Class A Shares to guarantee equal treatment for all classes of shareholder in order to establish similar treatment for Class B shares in terms of their conversion to ADRs, maintaining the rights inherent to each type of share and with the restrictions in place according to the conditions of the Program; and, iv) adaptation of the mechanism through which ADR holders participate in Shareholders' Meetings and exercise their power to vote in accordance with the ADRs held.

Fitch Venezuela assigned an "A1" risk rating to MERCANTIL's issue of Commercial Paper

Fitch Venezuela assigned an "A1" risk rating to the issue of Mercantil Servicios Financieros C.A. commercial paper for a maximum of Bs.100 billion at terms of 15 and 360 days, backed by an adequate diversification of its operations, a low level of leverage, sufficient liquidity and the financial strength of the main subsidiaries that provide the flow of dividends needed to pay the issuer's obligations. The positive performance of MERCANTIL's main subsidiaries and the operating environment in Venezuela, have enabled the majority of the holding's performance indicators to be maintained during 2006.

Fitch Ratings reaffirms Investment Grade rating to Commercebank, N.A.

In its annual credit analysis report, Fitch Ratings reaffirmed the Investment Grade given to Commercebank, N.A. since 2004. The Long Term IDR assigned to the bank was BBB-. In addition, Fitch rated Commercebank Holding Corp., the bank's parent in the U.S., conferring it also a BBB- Long Term IDR.

The ratings are supported by consistent performance, sound capital, a good liquidity position and asset quality.

MERCANTIL reported its earnings on the Internet in accordance with US GAAP

Mercantil Servicios Financieros and its subsidiary Banco Mercantil posted their financial statements for year-end 2005 and 2004 on Banco Mercantil's website in accordance with US GAAP. The President of MERCANTIL, Gustavo Marturet, said that this presentation is useful for international investors because it helps them to compare Mercantil's earnings with those of other companies whose shares are quoted on international markets according on the same accounting basis.

MERCANTIL

MERCANTIL issued Bs. 100 billion in unsecured bonds

MERCANTIL issued two series of unsecured bonds totaling Bs. 100 billion on the Venezuelan capital market.

The first series, totaling Bs. 60 billion, were two-year bonds at a fixed interest rate of 8.25%. The second totaled Bs. 40 billion and were four-year bonds which earn variable interest calculated as 78% of the Market Lending Rate.

These securities were rated "A2" by Fitch Ratings and Clave and response to them by the institutional market was most enthusiastic. These securities were also available to public through Banco Mercantil's branch network.

Banco Mercantil signed Collective Bargaining Agreement No. 11

Banco Mercantil's 11th Collective Bargaining Agreement has been signed, effective January 1, 2007. It will run for three years and benefit some 6,000 employees. It includes a series of important economic and social benefits such as Hospitalization, Surgery and Maternity insurance cover, new medical care, scholarships for university studies and an increase in the amounts and frequency state in the clauses on awards and recognitions for worker efficiency.

Dividend History

Dividend Type	Amount per share (Bs.)	Payment Date
Paid		
Ordinary	12	February 2006
Extraordinary	71	April 2006
Ordinary	12	May 2006
Ordinary	12	August 2006
Extraordinary	71	September 2006
Ordinary	12	November 2006
Total 2006	190	
Ordinary	12	February 2007

Banco Mercantil "Best Trade Finance Bank" – Global Finance

Global Finance magazine announced in its February 2007 edition the selection of Banco Mercantil in its World's Best Trade Finance Bank category as Venezuela's "Best Trade Finance Bank" for the year 2006. This decision was based on market share, volume of transactions, geographical coverage, customer service, development of new business and product innovation.

Banco Mercantil, Bank of the Year in Venezuela – Latin Finance

Banco Mercantil was selected as the "Best Bank in Venezuela" in 2006 by LatinFinance in its November 2006 edition, for its business strategy, corporate governance, transparent ethics and social commitment.

LatinFinance's analysis highlights Banco Mercantil's strong loan risk management tradition, as well as the quality of its portfolio ratios which compare favorably to the Venezuelan financial system as a whole.

MERCANTIL, the only Venezuelan institution selected as one of the 2000 leading companies in the world - Forbes

Mercantil Servicios Financieros (MERCANTIL) is the only Venezuelan financial institution on the list of the world's 2000 largest companies, according to a survey by the prestigious Forbes magazine, published in its September 2006 issue. The ranking was based on an evaluation of income, profitability, asset growth and market capitalization.

MERCANTIL came in at number 1,896, being one of the 46 South American companies selected.

The Forbes 2000 ranking is the result of a survey based on an indicator made up of income, profitability, asset and market capitalization, which ensures that the companies included on it are the most important in the global economic market. According to the magazine's editors, they are looking for companies that are potential international leaders. Forbes 2000 is an excellent guidebook if you are searching for tomorrow's international leading companies.

MERCANTIL ranked among the Top 1000 World Banks and one of the Top 25 Latin American Banks– The Banker

Mercantil Servicios Financieros was number fifteen on the list of the Top 25 Latin American Banks according to The Banker magazine, which belongs to the England Financial Times Group, in its July 2006 issue.

The Banker also ranked MERCANTIL 500th out of the Top 1000 World Banks.

MERCANTIL "Best Bank in Venezuela" - Euromoney

The English publication Euromoney, specialized in the analysis of financial markets and international business, selected Banco Mercantil as "Best Bank in Venezuela" for the sixth year running in its Awards for Excellence 2006.

The July 2006 edition based its award this year on Banco Mercantil being Venezuela's largest financial institution with a market share of 16% and subsidiaries in the USA and Europe. The increase in assets and Deposits, combined with the sale of its stock in Bancolombia and the strength of the Venezuelan economy, was reflected in the institution's sound financial position, experience and leadership.

Banco Mercantil, "the most admired company" in the banking sector - Gerente

The Venezuelan magazine Gerente, in its special half-year 2006 edition, selected Banco Mercantil as the most admired company in the banking sector, ranking it number one in the categories "Quality of service provided" and "Financially sound company".

Banco Mercantil also ranked second in the categories "Professional reputation of Management" and "Leadership in the business sector".

Seguros Mercantil was selected as the second most admired company in the insurance market, and Merinvest as the third most admired company in the capital market.

These outstanding positions were achieved by the subsidiaries of Servicios Financieros (MERCANTIL) in this ranking of "The most admired companies" following a survey among 600 Venezuelan executives.

The survey took into account indicators such as quality of service provided, sound financial position, professional reputation of Management and leadership in the business sector. The results were presented by economic sector and by category.

MERCANTIL "Best managed company in Venezuela" – Euromoney

MERCANTIL was voted the best managed company in Venezuela by Euromoney in its "Best-managed companies in Latin America" category

In its March 2006 issue, the magazine ranked MERCANTIL at the top of the list of the best managed companies in Venezuela and the only one in the financial sector to appear in this publication.

Euromoney based its decision on a research among market analysts who, in selecting the best companies, considered a series of indicators: market strength, benefits, growth potential, management quality and profits. All in all 258 companies in various Latin American companies and in different categories were nominated. In Venezuela five companies, headed by MERCANTIL, were included in the ranking.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [1] 12-31-06	12-31-06	09-30-06	12-31-05	Dec 2006 Vs. Sep 2006 Δ Bolivars	%	Dec 2006 Vs. Dec 2005 Δ Bolivars	%
CASH AND CASH EQUIVALENTS								
Cash	161	346	268	279	78	29.0%	67	23.9%
Banco Central de Venezuela	1,357	2,911	2.164	1,246	747	34.5%	1,665	133.7%
Venezuelan Banks and Other Financial Institutions	1	3	12	3	(9)	(76.4%)	1	8.0%
Foreign and Correspondent Banks	28	60	147	99	(87)	(59.1%)	(39)	(39.3%)
Pending Cash Items	233	500	456	304	44	9.6%	196	64.4%
Provision for Cash and Due from Banks	(0)	(0)	(0)	(0)	(0)	23.0%	(0)	23.0%
	1,781	3,820	3,047	1,930	773	25.4%	1,890	97.9%
INVESTMENT PORTFOLIO								
Investments in Trading Securities	35	75	17	123	58	332.7%	(47)	(38.7%)
Investments in Securities Available for Sale	3,092	6,631	6,773	5,769	(142)	(2.1%)	862	14.9%
Investments in Securities Held to Maturity	306	657	673	812	(16)	(2.3%)	(155)	(19.1%)
Share Trading Portfolio	8	16	17	77	(1)	(3.4%)	(60)	(78.7%)
Investments in Time Deposits and Placements	2,007	4,305	2,635	3,097	1,670	63.4%	1,208	39.0%
Restricted Investments	128	275	275	123	(1)	(0.2%)	152	122.9%
	5,576	11,959	10,390	10,001	1,569	15.1%	1,959	19.6%
LOAN PORTFOLIO								
Current	6,870	14,734	13,472	11,457	1,263	9.4%	3,277	28.6%
Rescheduled	13	28	26	31	2	7.9%	(2)	(7.1%)
Past Due	48	104	116	32	(12)	(10.7%)	72	227.1%
Litigation	3	7	11	5	(4)	(35.7%)	3	60.7%
	6,935	14,874	13,626	11,524	1,248	9.2%	3,350	29.1%
Allowance for Losses on Loan Portfolio	(137)	(294)	(249)	(229)	(44)	17.7%	(64)	27.9%
	6,799	14,580	13,376	11,295	1,204	9.0%	3,286	29.1%
INTEREST AND COMMISSIONS RECEIVABLE	87	186	167	158	19	11.6%	28	18.1%
LONG-TERM INVESTMENTS	17	37	27	26	10	35.8%	11	40.9%
ASSETS AVAILABLE FOR SALE	2	5	5	7	0	(2.5%)	(2)	(23.5%)
PROPERTY AND EQUIPMENT	149	319	301	268	18	6.1%	52	19.4%
OTHER ASSETS	378	810	846	590	(36)	(4.1%)	221	37.3%
TOTAL ASSETS	14,789	31,717	28,160	24,275	3,557	12.6%	7,442	30.7%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [1] 12-31-06	12-31-06	09-30-06	12-31-05	Dec 2006 Vs. Sep 2006 Δ Bolivars	Dec 2006 Vs. Sep 2006 Δ %	Dec 2006 Vs. Dec 2005 Δ Bolivars	Dec 2006 Vs. Dec 2005 Δ %
DEPOSITS								
Non-interest Bearing	2,391	5,129	4,049	3,326	1,080	26.7%	1,802	54.2%
Interest-Bearing	2,901	6,222	5,939	4,670	282	4.8%	1,551	33.2%
Savings Deposits	3,339	7,160	6,084	5,318	1,077	17.7%	1,844	34.7%
Time Deposits	3,141	6,736	5,970	6,166	766	12.8%	570	9.2%
	11,772	25,247	22,042	19,480	3,205	14.5%	5,767	29.6%
DEPOSITS AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued	121	259	210	171	49	23.6%	89	51.9%
FINANCIAL LIABILITIES	803	1,722	1,368	974	354	25.9%	748	76.8%
INTEREST AND COMMISSION PAYABLE	17	37	33	40	5	14.2%	(3)	(7.4%)
OTHER LIABILITIES	742	1,591	1,811	1,245	(219)	(12.1%)	345	27.7%
SUBORDINATED DEBT	125	268	247	193	21	8.7%	75	38.9%
TOTAL LIABILITIES	13,580	29,124	25,709	22,103	3,415	13.3%	7,021	31.8%
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1	3	3	3	0	(7.0%)	1	18.5%
SHAREHOLDERS' EQUITY								
Paid in Capital	50	108	108	113	0	0.0%	(6)	(5.0%)
Capital Inflation Adjustment	89	192	192	192	0	0.0%	0	0.0%
Share Premium	24	52	53	54	(1)	(1.0)%	(2)	(2.9)%
Capital Reserves	78	167	167	167	0	0.0%	0	0.0%
Translation Adjustment of Net Assets of Subsidiaries Abroad	125	268	266	275	1	0.5%	(7)	(2.7%)
Retained Earnings	850	1,823	1,670	1,493	154	9.2%	331	22.1%
Shares Repurchased And Held By Subsidiaries	(7)	(14)	(3)	(139)	(11)	366.6%	125	(89.9%)
Restricted shares for employees Stock option plan	(12)	(25)	(25)	(25)	0	0.0%	0	0.0%
Unrealized Gain From Restatements Of Investments Available For Sale At Market Value Of Investment Available For Sale	9	19	20	39	(1)	(6.7%)	(20)	(51.9%)
TOTAL SHAREHOLDERS' EQUITY	1,207	2,589	2,447	2,169	142	5.8%	421	19.4%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,789	31,717	28,160	24,275	3,557	12,6%	7.442	30.7%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	Quarter ended on		Δ		12 months ended on		Δ	
	12-31-06	12-31-05	Bolivars	%	12-31-06	12-31-05	Bolivars	%
Income from Cash and Due from Banks	4	4	0	12.1%	16	9	7	99.9%
Income from Investment Securities	176	165	11	6.4%	678	619	60	9.6%
Income from Loan Portfolio	465	321	144	45,00%	1.586	1.044	543	52,00%
INTEREST INCOME	645	490	155	31.7%	2.281	1.672	609	36.5%
Interest for Demand and Savings Deposits	102	73	30	40.9%	362	227	134	59.1%
Interest for Time Deposits	85	89	(4)	(4.9)%	375	325	50	15.4%
Interest for Securities Issued by the Bank	10	5	5	109.6%	29	17	12	68,00%
Interest on Financial Liabilities	24	20	4	20.3%	77	66	11	16.7%
INTEREST EXPENSE	220	186	34	18.5%	843	635	207	32.6%
GROSS FINANCIAL MARGIN	425	304	121	39.8%	1.438	1.036	402	38.9%
Provision for losses on loan portfolio	57	33	24	74.2%	91	66	25	37.5%
NET FINANCIAL MARGIN	367	271	96	35.6%	1.347	970	377	39,00%
Trust Fund Operations	11	9	1	16,00%	39	34	5	15.2%
Foreign Currency Transactions	1	0	0	25.2%	2	1	1	(71.9)%
Commissions on Customer Account Transactions	45	29	16	55.4%	153	99	54	54.3%
Commissions on Letters of Credit and Guarantees Granted	7	6	2	32.8%	25	21	4	16.8%
Equity in Long-Term Investments	6	7	(1)	(17.1)%	28	23	6	24.7%
Exchange Gains and Losses	(1)	1	(2)	(187.3)%	9	126	(117)	(92.1)%
Income (Loss) on Sale of Investment Securities	22	3	19	736,00%	149	324	(175)	(53.9)%
Other Income	160	81	76	98.5%	435	310	125	40.5%
TOTAL COMMISSIONS AND OTHER INCOME	250	135	115	84.7%	840	938	(98)	(10.4)%
INSURANCE PREMIUMS, NET OF CLAIMS								
Total insures premiums, net of claims	38	35	3	9.8%	113	102	12	11.5%
OPERATING INCOME	656	441	215	48.6%	2,301	2,010	291	14.5%
Salaries and employee benefits	190	136	55	40.1%	732	514	218	42,00%
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	48	44	4	9,00%	170	149	21	13.8%
Fees paid to regulatory agencies	21	17	4	20.5%	77	54	23	43.5%
Other operating expenses	208	105	103	97.5%	646	487	159	32.3%
TOTAL OPERATING EXPENSES	467	302	165	54.5%	1,625	1,204	421	34.7%
INCOME BEFORE TAXES AND MINORITY INTEREST	189	139	50	35.9%	676	806	(130)	(15.9)%
Total Taxes	27	10	17	172.9%	119	83	36	43.3%
Minority interest	0	0	(1)	175.3%	(2)	(1)	(1)	44,00%
NET INCOME	162	129	33	25.1%	555	722	(166)	(22.9)%
NET INCOME IN US$ [1]	76	60	15	25.1%	259	343	(84)	(24.2)%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

MERCANTIL

APPENDIX I

	12 months ended on	
	12-31-06	12-31-05
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	556	722
Adjustments to reconcile net income to net cash provided		
by operating activities -		
Depreciation and amortization	72	66
Provision for losses on the loan portfolio	91	66
Accrual for employee termination benefits	60	44
Provision for other assets	22	15
Net change in permanent investments	18	17
Minority interest payable	1	0
Interest and commissions receivable	(29)	(32)
Other assets	(268)	(304)
Other liabilities	344	594
Payment of employee termination benefits	(61)	(40)
Net cash provided by operating activities	806	1,147
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in investments securities	(758)	(1,361)
Net change in loan portfolio	(3,377)	(4,049)
Additions to fixed assets, net of depreciation and write-offs	(97)	(65)
Net cash flows from investing activities	(4,232)	(5,475)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in deposits	5,767	5,665
Net change in financial liabilities	748	340
Net change in publicly traded debt securities issued by CNV	89	68
Net change in subordinated debt	75	21
Cash dividends	(136)	(77)
Shares repurchased	(14)	(9)
Share premium	(1)	(4)
Income from sales of shares kept by affiliates	45	0
Net cash flows from financing activities	6,572	6,004
CASH AND CASH EQUIVALENTS (1)		
Net increase for the period	3,146	1,675
At the beginning of the period	4,978	3,303
At the end of the period	**8,124**	**4,978**

1 Includes: Cash and Cash Equivalents, Cash and Due from banks, Investments in time deposits and placements within 90 days maturity.

MERCANTIL SERVICIOS FINANCIEROS C.A.
STATEMENT OF SHAREHOLDERS' EQUITY
UNAUDITED FIGURES
(In billions of Bolivars)

	Capital stock	Capital inflation adjustment	Paid-in Surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	Repurchased shares restricted for employee stock option plan	Income (loss) on investments Available for sale	Total shareholders' Equity
Balance as of December 31, 2004	**82**	**192**	**56**	**164**	**261**	**882**	**(130)**	**(24)**	**216**	**1.699**
Net income for the quarter						722				722
Cash dividends						(77)				(77)
Capital Increase	31					(31)				0
Shares repurchased							(9)			(9)
Repurchased shares for the employee stock option plan			(3)					(1)		(4)
Legal reserve				3		(3)				0
Unrealized income on Investments available for sale									(176)	(176)
Translation effect of net assets in subsidiaries abroad					15					15
Balance as of December 31, 2005	**113**	**192**	**54**	**167**	**275**	**1.493**	**(139)**	**(25)**	**39**	**2,169**
Net income for the quarter						555				555
Income from sales of shares kept by affiliates						33	12			45
Redeemed repurchased shares	(6)					(122)	128			0
Cash dividends						(136)				(136)
Shares repurchased							(14)			(14)
Repurchased shares for the employee stock option plan			(2)					0		(2)
Unrealized income on Investments available for sale									(20)	(20)
Translation effect of net assets in subsidiaries abroad					(8)					(8)
Balance as of December 31, 2006	**108**	**192**	**52**	**167**	**268**	**1,823**	**(14)**	**(25)**	**19**	**2,589**

MERCANTIL

APPENDIX II

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification

(In billions of Bolivars, except percentages)

By Economic Activity	12-31-06	%	09-30-06	%	12-31-05	%
Commercial	5,132	35.0%	5,199	38.2%	4,909	42.6%
Foreign trade	1,938	13.0%	1,761	12.9%	1,416	12.3%
Residential mortgage	1,347	9.0%	913	6.7%	793	6.9%
Industrial	829	6.0%	767	5.6%	406	3.5%
Construction	997	7.0%	1,063	7.8%	1,137	9.9%
Consumer	957	6.0%	804	5.9%	435	3.8%
Services	412	3.0%	461	3.4%	529	4.6%
Agricultural	1,182	8.0%	915	6.7%	793	6.9%
Car loans	1,029	7.0%	896	6.6%	505	4.4%
Other	1,051	7.0%	847	6.2%	599	5.2%
	14,874	100.0%	13,626	100.0%	11,524	100.0%

By Maturity	12-31-06	%	09-30-06	%	12-31-05	%
Up to six months	7,422	49.0%	6,911	50.7%	6,277	54.5%
Six months to one year	1,435	10.0%	1,423	10.4%	1,149	10.0%
One to two years	1,018	7.0%	922	6.8%	1,098	9.5%
Two to three years	1,227	8.0%	942	6.9%	617	5.4%
Three to four years	1,140	8.0%	1,068	7.8%	589	5.1%
Four to five years	485	3.0%	429	3.1%	461	4.0%
Over five years	2,147	14.0%	1,930	14.3%	1,331	11.6%
	14,874	100.0%	13,626	100.0%	11,524	100.0%

By Geographical Location of the Debtor	12-31-06	%	09-30-06	%	12-31-05	%
Venezuela	8,810	59.0%	8,270	60.7%	6,876	59.7%
United States of America	4,267	29.0%	3,934	28.9%	3,284	28.5%
Mexico	507	3.0%	344	2.5%	401	3.5%
Colombia	90	1.0%	91	0.7%	125	1.1%
Brazil	280	2.0%	151	1.1%	112	1.0%
Switzerland	329	2.0%	339	2.5%	248	2.2%
Other countries	591	3.0%	497	3.6%	478	4.0%
	14,874	100.0%	13,626	100.0%	11,524	100.0%

By Type of Risk	12-31-06	%	09-30-06	%	12-31-05	%
Normal	14,589	98.0%	13,349	98.0%	11,370	98.7%
Potential	163	1.1%	165	1.2%	65	0.6%
Real	77	0.6%	81	0.6%	65	0.6%
High	41	0.3%	25	0.2%	21	0.1%
Unrecoverable	4	0.0%	6	0.0%	4	0.0%
	14,874	100%	13,626	100%	11,524	100%

MERCANTIL

APPENDIX III

Summary of Financial Indicators

	US$ Dec 2006 [1]	Quarter Dec 2006	Quarter Dec 2005	US$ Dec 2006 [1]	12 months Dec 2006	12 months Dec 2005
Net Income in billions of Bolivars (millions of US$)	76	162	129	259	555	722
Mercantil's stock indicators						
Class A share:						
Number of outstanding shares(3) (Issued shares minus repurchased)		414,760,572	416,798,878			
Market Price	2.8	6,000	2,500			
Average daily volume (# of shares)		484,845	1,054,058			
Market Price / Book value per share		1.66	0.83			
Market Price / Period Net Earnings per share		26.5	13.6		7.7	2.4
Dividends received in Cash / Market price A		0.2 %	0.4		3.2 %	5.5
Class B share:						
Number of outstanding shares(3) (Issued shares minus repurchased)		300,432,819	301,083,752			
Market Price	2.8	6,050	2,550			
Average daily volume (# of shares)		164,531	475,914			
Market Price / Book value per share		1.67	0.84			
Market Price / Period Net Earnings per share		26.7	13.9		7.8	2.5
Dividends received in Cash / Market price B		0.2 %	0.4		3.1 %	5.4
Book value per share in Bs. (2) (Equity / # of outstanding shares)	1.7	3,621	3,021			
Total weighted outstanding shares		714,353,383	705,144,596		713,631,343	706,733,182
Earnings per share (Net Result/ weighted outstanding shares)	0.11	227	184	0.36	778	1,021
Balance Structure Indicators						
Gross Loans/Deposits		58.9%	59.2%			
Profitability Ratios (%):						
Gross financial margin / Average interest earning assets		7.4 %	6.8%		6.3%	5.9%
Commissions and other income as a percentage of Total income		40.4%	35.9%		39.9%	50.1%
Return on average assets (ROA)		2.4%	2.6%		2.1%	3.6%
Return on average equity (ROE)		27.6%	26.7%		23.6%	36.9%
Efficiency Ratios (%):						
Operating expenses / Average total assets		6.7%	5.6%		5.8%	5.7%
Operating expenses / Total income		62.6%	60.1%		64.7%	55.5%
Liquidity Ratios (%):						
Cash and due from banks / Deposits		15.1%	9.9%			
Cash and due from banks and Investments Portfolio / Deposits		62.5%	61.3%			
Asset Quality Ratios (%):		0.8 %	0.3%			
Non performing loans/ Gross loans		264.3%	632.8%			
Allowance for loan losses / Non performing loans		2.0%	2.0%			
Allowance for loan losses / Gross loans						
Capital Adequacy Ratios (%):						
Shareholders equity / Assets		8.2%	8.9%			
CNV-Risk based capital (minimum required 8%)		16.3%	17.0%			

1 Figures in US$ given for reference purposes only; Balance Sheet figures translated at the closing exchange rate, and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
2 Issued shares minus repurchased shares.
3 Stock dividends paid are considered as issued shares for comparison purposes

	IV Quarter Dec 2006	IV Quarter Dec 2005	12 months Dec 2006	12 months Dec 2005
Number of employees				
Employees in Venezuela	8,647	7,841		
Employees Abroad	900	771		
Distribution network				
Branches in Venezuela	341	332		
Branches Abroad	21	21		
Representative Offices	6	5		
Number of ATMs	1,222	1,025		
Number of points of sale (POS)	25,987	18,523		
Exchange and inflation rates				
Exchange rate Bs./US$1 (Controlled since February 2003)	2,144.6	2,144.6		
Average Exchange Rate for the period (Bs/US$1)	2,144.6	2,144.6	2,144.6	2,106.4
Inflation for the last 12 months	3.9%	2.5%	17.0%	14.4%

MERCANTIL

APPENDIX IV

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
According to rules issued by CNV [1]
UNAUDITED CONSOLIDATED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

SUMMARY OF BALANCE SHEET	US$ [2] 12-31-06	12-31-06	09-30-06	12-31-05	Dec 2006 Vs Sep 2006 Δ Bolivars	Dec 2006 Vs Sep 2006 Δ %	Dec 2006 Vs. Dec 2005 Δ Bolivars	Dec 2006 Vs. Dec 2005 Δ %
ASSETS								
Cash and Cash Equivalents	1,798	3,856	3,082	1,914	774	25.1%	1,942	101.5%
Investments Portfolio	2,764	5,937	4,613	4,658	1,324	28.7%	1,279	27.5%
Loan Portfolio	4,014	8,609	8,137	6,763	472	5.8%	1,846	27.3%
Properties and Equipment and Other Assets	330	707	664	593	43	6.5%	114	19.2%
TOTAL ASSETS	8,910	19,109	16,496	13,928	2,613	15.8%	5,181	37.2%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits [3]	7,804	16,737	13,931	11,908	2,806	20.1%	4,829	40.6%
Financial Liabilities and Other Liabilities	414	888	1,188	801	(300)	(25.3)%	87	10.9%
TOTAL LIABILITIES	8,218	17,625	15,119	12,709	2,506	16.6%	4,916	38.7%
SHAREHOLDERS' EQUITY	692	1,484	1,377	1,219	107	7.8%	265	21.7%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,910	19,109	16,496	13,928	2,613	15.8%	5,181	37.2%

SUMMARY OF INCOME STATEMENT	US$ [2] 12-31-06	Quarter Ended on 12-31-06	Quarter Ended on 12-31-05	Δ Bolivars	Δ %	12 months ended on 12-31-06	12 months ended on 12-31-05	Δ Bolivars	Δ %
Interest Income	221	475	363	112	30.9%	1,673	1,256	417	33.2%
Interest Expense	68	145	130	15	11.5%	596	480	116	24.2%
Gross Financial Margin	154	330	234	97	41.6%	1,077	776	301	38.8%
Provision for Losses on Loan Portfolio	20	43	33	10	30.3%	74	62	12	19.4%
Net Financial Margin	134	287	201	87	43.5%	1,003	714	289	40.5%
Commissions and Other Income	93	200	90	109	119.8%	625	647	(22)	(3.4)%
Operating Income	227	487	291	196	67.4%	1,628	1,361	267	19.6%
Operating Expenses	162	348	220	129	58.9%	1,186	857	329	38.4%
Income before taxes	65	139	72	67	93.1%	442	504	(62)	(12.3)%
Taxes	9	20	(6)	26	433.3%	63	34	29	85.3%
NET INCOME	55	119	78	41	52.6%	379	470	(91)	(19.4)%
NET INCOME IN US$ (2)		55	36	19	52.6%	177	219	(42)	(19.4)%

1 These financial statements are presented in accordance with CNV standards and adjusted for inflation up to December 31, 1999 (See accounting principles used). They reflect Banco Mercantil's contribution to MERCANTIL's results.
2 Figures in US$ given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
3 Deposits include investments sold under repurchase agreement as follows: Bs. 2,054 million as of 12.31.2006, Bs. 2,055 million as of 09.30.2006 and Bs. 3,000 million as of 12.31.2005. According to the Superintendence of Bank's regulations investments sold under repurchase agreement are reduced from the total amount of the investment portfolio.

MERCANTIL

APPENDIX IV

RATIOS

Banco Mercantil Consolidated [1]

(Ratios from Non-Consolidated Financial Statements)

	System average[2]	12-31-06	12-31-05
Gross financial margin / Average assets	7.0%	7.6%	8.7%
Return on average assets (ROA) 3	3.0%	3.2%	5.0%
Return on average equity (ROE) 3	29.1%	31.9%	41.0%
Non performing loans / Gross loans	0.9%	0.7%	0.4%
Allowance for loan losses / Non performing loans	246.1%	366.0%	709.5%
Allowance for loan losses / Gross loans	2.3%	2.6%	2.5%
Operating expenses / average total assets	6.1%	6.5%	8.9%

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS

(In billions of Bolivars)

	Quarter ended on		12 months	
	12-31-06	12-31-05	12-31-06	12-31-05
Historical profit [2]	153	72	424	472
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see section of accounting principles used)	17	(1)	12	(3)
		21		21
Interest for Publicly traded debt securities issued to finance Banco Mercantil's investment	(4)	(7)	(18)	(18)
Elimination of transactions with related companies	(47)	(7)	(39)	(2)
	119	78	379	470

1 Consolidated
2 Historic figures in accordance with the standards of the Superintendence of Banks in Venezuela (SUDEBAN)
3 Based on annualized figures as of 12-31-06.

MERCANTIL

APPENDIX V

COMMERCEBANK HOLDING CORPORATION

According to rules issued by CNV [1]

UNAUDITED CONSOLIDATED FIGURES

(In millions of dollars, except percentages)

SUMMARY OF BALANCE SHEET	12-31-06	09-30-06	12-31-05	Dec 2006 Vs Sep 2006 Δ US$	Dec 2006 Vs Sep 2006 Δ %	Dec 2006 Vs Dec 2005 Δ US$	Dec 2006 Vs Dec 2005 Δ %
ASSETS							
Cash and Cash Equivalents	31	61	50	(30)	(49)%	(18)	(37.0)%
Investments Securities	2,241	2,229	2,047	12	1.0%	193	9.0%
Loan Portfolio	2,593	2,250	1,983	342	15.0%	609	31.0%
Properties and Equipment and Other Assets	154	236	147	(82)	(35.0)%	8	5.0%
TOTAL ASSETS	5,019	4,776	4,227	243	5.0%	792	19.0%
LIABILITIES AND SHAREHOLDERS' EQUITY							
Deposits	3,856	3,693	3,361	164	4.0%	495	15.0%
Financial Liabilities, Other Liabilities and Subordinated Debt	872	800	623	71	9.0%	249	40.0%
TOTAL LIABILITIES	4,728	4,493	3,984	235	5.0 %	744	19.0 %
SHAREHOLDERS' EQUITY	291	282	243	8	3.0 %	47	19.0 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,019	4,776	4,227	243	5.0 %	792	19.0 %

	Quarter ended on 12-31-06	Quarter ended on 12-31-05	Δ US$	Δ %	12 months ended on 12-31-06	12 months ended on 12-31-05	Δ US$	Δ %
Interest Income	71	53	18	35.0%	257	179	78	43.0%
Interest Expense	30	18	12	70.0%	97	52	44	85.0%
Gross Financial Margin	41	35	6	18.0%	160	127	33	26.0%
Provision for Losses on Loan Portfolio	6	0	6	100.0%	7	1	6	493.0%
Net Financial Margin	35	35	0	(1.0%)	153	126	27	22.0%
Commissions and Other Income	7	4	2	59.0%	26	21	6	28.0%
Operating Income	42	39	2	6.0%	180	147	33	22.0%
Operating Expenses	31	22	9	42.0%	112	88	24	27.0%
Income before Taxes	11	18	(7)	(38.0%)	68	59	9	15.0%
Taxes	3	6	(3)	(45.0%)	25	21	4	19.0%
NET INCOME	8	12	4	(35.0%)	43	38	5	13.0%

1 These financial statements are presented in accordance with CNV standards (See accounting principles used) to reflect Commercebank's contribution to MERCANTIL's results.

MERCANTIL

APPENDIX V

KEY FINANCIAL AND OPERATING INDICATORS
Commercebank N.A
(Unconsolidated Financial Statement Indicators)

	Quarter	USA System [1]	
	12-31-06	Local Peer	Florida
Gross financial margin / Average assets	4.0%	4.0%	4.3%
Return on average assets (ROA) 2	1.1%	1.1%	0.8%
Return on average equity (ROE) 2	14.0%	10.6%	9.6%
Non performing loans / Gross loans	1.2%	0.5%	0.2%
Allowance for loan losses / Non performing loans	116.9%	155.0%	244.0%
Allowance for loan loss<s / Gross loans	1.4%	1.2%	1.1%
Operating expenses / average total assets	2.5%	2.6%	3.0%

1 Based on September 2006 Figures
2 Annualized

APPENDIX VI

SEGUROS MERCANTIL
According to rules issued by CNV [1]
Unaudited Consolidated Figures
(In billions of Bolivars, except percentages)

	US$[2] 12-31-06	12-31-06	09-30-06	12-31-05	Dec 2006 Vs. Sep 2006 Δ Bolivars	Dec 2006 Vs. Sep 2006 Δ %	Dec 2006 Vs. Dec 2005 Δ Bolivars	Dec 2006 Vs. Dec 2005 Δ %
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	13	27	72	35	(44)	(62.0)%	(8)	(23.0%)
Investments Portfolio	266	570	516	371	54	10.0%	199	54.0%
Premiums receivable	52	113	92	71	21	23.0%	42	60.0%
Property and equipment	17	36	30	27	6	20.0%	8	29.0%
Other assets	37	79	83	59	(4)	(5.0)%	20	35.0%
TOTAL ASSETS	384	824	792	563	32	4.0%	262	47.0%
LIABILITIES AND SHAREHOLDERS' ÉQUITY								
Reserves for general risks	120	258	230	174	28	12.0%	85	49.0%
Claims incurred	69	147	137	87	10	7.0%	60	69.0%
Life Reserves and Others	5	10	9	7	1	7.0%	3	40.0%
Financial Liabilities	16	34	15	15	19	127.0%	19	130.0%
Accounts Payable Reinsures	33	70	87	40	(17)	(19.0)%	30	76.0%
Other provisions and other liabilities	38	81	111	76	(30)	(27.0)%	5	7.0%
TOTAL LIABILITIES	280	600	590	399	10	2.0%	202	51.0%
SHAREHOLDERS' ÉQUITY	104	224	202	164	22	11.0%	60	37.0%
TOTAL LIABILITIES AND SHAREHOLDERS' ÉQUITY	384	824	792	563	32	4.0%	262	47.0%

	US$[2] 12-31-06	Quarter ended on 12-31-06	Quarter ended on 12-31-05	Increase (decrease) Bolivars	Increase (decrease) %	12 months ended on 12-31-06	12 months ended on 12-31-05	Increase (decrease) Bolivars	Increase (decrease) %
SUMMARY OF STATEMENT OF INCOME									
Earned Premiums Received	101	216	151	65	43.0%	723	478	245	51.0%
Claims Incurred	(67)	(144)	(89)	(55)	62.0%	(481)	(291)	(190)	65.0%
Commissions and Acquisition Expenses	(17)	(36)	(26)	(10)	40.0%	(124)	(83)	(41)	50.0%
Management Expenses	(11)	(24)	(22)	(2)	9.0%	(97)	(76)	(21)	28.0%
Technical Result	6	12	14	(2)	(15.0)%	20	28	(8)	(28.0)%
Income from Investments	8	18	10	8	78.0%	46	26	20	75.0%
Exchange Earnings	0	0	0	1	(148.0)%	1	12	(11)	(88.0)%
Special Reserves	0	(1)	0	(1)	278.0	(1)	(2)	1	(39.0)%
Taxes and Contributions	0	0	0	0	0.0%	0	0	0	0.0%
Contracts of excess of lost	(1)	(3)	(5)	2	(43.0)%	(9)	(12)	3	(23.0)%
Net income	12	27	19	8	41.0%	57	52	5	10.0%
Adjustment to C.N.V. standards	(1)	(3)	(1)	(2)	215.0%	(1)	0	(1)	(3,053.0)%
NET INCOME	11	24	18	(6)	32.0%	56	52	4	7.0%

1 These financial statements are presented in accordance with CNV standards and adjusted for inflation up to December 31, 1999 (See accounting principles used). They reflect Seguros Mercantil's contribution to MERCANTIL's results.
2 Figures in US$ given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

MERCANTIL

APPENDIX VII

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS							
	2006	2005	I05	II05	III05	IV05	I06	II 06	III 06	IV 06
Gross Domestic Product, Var,% 1										
Consolidated	10.3	10.3	8.4	11.7	10.2	10.9	10.1	10.2	10.2	ND
Oil activities	(0.3)	6.4	3.4	1.6	3.1	2.2	(1.2)	2.4	(1.8)	ND
Non-Oil activities	11.4	15.8	7.8	12.6	11.1	12.7	12.1	10.9	11.7	ND
Other Net Taxes on Products	19.4	27.2	24.6	24.3	16.0	12.6	15.7	18.2	18.2	ND
Consumer Price Index (% Change) 2	17.0	14.4	14.0	19.2	14.1	10,4	5.4	17.6	29.3	16.7
Unemployment Rate (% Change) 3	ND	11.4	14.3	12.1	12.1	10.5	11.2	10.0	9.9	ND
Wage Income Index (% Var) 1	ND	19.1	21.2	20.5	17.3	17.8	20.6	17.3	20.7	ND
Monetary Liquidity (% Change) 1	68.1	52.7	50.4	50.3	56.7	52.7	53.8	66.0	67.3	70.0
Interest Rates (Period end) (%) 4										
Six Main Commercial and Universal Banks										
Period-end Loan Rate	15.9	15.4	16.5	15.3	14.7	14.4	14.6	13.8	14.4	15.0
Period-end Saving Deposit Rate	6.6	6.6	5.2	7.5	7.3	7.3	7.0	6.8	6.7	6.6
Period-end Time Deposit Rate	10.1	11.7	12.4	11.7	10.7	11.2	10.1	10.0	10.2	10.1
Exchange Rate										
Period end (Bs/US$) (Bid rate)	2,144.6	2,144.6	2,122.8	2,144.6	2,144,6	2,144.6	2,144.6	2,144.6	2.144.6	2,144.6
Annual average exchange rate: Bs./US$	2,144.6	2,106.4	2,144.6	2,144.6	2,144,6	2,144.6	2,144.6	2,144.6	2.144,6	2,144.6
Depreciation (%) 2	0.0	12.0	57.2	0.0	0.0	0.0	0.0	0	0	0
External Sector (million of US$)										
Trade Balance 5	33,224	31,780	6,358	7,624	9,348	8,450	9.329	10,185	8,809	ND
Oil Exports	57,776	48,069	9,805	11,557	13,806	12.901	13,896	16,628	15,868	ND
Non-Oil Exports	6,792	7,404	1,735	1,895	1,782	1,992	1,638	1,411	1,532	ND
Imports	31,344	23,693	5,182	5,828	6,240	6,443	6,205	7,854	8,591	ND
Central Bank of Venezuela Intl. Res. (million US$)	36,606	29,636	24,932	28,071	29,942	29,636	31,358	31,169	34,254	36,606
FEM	768	732	714	719	725	732	739	748	758	768
Oil Export Average Price (US$/b)	56.4	45.4	38.3	42.0	52.3	48.8	53.2	60.8	60.5	51.1
Average Oil Production (Thousands bpd)	2,546	2,692	2,750	2,683	2,700	2,633	2,613	2,610	2,473	2.487
Central Government (billion of Bs)										
Ordinary Income	ND	77,395	14,717	20,496	19,736	22,979	24,415	24,457	27,644	ND
Oil Income	ND	41,069	7,131	11,377	9,738	12,529	12,036	12,619	16,320	ND
Non-Oil Income	ND	36,326	7,586	9,119	9,998	10,450	12,379	11,838	11,324	ND
Ordinary Expenditures 6	ND	76,630	14,009	14,835	18,885	25,845	24,181	28,644	23,231	ND

1 Year-on-year variation
2 Annual Dec-Dec figures. Annualized quarterly figures
3 Annual figures for the second semester
4 Annual figures correspond to weighted averages
5 Balance of payments figures.
6 Does not include public debt amortization
N.D.: Not Available
FEM: Macroeconomic Stabilization Fund
Source: Central Bank of Venezuela (BCV), Ministry of Finance, National Statistics Institute (INE)
Ministry of Energy and Production (MEP), Bloomberg and own calculations

MERCANTIL

At the close of 2006

Mercantil Servicios Financieros reported Bs. 31,717 billion in Total Assets

The subsidiary Banco Mercantil ranks number one in loans to the agriculture and tourism sectors in Venezuela

For further details on Mercantil Servicios Financieros results, please visit www.bancomercantil.com and go to the Financial Reports section.

Mercantil Servicios Financieros, released today its results at the close of 2006. The company's Total Assets reached up to Bs. 31,717 billion, 30.7% above the figure recorded at the close of 2005, as reported by the institution's Corporate Communications Unit.

MERCANTIL, the first and most comprehensive financial services company in Venezuela, whose main subsidiaries are Banco Mercantil, Seguros Mercantil, Merinvest, and Commercebank Holding, reported its Equity by year-end 2006 at Bs. 2,589 billion, 19.4% higher than the previous year.

Mercantil Servicios Financieros' Total Loans reached Bs. 14,580 billion, a 29.1% increase with respect to the close of 2005. According to the report, 99.1% of this portfolio is current. The ratio of Past-Due and Non-Performing loans to Total Loans is 0.8% and Earnings for the year were Bs. 555 billion.

During 2006, the credit rating firm Fitch Venezuela assigned MERCANTIL an A1 rating for the commercial papers issued by the company. Moreover, MERCANTIL's financial statements, as well as those of its subsidiary Banco Mercantil, are also presented in accordance with the international accounting standards US GAAP (US Generally Accepted Accounting Principles).

Performance of Subsidiaries

Mercantil Servicios Financieros reported that Banco Mercantil's Total Assets of (including overseas agencies) amounted to Bs. 19,109 billion at the close of 2006, 37% above the level of 2005. Deposits were Bs. 16,737 billion, 40.6% higher than the close of the previous year. Banco Mercantil ranks number one in the Venezuelan financial system in terms of agricultural loans, tourism loans; mortgage loans under the Mortgage Debtor Law; assets in trusts; and saving deposits.

Seguros Mercantil's Total Assets at the close of the year was Bs. 824 billion, with Net Earned Premiums of Bs. 975 billion, 45.6% higher than in 2005.

The Commercebank subsidiary in the United States reached Total Assets of US$ 5,019 million at the close of 2006, 19% above the 2005 amount. Deposits were US$ 3,856 million, 15% higher than the previous year figure.

During the period, Mercantil Servicios Financieros and its subsidiaries obtained important acknowledgments from both local and international prestigious publications, among them: Latin Finance, Global Finance, Business Venezuela, and the Gerente magazine.

For further details of Mercantil Servicios Financieros results, please visit www.bancomercantil.com and go to the Financial Reports section.

Corporate Communications Unit
Caracas, February 21, 2007

Contact:
Marianela Faría
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7477 (Fax)

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, February 28, 2007

MERCANTIL
Convenes an Ordinary General Meeting of Shareholders

The Board of Directors of Mercantil Servicios Financieros (MERCANTIL), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ.A and MVZ.B / Level 1 ADR: MSVFY (OTC) decided at a meeting on February 28, 2007, to call an Ordinary General Meeting of Shareholders on March 30, 2007, to consider the following: a) the audited financial statements and the second half 2006 reports of the Statutory Auditors and the Board of Directors; b) the Board of Directors' report on the degree of compliance with the Principles of Corporate Governance; c) appointment of the members of the Board of Directors in accordance with the company by-laws and establishment of the remuneration of all the officers of the Board; d) appointment of the company's Statutory Auditors; e) the proposal on the Fifteenth Phase of the Company's Stock Repurchase Program authorizing the Board of Directors to agree that the Company purchases up to 15% of its common Class A and/or B shares at a maximum price of Bs. 10,000.00 per share; f) proposal to establish the Company's authorized capital and its use pursuant to the provisions of the Capital Markets Law; g) proposal to issue and place up to US$ 250,000,000.00 in Bonds and/or Commercial Paper, and h) proposal to declare and pay 2007 dividends.

The proposal to declare and pay 2007 dividends, approved by the Board at its February 28 meeting, contemplated the following: a) an ordinary cash dividend at the rate of Bs. 12.00 per share, for the 2nd, 3rd and 4th quarters of the year, payable on May 10, August 10 and November 10, 2007, respectively; b) an extraordinary cash dividend of Bs. 30.00 per share, payable on a date to be determined by the Board of Directors, but always after payment of the share dividend, delegating the establishment of the last date the shares trade "cum-dividend" and the Effective Record Date to the Board of Directors, and c) a share dividend to be distributed to the shareholders at the rate of two new common Class A and/or B shares for every five (5) common A and/or B shares held, payable no later than May 31, 2007, involving an increase in the

Company's subscribed and paid-in capital, within its authorized capital, and delegating the establishment of the last date the shares trade "cum-dividend" and the Effective Record Date to the Board of Directors, all of this subject to authorization by the National Securities Commission (CNV), on the understanding that in setting those dates, the Board shall ensure that the extraordinary cash dividend will be paid on the new shares, as mentioned above.

The Board of Directors of Banco Mercantil agreed to call an Ordinary General Meeting of Shareholders of the Bank to be held on March 30, 2007, to consider the audited financial statements, results and the second half 2006 reports of the Statutory Auditors and the Board of Directors and to set the remuneration of all the Board Members.

MERCANTIL

MERCANTIL will make public offering of common stock

The Board of Directors of Mercantil Servicios Financieros (MERCANTIL), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ.A and MVZ.B/ADR Level 1 (OTC): MSFUY and MSVFY) approved during its March 30, 2007 meeting the issuance of new common shares trough a public offering. The issuance is based upon the company's authorized capital approved at the Shareholders Meeting held on March 30, 2007.

The objective of the stock issuance is to obtain resources to support MERCANTIL's growth and increase its shareholder base. The offering will be directed to the general public and will be comprised of Class "A" and Class "B" shares in the same proportion as the amount outstanding at the time of the offering.

In order to determine the terms and conditions of the public offering the Board of Directors agreed to request authorization from the Venezuelan National Securities Commission (Comisión Nacional de Valores, CNV) to carry out a market survey, which will allow understanding the size of demand and its type. The offer is estimated to begin before the end of the first semester 2007.

Corporate Communications Unit
Caracas, March 31, 2007

MERCANTIL

Caracas, April 5, 2007

Stockholders Meeting

Shareholders' Equity of Mercantil Servicios Financieros totals Bs.2,589 billion

- More than 7,000 MERCANTIL employees have become stockholders following implementation of the General Stock Purchase Plan

The Ordinary Shareholders' Meeting of Mercantil Servicios Financieros (MERCANTIL), a Venezuelan financial services holding company, approved the report that the Board of Directors placed before the shareholders, together with the company's audited financial statements as at December 31, 2006, a proposal for an issue and placement of bonds and/or commercial papers, the Board of Directors' report concerning compliance with the Principles of Corporate Governance, a proposal pertaining to the setting of the company's authorized capital, a proposal for the decreeing and payment of dividends for 2007, and gave its authorization for implementation of stage fifteen of the Stock Repurchase Plan, among other items discussed.

The figures placed before the shareholders showed that, at the close of 2006 MERCANTIL's assets totaled Bs.31,716 billion, up 30.7% in comparison with December 2005, while equity totaled Bs.2,589 billion, or 19.4% more than in December 2005. MERCANTIL's profits for 2006 came to Bs.555 billion. The main contributors to these earnings were the subsidiaries Banco Mercantil, Commercebank Holding Corporation and Seguros Mercantil. During 2006, MERCANTIL reported Bs.260 billion in expenditures for taxes and levies in Venezuela.

Gustavo Marturet, president of MERCANTIL, chaired the Stockholders Meeting that approved the issue and placement of up to US$250 million --or the bolivar equivalent of that amount-- in bonds and/or commercial papers to help finance the company's activities and investments. In this regard the General Meeting granted the Board of Directors authorization for one or more issues of bonds and/or commercial papers totaling the amount in question, to be placed over the next two years by means of public or private offerings.

The General Meeting also authorized an increase in the subscribed and paid-in capital of Mercantil Servicios Financieros, up to a maximum of Bs. 215 billion, with an issue of up to 718 million class A or B registered shares –not convertible to bearer shares-- of common stock having a par value of Bs.150.00 each; with no need to call another shareholders meeting for the purpose. Approval was also given for a dividend in shares of two (2) new shares of class A and/or B common stock for every five (5) shares held, to be paid before May 31, 2007. An ordinary cash dividend of Bs.12.00 for every outstanding share of class A and B common stock was also approved for the second, third and fourth quarters of 2007, to be charged to the profits as at December 31, 2006 and payable on May 10, August 10 and November 10, 2007. In addition, approval was given for a special cash dividend of Bs.30.00 per share, payable out of profits at December 31, 2006, for each outstanding share of class A and B common stock.

The Stockholders Meeting then authorized the launching of Stage Fifteen of the Stock Repurchase Plan, scheduled to last six (6) months commencing on April 2, 2007. This is the continuation of a program in place since May 2000 for the purpose of adding value to the company. The Board of Directors was granted authorization to have the company buy back up to 15% of the class A and/or B shares of paid-in capital.

The meeting went on to appoint the principal and alternate members of the Board of Directors as required by the by-laws. The members of Board of Directors for the 2007-2008 term are: Principal Directors: Gustavo A. Marturet, Chairman; Gustavo J. Vollmer H.; Alfredo Travieso P.; Luis A. Romero M.; Víctor J. Sierra A.; Gustavo Vollmer A.; Jonathan Coles; Roberto Vainrub; and Nerio Rosales R. The Alternate Directors are: Luis A. Sanabria U.; Oscar A. Machado K.; Eduardo Mier y Terán; Luis Esteban Palacios W.; Gustavo Galdo C.; Miguel A. Capriles L.; Gonzalo Mendoza M.; Germán Sánchez Myles; Luis A. Marturet M.; Carlos Hellmund B.; Gustavo Machado C.; Francisco Monaldi M.; Federico Vollmer A.; Guillermo Sosa S.; Claudio Dolman; Carlos Zuloaga T; Alejandro González Sosa; and Armando Leirós R.

The Annual Stockholders Meeting of Banco Mercantil was held to consider the audited financial statements as well as the Examiners' and Board of Directors' Reports at the close of December 2006, all of which were unanimously approved.

In closing the Ordinary Stockholders Meeting, Gustavo Marturet, President of MERCANTIL, reported that the bank now had 12,500 stockholders, following the incorporation of more than 7,000 employees, thanks to implementation of the General Stock Purchase Plan as part of the commemoration of the 80th anniversary of the establishment of Mercantil, continuing a tradition dating back to the celebration of Banco Mercantil's 60th and 70th anniversaries.

The president also said that he was proud to announce that, once again and for the second year in a row, Banco Mercantil had been ranked as one of the 10 best companies to work for in Venezuela, based on a survey of corporate environments carried out in the country by the well-known international institute Great Place to Work.

About Mercantil Servicios Financieros (MERCANTIL)

MERCANTIL is Venezuela's leading financial services provider with an Equity of Bs. 2,335 billion (US$ 1,089 million), operating in 10 countries in North, Central and South America and Europe. Mercantil is listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and on the "over the counter" (OTC) market in the United States through an ADR program level 1 (MSFUY and MSVFY. Its main subsidiaries in Venezuela are: Banco Mercantil C.A. (Banco Universal); Seguros Mercantil and Merinvest C.A.; in the United States, Commercebank N.A., and in Switzerland, Banco Mercantil (Schweiz) AG.

MERCANTIL

At the close of the first quarter of 2007

Assets of Mercantil Servicios Financieros reach Bs. 33,423 billion

- *Loan portfolio of the Banco Mercantil subsidiary amounted to Bs. 8,882 billion.*

- *First-quarter results of Mercantil Servicios Financieros available www.bancomercantil.com under "Financial Reports."*

Mercantil Servicios Financieros, whose shares are traded on the Caracas Stock Exchange, announced its financial results at the close of 1Q 2007 today. Corporate Communications reported that the company achieved Bs. 33,423 billion in total assets, 5.4% up on the previous quarter.

At the end of the first quarter of 2007, the results of MERCANTIL, Venezuela's number one financial services provider, whose principal subsidiaries are Banco Mercantil, Seguros Mercantil, Merinvest and Commercebank Holding, increased 3.5% over 4Q 2006 and 39% over 1Q 2006. Gross loans totaled Bs. 15,087 billion and 99.2% of the loan portfolio is outstanding. Deposits increased to Bs. 26,455 billion, representing 4.8% growth over the previous quarter.

Shareholders' equity in 1Q 2007 was Bs. 2,686 billion compared with Bs. 2,589 billion in 4Q 2006, reflecting 3.7% growth. Net income for the first quarter was Bs. 121 billion.

The report showed that during 1Q 2007 Mercantil Servicios Financieros expanded its the stockholding base by 7000 new shareholders who participated in the Mercantil General Stock Purchase Plan designed to mark the close of activities commemorating the company's 80th anniversary.

Performance of subsidiaries

According to Mercantil Servicios Financieros, the total consolidated assets of the Banco Mercantil subsidiary, including overseas agencies reached Bs. 20,567 billion at the end of 1Q 2007, 7.6% more than in the previous quarter. Deposits totaled Bs. 15,290 billion, 9.1% up on 4Q 2006. The bank's loan portfolio grew 9.1% compared with the previous quarter to Bs. 8,882 billion. The ratio of past-due and non-performing loans to total loans is 0.7% at Banco Mercantil versus 1.1% for the Venezuelan financial system as a whole.

At March 31, 2007 Banco Mercantil is Venezuela's leading bank in terms of total deposits, savings deposits, agricultural loans, loans to the tourism sector and mortgage loans under the Mortgage Debtor Law *(Ley Especial del Deudor Hipotecario de Vivienda)* with market shares of 13.0%, 15.7%, 16.5%, 19.7% and 18.5%, respectively.

Seguros Mercantil closed the first quarter with Bs. 892 billion in assets, 8.3% more than in the previous quarter. The company ranked third nationwide In terms of net collected premiums which amounted to Bs. 340 billion according to the Superintendency of Insurance at February 28, 2007.

Commercebank Holding Corporation, MERCANTIL's subsidiary in the United States, reached US$ 5,153 million in assets at the end of 1Q 2007, an increase of 2.7% over 4Q 2006 and 20.7% over 1Q 2006.

The results achieved by Mercantil Servicios Financieros and its subsidiaries for the period under review were recognized by various prestigious international publications. Forbes, for instance, ranked MERCANTIL among the world's 2000 largest companies.

Commenting on the results for the quarter, Gustavo Marturet, President of Mercantil Servicios Financieros said that MERCANTIL, through its Banco Mercantil subsidiary, is committed to the country's development through the financing available to different sectors of the economy. He also referred to the survey on organizational climate conducted by the Great Place to Work Institute which, for the second year running ranked Banco Mercantil among the ten best companies to work for in Venezuela, and the ISO 9001:2000 quality certification awarded by Fondonorma for four new lines of service at Banco Mercantil. Marturet pointed out that with these certifications Banco Mercantil has eight certified lines of service which will reinforce the institution's commitment to maintain the high quality of service that its customers expect.

Corporate Communications has posted the Mercantil Servicios Financieros' first-quarter results on the company's website at www.bancomercantil.com under the "Financial Reports" section.

Corporate Communications
Caracas - May 14, 2007

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS, C.A.
FINANCIAL REPORT FIRST QUARTER 2007

Caracas Stock Exchange: MVZ.A & MVZ.B NYSE ADR Level1: MSFUY & MSVFY

Caracas May 14, 2007 - Mercantil Servicios Financieros (MERCANTIL) announces its results for the quarter ended on March 31, 2007.

Net Income

MERCANTIL reported 1Q 2007 Net Income of Bs. 121 billion (US$ 57 million)[1], a 20.1% increase over the Bs. 101 billion (US$ 47 million)[1] registered in 1Q 2006. Net earnings per share in 1Q 2007 were Bs. 170 (US$ 0.08)[1] compared with Bs. 142 (US$ 0.07)[1] in 1Q 2006. ROE and ROA indicators were 18.4% and 1.5% respectively (18.1% and 1.7% at March 31, 2006).

Assets

At the close of 1Q 2007 Total Assets were Bs. 33,423 billion (US$ 15,585 million)[1], 5.4% higher than the Bs. 31,717 billion (US$ 14,789 million)[1] recorded in the previous quarter and a year-on-year increase of 39.4% compared with the Bs. 23,972 billion (US$ 11,178 million)[1] registered in 1Q 2006. The Total Consolidated Assets of the Banco Mercantil subsidiary, including overseas agencies, were Bs. 20,567 billion (US$ 9,590 million)[1], 7.6% higher than the Bs. 19,109 billion (US$ 8,910 million)[1] recorded in 4Q 2006 and 51.8% more than the Bs.13,548 billion (US$ 6.317 million)[1] recorded in 1Q 2006. The Commercebank Holding subsidiary posted US$ 5,153 million (Bs. 11,051 billion)[1] in Total Assets, 2.7% more than the US$ 5,019 million (Bs 10.763 billion)[1] registered at December 31, 2006 and 20.7% more than the US$ 4,268 million (Bs.9,153 billion)[1] recorded for the same period last year.

Shareholders' Equity

Shareholders' Equity at the end of 1Q 2007 rose 3.7% to Bs. 2,686 billion (US$ 1,252 million)[1] compared with Bs. 2,589 billion (US$ 1,207 million)[1] in 4Q 2006 and 16.1% more than the Bs 2,313 billion (US$ 1,079 million)[1] recorded for 1Q 2006. MERCANTIL's Equity/Assets ratio at March 31, 2007 is 8.0% and its Equity/Risk-weighted Assets ratio 16.4% (minimum requirement 8% according to the standards of the National Securities Commission - CNV).

Market Share

As of March 31, 2007 the Banco Mercantil subsidiary is Venezuela's leading bank in terms of Total Deposits, Savings Deposits, Agricultural Loans, Tourism Loans, Mortgage Loans under the Mortgage Debtor Law *(Ley Especial del Deudor Hipotecario de Vivienda)* and investments in securities, with market shares[2] of 13.0%, 15.7%, 16.5%, 19.7%, 18.5% and 9.4%, respectively. The bank also came second in terms of Total Assets, Deposits (including investments sold under repurchase agreement) and assets managed under trust arrangements, and third in terms of Loan Portfolio. The Seguros Mercantil subsidiary collected Bs. 340 billion in net premiums in 1Q 2007 ranking third in Venezuela[3]. Commercebank ranks nineteenth in terms of deposits in the State of Florida, USA, out of a total of 349 institutions, accounting for 0.84% of that market4 at the end of June 2006.

Summary of the Financial Statements and Ratios
(In billions of Bolivars and millions of Dollars except percentages)

	Bolivars				US$ Equivalent [1]			
	03-31-07	12-31-06	03-31-06[5]	Var. vs. Mar - 2006	03-31-07	12-31-06	03-31-06[5]	Var. vs. Mar– 2006
Net Income – Quarter	121	162	101	20.1 %	57	76	47	20.1 %
Income per share –Quarter Bs./share	170	227	142	19.7 %	0.08	0.11	0.07	19.7 %
Market price A share	5,300	6,000	3,400	55.9 %	2.47	2.80	1.59	55.9 %
Market price B share	5,300	6,050	3,480	52.3 %	2.47	2.82	1.62	52.3 %
Book value per share	3,767	3,621	3,226	16.8 %	1.76	1.69	1.50	16.8 %
ROA	1.5%	2.1%	1.7%	(11.8) %	1.5%	2.1%	1.7%	(11.8) %
ROE	18.4%	23.6%	18.1%	1.7 %	18.4%	23.6%	18.1%	1.7 %
Total Assets	33,423	31,717	23,972	39.4 %	15,585	14,789	11,178	39.4 %
Investment Portfolio	12,487	11,959	9,989	25.0 %	5,823	5,576	4,658	25.0 %
Loan Portfolio	15,087	14,580	10,851	39.0 %	7,035	6,799	5,060	39.0 %
Deposits	26,455	25,247	18,975	39.4 %	12,336	11,772	8,848	39.4 %
Shareholders´ Equity	2,686	2,589	2,313	16.1 %	1,252	1,207	1,079	16.1 %
Asset Management	10,168	10,138	7,886	28.9 %	4,741	4,727	3,677	28.9 %

[1] Dollar figures given for reference purposes only. Balance sheet data translated at the closing exchange rate and earnings at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
[2] Source: Summary of unconsolidated financial statements as of March 31, 2007, published in national newspapers.
[3] Source: Superintendence of Insurance at February 28, 2007.
[4] Source: Federal Deposit Insurance Corporation at June 30, 2006.
[5] 2006 Financial Statements were re-structured for comparison purposes (page 6)

Table of contents

Global Economic Climate

The world economy is looking strong and immune to geopolitical tensions, the slowdown in the US economy, the potential risks entailed by non-coordinated adjustments to trade imbalances, and the tightening of monetary policies in reaction to higher energy prices.

Moderate global economic growth can be expected in 2007 after three consecutive years of expansion in response to trade growth. Unlike the US economy, the economies of China, India, Russia and Brazil maintained their dynamism. China is slated to grow around 9.8% in 2007, India 8% and Russia's GDP growth may be in the region of 4%, shored up by the high raw materials prices in international markets.

Export-led growth, characterized by external trade account surpluses, continues to position the Asian region as a major source of liquidity in international markets, with international reserves now standing at more than US$ 3 trillion, the central banks of the Asian region have become an important benchmark for global monetary policy. During the first quarter of 2007 the continued flow of surplus liquidity was heavily channeled into low-risk investments in liquid assets in the United States which helped finance the US trade deficit.

GDP growth in Europe is likely to be a moderate 2%, despite the positive reaction of the economies of continental Europe, which grew about 2.6% in 2006, exceeding both expectations and 2005 figures. This does not appear to have affected the prospects for the German economy, which in January this year were put to the test with the introduction of a 16 to 19 percent increase in VAT.

MERCANTIL

US Economic Climate

Economic Activity

The US economy continued to show signs of slowing down in the first quarter of this year following changes in residential and non-residential investment and a moderately increased consumption. These changes in the rate at which the demand for goods and services has grown are associated with the rapid shift in the real estate sector. The demand for consumer durables in particular is down, as are investments in hardware and software for the second quarter running and the business climate in the manufacturing sector has deteriorated slightly. The profitability of the corporate sector is showing signs of declining. First quarter productivity gains are expected to be weak and full year unit production costs high. Stock market earnings in the fourth quarter of last year, measured by the S&P500, grew 10.5%, half as much as in the previous quarter. For the first quarter of this year they are only estimated to have varied by a single digit. The adjustment can largely be explained by the decline in the profits of the energy, real estate and automotive sectors.

Real Estate Sector

The real estate sector, which is generally an excellent means of forecasting a slowdown, is showing no indication that activity in this area has come to an end. In February the housing starts indicator improved slightly, rising 9%, following a 14.3% decline in January. A warmer than normal winter boosted existing home sales in the first quarter. New home sales fell 16% and 4% in January and February, respectively; this situation continued to boost inventories and drive down the residential building rate. Surplus levels continue to cause price adjustments, bringing the cost of an average family home to US$ 211,100 this February, down 1.5% compared to February 2006. The possibility of further, albeit slight, price adjustments cannot be dismissed.

Job Market

Despite the economic slowdown, the job market has remained stable. March unemployment closed at 4.4%, lower than the figure reported at the end of last year (4.5%). During the first quarter of 2007 the average number of jobs created exceeded 100,000 per month and 136,000 in March. The ongoing rise in the demand for labor has resulted in an increase in the hourly wage of the non-agricultural payroll during this first quarter.

Inflation

The consumer price index which throughout 2006 was affected by energy price variations underwent a positive variation of 0.4% in February, higher than the 0.2% recorded in January. The year began with positive inflationary figures (annualized inflation for this year is expected to undergoing maximum variations of 2.5%). However the outlook augurs problems for the Fed in relation to monetary policy decisions. With the growing demand for jobs and higher wages, combined with very volatile energy prices, prices could rise or fall unexpectedly at any time. The Federal Reserve's Federal Open Market Committee (FOMC) consistently maintained its wait-and-see policy and held off adjusting short-term interest rates during the quarter, leaving them at their present 5.25%. However, it is still possible that, faced with a downturn in the economy, the Fed may at some point in the year make good on its announcement to lower the rate.

TREASURY RATE 10 YEARS


5.3%
5.1%
4.9%
4.7%
4.5%
4.3%
4.1%
3.9%
3.7%
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07

Source: Bloomberg

Economic Climate – Venezuela

Economic activity

During the first quarter of the year the Venezuelan economy was characterized fundamentally by the approval of an Enabling Law granting the President of the Republic special powers to legislate on economic, financial and political-institutional matters. The main announcements made are in relation to the nationalization of companies in the electricity and telecommunications sectors, in particular La Electricidad de Caracas, CANTV and SENECA. Announcements of a takeover of these companies, combined with the demand for foreign currency by importers that were excluded from CADIVI authorizations (approximately 3,500 tariff codes) put significant pressure on the "swap" dollar which rose to almost Bs./US$ 4,500 towards the end of January. Subsequently, with the Bono del SUR II (US$ 1,000 million) and PDVSA (US$ 7,500 million) bond placements – denominated in dollars but payable in bolivars at the official exchange rate – the "swap" dollar fell to Bs./US$ 3,550 in April.

The January CPI underwent a 2% variation, settling at 1.4% in February. A series of measures was taken to attenuate inflationary pressure. The main ones were: a) increase in the number of VAT-exempt goods, b) increase in the regulated prices of beef, chicken, eggs, milk and cheese c) reduction of the VAT quota by five percentage points plus approval of a Special Law against stockpiling, speculation and boycott of foodstuffs subject to price regulation. Thus in March the CPI registered 0.7 deflation, in terms of the price of goods subject or not to price controls. There were negative variations in the prices of a number of goods, some but not all of which were subject to price controls. Thus the accumulated variation in the CPI in the first quarter was 2.6%, twice the amount registered during the same period of 2006.

Oil Sector, Reserves

The price of the Venezuelan oil export basket reached an average of US$/bbl 50.1, a year-on-year decline of US$/bbl 3.1. Venezuela's oil production was down 163 thousand barrels/day, averaging 2.45 million barrels in the first quarter of the year. The fall in oil prices and oil production alike, combined with the partial transfer of US$ 2 billion foreign currency to FONDEN, reduced the country's international reserves by US$ 5.26 billion compared with to their December 2006 level and closing at US$ 31,412 million in March.

Monetary Policy

Central Government continued to implement an expansive fiscal policy. The Treasury's expenses in the first quarter of 2007 totaled Bs. 24.9 trillion, a nominal year-on-year increase of 26.9% a real variation of 6.7% after adjusting for average inflation over the period. Despite that fiscal expansion, money supply fell 1% in the first quarter, by contrast with 5.6% rise over the same period last year. Meanwhile the interest rates of the commercial and universal banks increased slightly. Lending rates rose 37.3 basis points, averaging 16% in the first quarter, while deposit rates rose by just 7.7 basis points to an average of 10.1%.

Average Interest Rates Average of the Six Main Commercial Banks in Venezuela


21
18
15
12
9
6
3
0
Dec. 04
Mar. 05
Jun. 05
Sep. 05
Dec. 05
Mar. 06
Jun. 06
Sep. 06
Dec. 06
Mar. 07
Lending Rate
CD 90 Days
Spread

Source: Central Bank of Venezuela

Summary of the Accounting Principles used to prepare the Financial Statements

National Securities Commission (CNV)
MERCANTIL and its subsidiaries' financial statements are presented in accordance with the CNV's accounting standards. The following summarizes some of the accounting principles applied:

Investment Portfolio
Investments in Trading Securities – Recorded at their fair value. Unrealized gains or losses resulting from differences in fair values due to market fluctuations are included in the results for the period. *Investments in Securities Available for Sale* – Recorded at their fair value. Unrealized gains or losses resulting from differences in fair value and exchange rates fluctuations are included in shareholders' equity. *Investments in Securities Held to Maturity* – Recorded at their acquisition cost, adjusted for amortization of premiums or discounts. For all portfolio investments, permanent losses resulting from decreases in fair value, are recorded in the results for the period in which they occur.

Loan portfolio
Loans are classified as overdue 30 days after their maturity date. The allowances for losses on loan portfolio, is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan. Evaluations take into account such aspects as economic conditions, customer's credit risk, credit history and guarantees received. When evaluating loans for small amounts of an equal nature, these are grouped together to determine the provisions.

Recognition of income and expenditure
Income, costs and expenses are recorded as earned or incurred respectively. Interest earned on the loan portfolio is recorded as income when collected. Fluctuation in the market value of derivatives is included in the income statement for the period. Insurance premiums collected are recorded as income when earned.

Consolidation
The consolidated financial statements include the accounts of MERCANTIL and its more than 50% owned subsidiaries and other institutions in which MERCANTIL has a controlling share. The main ones are:

- Banco Mercantil, C.A., universal bank in Venezuela and its overseas agencies
- Commercebank, N.A., bank in the United States of America and its subsidiaries Commercebank Investment Services, Inc. and Commercebank Trust Company, N.A.
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman
- Seguros Mercantil, C.A., insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama
- Merinvest Sociedad de Corretaje C.A, securities brokerage in Venezuela, Mercantil Servicios de Inversión C.A. and Mercantil Sociedad Administradora de Entidades de Inversión Colectiva, C.A.

Inflation Adjustment
According to the standards of the CNV, MERCANTIL's financial statements must be presented in historic figures as of December 31, 1999. Therefore, as of that date, MERCANTIL did not continue to adjust for inflation in its primary financial statements. As a result, fixed assets, among others, are shown at their inflation-adjusted value up to December 31, 1999. The market value determined by independent assessments is greater than the cost adjusted for inflation. New additions are being recorded at their acquisition value.

MERCANTIL

Contribution of the Subsidiaries

MERCANTIL SERVICIOS FINANCIEROS [1]
(In billions of bolivars)

Shareholders' Equity: Bs. 2,686

	Banco Mercantil	Commercebank Holding Corp.	Holding Mercantil Int'l	Seguros Mercantil	Merinvest	Others
Shareholders' Equity	Bs. 1,576	Bs. 711	Bs. 146	Bs. 231	Bs. 61	Bs. 63
Main Activity	Venezuelan Universal Bank	U.S.A Domestic bank & brokerage	International banking	Insurance in Venezuela	Investment Banking, Mutual Funds, Trading & Brokerage in Venezuelan	Other, Minor Investments
Main Subsidiaries		Commercebank N.A. U.S. Commercial Bank Commercebank Investment Services (CIS) Commercebank Trust Company (CTC)	Banco Mercantil (Schweiz), AG.(Switzerland) BMC Bank & Trust (Cayman Island) Banco Mercantil Venezolano NV (Curacao) Banco del Centro (Panama)		Merinvest Sociedad de Corretaje C.A. Mercantil Sociedad Administradora de Entidades de Inversión Colectiva C.A. Mercantil Servicios de Inversión, C.A.	

(In billions of Bolivars) **March 31, 2007**

Total Assets	20,199	11,051	870	816	218	269	33,423
% Assets	60.4%	33.1%	2.6%	2.4%	0.7%	0.8%	100.0%
Investments	6,516	4,854	336	557	88	135	12,487
Loans (Net)	8,882	5,752	454	—	—	—	15,087
Deposits	17,473	8,288	693	—	—	—	26,455
Contribution							
Net Income:							
Quarter	94	20	0	7	1	(1)	121
Asset Management	7,604	1,650	526	77	311	0	10,168

(In millions of US$) [2]

Total Assets	9,418	5,153	406	381	102	126	15,585
Investments	3,038	2,263	157	260	41	64	5,823
Loans (Net)	4,142	2,682	212	—	—	—	7,035
Deposits	8,148	3,865	323	—	—	—	12,336
Shareholders' Equity	735	332	68	108	28	29	1,252
Contribution							
Net Income:							
Quarter	44	9	0	3	1	0	57
Asset Management	3,545	769	245	36	145	0	4,741
Number of Employees	7,358	866	48	1,187	44	74	9,577

1 Financial data presented in accordance with CNV standards. Figures net of elimination of intercompany transactions.
2 Dollar figures given for reference purposes only. Balance Sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003

Operating Income

	Quarter ended on		\	
(In billions of Bolivars)	03-31-07	03-31-06	Bolivars	%
Net Interest Income	**439**	**300**	**139**	**46.2 %**
Provision for Loan Losses	**34**	**12**	**23**	**194.8%**
Net Financial Margin	404	288	116	40.3 %
Commissions And Other Income	**155**	**140**	**15**	**10.8 %**
Insurance Premiums, Net Of Claims	**35**	**22**	**14**	**61.9 %**
Operating Income	595	450	145	32.1 %

Net Interest Income

The Net Interest Income for 1Q 2007 was Bs. 439 billion, 46.2% higher than the Bs. 300 billion recorded in 1Q 2006. This increase includes mainly: a) a 41.2% increase in the domestic operation's margin, and b) 5.0% growth in the overseas operation in dollar terms.

The 19.8% and 28.5% increases in average volumes of Venezuelan financial assets and liabilities respectively, compared with the first quarter of 2006, were the main cause of the variation of the Net Interest Income. Growth of the overseas operation's Net Interest Income can be attributed on the one hand to the increase in average volumes of financial assets and liabilities compared with the first quarter of 2006 of 8.4% and 6.0% respectively in dollar terms. The figures in the Economic Climate section show the interest rate trends published by the Central Bank of Venezuela (BCV) and the ones applicable to the overseas operation.

Allowances for Losses on Loan Portfolio

During the 1Q 2007, Bs. 34 billion (US$ 15.9 million) in expenditure was recorded for Allowances for Losses on Loan Portfolio. This brings the accumulated allowances to Bs. 305 billion (US$ 142.4 million) at March 31, 2007. This provision represents 295.5% coverage of the Past-due and Non-performing Loan Portfolio. Write-offs for the quarter totaled Bs. 10.6 billion in Venezuela and US$ 6.2 million abroad.

Commissions and Other Income

Commissions and Other Income were Bs. 155 billion in 1Q 2007, Bs. 15 billion (10.8%) higher than in the first quarter of 2006 (Bs. 140 billion). This can be attributed mainly to:

- Bs. 13.6 billion net increase in Other Income, mainly due to the increase in non-financial commissions and releases of provisions created in former periods.
- Bs. 16.4 billion increase in Commissions on Customer Account Operations and Commissions on Letters of Credit and a larger volume of Guarantees.
- Bs. 18.1 billion decrease in Earnings on the Sale of Investments in Securities.

Insurance Premiums, Net of Claims

Insurance Premiums, Net of Commissions, Reinsurance and Claims, were Bs. 35.4 billion in 1Q 2007, 61.9% higher than the Bs. 21.9 billion registered in 1Q 2006. This improvement in the insurance activity is mainly due to the individual healthcare business.

During 1Q 2007, Bs. 340 billion in premiums were collected, 74.7% more than in 1Q 2006. The main segments that contributed to this growth were: Collective Healthcare (279.0%) Individual Healthcare (46.2%) and Private Automobile Insurance (56.0%).

Composition of Total Income


Bs. 629 billion
(US$ 293 million)
Bs. 462 billion
(US$ 215 million)
65%
70%
21%
22%
5%
1%
9%
7%
I QUARTER 2006
I QUARTER 2007
Net Interest Income
Transactions, Other Commissions and Insurance Premiums, Net
Income on Sales Investment Securities
Other Income

MERCANTIL

Total Operating Expenses

(In billions of Bolivars)	Quarter ended on 03-31-07	03-31-06	Δ Bolivars	%
Operating Income	595	450	145	32.1%
Operating Expenses				
Salaries and Employee Benefits	201	148	53	35.9%
Other Operating Expenses	235	179	56	31.3%
Taxes (Current and Deferred)	38	23	15	67.9%
Net Income	121	101	20	20.1%

First quarter Operating Expenses rose 33.4% to Bs. 436 billion from Bs. 327 billion in 1Q 2006, mainly due to:

- Bs. 53.1 billion in Personnel Expenses, reflecting a year-on-year increase of 35.9% due to the wage increase policies applied, and an increase during 2006 of 811 employees (702 in Venezuela and 109 abroad), from 8,766 to 9,577, as a result of the growth of domestic and overseas operations. Banco Mercantil increased the number of employees on its payroll in Venezuela by 593, - the majority in its offices - to meet the growing demand for services and business. Assets per employee rose from Bs. 1.7 billion in 2006 to Bs. 2.6 billion in 2007. To handle growing business activity in Venezuela, Seguros Mercantil increased its payroll by 108 employees, bringing net collected premiums of Bs. 180 per employee in 2006 to Bs. 287 million in net collected premiums per employee in 2007. Assets per employee for the overseas business remained stable (US$ 5.7 million per employee in 2006 and US$ 6.0 million per employee in 2007)
- Bs. 5.9 billion increase in Advertising and Marketing Expenses (32.8%).
- Bs. 7.7 billion increases in Fees paid to Regulatory Bodies (43.5%) mainly due to the increase in domestic operations.
- Bs.13.2 billion increase in Depreciation, Property and Equipment, Amortization of Intangibles and Other (34.9%).

The efficiency ratio measured by operating expenses as a percentage of average assets reached 5.10% in March 2007, compared with 5.09% in March 2006. Rationalization of the operating expenses/average assets ratio is associated with the ongoing cost analysis and operating process efficiency which made them easier to control.

Year-on-year asset growth over the last 5 years averaged 44% for the domestic operation (average year-on-year inflation for that period 38%) and 12% for the overseas operation (in dollar terms).

Inflation in Venezuela over the last 12 months was 18.5%, (See page 30), This variable has a significant effect on MERCANTIL's operating expenses.

Balance Sheet

The principal Balance Sheet variations during the 1Q 2007 are reviewed below and commented on by comparison with the fourth quarter of 2006. The main variations versus the March 31, 2006 balance sheet are also shown.

Summary of Balance Sheet
(billions of Bolivars, except percentages)

				Mar 2007 Vs. Dec 2006 Δ		Mar 2007 Vs Mar 2006 Δ	
	03-31-07	12-31-06	03-31-06	Bolivars	%	Bolivars	%
Investment Portfolio	12,487	11,959	9,989	528	4.4%	2,498	25.0%
Loan Portfolio, Net	15,087	14,580	10,851	507	3.5%	4,236	39.0%
Total Assets	33,423	31,717	23,972	1,706	5.4%	9,451	39.4%
Deposits	26,455	25,247	18,975	1,208	4.8%	7,480	39.4%
Shareholders' Equity	2,686	2,589	2,313	97	3.7%	373	16.1%
Asset Management	10,168	10,138	7,886	30	0.3%	2,282	28.9%

Investment Portfolio

At the close of 1Q 2007, the Investment Portfolio grew 4.4% to Bs. 12,487 billion, from Bs. 11,959 billion in the fourth quarter of last year. This variation includes: a) 5.0% growth in the domestic operation, and, b) 0.6% reduction in the overseas operation in dollar terms.

Investments at the close of 1Q 2007 by company, issuer and currency, are broken down as follows:

Breakdown of Investments by Issuer and Currency
(In billions of bolivars and millions of US $, except percentages)

		Venezuelan Central Bank	US Government	US Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	Total Bs.[1]	Total Us$
Bolivars									
Banco Mercantil	Bs.	4,773	0	0	0	1,377	1	6,151	
Seguros Mercantil & Others	Bs.	0	0	0	0	199	112	311	
Total Bs.		**4,773**	**0**	**0**	**0**	**1,576**	**113**	**6,462**	
US Dollars									
Banco Mercantil	US$	0	14	6	27	127	0	373	174
Commercebank	US$	0	660	728	876	0	0	4,854	2,263
Seguros Mercantil &Others	US$	0	118	9	127	112	6	798	372
Total US$		**0**	**792**	**743**	**1,030**	**238**	**6**	**6,025**	**2,809**
TOTAL Bs. Y US$		**4,773**	**1,699**	**1,591**	**2,209**	**2,087**	**126**	**12.487**	
Breakdown %		**38.2%**	**13.6%**	**12.7%**	**17.7%**	**16.7%**	**1.1%**	**100%**	

[1] Dollar figures given for reference purposes only and are translated at the closing exchange rate. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

MERCANTIL

Total investments in Securities Issued or Guaranteed by the Venezuelan nation (excluding the BCV) represent 0.8 times MERCANTIL's equity and 6.3% of its assets. These securities are 1.0 times Banco Mercantil's equity and 8.0% of its assets. According to the Ministry of Finance, MERCANTIL owned, as of December 31, 2006, 2.2% of the public debt securities (mainly domestic) issued by the Venezuelan Government.

Investments for 1Q 2007 are broken down by maturity and yield below:

Investments by maturity and yield
(In billions, except percentages)

		Trading	Available for Sale		Held to Maturity		Shares	Time Deposits and Placements		Restricted Investments		
	Maturity (Years)	Bs.[1]	Bs.[1]	%[3]	Bs.[2]	%[3]	Bs.[1]	Bs.[1]	%[3]	Bs.[1]	%[3]	TOTAL
Bs.	Less Than 1		432	4.3%	55	7.5%	14	4,687	8.7%	155	7.3%	5,343
	From 1 to 5		1,013	4.5%	7	3.2%				1	6.5%	1,021
	Over 5		97	5.1%								97
US$	Less Than 1	38	1,423	4.7%	14	6.8%	1	436	4.9%	31	5.7%	1,943
	From 1 to 5		388	9.9%	180	5.7%				86	4.9%	654
	Over 5		3,245	7.1%	181	6.3%		2	6.9%	1	6.4%	3,429
		38	6,598		437		15	5,125		274		12,487

1 Registered at Market Value
2 Amortized cost
3 The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including Premium amortization or discounts) by amortized cost.

MERCANTIL

Loan Portfolio

At the end of the first quarter of 2007, the Loan Portfolio totaled Bs. 15,087 billion, reflecting 3.5% growth compared to Bs. 14,580 billion in the previous quarter. This increase includes: a) 2.2% growth in domestic transactions, b) a 1.3% increase in the overseas operation in dollar terms.

Loan portfolio quality remains very favorable. The ratio of Past-due and Non-performing Loans to Total Loans is 0.7%. This indicator is 0.7% at Banco Mercantil versus 1.1% for the Venezuelan financial system as a whole and 0.7% at Commercebank. At March 31, 2007, 99.2% of MERCANTIL's loan portfolio is outstanding, compared with 99.1% at December 31, 2006.

At the close of 1Q 2007, Banco Mercantil ranks third in Venezuela's financial system in terms of Gross Loans, with a market share of 12.8%.

The loan portfolio distribution by economic activity, maturity, geographical location and type of risk is shown in Annex II.

Composition of Loan Portfolio Total Bs. 15.087 billion (US$ 7.035 million) March 2007


34%
41%
25%
Large Corporations
SME's
Individuals

The following table shows the percentage of the portfolio required and maintained by Banco Mercantil for each sector of the economy, as well as current interest rates at the end of the first quarter of 2007.

Sector	Percentage of compliance	March-07 % maintained	March-07 % required	June-07 % require	Dec-07 % required	Interest rates at March 2007
Agricultural	Calculated on the gross loan portfolio at December 31, 2006, Monthly Compliance. Maximum per customer: 5% of the current portfolio.	14.4%	15.0%	18.0%	21.0%	Set weekly by the Central Bank (BCV), based on the weighted average lending rate of leading banks. At March 31, 2007 this is **13.38%**
Mortgage	Calculated on the gross loan portfolio at December 31, 2006, distributed as follows: 5% in long-term loans and 5% in short-term loans. Annual Compliance.	5.7%	-	-	10.0%	Set semi-annually by the Housing and Habitat Ministry, based on the weighted average lending rate of leading banks. Currently set at **9.87%**
Microcredits	3% Calculated on the gross loan portfolio at December 31, 2006, Monthly Compliance.	3.7%	3.0%	3.0%	3.0%	Within minimum and maximum rates established by the Central Bank.
Tourism	Calculated on the gross loan portfolio at December 31, 2006. Quarterly Compliance.	1.9%	1.5%	2.0%	3.0%	Set monthly by the Central Bank, based on the weighted average lending rate of leading banks. Between 12.40% and 13.95% at March 31, 2007, depending on the geographical region of the project.
		25.7%	19.5%	23.0%	37.0%	

Total Assets

Total Assets at the end of 1Q 2007 were Bs. 33,423 billion, which represents a 5.4% increase compared to 4Q 2006 when they totaled Bs. 31,717 billion. This increase includes: a) 4.2% growth of the domestic operation, b) 1.2% growth of the overseas operation in dollar terms.

Banco Mercantil ranks second in the Venezuelan financial system in terms of consolidated Total Assets, with a market share of 11.2%.

Commercebank's Total Assets at the end of 1Q 2007 remained similar to the previous quarter when they reached US$ 5,153 million (+2.7%).

The following figure shows the composition of Mercantil's assets:



Assets Distribution
Total Bs. 33,423 billion
(US$ 15,585 million)
March 2007
Assets In U.S.A
Loan Portfolio (52%)
U.S. Government (13%)
U.S. Agencies (14%)
Private (17%)
Other Assets (4%)
Investments (44%)
33%
4%
60%
Assets in Venezuela
Loan Portfolio (41%)
Venezuelan Gov (10%)
Venez.Central Bank (22%)
U.S. Gov. & Agencies (1%)
Private (1%)
Cash & Equivalent (20%)
Other Assets (5%)
Investments (34%)
Banco Mercantil's Branches (USA)
Commercebank (USA)
Other Companies (Venezuela)
Banco Mercantil (Venezuela)
Other Geographies

Deposits

Deposits at the close of 1Q 2007 totaled Bs. 26,455 billion, 4.8% more than the previous quarter's Bs. 25,247 billion. This increase includes: a) 3.9% growth in the domestic operation, b) 0.9% growth in the overseas operation (in US$).

Banco Mercantil in Venezuela ranks first in the national banking system with a 13.9% market share in terms of Deposits (excluding Government Deposits) and 11.3% in the case of Deposits including investments sold under repurchase agreement.

Commercebank's deposits reached US$ 4,030 million, similar to 4Q 2006.

(In billions of Bolivars and millions of US$, except percentages)	Bs.	US$	%
Deposits	26,455	12,336	86.1%
Financial and other liabilities	4,283	1,996	13.9%
Total Liabilities	**30,738**	**14,332**	**100.0%**

Breakdown of Deposits
Total Bs. 26,455 billion
(US $ 12,336 million)
March 2007


51%
24%
25%
Individuals
Large Corporations
SME's

Shareholders' Equity

At the close of 1Q 2006, Shareholders' Equity rose 3.7% to Bs. 2,686 billion (US$ 1,252 million) compared with Bs. 2,589 billion (US$ 1,207 million) recorded for 4Q 2006, and 16.1% more than the Bs. 2,313 billion (US$ 1,079 million) registered in 1Q 2006.

The increase in 1Q 2007 is mainly attributable to net income of Bs. 121 billion for the period, a reduction of Bs. 10 billion due to the effect of adjusting available-for-sale Investments to their market value, Bs. 6 billion in shares repurchased and a Bs. 9 billion decrease due to cash dividend payments.

MERCANTIL's Equity/Assets ratio at March 31, 2007 is 8.0% and the Equity/Risk-Weighted Assets 16.4%. The minimum requirement is 8% based on CNV standards. For Banco Mercantil, at December 31, 2006, the Equity/Assets ratio is 9.1%1 and the Equity/Risk-Weighted Assets according to the standards of the Superintendency of Banks of Venezuela is 14.3%. For Commercebank, N.A. these indicators are 8.5% and 12.0% respectively, based on the standards of the Office of the Comptroller of the Currency (OCC). Mercantil and its subsidiaries' equity ratios are more than sufficient to meet the requirements of the regulatory bodies. minus

1 Excluding public debt securities

Assets and Liabilities in Foreign Currency

MERCANTIL's assets and liabilities in foreign currency amounted to US$ 6,142 million and US$ 5,047 million, respectively, as of March 31, 2007.

The estimated effect of each Bs. 100/US$1 increase in the exchange rate, which was Bs. 2,144.6/US$1 as of March 31, 2007, would mean an increase of Bs. 614 billion in assets and Bs. 110 billion in equity, of which Bs. 48 billion would be recorded as income for the period.

Assets by currency
Bs. 33,423 billion
(US$ 15,585 million)
March 2007


60.5%
39.5%
Bolivars
US Dollars

At March 31, 2007 MERCANTIL's equity was Bs. 2,686 billion, equivalent to US$ 1,252 million*, which is covered mainly in US dollars by the following assets:

Distribution of Assets in Foreign Currency


100%
80%
60%
40%
20%
0%
Investment in Commercebank (26%)
Investment In Other foreign Banks (5%)
Venezuelan Operations (50%)
Banco Mercantil and its overseas agencies (7%)


Banco Mercantil - Venezuelan Operations
Equity in BM Agencies 12%
US Treasuries 12%
Cash & Due from Banks 22%
Accounts Receivable & Other Assets 24%
Venezuelan Gov. Bonds 30%

(*) At the official exchange rate: Bs. 2,144.6/US$1, presented for reference purpose only.

MERCANTIL

Asset Management

Assets under Management

The Asset Management business is an activity that is recorded off-balance and includes: trust fund services, securities brokerage services, mutual funds and portfolio management services. Net Assets at March 31, 2007 were Bs. 10,168 billion, broken down as follows:

	TOTAL 2007 (In billion Bs.)	2006	Δ%
Trust	7,043	5,755	22.4%
Real Estate Mutual Funds	1,050	830	26.5%
Mutual Funds	311	274	13.5%
Brokerage	1,460	795	83.8%
Financial Advisory	292	232	25.9%
Managed	12	-	100.0%
Total Asset Management Bs.	**10,168**	**7,886**	**28.9%**
Total Asset Management MM US $	**4,741**	**3,677**	**28.9%**

In 1Q 2007, **Banco Mercantil's Trust Fund** in Venezuela continued its efforts to enhance the quality of its customer service and standardize its processes to satisfy customer's needs. Assets in Trust grew 3.8% compared to the previous quarter, representing more than Bs. 204 billion in new assets. At the close of the first quarter, Banco Mercantil's Trust Funds reached 6,554 billion with a customer base of 545,345.



Trust
84.83%
5.93%
0.09%
9.15%
Investment
Managed
Warranty
Mixed

The Mercantil Sociedad Administradora de Entidades de Inversión Colectiva C.A. a subsidiary of Merinvest, C.A., remained the leader in the mutual fund industry in Venezuela, with a market share of more than 48%. During 1Q 07 its customer base grew 3.6%. The equity of the *Portafolio Mercantil Renta Fija* mutual fund grew to Bs. 311 billion and the number of customers served by *Plan Crecer Mercantil* grew 7% at the end of the first quarter of 2007, based on the programmed acquisition of investment units in *Portafolio Mercantil Renta Fija.*

Commercebank Investment Services (CIS). A broker-dealer and investment advisor registered in the USA. Its customer asset base grew 7% in the first quarter of 2007 to US$ 837 million. The customer asset base in the personal and small business segment is US$ 559 million, approximately 75% of which is in the brokerage service where CIS is the executor and facilitates clearance and custody for customers interested in obtaining exposure to global financial markets. The rest of the assets are in CIS Advisor, an advisory service through which CIS makes a comprehensive assessment of customers' needs and suggests balanced asset mixes. CIS has US$ 278 million in assets in the corporate and institutional segment.

Commercebank Trust Company, N.A. (CTC) is a US bank with license limited to trust operations. Provides trust fund services to high equity customers and their families. It customizes funds to safeguard customers' assets and designs sound investment strategies while adhering to the strictest standards of privacy and confidentiality.

Banco Mercantil Schweiz AG (BMS), increased its volume of assets under management during the first quarter of 2007 by US$ 33 million (6%) compared with the previous quarter, through the brokerage, investment and trust fund products offered by its subsidiary BMC Bank & Trust Limited in the Cayman Islands.

Commercebank Investment Services


78.17%
8.83%
13.00%
Brokerage
Advisory
Managed

Banco Mercantil Schweiz AG


78.93%
17.01%
4.06%
Trust
Advisory
Brokerage

MERCANTIL

Corporate Events

Shareholders' Meetings

Mercantil Servicios Financieros and its subsidiaries in Venezuela and abroad held their respective shareholders' meetings in the first quarter of 2007 at which the reports presented by the Board of Directors for consideration by shareholders, the Audited Financial Statements, and Statutory Auditors reports for 2006, were approved.

Cash Dividends

MERCANTIL's Shareholders' Meeting held on March 30, 2007 approved the ordinary cash corresponding to the second, third and fourth quarters of 2007, at the rate of Bs.12 per quarter, for each outstanding common A and B share, payable on May 10, August 10 and November 10, 2007, to shareholders of record in the respective book at May 7, August 6 and November 7, 2007 respectively. It also approved an extraordinary cash dividend at the rate of Bs. 30 for each outstanding common A and B share payable after the stock dividend payment on May 2007.

According to the Capital Market Law the Company must pay out annual dividends to its shareholders equivalent to 50% of its base annual net income, without taking into account the equity in the results of subsidiaries and including dividends collected. The Company must pay at least 25% of the base income in cash. Base annual net income for calculating dividends payable in 2007 is Bs. 66,757 million. The minimum regulatory dividend for 2007 is Bs. 33,379 million of which Bs. 8,345 million must be paid in cash. The amount approved to be paid in cash is estimated at Bs. 55,614 million.

The annual payout ratio is 17.7%, and in the case of cash dividends alone it is 10.0%.

Capital Increase

MERCANTIL's Ordinary General Shareholders' Meeting authorized the company to increase its subscribed and paid-in capital by up to Bs. 215 billion through the issuance of 718 million common A and B shares with a nominal value of Bs. 150.00 each.

It also authorized an increase in capital by the amount resulting from the issuance of two (2) new common class A shares and two (2) new common class B shares for every five outstanding common class A shares and for every five outstanding common class B share, at the last date the shares trade cum-dividend respectively, as agreed by the Board of Directors at a meeting on March 30, 2007, and as authorized at an Ordinary General Shareholders' Meeting held on the same date. The shares resulting from this increase in capital will be distributed among the shareholders at the rate of two (2) new common class A shares and two (2) new common B shares for every five common class A shares and every five common class B shares held, respectively.

At a Board of Directors meeting held on April 30, 2007, it was agreed that this increase would apply to shareholders of record on May 17, 2007, the Effective Record Date, which was also the date at which dividends will be paid. The date set as the last date the shares trade "cum dividend" is May 11, 2007.

Repurchase Program

MERCANTIL's General Shareholders' Meeting authorized the Fifteenth Phase of the Stock Repurchase Program of Mercantil Servicios Financieros, which will remain in force for six months starting April 2, 2007, continuing with the program underway since May 2000 which is designed to add value to the Company. The Board of Directors was also authorized for the Company to purchase up to fifteen percent (15%) of the common A and/or B shares representing its subscribed and paid-in capital and to include treasury shares in this percentage.

Publicly Traded Debt Securities

The General Shareholders' Meeting approved the issuance and investment of up to US$250 million in Publicly Traded Debt Securities, or the equivalent of that amount in bolivars. The purpose of this issue is to finance MERCANTIL's growth plan and increase the number of investors in its stockholder base. The Shareholders' Meeting therefore authorized the Board of Directors to place one or several issuances of Publicly Traded Debt Securities for that amount, through a public or private offering over a two-year period from the date of authorization.

New Board of Directors for the period 2007-2008

The Ordinary General Shareholders' Meeting also appointed the Principal and Alternate members of the Board Directors for 2007-2008 as follows: Principal Directors: Gustavo A. Marturet, President; Gustavo J. Vollmer H. Alfredo Travieso P.; Luis A. Romero M.; Víctor J. Sierra A.; Gustavo Vollmer A.; Jonathan Coles; Roberto Vainrub and Nerio Rosales R. Alternate Directors: Luis A. Sanabria U.; Oscar A. Machado K.; Eduardo Mier and Terán ; Luis Esteban Palacios W.; Gustavo Galdo C.; Miguel A. Capriles L.; Gonzalo Mendoza M.; Germán Sánchez Myles; Luis A. Marturet M.; Carlos Hellmund B.; Gustavo Machado C.; Francisco Monaldi M.; Federico Vollmer A.;Guillermo Sosa S.; Claudio Dolman; Carlos Zuloaga T; Alejandro González Sosa; Armando Leirós R.

MERCANTIL adds 7,133 workers to its stockholding base

During the first primer quarter of 2007, MERCANTIL incorporated 7,133 workers in its stockholding base under the Mercantil General Stock Purchase Plan implemented at the end of the Company's 80th anniversary.

This new staff benefit was intended to further the general stock purchase plan implemented on a number of occasions since 1983 through which the majority of the employees are able to become shareholders of the company. Today 12,500 MERCANTIL employees own shares in their company.

Financial statements of MERCANTIL and its subsidiary Banco Mercantil according to USGAAP

On April 10 the Audit Committee approved the audited financial statements of MERCANTIL and its subsidiary Banco Mercantil as of December 31, 2006. These statements were prepared in accordance with the accounting standards applicable in the United States of America (USGAAP). They will be published on our website within the next few days.

New financial measures announced in Venezuela

The Ministry of Agriculture and Land and the Ministry of Finance set new percentages and conditions for the agricultural portfolio.

On February 2, 2007 the Ministries of Agriculture and Land and Finance set the monthly percentage of the Banks' loan portfolio that must be allocated for the agricultural sector. The amount starts at 15% for February, rising gradually to 21% by December 2007. In addition to complying with that percentage, each month the banks must add a number of new borrowers equal to at least 20% of the total borrowers in their outstanding agricultural portfolio, at least 50% of whom must be individuals.

Ministry of Tourism established new percentage of the portfolio for the tourism sector.

On February 7, 2007 the Ministry of Tourism established that all commercial and universal banks must earmark 3% of their loan portfolio to finance tourism operations and projects and comply with this requirement by 2007 according to the schedule envisaged.

Ministry of Housing and Habitat set new percentage for the mortgage portfolio.

On March 5, 2007 the Ministry of Housing and Habitat set the minimum percentage of the gross loan portfolio that financial institutions must earmark for mortgage loans at 10%. This percentage must be distributed as follows: 5% for long-term mortgage loans and 5% for short-term construction loans, which will in turn be granted according to the monthly income of the family groups applying for loans.

Decree on Monetary Conversion

On March 6, 2007, the executive ruled that beginning January 1, 2008, the unit of the monetary system of the Bolivarian Republic of Venezuela will be 1,000 current bolivars.

Awards and Acknowledgements

MERCANTIL: the only Venezuelan financial institution on the Global 2000 list - Forbes

Mercantil Servicios Financieros (MERCANTIL) was included on the list of the world's 2000 largest companies, according to a survey by the prestigious magazine FORBES in its March 2007 issue.

MERCANTIL was ranked number 1,617, standing out as the only Venezuelan company from the financial sector and the first of the two Venezuelan companies to be included in the ranking. This year MERCANTIL climbed 279 steps from its position at number 1,896 in 2006.

The list is based on a composite ranking of sales, profits, assets and market value which guarantees that the companies included are among the world's economic titans, and according to the publication "if you want to find companies that might become the international leaders of tomorrow, Forbes 2000 is an excellent prospecting list."

MERCANTIL ranked among the 10 Best Companies to Work for in Venezuela - Great Place to Work Institute

According to a survey on organizational climate conducted on 35 companies in Venezuela by the internationally renowned Great Place to Work Institute Venezuela, a consulting and research firm that has helped firms around the world make their working environment a defining characteristic, for the second year running Banco Mercantil ranked among the 10 Best Companies to Work for in Venezuela.

The policies developed by Banco Mercantil to keep its employees satisfied and committed to the organization were a major factor in helping Mercantil Servicios Financieros (MERCANTIL) attain such an important position in the ranking.

New MERCANTIL lines of service obtain ISO 9001:2000 certification by Fondonorma

The Venezuelan Standardization and Quality Certification Institute FONDONORMA awarded the ISO 9001:2000 certification to Banco Mercantil for four lines of service:

- Operational processing for the settlement, collection, extension and renewal of promissory notes and registration of performance bonds and guarantees required by Middle Market and Commercial Banking.
- services for corporate clients for the settlement, custody and payment in the secondary fixed-income securities market;
- Processing of ATM transactions for withdrawals, balance checks and account transfers with debit cards.
- Handling and processing of customer transactions in regional hub offices, and processing of ATM transactions (the main office in each region).

MERCANTIL has also obtained the ISO 9001:2000 Quality Management System certification for the MERCANTIL Call Center, MERCANTIL Online, Printing and distributing credit cards and Home delivery of checkbooks.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [1] 03-31-07	03-31-07	12-31-06	03-31-06 [2]	Mar 2007 Vs. Dec 2006 Δ Bolivars	Mar 2007 Vs. Dec 2006 Δ %	Mar 2007 Vs. Mar 2006 Δ Bolivars	Mar 2007 Vs. Mar 2006 Δ %
CASH AND CASH EQUIVALENTS								
Cash	156	335	346	188	(11)	(3.1)%	147	78.4%
Banco Central de Venezuela	1,520	3,261	2,911	1,473	350	12.0%	1,787	121.3%
Venezuelan Banks and Other Financial Institutions	2	4	3	2	2	56.7%	2	109.4%
Foreign and Correspondent Banks	51	109	60	61	49	80.8%	48	80.0%
Pending Cash Items	283	607	500	402	108	21.6%	206	51.2%
Provision for Cash and Due from Banks	(0)	(0)	(0)	(0)	0	(0.5)%	(0)	23.0%
	2,013	4,316	3,820	2,125	497	13.0%	2,191	103.1%
INVESTMENT PORTFOLIO								
Investments in Trading Securities	18	38	75	22	(37)	(48.9)%	16	72.2%
Investments in Securities Available for Sale	3,076	6,598	6,631	6,293	(33)	(0.5)%	305	4.8%
Investments in Securities Held to Maturity	204	437	657	627	(220)	(33.5)%	(190)	(30.3)%
Share Trading Portfolio	7	15	16	109	(1)	(7.9)%	(94)	(86.2)%
Investments in Time Deposits and Placements	2,390	5,125	4,305	2,862	820	19.0%	2,263	79.1%
Restricted Investments	128	274	275	77	(1)	(0.2)%	197	258.0%
	5,823	12,487	11,959	9,989	528	4.4%	2,498	25.0%
LOAN PORTFOLIO								
Current	7,120	15,269	14,734	10,982	534	3.6%	4,286	39.0%
Rescheduled	10	21	28	32	(8)	(26.6)%	(11)	(34.7)%
Past Due	46	99	104	74	(4)	(4.3)%	25	33.4%
Litigation	2	4	7	3	(3)	(45.3)%	1	19.0%
	7,177	15,393	14,874	11,092	519	3.5%	4,301	38.8%
Allowance for Losses on Loan Portfolio	(142)	(305)	(293)	(241)	(12)	4.0%	(64)	26.8%
	7,035	15,087	14,580	10,851	507	3.5%	4,236	39.0%
INTEREST AND COMMISSIONS RECEIVABLE	81	174	186	144	(12)	(6.3)%	30	21.1%
LONG-TERM INVESTMENTS	22	47	37	38	10	27.0%	8	22.1%
ASSETS AVAILABLE FOR SALE	3	6	5	6	1	26.7%	1	14.6%
PROPERTY AND EQUIPMENT	150	321	319	283	2	0.6%	38	13.3%
OTHER ASSETS	459	984	810	536	173	21.4%	448	83.6%
TOTAL ASSETS	15,585	33,423	31,717	23,972	1,706	5.4%	9,451	39.4%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

2 Includes for comparison purposes as of March 2007, the consolidation of special purpose companies.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [1] 03-31-07	03-31-07	12-31-06	03-31-06 [2]	Mar 2007 Vs. Dec 2006 Δ Bolivars	%	Mar 2007 Vs. Mar 2006 Δ Bolivars	%
DEPOSITS								
Non-interest Bearing	2,556	5,482	5,129	3,387	353	6.9%	2,095	61.8%
Interest-Bearing	3,317	7,114	6,221	4,442	893	14.4%	2,672	60.1%
Savings Deposits	3,416	7,326	7,160	5,623	166	2.3%	1,703	30.3%
Time Deposits	3,046	6,533	6,736	5,522	(203)	(3.0)%	1,011	18.3%
	12,336	26,455	25,247	18,975	1,208	4.8%	7,480	39.4%
DEPOSITS AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued	125	267	259	181	8	3.2%	87	48.0%
FINANCIAL LIABILITIES	762	1,633	1,722	856	(88)	(5.1)%	778	90.9%
INTEREST AND COMMISSION PAYABLE	20	43	37	37	6	15.5%	6	16.6%
OTHER LIABILITIES	964	2,067	1,591	1,416	476	29.9%	652	46.0%
SUBORDINATED DEBT	125	268	268	193	0	0.1%	75	39.0%
TOTAL LIABILITIES	14,331	30,735	29,124	21,657	1,610	5.5%	9,078	41.9%
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1	3	3	3	(1)	(17.3)%	(0)	(7.3)%
SHAREHOLDERS' EQUITY								
Paid in Capital	50	108	108	108	0	0.0%	0	0.0%
Capital Inflation Adjustment	89	192	192	192	0	0.0%	0	0.0%
Share Premium	24	52	52	54	0	0.0%	(2)	(2.9)%
Capital Reserves	78	167	167	167	0	0.0%	0	0.0%
Translation Adjustment of Net Assets of Subsidiaries Abroad	125	268	268	275	0	0.1%	(7)	(2.4)%
Retained Earnings	903	1,936	1,823	1,480	113	6.2%	455	30.8%
Shares Repurchased And Held By Subsidiaries	(9)	(20)	(14)	(8)	(6)	42.9%	(12)	150.0%
Restricted shares for employees Stock option plan	(11)	(25)	(25)	(25)	0	0.0%	0	0.0%
Unrealized Gain From Restatements Of Investments Available For Sale At Market Value Of Investment Available For Sale	4	9	19	71	(10)	(53.6)%	(62)	(87.6)%
TOTAL SHAREHOLDERS' EQUITY	1,252	2,686	2,589	2,313	97	3.7%	373	16.1%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,585	33,423	31,717	23,972	1,706	5.4%	9,451	39.4%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

2 Includes for comparison purposes as of March 2007, the consolidation of special purpose companies.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS. C.A.
CONSOLIDATED INCOME STATEMENT
UNAUDITED FIGURES
(In billions of Bolivars, except percentages)

	Quarter Ended on		Δ	
	03-31-07	03-31-06[2]	Bolivars	%
Income from Cash and Due from Banks	5	3	2	78.8%
Income from Investment Securities	191	177	13	7.5%
Income from Loan Portfolio	483	337	147	43.6%
INTEREST INCOME	679	516	162	31.4%
Interest for Demand and Savings Deposits	113	83	29	35.4%
Interest for Time Deposits	87	110	(23)	(20.6)%
Interest for Securities Issued by the Bank	13	6	8	140.6%
Interest on Financial Liabilities	27	18	9	51.3%
INTEREST EXPENSE	240	216	24	10.9%
GROSS FINANCIAL MARGIN	439	300	139	46.2%
Provision for losses on loan portfolio	34	12	23	194.8%
NET FINANCIAL MARGIN	404	288	116	40.3%
Trust Fund Operations	10	10	1	9.0%
Foreign Currency Transactions	1	0	0	55.2%
Commissions on Customer Account Transactions	45	31	14	44.7%
Commissions on Letters of Credit and Guarantees Granted	7	5	2	50.5%
Equity in Long-Term Investments	9	8	1	10.8%
Exchange Gains and Losses	2	1	1	210.8%
Income (Loss) on Sale of Investment Securities	4	22	(18)	(81.1)%
Other Income	77	63	14	21.6%
TOTAL COMMISSIONS AND OTHER INCOME INSURANCE PREMIUMS. NET OF CLAIMS	155	140	15	10.8%
Total insures premiums, net of claims	35	22	14	61.9%
OPERATING INCOME	595	450	145	32.1%
Salaries and employee benefits	201	148	53	35.9%
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	51	38	13	34.9%
Fees paid to regulatory agencies	26	18	8	43.5%
Other operating expenses	158	123	35	28.6%
TOTAL OPERATING EXPENSES	436	327	109	33.4%
INCOME BEFORE TAXES AND MINORITY INTEREST	159	124	36	28.8%
Total Taxes	38	23	15	67.9%
NET INCOME	121	101	20	20.1%
NET INCOME IN US$ [1]	57	47	9	20.1%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

2 Includes for comparison purposes as of March 2007, the consolidation of special purpose companies.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED INCOME STATEMENT
UNAUDITED FIGURES
(In billions of Bolivars)

	Quarter ended on	
	03-31-07	03-31-06[2]
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	121	101
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	21	17
Provision for losses on the loan portfolio	34	12
Accrual for employee termination benefits	23	15
Provision for other assets	4	1
Net change in permanent investments	(10)	(13)
Minority interest payable	(1)	0
Interest and commissions receivable	12	14
Other assets	(186)	49
Other liabilities	478	163
Payment of employee termination benefits	(19)	(12)
Net cash provided by operating activities	478	347
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in investments securities	279	(150)
Net change in loan portfolio	(541)	432
Additions to fixed assets, net of depreciation and write-offs	(15)	(27)
Net cash flows from investing activities	(277)	254
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in deposits	1208	(505)
Net change in financial liabilities	(88)	(118)
Net change in publicly traded debt securities issued by CNV	8	10
Net change in subordinated debt	0	0
Cash dividends	(9)	(9)
Shares repurchased	(6)	3
Income from sales of shares kept by affiliates	0	18
Net cash flows from financing activities	1,114	(600)
CASH AND CASH EQUIVALENTS (1)		
Net increase for the period	1,314	1
At the beginning of the period	8,124	4,979
At the end of the period	**9,438**	**4,980**

1 Includes: Cash and Cash Equivalents, Cash and Due from banks, Investments in time deposits and placements within 90 days maturity.
2 Includes for comparison purposes as of March 2007, the consolidation of special purpose companies.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
STATEMENT OF SHAREHOLDERS' EQUITY
UNAUDITED FIGURES
(In billions of Bolivars)

	Capital stock	Capital inflation adjustment	Paid-in Surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	Repurchased shares restricted for employee stock option plan	Income (loss) on investments Available for sale	Total shareholders' Equity
Balance as of March 31, 2006	108	192	54	167	275	1,480	(8)	(25)	71	2,313
Net income for the quarter						167				167
Income from sales of shares kept by affiliates						11	6			17
Cash dividends						(59)				(59)
Shares repurchased							(3)			(3)
Repurchased shares for the employee stock option plan			(1)					3		2
Unrealized income on Investments available for sale									(82)	(82)
Translation effect of net assets in subsidiaries abroad					(7)					(7)
Balance as of June 30, 2006	108	192	53	167	267	1,601	(5)	(22)	(12)	2,349
Net income for the quarter						128				128
Cash dividends						(59)				(59)
Shares repurchased							(1)			(1)
Unrealized income on Investments available for sale									32	32
Translation effect of net assets in subsidiaries abroad					(1)					(1)
Balance as of September 30, 2006	108	192	53	167	266	1,670	(6)	(22)	20	2,448
Net income for the quarter						162				162
Cash dividends						(9)				(9)
Shares repurchased							(8)			(8)
Repurchased shares for the employee stock option plan			(1)					(3)		(4)
Unrealized income on Investments available for sale									(1)	(1)
Translation effect of net assets in subsidiaries abroad					2					2
Balance as of December 31, 2006	108	192	52	167	268	1,823	(14)	(25)	19	2,589
Net income for the quarter						121				121
Cash dividends						(9)				(9)
Shares repurchased							(6)			(6)
Unrealized income on Investments available for sale									(10)	(10)
Translation effect of net assets in subsidiaries abroad					0					0
Balance as of March 31, 2007	108	192	52	167	268	1,936	(20)	(25)	9	2,686

MERCANTIL

APPENDIX II

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification
(In billions of Bolivars, except percentages)

By Economic Activity	03-31-07	%	12-31-06	%	03-31-06	%
Commercial	5,171	33.6%	5,132	34.5%	4,399	39.7%
Foreign trade	1,310	8.5%	1,347	9.1%	761	6.9%
Residential mortgage	841	5.5%	829	5.6%	517	4.7%
Industrial	1,402	9.1%	997	6.7%	950	8.6%
Construction	2,051	13.3%	1,938	13.0%	1,433	12.9%
Consumer	1,071	7.0%	957	6.4%	504	4.5%
Services	398	2.6%	412	2.8%	450	4.1%
Agricultural	1,227	8.0%	1,182	7.9%	776	7.0%
Car loans	1,079	7.0%	1,029	6.9%	626	5.6%
Other	843	5.4%	1,051	7.1%	677	6.1%
	15,393	100.0%	14,874	100.0%	11,092	100.0%

By Maturity	03-31-07	%	12-31-06	%	03-31-06	%
Up to six months	8,048	52.3%	7,422	49.0%	5,818	52.4%
Six months to one year	1,192	7.7%	1,435	10.0%	1,017	9.2%
One to two years	1,000	6.5%	1,018	7.0%	946	8.5%
Two to three years	1,358	8.8%	1,227	8.0%	670	6.0%
Three to four years	1,105	7.2%	1,140	8.0%	708	6.4%
Four to five years	531	3.4%	485	3.0%	445	4.0%
Over five years	2,159	14.1%	2,147	14.0%	1,488	13.5%
	15,393	100.0%	14,874	100.0%	11,092	100.0%

By Geographical Location of the Debtor	03-31-07	%	12-31-06	%	03-31-06	%
Venezuela	9,316	60.5%	8,810	59.0%	6,459	58.2%
United States of America	4,421	28.7%	4,267	29.0%	3,369	30.4%
Mexico	328	2.1%	507	3.0%	327	2.9%
Colombia	142	0.9%	90	1.0%	165	1.5%
Brazil	290	1.9%	280	2.0%	72	0.6%
Switzerland	349	2.3%	329	2.0%	243	2.2%
Other countries	547	3.6%	591	3.0%	457	4.2%
	15,393	100.0%	14,874	100.0%	11,092	100.0%

By Type of Risk	03-31-07	%	12-31-06	%	03-31-06	%
Normal	15,066	97.9%	14,589	98.0%	10,875	98.0%
Potential	201	1.3%	163	1.1%	89	0.8%
Real	101	0.7%	77	0.6%	93	0.8%
High	20	0.1%	41	0.3%	32	0.3%
Unrecoverable	5	0.0%	4	0.0%	3	0.0%
	15,393	100.0%	14,874	100.0%	11,092	100.0%

MERCANTIL

APPENDIX III

Summary of Financial Indicators

	US$ Mar 2007 [1]	I Quater 2007	2006
Net Income in billions of Bolivars (millions of US$)	57	121	101
Mercantil's stock indicators			
Class A share:			
Number of outstanding shares[2] (Issued shares minus repurchased shares)		413,638,971	416,401,282
Market Price	2.5	5,300	3,400
Average daily volume (# of shares)		235,358	609,075
Market Price / Book value per share		1.41	1.05
Market Price / Period Net Earnings per share		31.1	24.0
Dividends received in Cash / Market price A		0.2	0.4
Class B share:			
Number of outstanding shares[2] (Issued shares minus repurchased shares)		299,356,454	300,635,455
Market Price	2.5	5,300	3,480
Average daily volume (# of shares)		68,099	914,657
Market Price / Book value per share		1.41	1.08
Market Price / Period Net Earnings per share		31.1	24.6
Dividends received in Cash / Market price B		0.2	0.3
Book value per share in Bs. (Equity / # of outstanding shares) [3]	1.8	3.767	3.226
Total weighted outstanding shares		711,851,367	712,503,852
Earnings per share (Net Result/ weighted outstanding shares)	0.08	170	142
Balance Structure Indicators			
Gross Loans/Deposits		58.2%	58.5%
Profitability Ratios (%):			
Gross financial margin / Average interest earning assets		6.5%	5.6%
Commissions and other income as a percentage of Total income		30.3%	35.1%
Return on average assets (ROA)		1.5%	1.7%
Return on average equity (ROE)		18.4%	18.1%
Efficiency Ratios (%):			
Operating expenses / Average total assets		5.1%	5.1%
Operating expenses / Total income		65.2%	66.9%
Liquidity Ratios (%):			
Cash and due from banks / Deposits		16.3%	11.2%
Cash and due from banks and Investments Portfolio / Deposits		63.5%	63.8%
Asset Quality Ratios (%):			
Non performing loans/ Gross loans		0.7%	0.7%
Allowance for loan losses / Non performing loans		295.5%	309.5%
Allowance for loan losses / Gross loans		2.0%	2.2%
Capital Adequacy Ratios (%):			
Shareholders equity / Assets		8.0%	9.7%
CNV-Risk based capital (minimum required 8%)		16.4%	16.8%

1 Figures in US$ given for reference purposes only; Balance Sheet figures translated at the closing exchange rate, and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
2 Issued shares minus repurchased shares.
3 Stock dividends paid are considered as issued shares for comparison purposes

	I Quarter	
	2007	2006
Number of employees		
Employees in Venezuela	8,645	7,943
Employees Abroad	932	823
Distribution network		
Branches in Venezuela		
Bank branches	312	303
Insurance branches	32	32
Branches Abroad	21	19
Representative Offices	6	5
Number of ATMs	1,254	1,039
Number of points of sale (POS)	26,846	19,375
Exchange and inflation rates		
Exchange rate Bs./US$1 (Controlled since February 2003)	2,144.6	2,144.6
Average Exchange Rate for the period (Bs/US$1)	2,144.6	2,144.6
Inflation for the last 12 months	18.5%	12.2%

MERCANTIL

APPENDIX IV

BANCO MERCANTIL. C.A. - BANCO UNIVERSAL
According to rules issued by CNV [1]
UNAUDITED CONSOLIDATED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [2] 03-31-07	03-31-07	12-31-06	03-31-06	Mar 2007 Vs. Dec 2006 Bolivars	%	Mar 2007 Vs. Mar 2006 Bolivars	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	2,064	4,427	3,856	2,245	571	14.8%	2,182	97.2%
Investments Portfolio	3,055	6,551	5,937	4,416	614	10.3%	2,135	48.3%
Loan Portfolio	4,142	8,882	8,609	6,302	273	3.2%	2,580	40.9%
Properties and Equipment and Other Assets	330	707	707	585	0	0.0%	122	20.9%
TOTAL ASSETS	9,590	20,567	19,109	13,548	1,458	7.6%	7,019	51.8%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits [3]	8,174	17,530	16,737	11,324	793	4.7%	6,206	54.8%
Financial Liabilities and Other Liabilities	681	1,461	888	919	573	64.5%	542	59.0%
TOTAL LIABILITIES	8,855	18,991	17,625	12,243	1,366	7.8%	6,748	55.1%
SHAREHOLDERS´ EQUITY	735	1,576	1,484	1,305	92	6.2%	271	20.8%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,590	20,567	19,109	13,548	1,458	7.6%	7,019	51.8%

SUMMARY OF INCOME STATEMENT	US$ [2] 03-31-07	Quarter Ended on 03-31-07	03-31-06	Bolivars	%
Interest Income	232	497	383	114	29.8%
Interest Expense	73	156	168	(12)	(7.1)%
Gross Financial Margin	159	341	215	126	58.6%
Provision for Losses on Loan Portfolio	11	23	10	13	130.0%
Net Financial Margin	148	318	205	113	55.1%
Commissions and Other Income	51	110	83	27	32.5%
Operating Income	200	428	288	140	48.6%
Operating Expenses	146	314	228	86	37.7%
Income before taxes	53	114	61	53	86.9%
Taxes	9	20	10	10	100.0%
NET INCOME	44	94	51	43	84.3%
NET INCOME IN US$ (2)		44	24	20	84.3%

1 These financial statements are presented in accordance with CNV standards and adjusted for inflation up to December 31, 1999 (See accounting principles used). They reflect Banco Mercantil's contribution to MERCANTIL's results.
2 Figures in US$ given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
3 Deposits include investments sold under repurchase agreement as follows: Bs. 1,710 million as of 03.31.2007, Bs. 2,054 million as of 12.31.2006 and Bs. 2,184 million as of 03.31.2006. According to the Superintendence of Bank's regulations investments sold under repurchase agreement are reduced from the total amount of the investment portfolio.

MERCANTIL

APPENDIX IV

RATIOS
Banco Mercantil Operations in Venezuela [1]
(Ratios from Non-Consolidated Financial Statements)

	System average[2]	03-31-07	03-31-06
Gross financial margin / Average assets	6.7%	7.0%	8.0%
Return on average assets (ROA)[2]	2.4%	2.3%	2.9%
Return on average equity (ROE)[2]	26.7%	25.8%	25.6%
Non performing loans / Gross loans	1.1%	0.7%	0.7%
Allowance for loan losses / Non performing loans	209.9%	399.4%	395.7%
Allowance for loan losses / Gross loans	2.3%	2.7%	2.8%
Operating expenses / average total assets	4.7%	5.6%	7.4%

Conciliation of Historic Profits with the Contribution of Mercantil's Results
(In billions of Bolivars)

	Quarter ended on	
	03-31-07	03-31-06
Historical profit[3]	101	80
Additional depreciation and amortization expenses for effects	(2)	(2)
of inflation adjustment through 1999 (see section of accounting principles used)	(7)	(5)
Effect on the consolidation of institutions	1	3
Elimination of transactions with related companies	1	(25)
	94	51

1 Consolidated
2 Based on annualized figures
3 Historic figures in accordance with the standards of the Superintendence of Banks in Venezuela (SUDEBAN)

MERCANTIL

APPENDIX V

COMMERCEBANK HOLDING CORPORATION
According to rules issued by CNV [1]
UNAUDITED CONSOLIDATED FIGURES
(In millions of dollars, except percentages)

				Mar 2007 Vs Dec 2006 Δ		Mar 2007 Vs Mar 2006 Δ	
	03-31-07	12-31-06	03-31-06	US$	%	US$	%
SUMMARY OF BALANCE SHEET							
ASSETS	26	31	34	(5)	(16.1)%	(8)	(23.5)%
Cash and Cash Equivalents	2,263	2,241	2,140	22	1.0%	123	5.7%
Investments Securities	2,682	2,593	1,969	89	3.4%	713	36.2%
Loan Portfolio	182	154	125	28	18.2%	57	45.6%
Properties and Equipment and Other Assets							
TOTAL ASSETS	5,153	5,019	4,268	134	2.7%	885	20.7%
LIABILITIES AND SHAREHOLDERS' EQUITY							
Deposits	4,030	3,856	3,466	174	4.5%	564	16.3%
Financial Liabilities, Other Liabilities and Subordinated Debt	791	872	550	(81)	(9.3)%	241	43.8%
TOTAL LIABILITIES	4,821	4,728	4,016	93	2.0%	805	20.0%
SHAREHOLDERS' EQUITY	332	291	252	41	14.1%	80	31.7%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,153	5,019	4,268	134	2.7%	885	20.7%

	Quarter ended on		Δ	
SUMMARY OF INCOME STATEMENT	03-31-07	03-31-06	US$	%
Interest Income	76	56	20	35.7%
Interest Expense	33	19	14	73.7%
Gross Financial Margin	43	37	6	16.2%
Provision for Losses on Loan Portfolio	5	1	4	400.0%
Net Financial Margin	38	37	1	2.7%
Commissions and Other Income	9	6	3	50.0%
Operating Income	47	43	4	9.3%
Operating Expenses	32	27	5	18.5%
Income before Taxes	15	16	(1)	(6.3)%
Taxes	5	6	(1)	(16.7)%
NET INCOME	9	10	(1)	(10.0)%

1 These financial statements are presented in accordance with CNV standards (See accounting principles used) to reflect Commercebank's contribution to MERCANTIL's results.

MERCANTIL

APPENDIX V

KEY FINANCIAL AND OPERATING INDICATORS
Commercebank N.A
(Unconsolidated Financial Statement Indicators)

		Quarter	
	Local Peer (1)	03-31-07	03-31-06
Gross financial margin / Average assets	3.5%	4.0%	4.0%
Return on average assets (ROA) 2	1.2%	0.9%	1.1%
Return on average equity (ROE) 2	12.9%	11.0%	13.5%
Non performing loans / Gross loans	0.4%	0.9%	0.8%
Allowance for loan losses / Non performing loans	N.A.	133%	183%
Allowance for loan losses / Gross loans	1.1%	1.2%	1.5%
Operating expenses / average total assets	2.5%	2.6%	2.5%

1 Based on December 2006 Figures.
2 Annualized

MERCANTIL

APPENDIX VI

SEGUROS MERCANTIL
According to rules issued by CNV [1]
Unaudited Consolidated Figures
(In billions of Bolivars, except percentages)

SUMMARY OF BALANCE SHEET	US$[2] 03-31-07	03-31-07	12-31-06	03-31-06	Mar 2007 Vs Dec 2006 Bolivars	%	Mar 2007 Vs. Mar. 2006 Bolivars	%
ASSETS								
Cash and Cash Equivalents	16	35	27	37	7	26.9%	(3)	(7.0)%
Investments Portfolio	280	601	570	410	31	5.5%	191	46.4%
Premiums receivable	58	125	113	82	13	11.1%	43	52.8%
Property and equipment	17	36	36	27	0	0.3%	9	32.7%
Other assets	45	97	79	64	18	22.4%	33	51.7%
TOTAL ASSETS	416	893	824	620	69	8.3%	273	44.0%
LIABILITIES AND SHAREHOLDERS' ÉQUITY								
Reserves for general risks	157	336	258	193	78	30.1%	144	74.5%
Claims incurred	81	173	147	95	26	17.9%	79	83.5%
Life Reserves and Others	5	11	10	8	1	9.9%	3	39.4%
Financial Liabilities	0	0	34	12	(34)	(100.0)%	(12)	(100.0)%
Accounts Payable Reinsures	32	68	70	53	(2)	(2.6)%	15	28.9%
Other provisions and other liabilities	34	72	81	80	(9)	(11.1)%	(8)	(9.8)%
TOTAL LIABILITIES	308	661	600	440	60	10.0%	221	50.3%
SHAREHOLDERS' ÉQUITY	108	232	224	181	8	3.8%	52	28.5%
TOTAL LIABILITIES AND SHAREHOLDERS' ÉQUITY	416	893	824	620	69	8.3%	273	44.0%

SUMMARY OF INCOME STATEMENT	US$ [2] 03-31-07	Quarter ended on 03-31-07	03-31-06	Bolivars	%
Earned Premiums Received	110	236	135	101	74.5%
Claims Incurred	(72)	(154)	(88)	(66)	75.0%
Commissions and Acquisition Expenses	(22)	(46)	(26)	(20)	78.2%
Management Expenses	(14)	(31)	(20)	(11)	55.6%
Technical Result	2	5	2	3	222.6%
Income from Investments	2	5	13	(8)	(61.1)%
Taxes and Contributions	(1)	(2)	(0)	(1)	379.7%
Contracts of excess of lost	(1)	(2)	(2)	(0)	1.7%
Net income	3	6	12	(6)	(50.9)%
Adjustment to C.N.V. standards	1	2	1	1	220.0%
NET INCOME	3	7	12	(5)	(39.9)%

1 These financial statements are presented in accordance with CNV standards and adjusted for inflation up to December 31, 1999 (See accounting principles used). They reflect Seguros Mercantil's contribution to MERCANTIL's results.
2 Figures in US$ given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

MERCANTIL

APPENDIX VII

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS				
	2005	2006	IQ6	IIQ6	IIIQ6	IVQ6	IQ7
Gross Domestic Product, Var,% [1]							
Consolidated	10.3	10.3	9.8	9.4	10.1	11.8	NA
Oil activities	6.4	(1.9)	(0.6)	0.6	(3.7)	(3.7)	NA
Non-Oil activities	15.8	11.7	11.7	10.3	11.7	13.1	NA
Other Net Taxes on Products	27.2	19.9	14.6	17.6	20.0	26.2	NA
Consumer Price Index (% Change) [2]	14.4	17.0	5.4	17.6	29.3	16.7	11.0
Unemployment Rate (% Change) [3]	11.3	9.5	11.1	10.0	10.1	8.9	NA
Wage Income Index (% Var) [1]	17.8	18.8	20.6	17.3	20.7	18.8	NA
Monetary Liquidity (% Change) [1]	52.7	69.3	53.8	66.0	67.7	69.3	58.6
Interest Rates (Period end) (%) [4]							
Six Main Commercial and Universal Banks							
Period-end Loan Rate	15.4	14.6	14.6	13.8	14.4	15.2	14.9
Period-end Saving Deposit Rate	6.6	6.8	7.0	6.8	6.7	6.6	6.6
Period-end Time Deposit Rate	11.7	10.2	10.1	10.0	10.2	10.0	10.1
Exchange Rate							
Period end (Bs/US$) (Bid rate)	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6
Annual average exchange rate (Bs./US$)	2,106.4	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6
Depreciation (%) [2]	12.0	0.0	0.0	0.0	0.0	0.0	0.0
External Sector (million of US$)							
Trade Balance [5]	31,780	32,984	9,329	10,478	8,435	4,742	NA
Oil Exports	48,069	58,438	13,896	16,628	15,176	12,738	NA
Non-Oil Exports	7,404	6,772	1,638	1,704	1,769	1,661	NA
Imports	23,693	32,226	6,205	7,854	8,510	9,657	NA
Central Bank of Venezuela Intl. Res.	29,636	36,672	31,358	31,169	34,330	36,672	31,412
FEM	732	768	739	748	758	768	779
Oil Export Average Price (US$/b)	46.0	56.4	53.2	60.8	60.5	51.1	50.1
Average Oil Production (Thousands bpd)	2,692	2,545	2,613	2,610	2,473	2,483	2,450
Central Government (billion of Bs)							
Ordinary Income	77,218	111,554	24,415	24,457	27,644	35,038	NA
Oil Income	41,013	62,432	12,036	12,619	16,320	21,457	NA
Non-Oil Income	36,205	49,123	12,379	11,838	11,324	13,581	NA
Ordinary Expenditures [6]	76,630	113,854	24,181	28,644	23,231	37,798	NA

1 Year-on-year variation
2 Annual Dec-Dec figures. Annualized quarterly figures
3 Annual figures for the second semester
4 Annual figures correspond to weighted averages
5 Balance of payments figures.
6 Does not include public debt amortization
NA: Not Available
FEM: Macroeconomic Stabilization Fund
Source: Central Bank of Venezuela (BCV), Ministry of Finance, National Statistics Institute (INE)
Ministry of Energy and Production (MEP), Bloomberg and own calculations

Contact:
Marianela Faría
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7477 (Fax)

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

MERCANTIL

Caracas, June 21, 2007

MERCANTIL Servicios Financieros will seek authorization from the Venezuelan National Securities Commission for public offering of common stock

The Board of Directors of Mercantil Servicios Financieros (MERCANTIL), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ.A and MVZ.B. ADR Level 1 (OTC): MSFUY / MSVFY) decided at its June 21, 2007 meeting to request authorization from the Venezuelan National Securities Commission (CNV) for a public offering of new common shares based on the company's authorized capital approved at the Shareholders' Meeting held on March 30, 2007.

The offering will be addressed at the general public and its objective is to obtain funds to support MERCANTIL's growth plans and increase its shareholder base. The offering will be for 45 million Class A and Class B shares, in the same proportion as the number of outstanding shares at March 31, 2007. This issuance will account for approximately 4.5% of the shares representing the company's subscribed and paid-in capital. The price of the new shares will be determined by the Board of Directors previous to the start of the offering.

It is expected that Mercantil will issue the offering before the end of July 2007, after receiving the appropriate authorization from the Venezuelan National Securities Commission.

About Mercantil Servicios Financieros (MERCANTIL)

MERCANTIL is Venezuela's leading financial services provider with an Equity of Bs. 2,686 billion (US$ 1,252 million), operating in 10 countries in North, Central and South America and Europe. Mercantil is listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and on the "over the counter" (OTC) market in the United States through an ADR program level 1 (MSFUY and MSVFY. Its main subsidiaries in Venezuela are: Banco Mercantil C.A. (Banco Universal); Seguros Mercantil and Merinvest C.A.; in the United States, Commercebank N.A., and in Switzerland, Banco Mercantil (Schweiz) AG.

Contact:
Marianela Faría
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7477 (Fax)

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

MERCANTIL

Caracas, July 10, 2007

The Venezuelan National Securities Commission authorized Mercantil Servicios Financieros' public offering of common stock

Mercantil Servicios Financieros (MERCANTIL), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ.A and MVZ.B. ADR Level 1 (OTC): MSFUY / MSVFY) received the authorization from the Venezuelan National Securities Commission for a public offering of 45 million new common A and B shares which accounts for approximately 4.5% of the company's subscribed and paid-in capital.

The offering will be addressed at the general public and its objective is to obtain funds to support Mercantil Servicios Financieros' expansion in the banking, insurance and investment banking segments.

The offering is expected to take place in the next 90 days. During that period, investors will have an interval of two weeks to summit their orders from a minimum of 400 and up to 2 million shares. At the end of that phase, new issued shares will be assigned, giving priority to small and mid-size investors. Other terms and conditions of the offering will be announced shortly.

MERCANTIL'S subsidiary Merinvest Sociedad de Corretaje de Valores C.A., will be the lead manager of the offering.

About Mercantil Servicios Financieros (MERCANTIL)

MERCANTIL is Venezuela's leading financial services provider with an Equity of Bs. 2,686 billion (US$ 1,252 million), operating in 10 countries in North, Central and South America and Europe. Mercantil is listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and on the "over the counter" (OTC) market in the United States through an ADR program level 1 (MSFUY and MSVFY. Its main subsidiaries in Venezuela are: Banco Mercantil C.A. (Banco Universal); Seguros Mercantil and Merinvest C.A.; in the United States, Commercebank N.A., and in Switzerland, Banco Mercantil (Schweiz) AG.

MERCANTIL SERVICIOS FINANCIEROS

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Subscribed and Paid in Capital: Bs. 150,496,550,700.00
Authorized Capital: Bs. 300,993,101,400.00
RIF: J-304381352

PUBLIC OFFERING OF UP TO TWENTY SIX MILLION ONE HUNDRED THOUSAND (26,100,000) NEW CLASS A COMMON SHARES AND UP TO EIGHTEEN MILLION NINE HUNDRED THOUSAND (18,900,000) NEW CLASS B COMMON SHARES OF MERCANTIL SERVICIOS FINANCIEROS, C.A. ("THE ISSUER" OR "MERCANTIL) WITH A PAR VALUE OF ONE HUNDRED AND FIFTY BOLIVARS (BS. 150.00) EACH, DESTINED TO INCREASE THE SUBSCRIBED AND PAID IN CAPITAL, FROM THE AMOUNT OF ONE HUNDRED AND FIFTY BILLION FOUR HUNDRED NINETY SIX MILLION FIVE HUNDRED AND FIFTY THOUSAND SEVEN HUNDRED BOLIVARS (150,496,550,700.00) UP TO THE AMOUNT OF ONE HUNDRED AND FIFTY SEVEN BILLION TWO HUNDRED FORTY SIX MILLION FIVE HUNDRED AND FIFTY THOUSAND SEVEN HUNDRED BOLIVARS (157,246,550,700.00) ("THE OFFER").

This Public Offering of Shares is made in accordance with the approvals of the General Ordinary Shareholders' Meeting held on March 30, 2007 and by its Board of Directors in its meeting held on June 21, 2007.

The Board of Directors of the Issuer reserves the right to suspend the offer in any moment prior to the allocation of the shares.

The principal terms of the Public Offer are the following:

Price of the Offer:	Par value plus a premium that will be established by the Board of Directors of Mercantil with at least one (1) banking day prior to the beginning of the Offer.
Allocation mechanism:	• Priority for all orders up to 2,000 shares. • Allocation "by flooding" up to 20,000 shares. • Pro rata allocation for the remainder of the shares. • The Issuer and the Leader of the Underwriters reserve the right to increase the maximum amount to allocate "by flooding" if considered necessary to achieve a more just allocation
Allocation System:	• Under major efforts, through an Order Book • The Order Book will remain open no less than 9 banking days
Leader of the Underwriters:	Merinvest Sociedad de Corretaje de Valores, C.A.
Underwriters:	Banco Mercantil, C.A. (Banco Universal), Activalores Sociedad de Corretaje de Valores, S.A., Econoinvest Casa de Bolsa, C.A. and

	U21 Casa de Bolsa, C.A.
Minimum Order:	400 class A common shares or 400 class B common shares
Composition of the order:	Class A common shares and Class B common shares in multiples of 10
Maximum Order:	2,000,000 shares

The shares not subscribed by the investors may be acquired at par value by the Fundación BMA for the Share Acquisition Program for the employees of the Company and its subsidiaries up to 10% of the total shares of the Offer.

This Offer is destined for the public in general and does not vest preemptive rights. The shares of this Offer have not been registered under the "Securities Act of 1933" of the United States of America and, therefore, cannot be offered or sold within the United States of America, nor sold to or for the benefit of residents of said country, except for those transactions not subject to the requirements of the aforementioned Law.

THE NATIONAL SECURITIES COMISSION CERTIFIES THAT, WITH RESPECT TO THE REQUEST FOR AUTHORIZATION FOR THE OFFER OF THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR, THE PROVISIONS OF THE CAPITAL MARKETS LAW HAVE BEEN COMPLIED WITH. IT DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT.

On July 10, 2007 the National Securities Commission as evidence by Resolution No. 090-2007, approved the Public Offer of common class A and B shares of Mercantil Servicios Financieros.

Maximum date to initiate the public offer: October 10, 2007.

Contact:
Marianela Faría
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7477 (Fax)

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

MERCANTIL

Caracas, July 20, 2007

Public offering of new common stock

Mercantil Servicios Financieros' Board of Directors set the price at Bs. 3,350 per share

In accordance to procedures determined in the Prospectus approved by the Venezuelan National Securities Commission, Mercantil Servicios Financieros' Board of Directors decided at its July 20, 2007 meeting, to set the Public Stock Offering Price for Class "A" and Class "B" shares at three thousand three hundred and fifty bolivars (Bs. 3,350.00) per common share. The agreed price corresponds to average of the last 45 days closing price of Class "A" and Class "B" shares, with a discount of 3.9% and 3.8% respectively.

Mercantil Servicios Financieros' (MERCANTIL) public offering of new shares will be performed from July 25, 2007 ending on August 7, 2007.

The Venezuelan National Securities Commission authorized the public offering of 45 million new common "A" and "B" shares which accounts for approximately 4.5% of the company's subscribed and paid-in capital, distributed in 26,1 million common Class "A" shares and 18,9 million common Class "B" shares.

About Mercantil Servicios Financieros (MERCANTIL)

MERCANTIL is Venezuela's leading financial services provider with an Equity of Bs. 2,686 billion (US$ 1,252 million), operating in 10 countries in North, Central and South America and Europe. Mercantil is listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and on the "over the counter" (OTC) market in the United States through an ADR program level 1 (MSFUY and MSVFY). Its main subsidiaries in Venezuela are: Banco Mercantil C.A. (Banco Universal); Seguros Mercantil and Merinvest C.A.; in the United States, Commercebank N.A., and in Switzerland, Banco Mercantil (Schweiz) AG.

Contact:
Marianela Faría
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7477 (Fax)

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

MERCANTIL

Caracas, July 25, 2007

The process will end on August 7

The public offering of common stock of Mercantil Servicios Financieros will begin today July 25th

- *Priority will be given to small and mid-size investors in the allocation of the new shares*

The public offering of common stock of Mercantil Servicios Financieros will begin today July 25th, ending on August 7, 2007.

Small and mid-size investors with orders up to 2.000 shares will be given priority in the allocation of shares, since one of the objectives of the offering is to expand the company's shareholders' base. Under any circumstances, each order should not exceed 2 million shares. Investors will be able to summit their orders during this period. The final allocation will be made once the submission period is closed.

In accordance to procedures stated in the Prospectus approved by the Venezuelan National Securities Commission, Mercantil Servicios Financieros' Board of Directors decided at its meeting on July 20, 2007, to set the Public Stock Offering Price for Class "A" and Class "B" shares at three thousand three hundred and fifty bolivars (Bs. 3,350.00) per common share. The price set by the Board of Directors corresponds to the average closing price of Class "A" and Class "B" shares of the last 45 days, which includes a discount of 3.9% and 3.8% respectively.

The Venezuelan National Securities Commission authorized a public offering of 45 million new common A and B shares which accounts for approximately 4.5% of the company's subscribed and paid-in capital, distributed in 26,1 million common Class A shares and 18,9 million common Class B shares. The difference between Class "A" and Class "B" shares is that Class "B" shares entitle the holder to a limited vote at any general shareholder's meeting.

Investors will have a period of two weeks to summit their orders from a minimum of 400 up to 2 million shares through Merinvest Sociedad de Corretaje de Valores C.A., Lead Manager and Book Running Manager of the offering. Banco Mercantil's through its nationwide branch network in conjunction with Activalores, Econoinvest and U21 brokerage houses will serve as Co-Managers. Investors can also summit their orders through MERCANTIL's web page www.bancomercantil.com.

About Mercantil Servicios Financieros (MERCANTIL)

MERCANTIL is Venezuela's leading financial services provider with an Equity of Bs. 2,686 billion (US$ 1,252 million), operating in 10 countries in North, Central and South America and Europe. Mercantil is listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and on the "over the counter" (OTC) market in the United States through an ADR program level 1 (MSFUY and MSVFY. Its main subsidiaries in Venezuela are: Banco Mercantil C.A. (Banco Universal); Seguros Mercantil and Merinvest C.A.; in the United States, Commercebank N.A., and in Switzerland, Banco Mercantil (Schweiz) AG.

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS. C.A.
FINANCIAL REPORT SECOND QUARTER 2007

Caracas Stock Exchange: MVZ.A and MVZ.B Level 1 ADR: MSVFY

Caracas August 02, 2007 - Mercantil Servicios Financieros (MERCANTIL) announces its results for the quarter ended June 30, 2007

Net Income
MERCANTIL reported 2Q 2007 Net Income of Bs. 118 billion (US$ 55 million)1, compared with Bs. 165 billion (US$ 77 million)1 in 2Q 2006. 2Q 2006 earnings include the effect from the sale of a minority stock investment which produced extraordinary gains of Bs. 62 billion. Net earnings per share in 2Q 2007 were Bs. 118, US$ 0.061 (Bs. 165 in 2Q 2006, US$ 0.08)1. In semi-annual terms, net earnings were Bs. 239 billion (US$ 111 million)1 compared with 1H 2006 net earnings of Bs. 266 billion (US$124 million)1 which includes the aforementioned extraordinary earnings. ROE and ROA are 17.9% and 1.4% respectively (23.6% and 2.2% at June 30, 2006).

Assets
At the close of 2Q 2007 Total Assets were Bs. 36,186 billion (US$ 16,873 million)1, 8.3% higher than the Bs. 33,423 billion (US$ 15,585 million)1 recorded in the previous quarter and 34.2% higher than the Bs. 26.,957 billion (US$ 12,570 million)1 registered in 2Q 2006 The Total Consolidated Assets of the Banco Mercantil subsidiary, including overseas agencies, are Bs. 21,657 billion (US$ 10,098 million)1, 5.3% higher than the Bs. 20,567 billion (US$ 9,590 million)1 registered in 1Q 2007 and 36.5% more than the Bs.15,870 billion (US$ 7.400 million)1 registered in 2Q 2006. The Commercebank Holding subsidiary posted US$ 5,910 million (Bs. 12,675 billion) 1 in Total Assets, 14.7% more than the US$ 5,153 million (Bs 11,051 billion) 1 registered at March 31, 2007 and 29.7% more than the US$ 4,556 million (Bs. 9,771 billion)1 recorded at June last year.

Shareholders' Equity
Shareholders' Equity at the end of 2Q 2007 rose to Bs. 2,729 billion (US$ 1,273 million)1 which represents a 1.6% increase compared with Bs. 2,686 billion (US$ 1,252 million)1 in 1Q 2007 and 16.2% more than Bs 2,349 billion (US$ 1,095 million)1 recorded in 2Q 2006. MERCANTIL's Equity/Assets ratio at June 30, 2007 is 7.5% and its Equity/Risk-weighted Assets Ratio 14.5% (minimum requirement 8%) according to the standards of the National Securities Commission - CNV.

Market Share
As of June 30, 2007 the Banco Mercantil subsidiary is Venezuela's leading bank in terms of Total Deposits, Savings Deposits, Agricultural Loans, Tourism Loans, Mortgage Loans under the Mortgage Debtor Law (Ley Especial del Deudor Hipotecario de Vivienda), with market shares2 of 12.8%, 15.6%, 20.0%, 19.7% and 19.1%, respectively. The bank also came second in terms of Total Assets, Shareholders' Equity, Loan Portfolio, Deposits (including investments sold under repurchase agreement) and Assets in Trust. The Seguros Mercantil subsidiary collected Bs. 308.5 billion in net premiums in 2Q 2007, ranking fourth in Venezuela3. Commercebank ranks nineteenth in terms of deposits in the State of Florida, USA, out of a total of 349 institutions, accounting for 0.84% of that market 4 at the end of June 2006.

Summary of the Financial Statements and Ratios
(In billions of Bolivars and millions of Dollars except percentages)

	Bolivars				US$ Equivalent [1]			
	06-30-07	03-31-07	06-30-06	Var. vs. Jun - 2006	06-30-07	31-03-07	06-30-06	Var. vs. Jun - 2006
Net Income - Quarter	118	121	165	(28.5) %	55	57	77	(28.5) %
Net Income - Semester	239		266	(10.0) %	111		124	(10.0) %
Income per share Bs./ share[5]	118	122	165	(28.5) %	0,06	0,06	0,08	(28.5) %
Market price A share [5]	3,500	3,786	2,561	36.7 %	1,63	1,77	1,19	36.7 %
Market price B share [5]	3,500	3,786	2,646	32.3 %	1,63	1,77	1,23	32.3 %
Book value per share[5]	2,736	2,691	2,345	16.7 %	1,28	1,25	1,09	16.7 %
ROA	1.4 %	1.5%	2.2 %	(6.7) %	1.4 %	1.5%	2.2 %	(6.7) %
ROE	17.9 %	18.4%	23.6 %	(2.7) %	17.9 %	18.4%	23.6 %	(2.7) %
Total Assets	36,186	33,423	26,957	34.2 %	16,873	15,585	12,570	34.2 %
Investment Portfolio	12,509	12,487	10,034	24.7 %	5,833	5,823	4,679	24.7 %
Loan Portfolio	17,100	15,087	12,915	32.4 %	7,972	7,035	6,022	32.4 %
Deposits	28,933	26,455	21,441	34.9 %	13,491	12,336	9,998	34.9 %
Shareholders´ Equity	2,729	2,686	2,349	16.2 %	1,273	1,252	1,095	16.2 %
Asset Management	10,566	10,168	8,424	25.4 %	4,927	4,741	3,928	25.4 %

[1] Dollar figures given for reference purposes only. Balance sheet data translated at the closing exchange rate and earnings at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
[2] Source: Summary of unconsolidated financial statements published in national newspapers June 30, 2007.
[3] Source: Superintendence of Insurance at May 31, 2007.
[4] Source: Federal Deposit Insurance Corporation at June 30, 2006.
[5] Adjusted for share dividends considered shares issued for comparison purposes.

MERCANTIL

Table of contents

Global Economic Climate

The positioning of the global economy continued throughout the second half of 2007, with China, India and Russia heading economic growth statistics. Compared with the first quarter of the year, the growth outlook of the Asian countries and Russia has improved. China, which was slated to grow 9.8% in 2007, is now expected to reach 10.5%. India has kept to its expected 8% growth and Russia's 6.2% has been adjusted to 6.5%.

The majority of the countries in Europe and Japan are also on their way to exceeding US economic growth for the first time in the last quarter of a century. Together these countries could grow around 2.7%. A climate of rising interest rates and some exchange rate appreciation is now expected as a result of concern over the cost of housing and possible wage hikes.

The US economy, which was affected last year by the adjustment in the real estate sector with respect to home sales and construction, could grow 2.1% during 2007. The Bureau of Economic Research has in fact confirmed that the slowdown in aggregate demand led the United States to register a growth rate of only 0.7% during the first quarter.

Export-led growth, characterized by external trade account surpluses, continues to position the Asian region as the main source of liquidity in international markets. In addition to China and India, major emerging countries in Asia like Indonesia, Malaysia, Singapore, Taiwan, Hong Kong, South Korea and the Philippines are growing at rates exceeding 4% this year. With international reserves surpassing US$ 3 trillion, the central banks of the Asian region have become an important benchmark for global monetary policy. This situation of global liquidity surplus has persisted during the second quarter of this year and is still being channeled into investments in highly liquid, low-risk assets in the United States, which up to know have helped finance the US trade deficit.

The Latin American region continues to be well-positioned, with trade surpluses produced by continued improvements in the raw material prices and demand. This has led to an accumulation of international reserves which enables it to comfortably face any setback in the world economic outlook. Fairly outstanding progress in growth is still expected in Mexico, Colombia, Peru and Brazil, along with the high growth rates in Argentina and Venezuela. In addition, the quality and profile of the public debt has been improving in the region, which has been rewarded by the risk rating agencies. More flexible exchange rates and the effective management of fiscal and monetary policy are also conducive to a stable macroeconomic climate.

US Economic Climate

Economic Activity

The US economy slowed down in terms of GDP growth in the second quarter of the year, although probably not so critically as in the first quarter of the year. GDP growth figures in the first quarter of 2007 were recently adjusted upwards by the Bureau of Economic Analysis, indicating that the growth rate was 0.7%, which is still the lowest in the last 17 quarters. Despite the slowdown and performance registered to date this year, consumption, which is the most important component of aggregate demand, grew 4.2% during the first quarter and it seems to be the case that it will continue to rise at a similar rate during the second quarter.

For this quarter, some indicators directly associated with consumer spending such as retail sales, personal income, and employment do not on the whole reflect a reduction in consumption. Retail sales grew 1.4% in May and in the last three months accumulated annualized growth is 9.6%. Personal income, measured by hourly wages, has risen to US$ 17.3 per hour and the unemployment rate has remained stable at 4.5%. The increase in the price of gasoline, which has been rising since March and reached more than US$ 3 per gallon by the end of June, might affect the budget of households. The deterioration in the mortgage portfolio, in the real estate loan segment, is putting pressure on the expenses of households with mortgage repayment commitments.

Business investment, which grew 2.6% in the first quarter, might result in positive signs on the stock market side. For the second quarter of the year, the S&P 500 index shows capital gains in the order of 8% per annum.

Real Estate Sector

Residential investment fell 15.7% in the first quarter of the year and probably fell again in the second quarter. The real estate sector, which has been the key to forecasting the slowdown, has not put out any clear signals during the year to indicate that the intense process of adjustment in economic activity has come to an end. The housing construction indicator continued to fall, 2.1% in May compared to April. Sales of used homes fell even further in May and a fall of at least 450,000 of units is predicted for the whole year. Sales of new homes fell 1.6% in May compared to April and the accumulated reduction over the last twelve months is 15.8%.

Inflation

The consumer price index, affected throughout 2006 by energy price variations, registered a positive variation of 0.7% in May, more than the 0.4% recorded in April. By contrast, core inflation (the measurement that excludes the foodstuffs and energy from the price index) remains under control and rose by just 0.1% in May, so it does not seem to be any dilemmas on the horizon for the Federal Reserve in terms of monetary policy decisions.

At the close of the second quarter of 2007, the average yield on 10-year treasury bonds was 4.85%, higher than the 4.68% average figure for the first quarter, but still below the average yield for the second quarter of 2006, which was 5.07%.

TREASURY RATE 10 YEARS


5,3%
5,1%
4,9%
4,7%
4,5%
4,3%
4,1%
3,9%
3,7%
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07
Jun-07

Source: Bloomberg

Economic Climate – Venezuela

Economic Activity

The weakening of the external sector of the economy, the upward adjustment of domestic prices, the lower fiscal expansion (which continued to explain the contraction in money supply), along with the increase in the amount of foreign currency allocated by CADIVI, determined the performance of the Venezuelan economy during the second quarter of 2007.

Regarding prices, despite the set of measures adopted during the first few months of the year in order to contain the rise in domestic prices, annualized inflation reached 21.5% in the second quarter of the year, which was 390 basis points above the figure recorded for the second quarter of 2006. By group, the following segments of the economy experienced higher-than-average price increases: Health (35.6%), Food and Non-Alcoholic Beverages (35.4%), Restaurants and Hotels (30.5%), Household Equipment (29.6%) and Diverse Goods and Services (26.4%).

Oil Sector, Reserves

With regard to the external sector of the economy, the average price of the Venezuelan oil export basket reached an average of US$/bbl 60.2 in the second quarter of 2007, slightly more than US$/bbl 10 (20%) higher than the average price registered in the previous quarter and lower than the figure for the second quarter of last year (US$/bbl 60.8). Venezuelan oil production, according to Bloomberg's figures, averaged 2.36 million bbl/day in the second quarter of the year, which compared with the same period last year resulted in a significant drop of 250 thousand bbl/day. More than 50% of this reduction was accounted for the production of extra-heavy crude in the Orinoco Oil Belt. The Venezuelan Government took operational control of the association agreements for the Belt and, in addition, a memorandum of understanding was signed between the Ministry of Energy and Oil and 7 international oil companies to migrate to mixed companies (that is, companies owned by the State and the private sector, in this case with a 51% o higher share belonging to the Government). Thus, the Venezuelan state's shareholding in the projects for the Belt amounted to 78% (previously 39%). In the face of a weakening oil market, the BCV's international reserves fell by US$ 12,326 million compared with the close of 2006, reinforced by the transfer of US$ 6,670 million from BCV to FONDEN and the increased allocation of foreign currency by CADIVI. In effect, the daily average of foreign currency paid out in the second quarter of the year totaled US$ 162 million, which was 1.6 times the amount authorized in the same period of 2006.

Monetary Liquidity

Central Government reduced the growth rate of its spending. The Forecasted Treasury Spending reached Bs. 27.7 billion in the second quarter of the year. This implies an increase of 8.4% over the same period of last year and a decline of 9.2% after discounting average inflation for this period. This meager creation of money supply from fiscal operations, combined with the increase in foreign currency paid out, explains the 2.5% contraction of monetary liquidity in the second quarter of the year and contrasts significantly with the 14.2% expansion registered in the second quarter of 2006. Liquidity did not decline any further due to the expansion of credit which grew 11.1% during the quarter. With respect to interest rates, the increased participation of credits for consumption continued to determine a rise in lending rates, which went from 14.1% in the second quarter of 2006 to 15.6% in the second quarter of 2007. The rate of 90-day term deposits remained at 10%. Faced with higher inflation, real loan and deposit interest rates remained negative.

Average Interest Rates Average of the Six Main Commercial Banks in Venezuela


%
21
18
15
12
9
6
3
0
Dec, 04
Mar, 05
Jun, 05
Sep, 05
Dec, 05
Mar, 06
Jun, 06
Sep, 06
Dec, 06
Mar, 07
Jun, 07
Lending Rate
CD 90 Days
Spread

Source: Central Bank of Venezuela

MERCANTIL

Summary of the Accounting Principles used to prepare the Financial Statements

National Securities Commission (CNV)
The financial statements of MERCANTIL and its subsidiaries are presented in accordance with the CNV's accounting standards. The following summarizes some of the accounting principles applied:

Investment portfolio
Investments in Trading Securities – Recorded at their fair value. Unrealized gains or losses resulting from differences in fair values due to market fluctuations are included in the results for the period. *Investments in Securities Available for Sale* – Recorded at their fair value. Unrealized gains or losses resulting from differences in fair value and exchange rate fluctuations are included in Shareholders' Equity. *Investments in Securities Held to Maturity* – Recorded at their acquisition cost, adjusted for amortization of premiums or discounts. For all portfolio investments, permanent losses resulting from decreases in fair value are recorded in the results for the period in which they occur.

Loan portfolio
Loans are classified as overdue 30 days after their maturity date. The allowance for losses on loan portfolio is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan. Evaluations take into account such aspects as economic conditions, customer's credit risk, credit history and guarantees received. When evaluating loans for small amounts of an equal nature, these are grouped together to determine the provisions.

Recognition of income and expenditure
Income, costs and expenses are recorded as earned or incurred. Interest earned on the loan portfolio is recorded as income when collected. Fluctuations in the market value of derivatives, is included in the income statement for the period. Insurance premiums collected are recorded as income when earned.

Consolidation
The consolidated financial statements include the accounts of MERCANTIL and the subsidiaries in which it has more than a 50% stake and other institutions in which MERCANTIL has a controlling share. The main subsidiaries are:

- Banco Mercantil, C.A., Universal Bank in Venezuela and its overseas agencies,
- Commercebank, N.A., bank in the United States of America and its subsidiaries Commercebank Investment Services, Inc. and Commercebank Trust Company, N.A.
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman
- Seguros Mercantil, C.A. insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama
- Merinvest Sociedad de Corretaje C.A, securities brokerage in Venezuela, Mercantil Servicios de Inversión, C.A. and Mercantil Sociedad Administradora de Entidades de Inversión Colectiva, C.A.

Inflation Adjustment
According to the standards of the CNV, MERCANTIL's financial statements must be presented in historic figures as of December 31, 1999. Therefore, as of that date, MERCANTIL did not continue to adjust for inflation in its primary financial statements. As a result, fixed assets, among others, are shown at their inflation-adjusted value up to December 31, 1999. The market value determined by independent assessments is greater than the inflation-adjusted cost. New additions are recorded at their acquisition value.

Contribution of the Subsidiaries

MERCANTIL SERVICIOS FINANCIEROS [1]
(In billions of bolivars and millions of Dollars)

Shareholders' Equity: Bs. 2,729 (US$ 1,273)

	Banco Mercantil	Commercebank Holding Corp.	Holding Mercantil Int'l	Seguros Mercantil	Merinvest	Others
Shareholders' Equity	Bs. 1,617 US$ 754	Bs. 729 US$ 340	Bs. 149 US$ 69	Bs. 218 US$ 102	Bs. 88 US$ 41	Bs. 69 US$ 32
Main Activity	■ Venezuelan Universal Bank	■ U.S.A Domestic bank & brokerage	■ International banking	■ Insurance in Venezuela	■ Investment Banking, Mutual Funds, Trading & Brokerage in Venezuelan	■ Other, Minor Investments
Main Subsidiaries		■ Commercebank N.A. U.S. Commercial Bank ■ Commercebank Investment Services (CIS) ■ Commercebank Trust Company (CTC)	■ Banco Mercantil (Schweiz), AG.(Switzerland) ■ BMC Bank & Trust (Cayman Island) ■ Banco Mercantil Venezolano NV (Curacao) ■ Banco del Centro (Panama)		■ Merinvest Sociedad de Corretaje C.A. ■ Mercantil Sociedad Administradora de Entidades de Inversión Colectiva C.A. ■ Mercantil Servicios de Inversión, C.A.	

(In billions of Bolivars) [1] **June 30, 2007**

Total Assets	21,338	12,675	794	821	280	277	36,186
% Assets	59.0%	35.0%	2.2%	2.3%	0.8%	0.8%	100.0%
Investments	5,441	5,900	338	569	97	165	12,509
Loans (Net)	10,891	5,785	423	—	—	—	17,100
Deposits	18,695	9,530	708	—	—	—	28,933
Contribution							
Quarter	104	20	(20)	11	3	0	118
Semester	198	40	(20)	18	4	(1)	239
Asset Management	7,691	1,961	574	75	265	0	10,566

(In millions of US$) [2]

Total Assets	9,950	5,910	370	383	131	129	16,873
Investments	2,537	2,751	158	265	45	77	5,833
Loans (Net)	5,077	2,698	197	—	—	—	7,972
Deposits	8,717	4,444	330	—	—	—	13,491
Contribution							
Quarter	48	9	(9)	5	1	0	55
Semester	92	19	(9)	9	2	0	111
Assets Management	3,586	914	268	35	124	0	4,927
Number of Employees	7,419	907	51	1,226	51	73	9,727

1 Financial data presented in accordance with CNV standards. Figures net of elimination of intercompany transactions.
2 Dollar figures given for reference purposes only. Balance Sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003

MERCANTIL

Operating Income

	Quarter ended on		Δ		Semester ended on		Δ	
(In billions of Bolivars)	06-30-07	06-30-06	Bolivars	%	06-30-07	06-30-06	Bolivars	%
Net Interest Income	480	333	147	44.2%	919	633	286	45.2%
Provision for Loan Losses	36	5	30	550.6%	70	17	53	309.2%
Net Financial Margin	**445**	**328**	**117**	**35.7%**	**849**	**616**	**233**	**37.9%**
Commissions And Other Income	144	283	(138)	(48.9)%	300	423	(123)	(29.1)%
Insurance Premiums, Net Of Claims	39	27	12	43.4 %	74	49	25	51.7 %
Operating Income	**628**	**638**	**(9)**	**(1.5) %**	**1,223**	**1,088**	**135**	**12.4%**

Net Interest Income

The Net Interest Income in 2Q07 was Bs. 480 billion, 44.2% higher than the Bs. 333 billion recorded in 2Q 2006. This improvement is mainly due to: a) a 34.2% growth in the domestic operation's net interest income, and b) a 10.0% growth in the overseas operations in dollar terms.

The growth in the Net Interest Income in domestic operations results from the increase in average volumes of financial assets and liabilities in Venezuela of 67.2% and 79.4% respectively, compared with 2Q 2006. The growth of the overseas operation's Net Interest Income was also due to the increase in average volumes of financial assets and liabilities, of 32.8% and 20.6% respectively, in dollar terms. The figures in the Economic Climate section show the interest rate trends published by the Venezuelan Central Bank (BCV) and those applicable to the overseas operation.

During the first semester of 2007 the Net Interest Income was Bs. 919 billion, 45.2% higher than the Bs. 633 registered in the first semester of 2006. This increase includes mainly: a) a 39.9% increase in the net interest income of the domestic operation, and b) 5.3% growth of the overseas operation in dollar terms, due principally to the increase in average volumes of financial assets and liabilities.

Loan Portfolio Provision

Loan Loss Provision Expenses in 2Q07 amounted to Bs. 36 billion (US$ 16.8 million). Total provisions in the first semester of 2007 amounted to Bs. 70 billion (Bs. 32.6 million). This compares with Bs. 5 billion in 2Q 2006 and Bs. 17 billion in the first semester of 2006. The accumulated allowance amounted Bs. 321 billion (US$150 million) at June 30, 2007. This allowance represents 1.8% of Gross Loans both at June 30, 2007 and June 30, 2006. This allowance accounts for 288.9% of the past-due and non-performing loans (466.4% at June 30, 2006). Write-offs for the quarter totaled Bs. 9.9 billion in Venezuela and US$ 2.4 million abroad (Bs. 20.5 billion in Venezuela and US$ 8.7 million abroad in the first semester of 2007).

Total Commissions and Other Income

Commissions and Other Income in 2Q07 totaled Bs. 144 billion, down Bs. 138 billion (48.9%) from the Bs. 283 billion registered in 2Q 2006, mainly due to:

- Reduction of Bs. 115 billion in earnings on the sale of Investments in Securities, resulting in part from the fact that in 2Q06 these included Bs. 62 billion in non-recurring earnings from the sale of a minority stake, and also from lower gains in the sale of investment securities and a lower value of the trading portfolio at the end of June 2007, mainly in securities issued or guaranteed by the Bolivarian Republic of Venezuela.
- Increase of Bs. 14 billion in commissions on customer accounts operations due to increase in number of transactions.
- Decrease of Bs. 37 billion in Other Income, due mainly to the sale of assets in Venezuela made during the first quarter of 2006.

Composition of Total Income


Bs. 664 billion
(US$ 310 million)
Bs. 643 billion
(US$ 300 million)
72%
22%
9%
-3%
52%
18%
15%
15%
II QUARTER 2007
II QUARTER 2006
Gross financial Margin
Transactions, Other commissions and Insurance Premiums, Net
Other Income
Income (Loss) on Sales Investment Securities

In semi-annual terms, Commissions and Other Income amounted to Bs. 300 billion which compares with 423 billion in the first semester of 2006, due mainly to the reduction of Bs. 133 billion in Earnings on the Sale of Investments in Securities resulting from a lower value of the Venezuelan securities mentioned above.

Insurance Premiums, Net of Claims

Insurance Premiums, Net of Commissions, Reinsurance and Claims, amounted to Bs. 39 billion in 2Q 2007, 43.4% higher than Bs. 27 billion recorded in 2Q 2006 This improvement in insurance activity is attributed to the Automobile sector.

At the close of 2Q 2007, net earned premiums amounted to Bs. 308.5 billion, which represents 29.13% (Bs. 69.6 billion) more than in the 2Q 2006 and is accounted for mainly by the Individual Health (42.4%) and Individual Automobile (46.8%) sector.

In semi-annual terms, net earned premiums amounted to Bs. 648,6 billion 49.6% higher than Bs. 433,6 billion recorded in 1H 2006, accounted for mainly by the Collective Health, Individual Health and Automobile sector.

MERCANTIL

Operating Expenses

(In billions of Bolivars)	Quarter ended on 06-30-07	06-30-06	Δ Bolivars	%	Semester ended on 06-30-07	06-30-06	Δ Bolivars	%
Operating Income	628	638	(9)	(1.5)%	1,223	1,088	135	12.4 %
Operating Expenses								
Salaries and Employee Benefits	226	220	6	2.6%	427	368	59	16.0 %
Other Operating expenses	245	218	27	12.4%	479	396	83	21.0 %
Taxes (Current and Deferred)	40	34	6	16.9%	78	57	21	37.2%
Net Income	118	165	(47)	(28.5)%	239	266	(27)	(10.0)%

2Q07 Operating Expenses closed at Bs. 470 billion, 7.5% higher than Bs. 438 billion in 2Q06, due mainly to:

- Bs. 6 billion in Personnel Expenses, reflecting a year on year increase of 2.6%. The second quarter of 2006 includes around Bs. 51 billion in non-recurring expenses resulting from the application of the new employees' defined contribution saving scheme, called the "*Plan de Ahorro Previsional Complementario*". The growth of expenses in 2007 includes the application of the wage increase policies, the impact of the start of the new collective bargaining scheme for Banco Mercantil workers, in effect for 3 years since January 1, 2007, signed with its unions, and the increase in the size of the payroll during the year by 836 employees (717 in Venezuela and 119 abroad), from 8,891 to 9,727 employees, to meet the demand from the growth of operations in Venezuela and abroad. In Venezuela, Banco Mercantil increased its payroll by 592 employees, the majority of them in the branches, in order to meet the growing demand for services and business. Assets per employee went from Bs. 1.9 billion in 2006 to Bs. 2.6 billion in 2007. Also in Venezuela, Seguros Mercantil increased its payroll by 120 employees in the business and operations area as a result of increased business activity. Taking into account this increase, net earned premiums per employee went from Bs. 216 million in 2006 to Bs. 252 million in 2007. In the case of overseas business, the assets indicator rose from US$ 5.8 million per employee in 2006 to US$ 6.5 million per employee in 2007.
- Bs. 8 billion increase in Expenses for Contributions to Regulatory Bodies (43.6%), mainly due to the growth of operations in Venezuela.
- Bs. 11 billion increase due to Depreciation, Property and Equipment, Amortization of Intangibles and Other (28.3%).

The efficiency ratio measured by operating expenses as a percentage of average assets improved, reaching 5.5% in June 2007 compared to 6.7% in June 2006. Inflation in Venezuela over the last 12 months was 19.4%. This variable has a significant effect on MERCANTIL's operating costs.

Operating Expenses in the first half of 2006 were Bs. 906 billion, 18.6% higher than in the same semester of 2006, due mainly to the Bs. 59 billion increase in Personnel Expenses, Bs. 25 billion increase in expenses for Depreciation, Property and Equipment, Amortization of Intangibles and Others; Bs. 16 billion increase in Expenses for contributions to Regulatory Bodies and a Bs. 43 billion increase in Other Operating Expenses which includes, among other items, a Bs. 9 billion increase in professional fees and other outsourced services, a Bs. 9 billion increase in advertising expenses and a Bs. 7 billion increase in commissions for services.

Balance Sheet

The main Balance Sheet variations during 2Q 2007 are reviewed below and commented on by comparison with the first quarter of 2007. The main variations versus the June 30, 2006 balance sheet are also shown.

Summary of Balance Sheet
(billions of Bolivars, except percentages)

				Jun 2007 Vs. Mar 2007		Jun 2007 Vs. Jun 2006	
	06-30-07	03-31-07	06-30-06	Bolivars	%	Bolivars	%
Investment Portfolio	12,509	12,487	10,034	22	0.2%	2,475	24.7%
Loan Portfolio, Net	17,100	15,087	12,915	2,012	13.3%	4,185	32.4%
Total Assets	36,186	33,423	26,957	2,763	8.3%	9,229	34.2%
Deposits	28,933	26,455	21,441	2,478	9.4%	7,492	34.9%
Shareholders' Equity	2,729	2,686	2,349	43	1.6%	381	16.2%
Asset Management	10,566	10,168	8,424	398	3.9%	2,142	25.4%

Investment Portfolio

In 2Q 2007 the Investment Portfolio was Bs. 12,509 billion, 0.2% more than the Bs. 12.487 billion registered in 1Q 2007. This variation includes: a) 8.1% reduction in the domestic operation, and b) 8.3% increase in the overseas operation in dollar terms.

In annual terms, the Investment Portfolio grew Bs. 2,475 billion (24.7%) from Bs. 10,034 billion at June 30, 2006 to Bs.12,509 billion at June 30, 2007. This increase includes: a) 10.1% growth of the domestic operation, and b) 14.6% increase in the overseas operation in dollar terms.

Investments for 2Q 2007 are broken down by maturity and yield below:

Investments by maturity and yield
(In billions, except percentages)

		Trading	Available for Sale		Held to Maturity		Shares	Time Deposits and Placements		Restricted Investments		
	Maturity (Years)	Bs.[1]	Bs.[1]	%[3]	Bs.[2]	%[3]	Bs.[1]	Bs.[1]	%[3]	Bs.[1]	%[3]	TOTAL
Bs.	Less Than 1		498	5.4%	1	5.7%	14	3,514	9.6%	1	6.5%	4,028
	From 1 to 5		1,007	4.6%	6	3.4%				33	3.5%	1,046
	Over 5		222	5.1%								222
US$	Less Than 1	641	1,873	5.8%	5	6.4%	24	621	5.0%	29	5.5%	3,193
	From 1 to 5		315	10.5%	179	5.7%		2	6.8%	63	4.9%	559
	Over 5		3,304	5.7%	156	6.0%				1	6.1%	3,461
		641	7,219		347		38	4,137		127		12,509

1 Registered at Market Value
2 Amortized cost
3 The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including Premium amortization or discounts) by amortized cost.

Investments at the close of 2Q 2007, by company, issuer and currency, are broken down as follows:

Breakdown of Investments by Issuer and Currency
(In billions of bolivars and millions of US $, except percentages)

Bolivars	Venezuelan Central Bank	US Government	US Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	Total Bs. [1]
Banco Mercantil	3,400	0	0	89	1,415	74	4,978
Seguros Mercantil & Others	0	0	0	0	225	92	317
Total Bs.	**3,400**	**0**	**0**	**89**	**1,640**	**166**	**5,295**

US Dollars	Venezuelan Central Bank	US Government	US Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	Total Us$
Banco Mercantil	0	12	7	21	153	27	219
Commercebank	0	1,116	253	1,273	0	0	2,642
Seguros Mercantil & Others	0	116	8	226	113	39	503
Total US$	**0**	**1,244**	**268**	**1,520**	**266**	**66**	**3,364**
Breakdown %	**27.2%**	**21.3%**	**4.6%**	**26.7%**	**17.7%**	**2.5%**	**100%**

1 Dollar figures given for reference purposes only and are translated at the closing exchange rate. See Exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

Total investments in Securities Issued or Guaranteed by the Venezuelan nation (excluding the BCV) represent 0.8 times MERCANTIL's equity and 6.1% of its assets. These securities are 1.0 times Banco Mercantil's equity and 8.9% of its assets. According to the Ministry of Finance, MERCANTIL owned, as of March 31, 2007, 2.4% of the public debt securities (mainly domestic) issued by the Venezuelan Government.

DISTRIBUCION DE INVERSIONES POR EMISOR



Venezuelan Private
US Agencies
US Govermment
Venezuelan Goverment
Venezuelan Central Bank
Int'l Private
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
Jun-06
Mar-07
Jun-07

Loan Portfolio

At the end of 2Q 2007, the Net Loan Portfolio totaled Bs. 17,100 billion, reflecting 13.3% growth compared to Bs. 15,087 billion in the previous quarter. This increase includes: a) 13.0% growth in domestic transactions, b) 0.3% increase in the overseas operation in dollar terms.

In annual terms the Loan Portfolio grew Bs. 4,185 billion (32.4%) from Bs. 12,915 billion at June 30, 2006 to Bs. 17,100 billion at June 30, 2007. This increase includes: a) 23.4% growth of the domestic operation, and b) 9.0% growth of the overseas operation in dollar terms.

At the close of 2Q 2007, Banco Mercantil ranks second in Venezuela's financial system in terms of Gross Loans, with a market share of 13.3%, and an increase of 39.4% compared to June 30, 2006. Year-on-year Loan Portfolio growth for Commercebank was 24.3%.

Loan portfolio quality remains very favorable. The ratio of Past-due and Non-performing Loans to Total Loans is 0.6%. This indicator is 0.5% at Banco Mercantil versus 1.1% for the Venezuelan financial system as a whole and 0.9% at Commercebank. At June 30, 2007 and March 31 March, 2007, 99.2% of MERCANTIL's loan portfolio is current.

The loan portfolio distribution by economic activity, maturity, geographical location and type of risk is shown in Annex II.

Composition of Loan Portfolio
Total Bs. 17,100 billion
(US$ 7,972 million)
June 2007


32%
44%
24%
Large Corporations
SME's
Individuals

Percentage of Banco Mercantil's required credit portfolio for each Sector of the economy and applicable interest rate

Sector	Percentage of compliance	Jun-07 % of Compliance reached	Jun-07 % of Compliance required	Dec-07 % of Compliance required	Market Share	Interest rates as of June 2007
Agriculture	Calculated on the gross loan portfolio at December 31, 2006, Monthly Compliance. Maximum per customer: 5% of the current portfolio.	21.3%	18%	21.0%	20.0%	Set weekly by the Central Bank (BCV), based on the weighted average lending rate of leading banks. At June 30, 2007 this is 12.85%
Mortgage	Calculated on the gross loan portfolio at December 31, 2006, distributed as follows: 5% in long-term loans and 5% in short-term loans. Annual Compliance.	7.6%	-	10.0%	19.1%	Set semi-annually by the Housing and Habitat Ministry, based on the weighted average lending rate of leading banks. Currently set at 10.11%
Microcredits	3% Calculated on the gross loan portfolio at December 31, 2006, Monthly Compliance.	3.9%	3.0%	3.0%	9.8%	Within minimum and maximum rates established by the Central Bank.
Tourism	Calculated on the gross loan portfolio at December 31, 2006. Quarterly Compliance.	2.3%	2.0%	3.0%	19.7%	Set monthly by the Central Bank, based on the weighted average lending rate of leading banks. Between 12.75% and 14.35% at June 30, 2007, depending on the geographical region of the project.

MERCANTIL

Total Assets

Total Assets at the end of 2Q 2007 were Bs. 36,186 billion, which represents an 8.3% increase compared to 1Q 2007 when they totaled Bs. 33.423 billion. This increase includes: a) 4.0% growth of the domestic operation, b) 4.3% growth of the overseas operation in dollar terms.

In annual terms Assets grew Bs. 9,229 billion (34.2%) from Bs. 26,957 billion at June 30, 2006 to Bs. 36,186 billion at June 30, 2007. This increase includes: a) 23.7% growth in the domestic operation, and b) 10.5% growth in the overseas operation in dollar terms.

Banco Mercantil ranks second in the Venezuelan financial system in terms of consolidated Total Assets, with a market share of 10.7%.

Commercebank's Total Assets at the end of 2Q 2007 increase 14.7% compared with the end of 1Q 2007, rising from US$ 5,153 million to US$ 5,910 million. Compared with June 30, 2006 when assets were US$ 4,556 million, this reflected an increase of 29.7%.

The following figure shows the composition of Mercantil's assets:


Assets Distribution
Total Bs. 36,186 billion
(US$ 16,873 million)
June 2007
Assets in
U.S.A.
Loan Portfolio (46%)
U.S. Government (19%)
U.S. Agencies (4%)
Private (23%)
Other Assets (8%)
Investments (46%)
35%
4%
57%
Assets in
Venezuela
Loan Portfolio (47%)
Venezuelan Gov. (10%)
Venez. Central Bank (15%)
U.S. Gov. & Agencies (1%)
Private (2%)
Cash & Equivalent (19%)
Other Assets (6%)
Investments (28%)
Banco Mercantil's Branches
Commercebank (U.S.A.)
Other Companies (Venezuela)
Banco Mercantil (Venezuela)
Other Geographies

Deposits

Deposits at the close of 2Q 2007 totaled Bs. 28,933 billion, 9.4% more than in 1Q 2007 when they were Bs. 26,455 billion. This increase includes: a) 4.6% increase in the domestic operation, and b) 4.8% growth in the overseas operation in dollar terms.

Banco Mercantil in Venezuela ranked first in the Venezuelan banking system with a market share of 12.8% in terms of Total Deposits. It came second in terms of Deposits (excluding Government Deposits) with a market share of 13.5% and in the case of Deposits including investments sold under repurchase agreement, with a market share of 11.6%.

Commercebank's deposits reached US$ 4.604 million (+14.3%) compared to 1Q 2007.

In annual terms, MERCANTIL's Deposits grew Bs. 7,492 billion 34.9% from Bs. 21,441 billion at June 30, 2006 to Bs. 28,933 billion at June 30, 2007. This increase includes: a) 26.3% growth of the domestic operation, and b) 8.6% growth of the overseas operation in dollar terms.

(In billions of Bolivars and millions of US$, except percentages)	Bs.	US$	%
Deposits	28,933	13,491	86.5%
Financial and other liabilities	4,524	2,109	13.5%
Total Liabilities and Minority Interest	**33,457**	**15,600**	**100.0%**

Breakdown of Deposits
Total Bs. 28,933 billion
(US $13,491 million)
June 2007


49%
26%
25%
Individuals
Large Corporations
SME's

Shareholders' Equity

At the close of 2Q 2007 Shareholders' Equity was Bs. 2,729 billion (US$ 1,273 million), 1.6% more than the Bs. 2,686 billion (US$ 1.252 million) recorded for the previous quarter and 16.2% compared with the Bs. 2,349 billion (US$ 1,095 million) recorded in 2Q 2006.

The increase in 2Q 2007 includes net income for the period of Bs. 118 billion, Bs. 6 billion in earnings from the sale of MERCANTIL stock, a reduction of Bs. 35 billion due to the effect of adjusting Available-for-Sale Investments to their market value, Bs. 7 billion in shares repurchased and a Bs. 39 billion reduction due to cash dividend payments.

MERCANTIL's Equity/Assets ratio at June 2007 is 7.5% and the Equity/Risk-Weighted Assets ratio is 14.5%. The minimum requirement is 8% based on CNV standards. For Banco Mercantil, at June 30, 2007, the Equity/Assets ratio is 9.4%[1] and the Equity/Risk-Weighted Assets ratio according to the standards of the Superintendency of Banks in Venezuela is 12.2%. For Commercebank, N.A. these indicators are 8.1% and 10.6%, respectively, based on the standards of the Office of the Comptroller of the Currency (OCC). MERCANTIL and its subsidiaries' equity ratios are more than sufficient to meet the minimum requirements of the regulatory bodies.

1 Excluding public debt securities

MERCANTIL

Assets and Liabilities in Foreign Currency

MERCANTIL's assets and liabilities in foreign currency amounted to US$ 6,988 million and US$ 5,827 million, respectively, as of June 30, 2007.

The estimated effect of each Bs. 100/US$1 increase in the exchange rate, which was Bs. 2,144.6/US$1 as of June 30, 2007, would mean an increase of Bs. 699 billion in assets and Bs. 110 billion in equity, of which Bs. 47 billion would be recorded as income for the period.

Assets by currency
Bs. 36,186 billion
(US$ 16,873 million)
June 2007


58.6%
41.4%
Bolivars
US$

At June 30, 2007 MERCANTIL's equity was Bs. 2,729 billion equivalent to US$ 1,273 million*, which is covered mainly in US dollars by the following assets:

Distribution of Assets in Foreign Currency


Mercantil & other subsidiaries in Venezuela (53%)
100%
80%
60%
40%
20%
0%
Investment in Commercebank (29%)
Investment In Other foreign Banks (7%)
Venezuelan Operations (53%)
Banco Mercantil and its overseas agencies (7%)
Venezuelan Gov. Bonds 21%
US Treasuries 6%
Cash & Due from Banks 8%
Accounts Receivable & Other Assets 18%

(*) At the official exchange rate: Bs. 2,144.6/US$1, presented for reference purpose only.

MERCANTIL

Asset Management

Asset Management

The Asset Management business is an activity that is recorded off-balance and includes: trust fund services, securities brokerage, mutual fund and portfolio management services. Net Assets at June 30, 2007 were Bs. 10,566 billion broken down as follows:

ASSET MANAGEMENT	June 2007	June 2006	\%
	(In billion Bs.)		
Trust	7,122	6,040	17.9%
Real Estate Mutual Funds	1,113	876	27.0%
Mutual Funds	265	282	(6.1)%
Brokerage	1,728	979	76.5%
Financial Advisory	326	237	37.2%
Managed	12	10	18.6%
Total Asset Management Bs.	**10,566**	**8,424**	**25.4%**
Total Asset Management MM US $	**4,927**	**3,928**	**25.4%**

Managed assets in trust comprise 86.6% of Banco Mercantil's trusts in Venezuela which experienced an increased 6.3% in the first semester of 2007



Trust
86.58%
5.91%
0.09%
7.42%
Investments
Managed
Warranty
Mixed

MERCANTIL

The **Mercantil Sociedad Administradora de Entidades de Inversión Colectiva** subsidiary of Merinvest C.A. remained the leader in the mutual fund industry in Venezuela, with more than 45% of the market share. The customer base grew 11% during the first semester of 2007. Assets of the *Portafolio Mercantil Renta Fija* mutual fund decreased 26% to Bs. 265 billion mainly due to a reduction on fixed income yields compared with regulated interest rates on savings accounts and time-deposits Assets of the **Plan Crecer Mercantil** product, based on the programmed acquisition of investment units in *Portafolio Mercantil Renta Fija,* registered 20% growth at the close of the semester.

Commercebank Investment Services, Inc. (CIS) subsidiary of Commercebank N.A., a broker-dealer and investment advisor registered in the United States, increased its customer assets base by 26% during the first half of 2007.

The **Commercebank Trust Company, N.A. (CTC)** subsidiary of Commercebank N.A., is a US bank with license limited to trust operations. It offers sound investment strategies. During the first half of 2007 CTC continued to expand its customer base. by working closely with the new Private Banking unit.

Banco Mercantil Schweiz AG (BMS), increased its volume of assets under management during the first half-year by 13% during the first semester of 2007 through the brokerage, investment and trust fund products.

Commercebank Investment Services



78.49%
9.08%
12.43%
Brokerage
Advisory
Managed

Banco Mercantil Schweiz AG



76.80%
19.27%
3.93%
Trust
Advisory
Brokerage

Corporate Events

Cash Dividend

During 2Q 2007 Cash dividends in the amount of Bs. 39 billion were paid. These dividends were approved at MERCANTIL's Shareholders' Meeting of March 30, 2007. An ordinary cash dividend of Bs.12.00 for every outstanding share of class A and B common stock was also approved for the second, third and fourth quarters of 2007, to be charged to the earnings at December 31, 2006 and payable on May 10, August 10 and November 10, 2007 for shareholders on record as of May 7, August 6 and November 7, 2007 respectively. In addition, approval was given for a special cash dividend of Bs.30.00 per share, for each outstanding share of class A and B common stock which was paid on May 2007.

In July 2007 CADIVI, the government's entity responsible for foreign currency approvals, authorized the conversion into US Dollars of the 2006 Dividends for ADR holders at the official exchange rate.

Mercantil Servicios Financieros Public Stock Offering

Since July 25 the Mercantil Servicios Financieros Public Offering of Common Stock is open to the public in general in Venezuela giving priority to small and mid-size investors.

The issue, which was authorized by the Venezuelan National Securities Commission, is for 45 million common Class A and Class B shares which account for approximately 4.5% of the company's subscribed and paid-in capital, distributed in 26.1 million common Class A shares and 18.9 million common Class B shares. The price was set at Bs. 3,350.00 per share. The price established by the Board of Directors corresponds to average closing price of common Class A and Class B shares of the last 45 days, which includes a discount of 3.9% and 3.8%, respectively.

As stated in the prospectus on the issue (available at www.bancomercantil.com/mercprod/site/pdfs/Prospecto.pdf) small and mid-size investors who place orders for up to 2,000 shares will have priority on their allocations, as one of the main objectives of the offering is to expand the company's shareholder base. The minimum investment is 400 shares and under any circumstances, each order should not exceed 2 million shares. Investors will be able to submit their orders during this period which ends Tuesday, August 7, 2007.

The schedule for the stock offering is as follows:

Receipt of orders: between Wednesday, July 25, 2007 and Tuesday, 7 August, 2007.
Allocation of shares: Wednesday, August 8, 2007.
Transfer of shares: between Monday, August 27, 2007 and Friday, August 31, 2007.
(Date at which shares will be registered with the Caja Venezolana de Valores (CVV) in the customer's name)

These new shares are not entitled to the cash Dividend due on August 10 2007.

Placement of MERCANTIL Unsecured Bonds

MERCANTIL completed the placement of the first Bs. 80 billion of Issue 2007-I of Unsecured Bearer Bonds issued as of May 25, 2007. They correspond to the 2007-I-1 to 2007-I-4 series for Bs. 20 billion each. These series are made up of 48-month bonds, with interest paid quarterly and a coupon of 72.5% of the Market Lending Rate. Thee instruments were offered to the public for a minimum investment of Bs. 500,000. The 2007 Unsecured Bond Issue was rated A2 by risk rating agencies Clave C.A. and Fitch Venezuela S.A. which ranked them as one of the best credit risks and an investment option that offers excellent quality and a high yield. The 2007-I-5 series was also issued in June. This series is for Bs. 20 billion under the same terms and conditions as the previous ones and at an interest rate of 12.41% per annum for the first period.

New Board of Directors of Commercebank N.A.

Commercebank N.A. announced changes to its Board of Directors and among them three new appointments

Frederick C. Copeland, Jr. Former President/CEO and COO of Aetna International, Inc., Chairman, President and CEO of Fleet Bank N.A., Hartford, CT; and President and CEO of Citibank Canada. Currently Vice-Chairman and Director of Far East National Bank. Mr. Copeland holds an MBA in Finance from Columbia University and a B.A. in Political Science from Bowdoin College.

Pamella J. Dana. Former Assistant Secretary for the California Trade and Commerce Agency, Dr. Dana led the State of California's economic development efforts. Recently, she worked as Director of the Governor's Office of Tourism, Trade and Economic Development, where she was Florida's Chief Officer. She is Currently Senior Advisor for Strategic Initiatives at the Institute for Human & Machine Cognition, in Florida. She also serves on the Board of the Scripps Florida Funding Corporation and its audit committee, as well as the Florida Seaport Security Standards Advisory Council. Dr. Dana holds a Ph.D. in International Development and Economics from the University of Southern California, and a Master's in Administration, Planning, and Policy from Harvard University.

Brian D. O'Neill. Was a Member of the Management Committee of JP Morgan, an organization he joined over 30 years ago. Until recently was Vice-Chairman of Investment Banking at JP Morgan Chase, Executive for Latin America in 1994 and Chairman in 1999. Was elected Vice-Chairman of the board of Latin America Agribusiness Development Corporation (LAAD), a specialized lending institution active throughout Latin America and the Caribbean. Mr. O'Neill holds a B.A. Degree from the University of San Diego and a Master's Degree from the American Graduate School of International Management. He also completed the Executive Program at the Amos Tuck School at Dartmouth College.

The Bank also announced that Mr. Juan S. Cobo who sat on the Board of Directors for 22 years, would be retiring. Mr. Cobo has an excellent track record of more than 70 years, beginning with Chase Manhattan Bank, in Havana, Cuba.

Mr. George L. Reeves also announced that he would be retiring from the Board in December 2006, after eight years of service, including four years as President of the Audit Committee. In his 44 years of experience in international and local banking, 30 of these were with Chase Manhattan Bank, and the rest in a number of high-ranking positions in local banking.

Start of Banco Mercantil's Collective Bargaining Scheme

The Banco Mercantil's Collective Bargaining Scheme signed with its union workers is in effect since January, 1, 2007 with a duration of 3 years.

New financial measures announced in Venezuelan

The Central Bank of Venezuela increased the legal reserve

On July 10, 2007, the Central Bank of Venezuela established that as of July 16, 2007, financial institutions should keep a minimum reserve of 16% of the total amount of Public Deposits which will be increased to 17% as of October 1, 2007. The same percentage must be maintained for the foreign currency reserves. This reserve remained at 30% for marginal increases in deposits and investments sold under repurchase agreement after July 2006,. For the institutions authorized to undertake operations on money market funds, the minimum reserve requirement calculated for Investments Sold under Repurchase Agreement will be 13.75% and as of July 23, 2007 and it will increase by 0.25% weekly up to 17%.

Central Bank of Venezuela amended deposits rates payable by financial institutions

On April 2005 the Venezuelan Central Bank established maximum and minimum for both lending and deposits interest rates, based on the interest rates the Central Bank applies to its absorption instruments. Accordingly, annual lending interest rates including credit cards should not exceed 28%, plus a maximum of 3% per annum for overdue obligations. As of September 2006, the Central Bank separated deposit interest rates from its referential rates. The annual interest rates for savings deposits should not be less than 6.5% and the annual interest rate for 28-day-or-more time deposits, regardless of their term, should not be less than 10%. On July 2007, the Central Bank of Venezuela increased these deposit rates to 8% for savings and 11% for time deposits.

The Supreme Court of Justice ordered BVC to fix maximum and minimum interest rates for credit cards.

In July 2007, the Supreme Court of Justice requested the Venezuelan Central Bank to establish maximum and minimum interest rates for credit cards. It also ordered the Superintendency of Banks to eliminate charges on non-recovered payments, maintenance and renewal of credit cards and accounts statements issuance.

Ratings

Moody's upgrades Banco Mercantil's international Rating from E+ to D-.

Moody's upgraded Banco Mercantil's Bank Financial Strength Rating (BFSR), after the implementation of their new methodology. This resulted in a change in ratings of Latin American banks under their coverage.

Moody's modified Banco Mercantil's ratings as follows:

BFSR (Bank's Financial Strength Rating): upgraded from E+ to D-.

Local currency deposits rating was assigned: Ba2/Not Prime rating.

Foreign currency deposit rating: B3 (remains unchanged)

These ratings are constraint by the country's sovereign rating..

Banco Mercantil's financial strength rating is the result of: a broad customer base, a good market position, ample distribution network, good fundamentals and a strong local franchise and brand recognition. In its May 2007 report, Moody's highlights Banco Mercantil's prudent management and strong credit culture.

Rating of Commercebank N.A. by the Office of the Comptroller of the Currency (OCC)

Once again the Office of the Comptroller of the Currency (OCC) rated Commercebank, N.A. "Outstanding" in its evaluation of the bank's performance under the Community Reinvestment Act (CRA). The rating is the highest given to any banking institution.

MERCANTIL

Fitch Venezuela ratified "A1" risk rating to MERCANTIL's issue of Commercial Paper

Fitch Venezuela assigned an "A1" risk rating to the 2007-II issue of up to Bs. 100,000 million of Mercantil Servicios Financieros C.A. commercial paper at terms of 15 and 360 days and also ratified this rating to all short-term outstanding issues. Additionally, Fitch assigned an "A2" risk rating to the 2007-II issue of up to Bs. 180,000 million of Mercantil Servicios Financieros C.A. unsecured bonds at terms of 12 and 60 months. Fitch also ratified an "A2" rating to all long-term outstanding issues

The ratings are backed by an adequate diversification of its operations, a conservative leverage, adequate liquidity levels and the financial strength of the main subsidiaries that provide the flow of dividends needed to pay the issuer's obligations. The positive performance of MERCANTIL's main subsidiaries and the operating environment in Venezuela, have enabled the majority of the holding's performance indicators to remain at satisfactory levels during 2006.

Awards and Acknowledgements

In its July 2007 issue the North American magazine American Banker, ranked Mercantil Servicios Financieros as number 17 in the "Foreign Companies Ranked by Deposits of U.S. Banks". Commercebank Holding Corp. was ranked as number 121 in the "Bank Holding Companies with the Largest U.SA. Business Loan Portfolios".

American Banker magazine is dedicated to provide information on the Financial and Banking sector in the United States. It launched its online page in 1996.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [1] 06-30-07	06-30-07	03-31-07	06-30-06 [2]	Jun 2007 Vs. Mar 2007 Δ Bolivars	Jun 2007 Vs. Mar 2007 Δ %	Jun 2007 Vs. Jun 2006 Δ Bolivars	Jun 2007 Vs. Jun 2006 Δ %
CASH AND CASH EQUIVALENTS								
Cash	156	335	335	271	(1)	(0.2)%	64	23.6%
Banco Central de Venezuela	1,575	3,378	3,261	1,580	118	3.6%	1,799	113.9%
Venezuelan Banks and Other Financial Institutions	3	7	4	2	2	52.0%	5	247.3%
Foreign and Correspondent Banks	39	83	109	67	(26)	(23.6)%	16	24.3%
Pending Cash Items	301	645	607	530	38	6.3%	115	21.8%
Provision for Cash and Due from Banks	0	0	0	0	0	(67.4)%	0	(59.9)%
	2,074	4,448	4,316	2,449	132	3.1%	1,999	81.6%
INVESTMENT PORTFOLIO								
Investments in Trading Securities	299	641	38	4	603	1,569.0%	637	16,665.1%
Investments in Securities Available for Sale	3,366	7,219	6,598	5,929	621	9.4%	1,290	21.8%
Investments in Securities Held to Maturity	162	347	437	654	(90)	(20.6)%	(306)	(46.9)%
Share Trading Portfolio	18	38	15	18	23	150.3%	20	110.3%
Investments in Time Deposits and Placements	1,929	4,137	5,125	3,256	(988)	(19.3)%	881	27.1%
Restricted Investments	59	127	274	174	(147)	(53.6)%	(47)	(26.9)%
	5,833	12,509	12,487	10,034	22	0.2%	2,475	24.7%
DIRECT FINANCIAL ASSETS	116	250	126	0	123	97.7%	250	100.0%
LOAN PORTFOLIO								
Current	8,059	17,284	15,269	13,068	2,016	13.2%	4,216	32.3%
Rescheduled	12	26	21	33	4	21.3%	(8)	(23.7)%
Past Due	50	108	99	45	9	8.8%	63	138.1%
Litigation	1	3	4	6	(1)	(24.0)%	(2)	(45.0)%
	8,122	17,421	15,393	13,152	2,028	13.2%	4,269	32.5%
Allowance for Losses on Loan Portfolio	(150)	(321)	(305)	(237)	(16)	5.1%	(84)	35.2%
	7,972	17,100	15,087	12,915	2,012	13.3%	4,185	32.4%
INTEREST AND COMMISSIONS RECEIVABLE	88	190	174	149	15	8.7%	40	26.9%
LONG-TERM INVESTMENTS	15	32	47	43	(14)	(30.5)%	(10)	(24.0)%
ASSETS AVAILABLE FOR SALE	3	7	6	5	1	9.5%	2	54.7%
PROPERTY AND EQUIPMENT	176	377	321	289	56	17.3%	88	30.4%
OTHER ASSETS	596	1,273	857	1,073	416	48.5%	200	18.6%
TOTAL ASSETS	16,873	36,186	33,423	26,957	2,763	8.3%	9,229	34.2%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

2 Includes for comparison purposes as of June 2007, the consolidation of special purpose companies.

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [1] 06-30-07	06-30-07	03-31-07	06-30-06[2]	Jun 2007 Vs. Mar 2007 Bolivars	Jun 2007 Vs. Mar 2007 %	Jun 2007 Vs. Jun 2006 Bolivars	Jun 2007 Vs. Jun 2006 %
DEPOSITS								
Non-interest Bearing	2,822	6,053	5,482	3,789	571	10.4%	2,264	59.7%
Interest-Bearing	3,504	7,513	7,114	5,388	398	5.6%	2,125	39.4%
Savings Deposits	3,480	7,463	7,326	5,814	137	1.9%	1,650	28.4%
Time Deposits	3,685	7,904	6,533	6,450	1,371	21.0%	1,454	22.5%
	13,491	28,933	26,455	21,441	2,478	9.4%	7,492	34.9%
DEPOSITS AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued	159	341	267	181	74	27.5%	160	88.8%
FINANCIAL LIABILITIES	721	1,546	1,633	1,039	(87)	(5.3)%	508	48.9%
INTEREST AND COMMISSION PAYABLE	20	43	43	31	0	0.1%	12	36.7%
OTHER LIABILITIES	1,083	2,322	2,067	1,721	255	12.3%	602	35.0%
SUBORDINATED DEBT	125	268	268	193	0	0.0%	75	38.9%
TOTAL LIABILITIES	15,599	33,454	30,734	24,605	2,719	8.8%	8,849	36.0%
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1	3	3	3	0	11.2%	0	0.1%
SHAREHOLDERS' EQUITY								
Paid in Capital	70	150	108	108	43	39.7%	43	39.7%
Capital Inflation Adjustment	89	192	192	192	0	0.0%	0	0.0%
Share Premium	26	55	52	53	2	4.7%	2	3.3%
Capital Reserves	78	167	167	167	0	0.0%	0	0.0%
Translation Adjustment of Net Assets of Subsidiaries Abroad	125	268	268	268	0	(0.2)%	(1)	(0.2)%
Retained Earnings	920	1,973	1,936	1,601	36	1.9%	372	23.2%
Shares Repurchased And Held By Subsidiaries	(10)	(21)	(20)	(5)	(1)	5.0%	(16)	320.0%
Repurchased shares restricted for employee stock option plan	(13)	(27)	(25)	(22)	(2)	8.0%	(5)	22.7%
Unrealized Gain From Restatements Of Investments /ailable For Sale At Market Value Of vestment Available For Sale	(12)	(27)	9	(12)	(35)	(404,0)%	(15)	(123,0)%
TOTAL SHAREHOLDERS' EQUITY	1,273	2,729	2,686	2,349	43	1.6%	381	16.2%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,873	36,186	33,423	26,957	2,763	8.3%	9,229	34.2%

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

2 Includes for comparison purposes as of June 2007, the consolidation of special purpose companies.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED INCOME STATEMENT
UNAUDITED FIGURES
(In billions of Bolivars, except percentages)

	Quarter ended on		Δ		semester ended on		Δ	
	06-30-07	30-06-06[2]	Bolivars	%	06-30-07	30-06-06[2]	Bolivars	%
Income from Cash and Due from Banks	0	6	(6)	(109.8)%	4	8	(4)	(47.0)%
Income from Investment Securities	188	149	39	26.4%	379	326	53	16.1%
Income from Loan Portfolio	542	368	175	47.5%	1,026	704	321	45.7%
Income from Financial assets	5	0	5	100.0%	5	0	5	100.0%
INTEREST INCOME	734	522	213	40.8%	1,413	1,038	375	36.1%
Interest for Demand and Savings Deposits	111	82	29	35.3%	224	166	59	35.3%
Interest for Time Deposits	96	83	13	15.2%	183	193	(10)	(5.2)%
Interest for Securities Issued by the Bank	17	6	11	203.4%	30	11	19	172.3%
Interest on Financial Liabilities	29	17	12	71.4%	56	35	21	61.2%
INTEREST EXPENSE	254	189	65	34.7%	494	405	89	22.0%
NET INTEREST INCOME	480	333	147	44.2%	919	633	286	45.2%
Provision for losses on loan portfolio	36	5	30	550.6%	70	17	53	309.2%
NET FINANCIAL MARGIN	445	328	117	35.7%	849	616	233	37.9%
Trust Fund Operations	10	9	1	8.3%	20	19	2	8.6%
Foreign Currency Transactions	1	0	0	76.9%	1	1	1	66.0%
Commissions on Customer Account Transactions	48	34	14	41.0%	93	65	28	42.8%
Commissions on Letters of Credit and Guarantees Granted	9	6	3	52.7%	16	11	5	51.7%
Equity in Long-Term Investments	14	7	6	86.9%	22	15	7	48.0%
Exchange Gains and Losses	0	11	(11)	(97.8)%	2	12	(10)	(82.3)%
Income (Loss) on Sale of Investment Securities	(21)	94	(115)	(122.4)%	(17)	116	(133)	(114.5)%
Other Income	84	121	(37)	(30.2)%	161	184	(23)	(12.4)%
TOTAL COMMISSIONS AND OTHER INCOME INSURANCE PREMIUMS. NET OF CLAIMS	144	283	(138)	(48.9)%	300	423	(123)	(29.1)%
Total insures premiums, net of claims	39	27	12	43.4%	74	49	25	51.7%
OPERATING INCOME	628	638	(9)	(1.5)%	1,223	1,088	135	12.4%
Salaries and employee benefits	226	220	6	2.6%	427	368	59	16.0%
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	52	40	11	28.3%	103	78	25	31.5%
Fees paid to regulatory agencies	26	18	8	43.6%	51	36	16	43.6%
Other operating expenses	167	159	8	4.9%	325	282	43	15.2%
TOTAL OPERATING EXPENSES	470	438	33	7.5%	906	764	142	18.6%
INCOME BEFORE TAXES AND MINORITY INTEREST	158	200	(42)	(21.2)%	317	324	(7)	(2.1)%
Total Taxes	40	34	6	16.9%	78	57	21	37.2%
Minority interest	0	1	(1)	(87.5)%	0	(1)	1	(79.3)%
NET INCOME	118	165	(47)	(28.5)%	239	266	(27)	(10.0)%
NET INCOME IN US$ [1]	55	77	(22)	(28.5)%	111	124	(12)	(10.0) %

1 Dollar figures given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

2 Includes for comparison purposes as of June 2007, the consolidation of special purpose companies.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED INCOME STATEMENT UNAUDITED FIGURES (In billions of Bolivars)	Quarter ended on		Semester ended on	
	06-30-07	06-30-06[2]	06-30-07	06-30-06[2]
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	118	165	239	266
Adjustments to reconcile net income to net cash provided				
by operating activities -				
Depreciation and amortization	25	17	46	34
Provision for losses on the loan portfolio	36	5	70	17
Accrual for employee termination benefits	20	17	44	32
Provision for other assets	3	3	3	4
Net change in permanent investments	14	(12)	4	(24)
Interest and commissions receivable	(15)	(5)	(3)	8
Other assets	(553)	(548)	(736)	(497)
Other liabilities	255	300	732	463
Payment of employee termination benefits	(21)	(17)	(40)	(29)
Net cash provided by operating activities	(118)	(73)	359	274
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	(1.045)	273	(766)	123
Net change in loan portfolio	(2.048)	(2.069)	(2.589)	(1.637)
Additions to fixed assets, net of depreciation and write-offs	(69)	(16)	(85)	(44)
Net cash flows from investing activities	(3.162)	(1.812)	(3.440)	(1.557)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	2.477	2.466	3.686	1.961
Net change in financial liabilities	(87)	183	(175)	65
Net change in publicly traded debt securities issued by CNV	74	0	82	10
Net change in subordinated debt	(39)	(60)	(47)	(68)
Cash dividends	(6)	(6)	(13)	(3)
Shares repurchased	6	27	6	44
Income from sales of shares kept by affiliates	2.425	2.610	3.539	2.010
CASH AND CASH EQUIVALENTS (1)				
Net increase for the period	(855)	725	459	726
At the beginning of the period	9.438	4.980	8.124	4.978
At the end of the period	**8.583**	**5.705**	**8.583**	**5.705**

1 Includes: Cash and Cash Equivalents, Cash and Due from banks, Investments in time deposits and placements within 90 days maturity.
2 Includes for comparison purposes as of June 2007, the consolidation of special purpose companies.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS C.A
STATEMENT OF SHAREHOLDERS EQUITY
UNAUDITED FIGURES
(In billions of Bolivars)

	Capital stock	Capital inflation adjustment	Paid-in Surplus	Legal Reserve	Translation adjustment of the assets in subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	Repurchased shares restricted for employee stock option plan	Income (loss) on investments Available for sale	Total shareholders' Equity
Balance as of June 30, 2006	108	192	53	167	267	1,601	(5)	(22)	(12)	2,349
Net income for the quarter						128				128
Cash dividends						(59)				(59)
Shares repurchased							(1)			(1)
Unrealized income on Investments available for sale									32	32
Translation effect of net assets in subsidiaries abroad					(1)					(1)
Balance as of September 30, 2006	108	192	53	167	266	1,670	(6)	(22)	20	2,448
Net income for the quarter						162				162
Cash dividends						(9)				(9)
Shares repurchased							(8)			(8)
Repurchased shares for the employee stock option plan			(1)					(3)		(4)
Unrealized income on Investments available for sale									(1)	(1)
Translation effect of net assets in subsidiaries abroad					2					2
Balance as of December 31, 2006	108	192	52	167	268	1,823	(14)	(25)	19	2,589
Net income for the quarter						121				121
Cash dividends						(9)				(9)
Shares repurchased							(6)			(6)
Unrealized Income on Investments available for sale									(10)	(10)
Balance as of March 31, 2007	108	192	52	167	268	1,936	(20)	(25)	9	2,686
Net income for the quarter						118				118
Cash dividends						(39)				(39)
Income for sale of shares						0	6			6
Share dividends	43					(43)				0
Shares repurchased							(7)			(7)
Unrealized income on Investments available for sale									(35)	(35)
Repurchased shares for the employee stock option plan			2					(2)		0
Balance as of June 30, 2007	151	192	54	167	268	1,973	(21)	(27)	(27)	2,729

MERCANTIL

APPENDIX II

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification

(In billions of Bolivars, except percentages)

By Economic Activity	06-30-07	%	03-31-07	%	06-30-06	%
Commercial	5,671	32.6%	5,171	33.6%	5,202	39.5%
Foreign trade	1,524	8.7%	1,310	8.5%	800	6.1%
Residential mortgage	862	4.9%	841	5.5%	601	4.6%
Industrial	1,477	8.5%	1,402	9.1%	1,228	9.3%
Construction	2,465	14.1%	2,051	13.3%	1,675	12.7%
Consumer	1,196	6.9%	1,071	7.0%	634	4.8%
Services	433	2.5%	398	2.6%	481	3.7%
Agricultural	1,817	10.4%	1,227	8.0%	900	6.8%
Car loans	1,172	6.7%	1,079	7.0%	761	5.8%
Other	805	4.6%	843	5.4%	871	6.6%
	17,421	100.0%	15,393	100.0%	13,152	100.0%

By Maturity	06-30-07	%	03-31-07	%	06-30-06	%
Up to six months	9,705	55.6%	8,048	52.3%	6,933	52.7%
Six months to one year	1,114	6.4%	1,192	7.7%	1,367	10.4%
One to two years	1,266	7.3%	1,000	6.5%	837	6.4%
Two to three years	1,474	8.5%	1,358	8.8%	774	5.9%
Three to four years	1,129	6.5%	1,105	7.2%	919	7.0%
Four to five years	567	3.3%	531	3.4%	446	3.4%
Over five years	2,166	12.4%	2,159	14.1%	1,876	14.3%
	17,421	100.00%	15,393	100.00%	13,152	100.0%

By Geographical Location of the Debtor	06-30-07	%	03-31-07	%	06-30-06	%
Venezuela	11,282	64.8%	9,316	60.5%	7,978	60.7%
United States of America	4,262	24.5%	4,421	28.7%	3,857	29.3%
Mexico	380	2.2%	328	2.1%	325	2.5%
Colombia	153	0.9%	142	0.9%	125	0.9%
Brazil	365	2.1%	290	1.9%	78	0.6%
Switzerland	372	2.1%	349	2.3%	306	2.3%
Perú	232	1.3%	137	0.9%	76	0.6%
Other countries	375	2.2%	410	2.7%	407	3.1%
	17,421	100.0%	15,393	100.0%	13,152	100.0%

By Type of Risk	06-30-07	%	03-31-07	%	06-30-06	%
Normal	16,983	97.5%	15,066	97.9%	12,875	97.9%
Potential	228	1.3%	201	1.3%	163	1.2%
Real	188	1.1%	101	0.7%	83	0.6%
High	17	0.1%	20	0.1%	26	0.2%
Unrecoverable	5	0.0%	5	0.0%	4	0.0%
	17,421	100%	15,393	100%	13,152	100%

MERCANTIL

APPENDIX III

Summary of Financial Indicators

	US$ Jun 2007 [1]	Quarter Jun 2007	Quarter Jun 2006	Semester Jun 2007	Semester Jun 2006
Net Income in billions of Bolivars (millions of US$)	55	118	167	239	265
Mercantil's stock indicators					
Class A share:					
Number of outstanding shares[3] (Issued shares minus repurchased shares)		578,769,572	415,816,724		
Market Price[3]	1.6	3,500	2,261		
Average daily volume (# of shares)		701,431	215,848		
Market Price / Book value per share		1.28	1.09		
Market Price / Period Net Earnings per share		29.6	15.5	14.6	9.6
Dividends received in Cash / Market price A		1.2%	3.2%	1.5%	3.7%
Class B share:					
Number of outstanding shares[3] (Issued shares minus repurchased shares)		418,836,022	300,535,319		
Market Price	1.6	3,500	2,646		
Average daily volume (# of shares)		41,665	231,897		
Market Price / Book value per share		1.28	1.13		
Market Price / Period Net Earnings per share		29.6	16.0	14.6	9.9
Dividends received in Cash / Market price B		1.2%	3.1%	1.5%	3.6%
Book value per share in Bs. (Equity / # of outstanding shares) [2]	1.3	2.736	2.345		
Total weighted outstanding shares		995,614,198	998,266,017	996,182,127	997,984,019
Earnings per share (Net Result/ weighted outstanding shares)	0.06	118	165	240	266
Balance Structure Indicators					
Gross Loans/Deposits		59.1 %	60.2%		
Profitability Ratios (%):					
Gross financial margin / Average interest earning assets		6.9 %	6.2%	6.6%	5.9%
Commissions and other income as a percentage of Total Income		27.7%	48.2%	28.9%	42.7%
Return on average assets (ROA)		1.4%	2.7%	1.4%	2.2%
Return on average equity (ROE)		17.6%	29.7%	17.9%	23.6%
Efficiency Ratios (%):					
Operating expenses / Average total assets		5.4%	6.7%	5.2%	5.9%
Operating expenses / Total income		67.0%	64.9%	66.1%	65.9%
Liquidity Ratios (%):					
Cash and due from banks / Deposits		15.4%	11.4%		
Cash and due from banks and Investments Portfolio / Deposits		58.6%	58.2%		
Asset Quality Ratios (%):					
Non performing loans/ Gross loans		0.6 %	0.4%		
Allowance for loan losses / Non performing loans		288.9 %	466.4%		
Allowance for loan losses / Gross loans		1.8 %	1.8%		
Capital Adequacy Ratios (%):					
Shareholders equity / Assets		7.5 %	8.7%		
CNV-Risk based capital (minimum required 8%)		14.4%	16.0%		

1 Figures in US$ given for reference purposes only; Balance Sheet figures translated at the closing exchange rate, and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
2 Issued shares minus repurchased shares.
3 Stock dividends paid are considered as issued shares for comparison purposes

Other ratios

	II Quarter 2007	II Quarter 2006
Number of employees		
Employees in Venezuela	8,751	8,034
Employees Abroad	976	857
Distribution network		
Branches in Venezuela		
Bank branches	313	304
Insurance branches	32	32
Branches Abroad	21	22
Representative Offices	6	5
Number of ATMs	1,322	1,071
Number of points of sale (POS)	29,223	21,986
Exchange and inflation rates		
Exchange rate Bs./US$1 (Controlled since February 2003)	2,144.6	2,144.6
Average Exchange Rate for the period (Bs/US$1)	2,144.6	2,144.6
Inflation for the last 12 months	19.4%	11.8%

MERCANTIL

APPENDIX IV

BANCO MERCANTIL C.A. - BANCO UNIVERSAL
According to rules issued by CNV [1]
UNAUDITED CONSOLIDATED FIGURES
(In billions of Bolivars and millions of US$, except percentages)

	US$ [2] 06-30-07	06-30-07	03-31-07	06-30-06	Jun 2007 Vs Mar 2007 Δ Bolivars	%	Jun 2007 Vs Jun 2006 Δ Bolivars	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	2,096	4,495	4,427	2,578	68	1.5 %	1,917	74.4 %
Investments Portfolio	2,557	5,484	6,551	4,793	(1,067)	(16.3)%	691	14.4%
Loan Portfolio	5,111	10,962	8,882	7,863	2,080	23.4%	3,099	39.4%
Properties and Equipment and Other Assets	334	716	707	636	9	1.3 %	80	12.6 %
TOTAL ASSETS	**10,098**	**21,657**	**20,567**	**15,870**	**1,090**	**5.3%**	**5,787**	**36.5%**
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits [3]	8,893	19,075	17,530	13,573	1,545	8.8%	5,502	40.5%
Financial Liabilities and Other Liabilities	451	965	1,461	981	(496)	(33.9)%	(16)	(1.6)%
TOTAL LIABILITIES	**9,344**	**20,040**	**18,991**	**14,554**	**1,049**	**5.5%**	**5,486**	**37.7%**
SHAREHOLDERS' EQUITY	**754**	**1,617**	**1,576**	**1,316**	**41**	**2.6%**	**301**	**22.9%**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,098**	**21,657**	**20,567**	**15,870**	**1,090**	**5.3%**	**5,787**	**36.5%**

SUMMARY OF INCOME STATEMENT	US$ [2] 06-30-07	Quarter Ended on 06-30-07	06-30-06	Δ Bolivars	%	Semester enden on 06-30-07	06-30-06	Δ Bolivars	%
Interest Income	241	517	376	141	37.5%	1,014	759	255	33.6%
Interest Expense	86	185	134	51	38.1%	341	302	39	12.9%
Gross Financial Margin	155	332	242	90	37.2%	673	457	216	47.3%
Provision for Losses on Loan Portfolio	14	29	6	23	383.3%	52	16	36	225.0%
Net Financial Margin	141	303	236	67	28.4%	621	441	180	40.8%
Commissions and Other Income	80	171	218	(47)	(21.6)%	281	301	(20)	(6.6)%
Operating Income	221	474	453	21	4.6%	902	742	160	21.6%
Operating Expenses	159	342	320	22	6.9%	656	548	108	19.7%
Income before taxes	62	132	133	(1)	(0.8)%	246	193	53	27.5%
Taxes	13	28	13	15	115.4%	48	23	25	108.7%
NET INCOME	48	104	120	(16)	(13.3)%	198	170	28	16.5%
NET INCOME IN US$ (2)		48	56	(8)	(13.3)%	92	79	13	16.5%

1 These financial statements are presented in accordance with CNV standards and adjusted for inflation up to December 31, 1999 (See accounting principles used). They reflect Banco Mercantil's contribution to MERCANTIL's results.
2 Figures in US$ given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.
3 Deposits include investments sold under repurchase agreement as follows: Bs. 2,051 million as of 06.30.2007, Bs. 1,710 million as of 03.31.2007 and Bs. 3,032 million as of 06.30.2006. According to the Superintendence of Bank's regulations investments sold under repurchase agreement are reduced from the total amount of the investment portfolio.

MERCANTIL

APPENDIX IV

RATIOS
Banco Mercantil Operations in Venezuela [2]
(Ratios from Non-Consolidated Financial Statements)

	System average[2]	06-30-07	06-30-06
Gross financial margin / Average assets	7.4%	8.5%	7.8%
Return on average assets (ROA) 3	2.5%	2.5%	3.1%
Return on average equity (ROE) 3	28.4%	28.1%	27.6%
Non performing loans / Gross loans	1.1%	0.5%	0.4%
Allowance for loan losses / Non performing loans	206.1%	462.9%	516.3%
Allowance for loan losses / Gross loans	2.2%	2.3%	2.3%
Operating expenses / average total assets	4.5%	5.3%	7.5%

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS
(In billions of Bolivars)

	Quarter ended on		Semester	
	06-30-07	06-30-06	06-30-07	06-30-06
Historical profit[1]	123	94	224	174
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see section of accounting principles used)	(1)	(2)	(3)	(4)
Interest for Publicly traded debt securities issued to finance Banco Mercantil's investment	(7)	(5)	(14)	(10)
Elimination of transactions with related companies	(11)	33	(9)	10
CONTRIBUTION OF MERCANTIL'S RESULTS	104	120	198	170

1 Historic figures in accordance with the standards of the Superintendence of Banks in Venezuela (SUDEBAN)
2 Non-consolidated
3 Based on annualized figures

MERCANTIL

APPENDIX V

COMMERCEBANK HOLDING CORPORATION
According to rules issued by CNV 1
UNAUDITED CONSOLIDATED FIGURES
(In millions of dollars, except percentages)

	06-30-07	03-31-07	06-30-06	Jun 2007 Vs. Mar 2007 Δ US$	Jun 2007 Vs. Mar 2007 Δ %	Jun 2007 Vs. Jun 2006 Δ US$	Jun 2007 Vs. Jun 2006 Δ %
SUMMARY OF BALANCE SHEET							
ASSETS							
Cash and Cash Equivalents	47	26	32	21	80.8%	15	46.9%
Investments Securities	2,741	2,263	2,000	478	21.1%	741	37.1%
Loan Portfolio	2,698	2,682	2,170	16	0.6%	528	24.3%
Properties and Equipment and Other Assets	424	182	354	242	133.0%	70	19.8%
TOTAL ASSETS	5,910	5,153	4,556	757	14.7%	1,354	29.7%
LIABILITIES AND SHAREHOLDERS' EQUITY							
Deposits	4,604	4,030	3,549	574	14.2%	1,055	29.7%
Financial Liabilities, Other Liabilities and Subordinated Debt	966	791	742	175	22.1%	224	30.2%
TOTAL LIABILITIES	5,570	4,821	4,291	749	15.5%	1,279	29.8%
SHAREHOLDERS' EQUITY	340	332	264	8	2.4%	76	28.8%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,910	5,153	4,556	757	14.7%	1,354	29.7%

	Quarter ended on 06-30-07	Quarter ended on 06-30-06	Δ US$	Δ %	Semester ended on 06-30-07	Semester ended on 06-30-06	Δ US$	Δ %
Interest Income	82	62	20	32.3%	158	118	40	33.9%
Interest Expense	37	21	16	76.2%	70	40	30	75.0%
Gross Financial Margin	45	41	4	9.8%	88	78	10	12.8%
Provision for Losses on Loan Portfolio	3	0	3	100.0%	8	0	8	100.0%
Net Financial Margin	42	41	1	2.4%	80	78	2	2.6%
Commissions and Other Income	7	9	(2)	(22.2)%	16	14	2	14.3%
Operating Income	49	50	(1)	(2.0)%	96	92	4	4.3%
Operating Expenses	34	27	7	25.9%	66	54	12	22.2%
Income before Taxes	15	23	(8)	(34.8)%	30	38	(8)	(21.1)%
Taxes	6	9	(3)	(33.3)%	11	15	(4)	(26.7)%
NET INCOME	9	14	(5)	(35.7)%	19	23	(4)	(17.4)%

1 These financial statements are presented in accordance with CNV standards (See accounting principles used) to reflect Commercebank's contribution to MERCANTIL's results.

MERCANTIL

APPENDIX V

KEY FINANCIAL AND OPERATING INDICATORS
Commercebank N.A
(Unconsolidated Financial Statement Indicators)

	Similar Group	06-30-07	06-30-06
Gross financial margin / Average assets	3.4%	3.8%	4.1%
Return on average assets (ROA) [1]	1.1%	0.9%	1.2%
Return on average equity (ROE) [1]	11.6%	10.7%	15.8%
Non performing loans / Gross loans	0.6%	0.9%	0.3%
Allowance for loan losses / Non performing loans	322.0%	98.9%	312.4%
Allowance for loan losses / Gross loans	1.1%	0.9%	1.0%
Operating expenses / average total assets	2.5%	2.6%	2.5%

1 Annualized

SEGUROS MERCANTIL
According to rules issued by CNV [1]
Unaudited Consolidated Figures
(In billions of Bolivars, except percentages)

	US$[2] 06-30-07	06-30-07	03-31-07	06-30-06	Jun 2007 Vs. Mar 2007 Δ Bolivars	%	Jun 2007 Vs. Jun 2007 Δ Bolivars	%
SUMMARY OF BALANCE SHEET ASSETS								
Cash and Cash Equivalents	9	19	35	37	(16)	(45.7)%	(18)	(48.6)%
Investments Portfolio	292	626	601	479	25	4.2%	147	30.7%
Premiums receivable	61	131	125	84	6	4.8%	47	56.0%
Property and equipment	16	34	36	30	(2)	(5.6)%	4	13.3%
Other assets	39	83	97	67	(14)	(14.4)%	16	23.9%
TOTAL ASSETS	416	893	893	697	0	0.0%	196	28.1%
LIABILITIES AND SHAREHOLDERS' ÉQUITY								
Reserves for general risks	154	330	336	213	(6)	(1.8)%	117	54.9%
Claims incurred	96	207	173	119	34	19.7%	88	73.9%
Life Reserves and Others	6	12	11	9	1	9.1%	3	33.3%
Financial Liabilities	0	0	0	7	0	0.0%	(7)	(100.0)%
Accounts Payable Reinsures	22	47	68	87	(21)	(30.9)%	(40)	(46.0)%
Other provisions and other liabilities	37	80	72	73	8	11.1%	7	9.6%
TOTAL LIABILITIES	315	675	661	508	14	2.1%	167	32.9%
SHAREHOLDERS' ÉQUITY	102	218	232	189	(14)	(6.0)%	29	15.3%
TOTAL LIABILITIES AND SHAREHOLDERS' ÉQUITY	416	893	893	697	0	0.0%	196	28.1%

	US$[2] 06-30-07	Quarter ended on 06-30-07	06-30-06	Increase (decrease) Bolivars	%	Semester ended on 06-30-07	06-30-06	Increase (decrease) Bolivars	%
SUMMARY OF STATEMENT OF INCOME									
Earned Premiums Received	127	272	176	96	54.5%	509	311	198	63.7%
Claims Incurred	(86)	(184)	(120)	(64)	53.3%	(338)	(208)	(130)	62.5%
Commissions and Acquisition Expenses	(23)	(50)	(28)	(22)	78.6%	(96)	(54)	(42)	77.8%
Management Expenses	(16)	(34)	(25)	(9)	36.0%	(65)	(45)	(20)	44.4%
Technical Result	2	4	3	1	33.3%	9	4	5	125.0%
Income from Investments	5	12	14	(2)	(14.3)%	17	27	(10)	(37.0)%
Exchange Earnings	0	0	1	(1)	(100.0)%	0	1	(1)	(100.0)%
Special Reserves	1	2	0	2	100.0%	0	0	0	0.0%
Taxes and Contributions	(2)	(4)	0	(4)	(100.0)%	(4)	0	(4)	(100.0)%
Contracts of excess of lost	(1)	(2)	(3)	1	(33.3)%	(5)	(5)	0	0.0%
Net income	5	12	15	(3)	(20.0)%	17	27	(10)	(37.0)%
Adjustment to C.N.V. standards	(0)	(1)	5	(6)	(120.0)%	1	6	(5)	(83.3)%
NET INCOME	5	11	20	(9)	(45.0)%	18	33	(15)	(45.5)%

1 These financial statements are presented in accordance with CNV standards and adjusted for inflation up to December 31, 1999 (See accounting principles used). They reflect Seguros Mercantil's contribution to MERCANTIL's results.

2 Figures in US$ given for reference purposes only; balance sheet figures translated at the closing exchange rate and income at the average exchange rate for the period. See exchange rates in Appendix III. Exchange control in place in Venezuela since February 2003.

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS					
	2005	2006	I06	II06	III06	IV06	I07	II07
Gross Domestic Product, Var,% [1]								
Consolidated	10.3	10.3	9.8	9.4	10.1	11.8	8.8	NA
Oil activities	6.4	(1.9)	(0.6)	0.6	(3.7)	(3.7)	(5.6)	NA
Non-Oil activities	15.8	11.7	11.7	10.3	11.7	13.1	10.6	NA
Other Net Taxes on Products	27.2	19.9	14.6	17.6	20.0	26.2	18.9	NA
Consumer Price Index (% Change) [2]	14.4	17.0	5.4	17.6	29.3	16.7	11.0	21.5
Unemployment Rate (% Change) [3]	11.3	9.5	11.1	10.1	10.1	8.6	10.3	NA
Wage Income Index (% Var) [1]	17.8	18.8	20.6	17.3	20.7	18.8	12.1	NA
Monetary Liquidity (% Change) [1]	52.7	69.3	53.8	66.0	67.7	69.3	62.2	38.4
Interest Rates (Period end) (%) [4]								
Six Main Commercial and Universal Banks								
Period-end Loan Rate	15.4	14.6	14.6	13.8	14.4	15.2	14.9	14.9
Period-end Saving Deposit Rate	6.6	6.8	7.0	6.8	6.7	6.6	6.6	6.6
Period-end Time Deposit Rate	11.7	10.2	10.1	10.0	10.2	10.0	10.1	10.1
Exchange Rate								
Period end (Bs/US$) (Bid rate)	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6
Annual average exchange rate (Bs./US$)	2,106.4	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6	2,144.6
Depreciation (%) [2]	12.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
External Sector (million of US$)								
Trade Balance [5]	31,780	32,984	9,329	10,478	8,435	4,742	4,571	NA
Oil Exports	48,069	58,438	13,896	16,628	15,176	12,738	12,057	NA
Non-Oil Exports	7,404	6,772	1,638	1,704	1,769	1,661	1,622	NA
Imports	23,693	32,226	6,205	7,854	8,510	9,657	9,108	NA
Central Bank of Venezuela Intl. Res.	29,636	36,672	31,358	31,169	34,330	36,672	31,412	24,568
FEM	732	768	739	748	758	768	779	789
Oil Export Average Price (US$/b)	46.0	56.4	53.2	60.8	60.5	51.1	50.1	60.2
Average Oil Production (Thousands bpd)	2,692	2,545	2,613	2,610	2,473	2,483	2,440	2,360
Central Government (billion of Bs)								
Ordinary Income	77,218	111,554	23,593	25,857	27,644	35,038	22,349	NA
Oil Income	41,013	62,432	12,156	12,619	16,320	21,457	7,158	NA
Non-Oil Income	36,205	49,123	11,437	11,838	11,324	13,581	15,190	NA
Ordinary Expenditures [6]	76,630	113,854	24,342	28,644	23,231	37,798	27,413	NA

1 Year-on-year variation
2 Annual Dec-Dec figures. Annualized quarterly figures
3 Annual figures for the second semester. Quarterly figures for IV04 , I 05 correspond to the last three monthly average.
4 Annual figures correspond to weighted averages
5 Balance of payments figures.
6 Does not include public debt amortization
N.A.: Not Available
FEM: Macroeconomic Stabilization Fund
Source: Central Bank of Venezuela (BCV), Ministry of Finance, National Statistics Institute (INE)
Ministry of Energy and Production (MEP), Bloomberg and own calculations

MERCANTIL

34.2% year-on-year asset growth

Mercantil Servicios Financieros reached Bs. 36,186 billion in Total Assets at the end of the second quarter of 2007

- *The Corporation registered an increase in all its financial indicators compared to the same period in 2006: Investment portfolio 24.7%; Loan Portfolio 32.4%; Deposits 34.9%; Assets under Management 25.4% and Shareholders' Equity 16.2%.*

Mercantil Servicios Financieros (BVC: MVZ.A & MVZ.B) (OTC: MSFUY & MSVFY) announced its financial results for the second quarter of 2007, reporting Bs. 36,186 billion in total assets, a year-on-year increase of 34.2%.

According to a press release published by Mercantil Servicios Financieros which groups Banco Mercantil, Seguros Mercantil, Merinvest in Venezuela and Commercebank Holding Corp. in the United States as well as other subsidiaries, compared to the second quarter of 2006 the corporation's investment portfolio was up 24.7% to Bs. 12,509 billion in the second quarter of 2007; its net loan portfolio grew 32.4% to Bs. 17,100 billion; deposits 34.9% to Bs. 28,933 billion and Assets under Management 25.4% to Bs. 10,566 billion.

The report indicated that the quality of the Loan Portfolio remains favorable with the ratio of Past-Due and Nonperforming Loans to Total Loans at 0.6%. This indicator is 0.5% for Banco Mercantil compared to 1.1% for the Venezuelan financial system. At June 30, 2007, 99.2% of Mercantil Servicios Financieros' loan portfolio is current.

At the close of the second quarter of 2007, Mercantil Servicios Financieros' equity is Bs. 2,729 billion, a year-on-year increase of 16.2%. Shareholders' Equity/Assets ratio is 7.5% and its Equity/Risk-Weighted Assets ratio is 14.4%.

Mercantil Servicios Financieros reports net assets at June 20, 2007 of Bs. 10,566 billion for the Assets under Management business which includes trust fund, securities brokerage, mutual fund and portfolio management services. This amount represents a year-on-year growth of 25.4% vs. Bs. 8,424 billion in June 2006.

Operating expenses during the second quarter of 2007 were Bs. 470 billion, exceeding the Bs. 438 billion registered during the same period of 2006 by 7.5%.

Operating expenses for the first half of 2007 were Bs. 906 billion, a year-on-year increase of 18.6%.

Net earnings for the quarter were Bs. 118 billion, versus Bs.165 in the second quarter of 2006. The report explains that the effect of the sale of a minority stockholding, which produced extraordinary earnings of Bs. 62 billion, was included in the results for the second quarter of 2006.

Net income for the semester was down 10% to Bs. 239 billion over the amount recorded during the same period in 2006, for the reasons indicated above.

MERCANTIL

Mercantil Servicios Financieros recorded year-to-date growth of 14.1% in its Total Assets, 4.6% in its Investment Portfolio; 17.3% in its Loan Portfolio; 14.6% in Deposits; 4.2% in Assets under Management and 5.4% in Shareholders' Equity.

Results of the main subsidiaries

Banco Mercantil, a universal bank in Venezuela and a subsidiary of Mercantil Servicios Financieros, reported total assets of Bs. 21,657 billion, a 36.5% year-on-year.

Banco Mercantil's net loan portfolio totaled Bs. 10,962 billion during the second quarter of 2007 compared with Bs. 7,863 billion one year earlier (+39.4%) and deposits reached Bs. 19,075 billion, 40,5 % up on the second quarter of 2006 (Bs. 13,573 billion).

At June 30, 2007, Banco Mercantil is Venezuela's leading bank in terms of total deposits and savings deposits, with market shares of 12.8% and 15.6% respectively.

It also leads the financial system in agricultural loans (Bs, 1.826 billion), loans to the tourism sector (Bs. 196.4 billion) and mortgage loans (Bs. 985.7 billion) with market shares of 20.0%, 19.7% and 19.1%, respectively.

The institution has granted Bs. 335.6 billion in microfinance loans to clients in the services, production and commercial sectors. This amount accounts for 3.9% of the bank's Gross Loan Portfolio and a 9.8% market share.

These results consolidate Banco Mercantil's leadership in terms loans to sectors with mandatory compliance.

Seguros Mercantil, the group's insurance company in Venezuela, registered Bs. 893 billion in total assets for the second quarter of the year, 28.1% up on the same period in 2006 (Bs. 697 billion). Investments were Bs. 626 billion.

Seguros Mercantil collected Bs. 308.5 billion in net earned premiums, ranking fourth in the country at May 31, 2007.

Commercebank, the group's commercial bank in the United States, had total assets of US$ 5,910 million (Bs 12,675 billion), 29.7% up on the figure one year previously.

Its investments reached US$ 2,741 million (Bs. 5,878 billion) in the quarter analyzed compared to US$ 2,000 million (Bs 4,289 billion) in the second quarter of 2006. Commercebank's loan portfolio grew 24.3% to US$ 2,698 million (Bs. 5,785 billion) from the US$ 2,170 million (Bs 4,655 billion) recorded during the same period in 2006.

Total deposits were US$ 4,604 million (Bs. 9,875 billion), 29.7% higher than the US$ 3,549 million (Bs 7,611 billion) registered in the second quarter of 2006.

Commercebank ranks nineteenth in terms of deposits in the state of Florida, USA, out of a total of 349 institutions, accounting for 0.84% of that market at June 30, 2006.

MERCANTIL

Dividends and Public Stock Offering

Mercantil Servicios Financieros reported that the General Meeting of Shareholders held on March 30, 2007, approved ordinary cash dividends for the second, third and fourth quarters of Bs. 12 for each Common Class A and B share outstanding, payable on May, 10, August 10 and November 10 to shareholders of record on May 7, August 6 and November 7, respectively. Additionally, an extraordinary cash dividend of Bs. 30 for each Common Class A and B share outstanding, paid last May, was also approved. During the second quarter of 2007, Bs. 39 billion corresponding to dividends were paid on May 10.

Mercantil reported that last Monday, July 30, the Commission for the Administration of Foreign Exchange (CADIVI) granted the foreign currency for dividend payments of to holders of Mercantil Servicios Financieros' ADRs corresponding to 2006.

The public stock offering of 45 million Mercantil Servicios Financieros shares was open from July 25 to August 7 to the public in general and to small and medium shareholders in particular. These new shares account for 4.5% of the company capital.

Mercantil also completed the sale of the first Bs. 80 billion of the 2007-I series of Unsecured Bear Bonds issued as of May 25 of this year. The 2007-I-5 series for Bs. 20 billion was also issued in June.

Fitch Venezuela ratified its A1 Risk Rating of MERCANTIL's Publicly Traded Debt Securities

Fitch Venezuela assigned an A1 risk rating to the Mercantil Servicios Financieros C.A. 2007-II series of Publicly Traded Debt Securities Paper for up to Bs.100 billion at terms ranging from 15 to 360 days, ratifying that rating for all outstanding short-term issues. It also assigned an A2 rating to the Mercantil Servicios Financieros C.A. 2007-II series of Unsecured Bonds for up to Bs.180 billion at terms ranging from 12 to 60 months. The A2 rating for long-term issues outstanding to date was also ratified.

The ratings were supported by a reasonable diversification of Mercantil's operations, conservative leverage, adequate levels of liquidity and the financial strengths of the main subsidiaries that provide the flow of dividends to pay the issuer's obligations. The positive performance of MERCANTIL's main subsidiaries and the stability of the operating environment in Venezuela, have made it possible to maintain satisfactory levels of the majority of the company's performance indicators during 2006.

Mercantil is the largest financial services provider in Venezuela, operating in 10 countries in the Americas and Europe. Its shares are listed on the Venezuelan and US stock markets. Its main subsidiaries are Banco Mercantil, Seguros Mercantil and Merinvest C.A.; Commercebank N.A. in the United States and Banco Mercantil (Schweiz) AG. in Switzerland. According to Forbes Magazine, Mercantil is one of the world's 2,000 major companies. For additional information, please refer to the company's website: www.bancomercantil.com

Corporate Communications
Caracas, August 3, 2007

Contact:
Marianela Faría
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7477 (Fax)

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

MERCANTIL

Caracas, August 10, 2007

96% of orders were from small and medium-size investors

Issue of 45 million shares of Mercantil Servicios Financieros was fully subscribed

- Purchase orders exceeded the stock offering. A total of 8,413 orders were received, expanding the shareholder base of Mercantil Servicios Financieros to over 16,000 shareholders.
- Gustavo Marturet, Chairman and CEO of Mercantil Servicios Financieros, highlighted the achievement of the company's objective to expand MERCANTIL's shareholders' base and especially the participation of small and medium-size investors.

Mercantil Servicios Financieros (BVC: MVZ.A & MVZ.B) (OTC: MSFUY & MSVFY) announced the conclusion of the Public Offering of new Class A and Class B common shares representing 4.5% of its capital (45 million shares), and in particular the participation of more than 8,000 small and medium investors who were given priority for the allocation of shares.

When the subscription period ended on August 7, the demand for shares had actually doubled the offer.

A total of 8,413 purchase orders were received, with 96% of them coming from small and medium investors. More than 800 MERCANTIL employees participated in the Public Stock Offering.

After the Public Stock Offering was closed, the shareholder base increased to over 16,000.

Gustavo Marturet, Chairman and CEO of Mercantil Servicios Financieros, said the Public Stock Offering structured by Merinvest would allow the company to expand its shareholders' base, incorporating a considerable number of small Venezuelan investors to further democratize Mercantil Servicios Financieros' capital base."

Marturet pointed out that the success of this Public Stock Offering reflects investor confidence in the Venezuelan securities market and in the Company's performance.

About Mercantil Servicios Financieros (MERCANTIL)
Mercantil is Venezuela's largest financial services provider, operating in 10 countries in the America and Europe. Its shares are listed on the Caracas stock exchange and its ADRs are traded over the counter in the United States. Its main subsidiaries are Banco Mercantil, Seguros Mercantil and Merinvest C.A. in Venezuela; Commercebank N.A. in the USA and Banco Mercantil (Schweiz) AG in Switzerland. MERCANTIL is one of the world's 2,000 largest companies, according to a survey by Forbes magazine. For further information, please refer to the company's website: www.bancomercantil.com

MERCANTIL

By the end of 2007 all the subsidiaries will be using the MERCANTIL brand name

Mercantil Servicios Financieros to align the corporate identities of all its subsidiaries

- *The objective is to highlight the value of the MERCANTIL brand name in the banking, insurance and asset management services at home and abroad.*
- *The subsidiaries' new names will be effective at the end of this year and will not involve any change in the customer relationship with MERCANTIL's subsidiaries.*

As part of the Corporation's global strategy, the Board of Directors of Mercantil Servicios Financieros approved a proposal to use the MERCANTIL brand name both in Venezuela and abroad. The decision will be effective as of the end of this year.

The Corporate Communications Unit of Mercantil Servicios Financieros announced that one of the objectives under this global brand strategy is to align the corporate identities of all its subsidiaries.

Through the integration of the MERCANTIL brand name, Mercantil Servicios Financieros will reflect the process of transformation and diversification of its activities at home and abroad, which has made the Corporation a global provider of banking, insurance and asset management services.

Once all the legal, administrative and regulatory requirements have been complied with, the subsidiary companies will proceed to change their legal name in line with the brand strategy agreed upon.

Gustavo Marturet, Chairman and CEO of Mercantil Servicios Financieros, remarked that this process "is the result of a comprehensive and detailed review to determine the importance of having a corporate identity that highlights the value of the MERCANTIL brand name in all our financial services activities and that is present in the markets in which we operate, both at home and abroad."

According to the press release, this brand strategy will not involve any change in the customer relationship with MERCANTIL's subsidiaries.

MERCANTIL is Venezuela's largest financial services provider, operating in 10 countries in the Americas and Europe. Its shares are listed on the Caracas stock exchange and traded in the over-the-counter market in the United States. Its main subsidiaries are Banco Mercantil, Seguros Mercantil and Merinvest C.A.; Commercebank N.A. in the United States and Banco Mercantil (Schweiz) AG in Switzerland. According to a survey by Forbes Magazine, MERCANTIL is one of the world's 2000 largest companies. For additional information, please refer to the company's website: www.bancomercantil.com

Corporate Communications
Caracas, August 25, 2007

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
(212) 891 7405 (Direct) / 7400
(212) 891 7477 (Fax)

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
(58 212) 503.1335/1265
(58 212) 503.1075 (Fax)

MERCANTIL

Caracas, October 2, 2007

Compared to the first half of 2006

Mercantil Servicios Financieros' registered a 34.2% increase in Total Assets at the close of June 2007

- *The General Shareholders' Meeting approved the Board of Directors' report indicating that MERCANTIL registered Bs. 36,185.8 billion in assets and Bs. 2,729.1 billion in shareholders' equity as of June 30, 2007.*

According to Mercantil Servicios Financieros' (MERCANTIL) Board of Directors' report submitted to the Ordinary General Shareholders' Meeting, the company's shareholders' equity at June 30, 2007 reached Bs. 2,729.1 billion. It recorded total assets Bs. 36,185.8 billion, public deposits of Bs. 28,932.7 billion and net loans in the amount of Bs. 17,099.6 billion

Mercantil Servicios Financieros' semi-annual results for 2007 show a 34.2% year-on-year increase in total assets, as well as a 16.2% growth in shareholders' equity compared to June 30, 2006. MERCANTIL's earnings during the first semester of 2007 were Bs. 239.0 billion. The Banco Mercantil, Commercebank Holding Corporation and Seguros Mercantil subsidiaries were the main contributors to these earnings.

The Shareholders' Meeting also agreed to declare an ordinary cash dividend of Bs.13 per each common Class A and B share, payable on February 10, 2008, corresponding to the first portion of the ordinary cash dividend for that year.

The following proposals were approved: the Sixteenth Phase of the Stock Repurchase Program and the partial amendment of the Company's By-laws regarding the indication of the Company's domicile, which will remained unchanged, in order to comply with certain requirements under the Public Registry and Notary Act.

The **Banco Mercantil** subsidiary, a universal bank in Venezuela, reported Bs. 19,589 billion in total assets. During the first half of 2007 its loan portfolio reached Bs. 10,962 billion and deposits Bs. 17,063 billion.

At June 30, 2007, Banco Mercantil is Venezuela's leading bank in terms of total deposits, savings deposits, agricultural loans, loans to the tourism sector and mortgage loans, with market shares of 12.8%, 15.6%, 20.0%, 19.7% and 19.1% respectively.

Seguros Mercantil, an insurance company in Venezuela, reported Bs. 953 in total assets at the close of the first half of 2007. The company collected Bs. 649 billion in net premiums and ranked third in Venezuela with a 9.1% market share.

Commercebank, a commercial bank in the United States registered total assets of US$ 5,910 million (Bs. 12,675 billion). Its loan portfolio was US$ 2,698 million (Bs. 5,785 billion).

The Office of the Comptroller of the Currency (OCC) in the United States once again rated Commercebank "outstanding" in its evaluation of the bank's performance under the Community Reinvestment Act, its highest rating for financial institutions.

The Board of Directors of Banco Mercantil held its Ordinary General Shareholders' Meeting, at which the audited financial statements, the Statutory Auditors's report and of the Board of Directors' report for the first semester of 2007 were considered and unanimously approved.

The Meeting also approved the Proposal to Authorize the Board of Directors to Issue and Place Bonds and/or Commercial Papers and the Proposal to Partially Amend the By-laws of Banco Mercantil, C.A. (Banco Universal), with respect to its trading name, in accordance with the guidelines approved by the Board of Directors, so that the Bank will thenceforth be known as "Mercantil Banco Universal."

MERCANTIL is Venezuela's largest financial services provider, operating in 10 countries in the Americas and Europe. Its shares are listed on the Caracas stock exchange and traded in the over-the-counter market in the United States. Its main subsidiaries are Banco Mercantil, Seguros Mercantil and Merinvest C.A.; Commercebank N.A. in the United States and Banco Mercantil (Schweiz) AG in Switzerland. According to a survey by Forbes Magazine, MERCANTIL is one of the world's 2000 largest companies. For additional information, please refer to the company's website: www.bancomercantil.com

Mercantil

Contact:
Marianela Faría
Investor Relations Officer
mfaria@bancomercantil.com

New York Office:
Banco Mercantil
11 East 51st St.
New York, NY 10022
Telf: (212) 891 7405(Dir.)/7400
Fax: (212) 891 7477

Caracas Office:
Av. Andrés Bello
Edif. Mercantil, piso 25
Caracas 1010, Venezuela
Telf: (58 212) 503.1335/1265
Fax: (58 212) 503.1075

Caracas, November 6, 2007

After 25 years

Mercantil launches a new corporate identity

- Gustavo Marturet, President and CEO of Mercantil Servicios Financieros announced the implementation of a new brand strategy that envisions Mercantil Servicios Financieros as a solid, dynamic and forward-thinking organization committed to the success of all its key audiences
- As of November, all the corporation's subsidiaries will be aligned under the brand name Mercantil

Mercantil Servicios Financieros announced a new brand strategy designed to being recognized as a national and international financial services corporation committed to the wellbeing of all its audiences.

The new brand strategy, announced at a press conference by Gustavo Marturet, President and CEO of Mercantil Servicios Financieros has two focal points: to align all its subsidiaries under the brand name Mercantil, changing their legal names to **Mercantil Banco Universal, Mercantil Seguros, Mercantil Merinvest, Mercantil Commercebank and Mercantil Bank (Schweiz)**, among others. After 25 years Mercantil launches a new contemporary corporate identity making use of the "The Mercantil Drive".

Marturet explained that this decision is in line with the corporation's desire to reinforce Mercantil Servicios Financieros position throughout the markets in which it operates, allowing its more than 2 million customers to view Mercantil as a global financial services provider.

He pointed out that Mercantil Servicios Financieros is a financial corporation established to bring together a series of financial activities and business lines that had been operating for several decades under different names and legal structures.

Mercantil

Today Mercantil Servicios Financieros provides banking, insurance and asset management services.

Marturet went on to say "we have years of experience in all the different businesses. For instance, Commercial Banking has existed for more than 80 years in Venezuela with Mercantil Banco Universal, for over 32 years in Curaçao with Mercantil Bank Curaçao, for more than 30 years in Panama with Banco del Centro and for over 20 years in the United States with Mercantil Commercebank. In the Investment Banking business, through Mercantil Merinvest, it has been operating for more than 20 years in Venezuela. In Insurance for over 19 years with Mercantil Seguros and in the asset management business for more than 50 years in Venezuela with Mercantil Banco Universal and for over 7 years in the United States with Mercantil Commercebank Investment Services and in Switzerland with Mercantil Bank (Schweiz).

He expressed that "Mercantil Servicios Financieros has evolved over the years by taking into account its customers' financial needs":

- ✓ Diversifying its business and becoming an organization that provides more than just banking services
- ✓ Segmenting its clientele
- ✓ Offering customized services
- ✓ Focusing its efforts on increasing its operating efficiency
- ✓ Guaranteeing quality of service through technological innovation
- ✓ Supporting the growth of sectors with a high impact on the country's development. Mercantil is a leader in the Venezuelan financial market in terms of loans to the agricultural, mortgage and tourism sectors
- ✓ Maintaining a social commitment towards the community with which it interacts

He also said that "Mercantil Servicios Financieros also has characteristics that provide additional advantages such as having expert personnel with excellent background and remarkable dedication whom are commitment to their respective companies" within Mercantil.

"Additionally Mercantil has a broad shareholders' base of more than 17,000 shareholders which includes 9,000 employees." He pointed out that the recent Public Stock Offering reached its goal of incorporating small and mid-size investors from around the country among its shareholders.

Mercantil

STRENGTH, DYNAMISM AND FORWARD-THINKING VISION ARE MERCANTIL'S BRAND ATTRIBUTES.

Mercantil Servicios Financieros decided to implement a new strategy to identify the company as a global financial services corporation, committed to the success of its different audiences, represented by its customers, employees, shareholders and the communities in which it operates.

Marturet pointed out that the attributes that sets the corporation apart from the competition defines Mercantil as a **solid** institution which has consistently served its customers meeting their expectations for many years.

He added, "We are also a **dynamic** institution because we adapt to our customers' needs quickly and effectively, endeavoring and managing to achieve the goals we set ourselves, complemented by a **forward-thinking**, proactive and innovative approach, anticipating the market's needs.

"Through a new symbol and graphic identity, we aim to highlight in a contemporary manner our commitment to our customers through an excellent range of products and services. Moreover, we consider of essential importance to display the Mercantil brand in all our subsidiaries in Venezuela and abroad."

The rebranding process will be gradual, starting with the most visible locations and gradually including all the facilities and products that display the Mercantil brand, along with the corresponding business applications.

Marturet explained that customers may continue to use their financial instruments (checkbooks, debit and credit cards and passbooks) with the old design until they expire or are used up.

He stressed that regardless of the new brand strategy, one thing will remain unchanged: the sound principles and recognizable ethical values that have withstood throughout the time and were conceived by its founders more than eight decades ago.

MERCANTIL
SERVICIOS FINANCIEROS

2007

Semi**Annual**Report





MERCANTIL
SERVICIOS FINANCIEROS

Semi Annual Report 2007

CONTENTS

Banco Mercantil and Commercebank N.A. – subsidiaries of Mercantil Servicios Financieros – offer multiple customer service channels using cutting-edge electronic banking technology. Life is made easier for their customers thanks to the ATM, **Point-of-Sale, On-line Banking and Call Center services.**






MERCANTIL

In the first half of 2007, Banco Mercantil and Commercebank N.A.'s customers carried out 81.7% and 93.3% of their transactions on-line.

Mercantil Servicios Financieros (MERCANTIL)

MERCANTIL is Venezuela's leading financial services provider, with an equity of Bs. 2,729 billion (US$ 1,273 million). It operates in 10 countries in the Americas and Europe and its shares are listed on the Caracas Stock Exchange: (MVZ.A and MVZ.B) and in the over the counter market (OTC) in the United States of America through a Level 1 ADR program (MSFUY and MSVFY).

Mercantil Servicios Financieros' mission is to *"fulfill the expectations of individuals and the community in which it operates, by providing excellent financial products and services in different market segments, adding value for its shareholders through the efficient use of available resources"*.

Mercantil Servicios Financieros (MERCANTIL) focuses on the development of financial businesses (banking, insurance and asset management) in Venezuela, and in the United States (excluding insurance) mainly in Florida.

Banco Mercantil (Banco Universal) founded 82 years ago (1925) is MERCANTIL's main subsidiary in Venezuela. At June 30, 2007 it has a network of 313 branches in Venezuela; an agency in Coral Gables, Florida; a branch in Curaçao and 6 representative offices in Bogotá, Lima, Mexico, Sao Paulo, London and New York; Commercebank, N.A. a commercial bank with 14 branches in southern Florida, one in New York, one in Houston and a loan production office in Weston, Florida; Banco Mercantil (Schweiz) AG in Switzerland; Banco Mercantil Venezolano N.V. in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands and Merinvest, C.A. an investment banking and securities brokerage service in Venezuela; Seguros Mercantil which provides proprietary and personal insurance and Mercantil Inversiones y Valores, a holding for other minority investments.

From the outset, not only has Mercantil participated intensely in the commercial, agricultural and industrial sectors in Venezuela but it has also played an important role through Fundación Mercantil in different sectors of the community firmly asserting its commitment to the country. Moreover, it is involved in community activities in southern Florida, USA, through its subsidiary Commercebank, N.A.

MERCANTIL's
Stock Performance

Caracas Stock Exchange: *MVZ A and MVZ B* / *ADR's Level 1: MSFUY and MSVFY* / Semester ended	June 30 2007 US$[4]	June 30 2007 bolivars	December 31 2006 bolivars	June 30 2006 bolivars	December 31 2005 bolivars	June 30 2005 bolivars
Earnings per share [1]	0.11	240	290	266	486	239
Closing prices [2]						
Class A share	1.63	3,500	4,289	2,561	1,790	1,260
Class B share	1.63	3,500	4,326	2,646	1,789	1,288
Price/ Earnings per share [1]						
Class A share		14.6	14.8	9.6	3.7	5.3
Class B share		14.6	14.9	9.9	3.7	5.4
Book value [3]	1.28	2,736	2,588	2,345	2,162	1,979
Price / Book value [3]						
Class A share		1.3	1.7	1.1	0.8	0.6
Class B share		1.3	1.7	1.1	0.8	0.7
Number of outstanding shares						
Class A share		578,769,572	414,760,572	415,816,724	416,798,878	417,178,747
Class B share		418,836,022	300,432,819	300,535,319	301,083,752	301,396,281
Daily Average Traded Volume (Shares)						
Class A share		468,394	713,671	412,462	584,192	109,472
Class B share		54,882	144,021	573,277	298,253	128,610
Dividends Paid						
In stock (*new shares per share held*)		2 x 5	-	-	-	2 x 5
In cash (*Bs. per share*) [1]	0.03	54	95	95	20	118
Cash dividends for the semester / Price (%)						
Class A share		1.5	2.2	3.7	1.1	9.4
Class B share		1.5	2.2	3.6	1.1	9.2
Exchange Rates Bs./US$ [4]		2,144.60	2,144.60	2,144.60	2,144.60	2,144.60

[1] Calculated over weighted average shares (issued shares minus repurchased shares) adjusted by stock dividends.
[2] Recalculated considering stock dividend paid in May 2007 to facilitate price comparisons for the periods reported.
[3] Calculated over outstanding shares (issued shares minus repurchased shares) adjusted by stock dividends.
[4] Exchange rate in Venezuela controlled since February 2003.

MARKET QUOTE FOR MERCANTIL CLASS A AND B SHARES VS. CARACAS STOCK EXCHANGE INDEX (IBVC)



5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(1)
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Price MVZ A
Ajusted IBVC
Price MVZ B

[1] No significant stock exchange activities at this time

Financial Highlights

Consolidated **Results** (In millions, except for percentages and Other Indicators) Semester ended	June 30 **2007** US$	June 30 **2007** Bolivars	December 31 **2006** Bolivars	June 30 **2006** Bolivars	December 31 **2005** Bolivars	June 30 **2005** Bolivars
Balance Sheet [1]						
Total Assets	16,873	36,185,830	31,716,967	26,956,778	24,274,508	20,223,176
Loan Portfolio, Net	7,972	17,099,617	14,572,267	12,914,621	11,294,697	8,733,859
Deposits	13,491	28,932,763	25,246,872	21,440,739	19,479,501	16,062,679
Shareholders' Equity	1,273	2,729,123	2,589,423	2,348,602	2,168,526	1,986,906
Income Statements for the Semester [2]						
Financial Margin, Net	396	849,120	729,561	615,972	513,933	455,326
Commissions and Other Income	140	299,713	419,776	422,949	602,308	335,774
Operating Expenses	423	906,171	861,194	764,125	655,732	550,149
Net Income	111	238,958	290,110	265,624	481,078	237,252
Profitability Indicators (%)						
Net Interest Margin / Average Financial Assets		6.6 %	6.3 %	5.9 %	5.8 %	5.8 %
Commisions and Other Income / Total Income		28.9 %	39.9 %	42.7 %	50.1 %	44.5 %
Net Earnings for the period / Average Equity (ROE)		17.9 %	23.6 %	23.6 %	36.9 %	25.9 %
Net Earnings for the period / Average Assets (ROA)		1.4 %	2.1 %	2.2 %	3.6 %	2.5 %
Capital Adequacy Indicators (%)						
Equity / Risk-Weighted Assets (regulatory minimum 8%) [3]		14.4 %	16.3 %	16.0 %	17.0 %	17.0 %
Equity / Risk-Weighted Assets (BIS) [4]		14.4 %	16.3 %	16.0 %	17.2 %	17.8 %
Equity / Assets		7.5 %	8.2 %	8.7 %	8.9 %	9.8 %
Loan Portfolio Quality Indicators (%)						
Past Due + non - performing loans / Gross Loan Portfolio		0.6 %	0.7 %	0.4 %	0.3 %	0.7 %
Allowances for Loan Losses / Past-Due + non - performing loans		288.9 %	264.3 %	466.4 %	632.8 %	299.1 %
Allowances for Loan Losses / Gross Loan Portfolio		1.8 %	2.0 %	1.8 %	2.0 %	2.2 %
Efficiency Indicators (%)						
Operating Expenses / Average Total Assets		5.2 %	5.8 %	5.9 %	5.7 %	5.6 %
Operating Expenses / Net Interest Margin + Commissions and Other Income		66.1 %	64.7 %	65.9 %	55.4 %	61.4 %
Liquidity Indicators (%)						
Cash and Due from Banks / Deposits		15.4 %	15.1 %	11.4 %	9.9 %	9.9 %
Cash and Due from Banks and Investment Portfolio / Deposits		58.6 %	62.5 %	58.2 %	61.3 %	66.3 %
Other Indicators (%)						
Total Loan Portfolio / Deposits		60.2 %	58.9 %	61.3 %	59.2 %	55.6 %
Financial Assets / Total Assets		82.4 %	84.3 %	85.8 %	88.5 %	88.6 %
Financial Assets / Deposits		103.1 %	105.8 %	107.9 %	110.3 %	111.6 %
Number of Employees						
Employees in Venezuela		8,751	8,647	8,034	7,841	7,441
Employees Abroad		976	900	857	771	766
Banking Distribution Network						
Branches in Venezuela [6]		345	341	336	332	332
Branches Abroad		21	21	21	21	21
Representatives Offices		6	6	5	5	5
Number of Automatic Teller Machines (ATM)		1,322	1,222	1,071	1,025	894
Number of Points of Sale (POS)[5]		29,223	25,987	21,896	19,022	12,998

[1] Information in US$ translated at the closing controlled exchange rate at June 30, 2007 of Bs. 2,144 6/US$1
[2] Information in US$ translated at the average controlled exchange rate at June 30, 2007 of Bs 2,144 6/US$1.
[3] In accordance with the standards of the National Securities Commission (CNV) in Venezuela.
[4] Calculated using Consolidated Financial Statements adjusted for inflation up to 1999, in accordance with International Accounting Standard N° 29 (IAS-29) and following the standards of the Basel Committee on Banking Supervision of the Bank for International Settlements.
[5] Physical points of sale.
[6] Not including the Edificio Mercantil internal office (Caracas).

Board of Directors

Directors

Gustavo A. Marturet
President

Gustavo J. Vollmer H.[2]
Alfredo Travieso P.[2]
Luis A. Romero M.[1]
Víctor J. Sierra A.[2]
Gustavo Vollmer A.[3]
Jonathan Coles[1]
Roberto Vainrub[3]
Nerio Rosales R.

Alternate Directors

Luis A. Sanabria U.[2]
Oscar A. Machado K.[1]
Eduardo Mier y Terán[1]
Luis Esteban Palacios W.[2]
Gustavo Galdo C.[3]
Miguel A. Capriles L.[3]
Gonzalo Mendoza M.[2]
Germán Sánchez Myles[2]
Luis A. Marturet M.[3]
Carlos Hellmund B.[3]
Gustavo Machado C.[1]
Francisco Monaldi M.[1]
Federico Vollmer A.[1]
Guillermo Sosa S.[3]
Claudio Dolman[1]
Carlos Zuloaga T.[3]
Alejandro González S.
Armando Leirós R.

Secretary — Guillermo Ponce Trujillo

Alternate Secretary — Julio Peña Bacalao

Statutory Auditors — Eduardo Elvira, Francisco Torres Pantin

Alternate Statutory Auditors — Leopoldo Machado Espinoza, Umberto Chirico

Legal Counsel — Luis Alberto Fernandes

Alternate Legal Counsel — Pedro Reyes O.

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Risk Committee

N.B. The Audit, Compensation and Risk Committees were created pursuant to the provisions of the Bylaws and are made up of independent Directors and the President who has the right to speak but not to vote.

Administration

Gustavo A. Marturet *
President

Alejandro González Sosa *
Global Chief Financial Officer

Nerio Rosales Rengifo *
Global Commercial and Personal Banking Manager

Philip Henríquez S. *
Global Corporate and Investment Banking Manager

Rosa M. de Costantino *
Global Private Banking and Asset Management Manager

Alberto Benshimol *
Insurance and New Financial Businesses Manager

Armando Leirós R. *
Global Operations and Technology Manager

Guillermo Villar *
Global International Operations Manager

Millar Wilson *
Global Chief Risk Officer

Luis Alberto Fernandes *
Global Chief Legal Counsel

Luis Calvo Blesa *
Office of the Presidency Manager

Toribio Cabeza León
Global Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Julio Peña Bacalao
Alternate Secretary of the Board of Directors

Salvador Chang
Global Strategic Planning Manager

* Member of the Executive Committee

Notice of Ordinary General Shareholders' Meeting

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 314,493,101,400.oo
Subscribed and Paid-In Capital Bs. 157,246,550,700.oo
Caracas - Venezuela

The Board of Directors hereby convenes an Ordinary General Shareholders' Meeting to be held at the Company's principal office, Avenida Andrés Bello N° 1, Edificio Mercantil, on September 28, 2007 at 5:00 in the afternoon, in order to:

1. Consider the report presented by the Board of Directors and the Company's Audited Financial Statements as of June 30, 2007, in light of the Statutory Auditors' Report.
2. Consider the "Proposal for the Sixteenth Phase of the Company's Stock Repurchase Program; that the Board of Directors of Mercantil Servicios Financieros, C.A., submits for the consideration of the General Ordinary Shareholders' Meeting to be held September 28, 2007."
3. Consider the "Proposal to partially amend the by laws of Mercantil Servicios Financieros, C.A.; that the Board of Directors, submits for the consideration of the General Ordinary Shareholders' Meeting to be held September 28, 2007."
4. Consider the "Proposal for the decree of the first portion of the ordinary cash dividend for the year 2008 of Mercantil Servicios Financieros, C.A.; that the Board of Directors submits for the consideration of the General Ordinary Shareholders' Meeting to be held September 28, 2007."

Note: The Shareholders are hereby informed that the Balance Sheet, Income Statement, Statement of Shareholders' Equity and Statement of Cash Flows for the period ended June 30, 2007, duly examined by the external auditors "Espiñeira, Sheldon y Asociados"; the Statutory Auditors' Report, the Board of Directors' Report, will be available to them 15 days in advance to the celebration of the Ordinary General Shareholders' Meeting, in the Company's Corporate Secretary's Office located at Avenida Andrés Bello N° 1, Edificio Mercantil, piso 35, Caracas. The "Proposal for the Sixteenth Phase of the Company's Stock Repurchase Program; that the Board of Directors of Mercantil Servicios Financieros, C.A., submits for the consideration of the General Ordinary Shareholders Meeting to be held September 28, 2007", the "Proposal to partially amend the by laws of Mercantil Servicios Financieros, C.A.; that the Board of Directors, submits for the consideration of the General Ordinary Shareholders' Meeting to be held September 28, 2007.", and the "Proposal for the decree of the first portion of the ordinary cash dividend for the year 2008 of Mercantil Servicios Financieros, C.A.; that the Board of Directors submits for the consideration of the General Ordinary Shareholders' Meeting to be held September 28, 2007", will be made available to them as of the date of the publication of this notice at the Company's Corporate Secretary's Office.

Caracas, September 6, 2007

On Behalf of Mercantil Servicios Financieros, C.A.

Guillermo Ponce Trujillo
Secretary of the Board of Directors



"For many years MERCANTIL has been my most important partner. Thanks to this institution we are positioned in the place we are today. We have a genuine chemistry with the Bank and would not dream of banking elsewhere. When the going was tough, MERCANTIL backed us and believed in us." .

José Antonio Fernandes de Oliveira
Organización Oliveira

Customer from the mortgage and tourism segment Araure, Portuguesa State







Banco Mercantil, a subsidiary of Mercantil Servicios Financieros, is the leader in **loans to the tourism sector**, with a 19.7% market share at June 30, 2007.

Board of Directors' Report

Caracas, August 23, 2007

Dear Shareholders,

We are pleased to submit for your consideration Mercantil Servicios Financieros' consolidated results and main activities for the second semester of 2007.

The Financial Statements of Mercantil Servicios Financieros included in this report consolidate the activities of its subsidiaries and were prepared in accordance with the standards of the National Securities Commission (CNV). They are also included as supplemental information in keeping with the accounting standards generally accepted in Venezuela and have been examined by the Company's external auditors Espiñeira, Sheldon y Asociados, whose separate report can be found in the inside back cover of this report.

Financial Results

MERCANTIL's net income in the first half of 2007 reached Bs. 238,958 million (US$ 111 million) compared to Bs. 290,110 million (US$135 million) in the second half of 2006. The main contributors to these profits were Banco Mercantil with Bs. 197,894 million, Commercebank Holding Corporation with Bs. 39,863 million, Seguros Mercantil with Bs. 18,412 million and Merinvest, C.A. with Bs. 3,949 million.

Total assets reached Bs. 36,185,830 million (US$ 16,873 million), 14.1% higher than the amount registered as of December 31, 2006. Shareholders' Equity closed at Bs. 2,729,123 million (US$ 1,273 million) 5.4% higher than in December 2006.

The quality of the loan portfolio remained highly favorable. The ratio of Past-due and Non-performing Loans to Gross Loans was 0.6%, considering Mercantil Servicios Financieros' global loan portfolio which consolidates Banco Mercantil, Commercebank, Banco Mercantil (Schweiz) AG, Banco Mercantil Venezolano N.V. and Banco del Centro S.A. This ratio was 0.7% at the close of 2006. The Allowances for Loan Losses over Past-due and Non-performing Loans ratio was 288.9%, compared with 264.3% at December 31, 2006.

The efficiency ratio measured by calculating operating expenses as a percentage of average assets, was 5.2 %, compared to 5.8 % in 2006; while the efficiency ratio, measured by calculating operating expenses as a percentage of Net Interest Income and Other Income was 66.17%, versus 64.7% in 2006.

The Equity/Risk-Weighted Assets ratio was 14.4% (regulatory minimum 8 %) compared with 16.3% in 2006. This ratio is determined according to the guidelines of the National Securities Commission (CNV) which are based on the standards of the Basel Committee on Banking Supervision of the Bank for International Settlements.

Through Merinvest Sociedad de Corretaje de Valores C.A., Issue 2007-I of MERCANTIL unsecured bearer bonds was successfully placed. This issue, totaling Bs. 100 billion, was rated A2 by both Clave C.A. and Fitch Venezuela S. A., ranking it among the best in terms of credit rating and classifying it as an excellent investment option in terms of quality and yield. A public offering of Bs. 20 billion of commercial papers (2007-I) was also issued.

During the first semester, the first and second portions of the ordinary cash dividend for 2007 were paid at the rate of Bs. 12.00 per share. The first portion was approved by the General Shareholders' Meeting of September 28, 2006, and the second by the General Shareholders' Meeting of March 30, 2007. An extraordinary cash dividend of Bs. 30.00 per share was paid out. Shares resulting from the capital increase distributed as a dividend at the rate of two (2) new common Class A and two (2) new common Class B shares per each five (5) common Class A shares and five (5) common Class B shares held were included in the extraordinary cash dividend payment, as agreed by the General Shareholders' Meeting of on March 30, 2007. This brought the total amount of cash dividends paid out during the first half of 2007 to Bs. 47,072,661,060.00 (Bs. 54.00 per share), which exceeds the requirements of the Capital Market Law regarding the payment of cash dividends for 2007. The third and fourth portions of the ordinary cash dividend for 2007 will be paid in the second semester at the rate of Bs. 12.00 per share.

The Stock Repurchase Program initiated in May 2000 is currently in its Fifteenth Phase, which was approved at the Shareholders' Meeting held on March 30, 2007. As of June 30, 2007, a total of 5,704,744 treasury shares were acquired under the Program, of which 3,689,652 are common Class A shares and 2,015,092 common Class B shares.

MERCANTIL's Board of Directors making use of the company's authorized capital, approved a Public Stock Offering of 45 million new shares at the Ordinary General Shareholders' Meeting of March 30, 2007. This public offering was approved after conducting a market survey authorized by the National Securities Commission (CNV). The offering was divided into 26.1 million common Class A shares and 18.9 million common Class B shares and its purpose is to increase MERCANTIL's shareholders base in order to enhance its operations and expand its business. The funds generated will be added to MERCANTIL's existing funds and used principally to finance the expected growth of the loan portfolio of Banco Mercantil, C.A. (Banco Universal), as well as MERCANTIL's insurance and investment banking businesses.


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de algo Grande

The Offering culminated successfully with the receipt of 8,413 purchase orders, 96.5% of them coming from small and mid-size investors from different parts of the country. In view of the high level of demand from these small and mid-size investors, and in order to satisfy as many requests as possible, in accordance to procedures stated in the Prospectus, MERCANTIL's Board of Directors agreed to increase the amount envisaged in the allotment mechanism from 20,000 to 50,000 shares, thereby managing to satisfy 100% of the 283 additional investors, and attaining a total of 8,115 fully satisfied orders. This amount represents 96.5% of the purchase orders received. It is important to note that all the stock were acquired by investors, therefore Fundación BMA was unable to subscribe to any shares as indicated in the Prospectus,.

The results of the Public Offering incorporated 6,903 new shareholders in MERCANTIL's shareholders' base, which brings the total number of shareholders to 19,933. There is no doubt whatsoever that this increase in the number of shareholders will be beneficial in terms of liquidity and depth of our company's stock market.



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Adquiere acciones de Mercantil Servicios Financieros a través de nuestra página www.bancomercantil.com, hasta el 7 de agosto, con un monto mínimo de inversión y sin comisión.
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MERCANTIL

Economic Climate

Global

During the first half of 2007, the world economy continued to grow significantly, shored up in particular by the expansion of trade observed since 2004. This dynamism is still concentrated among some of the world's largest economies, China, India and Russia, and the emerging economies of East Asia. Export-led growth, characterized by the generation of huge trade surpluses, continues to position the Asian region as the largest source of liquidity in international markets. This year China is slated to grow around 11.2%, India 9% and Russia 7%. The largest emerging economies of Asia such as Indonesia, Malaysia, Singapore, Taiwan and the Philippines are expected to register growth rates in excess of 5.4%. Growth of the eurozone and Japan exceeded the trend, showing signs that domestic demand is gaining ground as a determining factor in these economies' economic expansion.

The growth and external strength of the Asian economies mentioned above have led this region's central banks to accumulate reserves in the order of US$ 3 trillion, making the zone the most important benchmark for global monetary policy. During the second quarter of this year, the surplus liquidity continued to flow and was channeled into highly-liquid low-risk assets in the United States, which has significantly helped to finance its balance of trade deficit.

United States

The economy picked up again, registering 3.4% growth in the second quarter, which contrasted with a record low of just 0.6% in the first quarter, its lowest in the last 17 quarters. The recovery of the growth rate in the second quarter was attributed mainly to a reduction in imports, an increase in Federal Government expenses and inventories, and growth of exports and non-residential construction. Another favorable factor was that residential investment fell at a slower rate than previously. These expansive factors were partially offset by the significant decrease in personal consumer expenditure.


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MERCANTIL
INVERVIDA PLUS

Consumption continues to be the critical factor affecting the US economy. Although some indicators such as retail sales, personal income and unemployment do not point to a drop in consumption, a series of potential threats still loom over North American consumers, in particular: a) high energy prices, especially gasoline at more than US$ 3 a gallon during the first semester, although price dropped in July and August to even lower than they were in the same period of 2006, attenuating any possible negative effect on household budgets, and b) the deterioration of the mortgage portfolio in the sub-prime mortgage loan segment to an adjustable rate and the rise in interest rates on mortgages, which are additional burdens on for households with this type of debt. Furthermore, a possible fall in the FED's federal fund interest rates in reaction to continued credit problems in the financial sector and fears of a possible slowdown in consumption, may spur changes in the composition of international financial flows, which would affect currency exchange and trade flows. The risk of this correction increases as interest rates in Europe rise and the risk-adjusted yields of European assets become more attractive than US investments.

Annual consumer inflation (measured by the percentage variation of the Consumer Price Index (CPI) in the first and second quarter of this year compared to the same periods in 2006, was 2.4% and 2.7%, lower in both cases than for the same periods in 2006 (3.7% and 4.0%).

Latin America

Generally speaking the region registered high growth rates in the first part of the year, despite the less favorable performance of Mexico, largely due to the decline in the demand for exports to the United States. On average, Latin America could experience 4.6% growth this year, half a point below the growth in 2006, fostered again by the sound prices of its main exports, of liquidity in the world and still low interest rates. As in the recent past, this expansion may continue to be compatible with a moderately low (5%) external account balance (+0.8% of GDP) and only a small deficit in fiscal position, less than 1% of GDP, to be financed without major limitations.

In spite of the favorable macroeconomic climate, in light of the results of the numerous electoral events (ten presidential elections) there is still, in some cases, uncertainty as to the direction that economic policy and the institutional reforms to be implemented by the new authorities will take, and in other cases as to the maintenance of a political and social consensus capable of sustaining the economic orientation of previous years.

Venezuela

The Venezuelan economy grew 9.1% and 8.8% in the first and second quarters, shored up by the expansion of construction with variations of 27.7% and 15.5%, Financial Institutions and Insurance with 27.1% and 20.5%, Trade with 21% and 17.9% and Communications with 19% and 28%. Manufacturing activities grew 7.8% and 8.2% in the first two quarters, below the general average, and Oil underwent consecutive negative variations of 5.6% and 3.9%. With the global expansion of the economy for the fourteenth successive quarter, unemployment fell to 8.3% at the end of the semester (140 basis points lower than in June 2006).

Accumulated inflation to July was 8.3% (8.1% over the same period of 2006), despite price control measures, maintenance of the exchange rate and the reduction of VAT.

The results for the external sector during the first semester deteriorated with respect to 2006. The balance of trade surplus fell to US$ 10,666 million (US$ 19,807 million during the first semester of 2006), due both to a US$ 3,119 million reduction in exports and a US$ 6,022 million increase in imports. This balance, added to the service account deficit (US$ 2,481 million), the balance of payments current account registered a surplus of US$ 8,772 million (US$ 15,542 million surplus in 2006). This balance was more than exceeded by the capital account deficit of US$ 19,884 million, due on the one hand to the effect of withdrawals originated by issuance of PDVSA bonds, and on the other to the effect of compensation paid out as a result of the nationalization of CANTV, ELECAR and SENECA.

The balance of payments in the first semester closed with a global deficit of US$ 12,837 million with the consequent decline in international reserves. These results include the transfer of US$ 6,700 million in reserves held by the Central Bank and classified as surplus, to FONDEN, which amounts to an accumulation of external reserves by residents and thus a capital outgoing.

The National Treasury's projected expenses up to June were Bs. 52.600 billion, 16.4% higher than the outgoings for the first half of 2006. These expenses were backed by the huge amount of oil revenues and a 46% increase in domestic tax revenue over 2005.

The Central Bank maintained its relatively lax monetary policy during the semester, placing instruments designed to absorb liquidity (CDs under repo) which were, on average, lower than the maturities of those securities. Also the legal reserve was increased from 15% to 16% on the basis of Reserves for Net Liabilities (at July 14, 2006) and to 17% as of October, loans to the tourism sector (from 2.5% a 3%) and to the agricultural sector (from 16% to 21%). In July the minimum savings deposit rate was raised from 6.5% to 8% and Time Deposits and Investments sold under Repurchase Agreement went from 10% to 11%. All these measures had a negative impact the financial margin and thus on the profitability of the banking sector.



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MÁS SEGURO

Payment systems in the hands of the public have remained close to their end-of-2006 levels, despite the sterilization produced by the combined effect of the PDVSA Bond and Bono del Sur II issues and the increase in the amount of currency authorized by CADIVI. This increase in resources in the monetary market has kept interest rates unchanged with respect to the same period last year, with increases in lending and deposit rates of 79 and 45 basis points respectively.

Loan Portfolio

The loan portfolio increased 17.3% to Bs. 17,100 billion (US$ 7,974 million), compared with Bs. 14.580 billion (US$ 6.799 million) at the close of 2006. The quality of the loan portfolio remained highly favorable. The ratio of Past-due and Non-performing Loans to Gross Loans was 0.6% (0.7% at the close of 2006). The overall loan portfolio of Mercantil Servicios Financieros consolidates the portfolios of Banco Mercantil, Commercebank, Banco Mercantil (Schweiz) AG, Banco Mercantil Venezolano N.V. and Banco del Centro S.A. The Allowances for Loan Losses over Past-due and Non-performing Loans ratio was 288.9%, compared with 264.3% at December 31, 2006.


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MERCANTIL

Investment Portfolio

At June 30, 2007, MERCANTIL's investment portfolio reached Bs. 12,500 billion, 4.3% more than at December 2006. The Banco Mercantil and Commercebank subsidiaries combined, account for 90% of this portfolio, Banco Mercantil with Bs. 5,400 billion (43%) and Commercebank with Bs. 5,900 billion (47%).

At June 30, 2007, 58% of MERCANTIL's total investment portfolio is classified as Available for Sale (Bs. 7,200 billion) therefore it is valued at market prices. Commercebank holds 74% of this amount (Bs. 5,300 billion) and Banco Mercantil the remaining 24% (Bs. 1,700 billion).

Banco Mercantil's investment portfolio is concentrated in less than 56-days deposits at the Central Bank of Venezuela (Bs. 3,400 billion) and in Venezuelan Government Bonds (Bs. 1,500 billion).

The investment portfolio of the Commercebank subsidiary is distributed in Bs. 2,600 billion in securities issued by US government sponsored agencies and Bs. 2,700 billion in the international private sector, mainly commercial papers and time deposits in financial institutions.

Products and Services

In the first half of 2007 new products and services were developed and existing ones enhanced to meet customers' needs. In January 2007, our Banco Mercantil subsidiary incorporated the Gold and Platinum versions of the "New Professionals Visa and MasterCard Credit Card" product in its product portfolio. These products stem from the transfer of the New Professionals MasterCard and Visa Credit Cards created prior to 2003 and aimed at students in their last two years at university at the Universidad Católica Andrés Bello, Universidad Simón Bolívar and Universidad Metropolitana.

In order to continue satisfying its customers' needs, in January 2007 the Bank introduced a "Transfer and Payment Programming" new option under On Line Personal Banking through which Banco Mercantil enables its customers to program their future or periodic payments and transfers on line.

On March 1, 2007 the Banco Mercantil subsidiary launched the first phase of the pilot project for its new product "E-Security Card, to further guarantee and enhance security to its customers and provide a new safety measure for On Line Personal Banking. This E-Security Card is especially designed to boost security when logging onto Mercantil en Línea Personas. Banco Mercantil is the first bank in Venezuela to develop and offer this type of mechanism. In May 2007 the Bank also improved a positive identification at ATMs.

The validity of the parallel credit facility parallel to Mercantil credit cards called Préstame Mercantil credit cards was extended until January 31, 2008. The maximum amount was raised to Bs. 20 million.

During the semester four new branches were launched, two in Caracas, one in Barquisimeto and another in Maracaibo. The number of ATMs was increased by 98 and points of sale by 3,237 nationwide, thus expanding the ATM network to 1,301 and the POS network to 29,223. Banco Mercantil's ATM network is the largest in the national banking system.

For the seventh year running, the Mercantil Call Center maintained its ISO 9001:2000 quality, certification granted by FONDONORMA (The Venezuelan Standardization and Quality Certification Institute). The ISO 9001:2000 standard contains a quality management model based on international standards to measure the level of excellence of services.

To improve the services available to customers through the Call Center, during the first half of 2007 several options, such as affiliation, querying and exchanges under the Bolos Mercantil program; Credi Plan and Credi Fácil querying; and total or partial payment of Préstame Mercantil, were automated.

The Commercebank subsidiary in the United States has promoted products that have enjoyed wide acceptance and were designed to make banking more user friendly and with higher returns. One example of this combination was the promotion of a competitive five-month Certificate of Deposit when opening an Optima Account, an interest-earning checking account that is free of service charges.

The recently created Private Banking and Asset Management Unit is continuing to expand its customer base and develop its product portfolios which include Commercebank's products and those of its subsidiaries Commercebank Investment Services (CIS) and Commercebank Trust Company (CTC).

Currently most of its efforts are targeted at improving the On Line Banking services, developing a new interactive response system and expanding the network of Banking Centers. Commercebank will very shortly be opening a new Banking Center at 1701 Alton Road, Miami Beach. The location is easily visible and in an area frequented by domestic and international visitors all year round.



Vuelve a Pensar en Grande.
Nunca hemos creído en metas que no se puedan alcanzar. Y tú tampoco. Nacimos con una pasión por el éxito, motivados por una incansable ambición. Y al igual que tú, creemos que cada meta cumplida marca el comienzo de muchas por alcanzar. Tú tienes grandes aspiraciones. Nosotros tenemos grandes soluciones financieras. Ambas son una combinación ganadora
Somos Commercebank
Compartimos tu visión.
SEDE PRINCIPAL
220 ALHAMBRA CIRCLE
CORAL GABLES, FL 33134
305.629.1200 | 1.888.629 0810
www.commercebankfl.com
COMMERCEBANK
Más de 25 años en Florida
BANCA PERSONAL | BANCA COMERCIAL | BANCA CORPORATIVA
Miembro FDIC

Social Responsibility

From its inception, eighty years ago, MERCANTIL has been fostering, promoting and supporting social development programs. In fact, one of the corporate values according to its strategic vision is "to be an integral institution and an important factor in the development of the communities and places in which it is involved." These programs are undertaken in Venezuela through Fundación Mercantil.

MERCANTIL's social investment in Venezuela during the first semester of 2007 totaled Bs. 2,991 million. It also delivered Bs. 1 billion in contributions to Fundación Mercantil to strengthen the endowment that finances the donations and sponsorships made by the Foundation.

MERCANTIL's contributions were allocated as follows: 46% for educational institutions and 54% for religious, cultural, social development and health institutions. The main beneficiaries were: Universidad Católica Andrés Bello, Universidad Central de Venezuela and Universidad de Los Andes, Fe y Alegría, Comedores Madre Teresa de Calcuta, Alianza Social VenAmCham, Hospital San Juan de Dios, Armando Reverón Exhibition in the United States, Arquidiócesis de Mérida, Caritas, among others.

Commercebank continued to support the work of a number of initiatives and projects by community development organizations in southern Florida and in the other markets in which it operates. This support included the March of Dimes and the Anti-Cancer League.

During the semester MERCANTIL's staff increased their voluntary and active participation in the events, activities and programs of the institutions they support and in particular the initiatives in the education sector being undertaken by the Young Entrepreneurs of Venezuela and March of Dimes in the field of health in southern Florida in the United States.


¡No los dejes sin su
Casita Feliz!
El combo que necesitas para tener tranquilidad y todas las coberturas que necesitas para tu vivienda en una sola Póliza.
Póliza Combinado
Residencial

Acknowledgements

Mercantil Servicios Financieros was selected among the top 2000 leading companies in the world, according to a survey made by Forbes Magazine published in its March 2007 issue. MERCANTIL came in at number 1,617 and stood out as the only Venezuelan institution from the financial sector and the first among the only two Venezuelan companies included in the ranking. On this occasion, Mercantil climbed 279 places compared to 2006, when it ranked number 1,896.

Prevention and Control of Money Laudering

Money laundering prevention and control is a priority for MERCANTIL and is part of the organizational culture. The Company has maintained the internal control and monitoring standards necessary to ensure the early detection of money laundering operations in each of the activities of its subsidiaries and has stepped up staff training in this area.



Many things that can be achived with dedication and passion for our country.

Working Environment

Last April, 7,623 employees of Mercantil Servicios Financieros and its subsidiaries in Venezuela became shareholders of Mercantil Servicios Financieros through the implementation of the General Stock Purchase Plan on the occasion of the celebration of 80th anniversary of the incorporation of Banco Mercantil, providing continuity to similar initiatives introduced to celebrate the 60th and 70th anniversary of the incorporation of the Bank. This Plan was approved by MERCANTIL's Board of Directors in January 2007 and contemplated an offering of 80 shares (50 common Class A shares and 30 common Class B shares) at the par value of Bs. 150.00 per share for employees of Mercantil Servicios Financieros and its subsidiaries in Venezuela. The Plan was managed by the BMA Foundation.

For the second successive year, the Banco Mercantil subsidiary was chosen as one of the ten best companies to work for in Venezuela, according to the ranking by the internationally recognized Great Place to Work® Institute. The Human Resources policies developed by the Bank to maintain staff satisfaction and commitment to the organization were largely responsible for this achievement. The survey, in which national and multinational companies participated, was applied on the basis of a model designed to understand organizational culture. The 2006 Organizational Climate survey was conducted among the country's major national and multinational companies.

During the Public Offering process 823 employees of Mercantil Servicios Financieros and its subsidiaries in Venezuela submitted stock purchase orders for a total of 900,000 shares, participating in the Offering under exactly the same terms and conditions as the general public as far as allocation of shares, price and priority were concerned.

Mercantil and its subsidiaries in Venezuela and abroad are constantly implementing training and development programs to enable staff to be prepared and keep their knowledge up to date. During the first half of the year over 214,000 hours of training was provided at a cost of approximately Bs. 4 billion. Training programs were attended by 14,500 workers, with an average of 22 hours of training per employee.



Su proyecto requiere financiamiento?
CREDITO MERCANTIL PARA LA CONSTRUCCIÓN
Financiamiento Hipotecario para Desarrollos Habitacionales
MERCANTIL

Relations between bank officials and employees have continued to evolve within the traditional spirit of harmony and cooperation and the Board of Directors wishes to acknowledge them for their efficiency and dedication.

Pursuant to a Resolution passed by the National Securities Commission (CNV), the contents of form CNV-FG-010 shows remunerations paid to Company Directors and Executives during the first semester amounting to Bs. 1,592,822,000.

During the semester, a number of Alternate Directors attended Board meetings, either standing in for Directors in their absence, or as invitees. On the occasion of the Chairman's temporary absences, some of his CEO functions were delegated to members of the Executive Committee.

Yours sincerely,

Gustavo A. Marturet

Gustavo J. Vollmer H.

Alfredo Travieso P.

Luis A. Romero M.

Gustavo J. Vollmer A.

Jonathan Coles

Víctor J. Sierra A.

Roberto Vainrub A.

Nerio Rosales R.



Banco Mercantil, a
subsidiary of
Mercantil Servicios Financieros,
ranks top in
Agricultural Loans,
with a 20.0% market share
at June 30, 2007.





"MERCANTIL is one of Asoportuguesa's main financing banks and supporters of our corn and sorghum crops and in the pre-cooked corn flour and rice industry. We have credit facilities available for any occasion on our demand, with rapid and clear responses. Banco Mercantil was the first bank that believed in Asoportuguesa when the agroindustrial phase was embarked at the beginning of the seventies and when the silos and storage plants were built."



Juan Fernando Palacios
President
Association of Rural Producers
of Portuguesa State, Asoportuguesa

Customer from the agricultural segment
Araure, Portuguesa State

Statutory Auditors' Report

Caracas, August 24, 2007

To the
Shareholders of
Mercantil Servicios Financieros, C.A.

Dear Shareholders,

In our capacity as Statutory Auditors of this Company and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we are pleased to inform you that we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and its subsidiaries as of June 30, 2007 and the related consolidated income statements and statement of shareholders' equity and cash flows for the period then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examination was conducted in accordance with generally accepted auditing standards and therefore included selective tests of the accounting records and other audit procedures we considered necessary in the circumstances. We have also taken into account the Report of external auditors "Espiñeira, Sheldon y Asociados" for the same period, which should be treated as an integral part of this report, with whose content we agree, and which we attach hereto.

Based on our analysis, we take the liberty of pointing out that the Company maintains adequate controls over its Assets, which are subject to ongoing analysis and monitoring with a view to creating the appropriate provisions. The Company likewise maintains the provisions prescribed in its Bylaws and declares and pays the dividends to which it is obligated under its Bylaws and the Law. Furthermore, the Company's internal accounting controls and policies justify our view that there is no current or potential risk of conditions that are likely to weaken its financial position.

In our opinion, the aforementioned consolidated financial statements present fairly the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at June 30, 2007 and the results of its operations and cash flows for the period then ended, in conformity with the National Securities Commission's (CNV) standards. The Company presents as supplemental information, financial statements prepared in accordance with the generally accepted accounting principles issued by the Federation of Venezuelan Public Accounting Association.

We would like to express our appreciation for the confidence you have placed in us, and remain at your service.

Yours faithfully,

Eduardo Elvira
Statutory Auditor

Francisco Torres Pantin
Statutory Auditor

Enclosure: Report of "Espiñeira, Sheldon y Asociados."


BANCO CENTRAL de

Financial Statements

(Pursuant to the National Securities Commission standards)

Balance Sheet

Unconsolidated
(In millions of Bs.)

	June 30 2007 Bolivars	December 31 2006 Bolivars	June 30 2006 Bolivars
Assets			
Cash and Due from Banks	1.048	148	6.282
Investment Portfolio	3.344.606	3.129.895	2.696.049
Other Assets	78.445	54.482	15.834
Total Assets	3.424.099	3.184.525	2.718.165
Liabilities and Shareholders' Equity			
Publicly Traded Debt Securities Issued by Mercantil	382.068	283.871	186.371
Other Liabilities	312.908	311.231	183.192
Total Liabilities	694.976	595.102	369.563
Shareholders' Equity	2.729.123	2.589.423	2.348.602
Total Liabilities and Shareholders' Equity	3.424.099	3.184.525	2.718.165

Income Statement

Unconsolidated
(In millions of Bs.)
Semester ended

	June 30 2007 Bolivars	December 31 2006 Bolivars	June 30 2006 Bolivars
Income			
Financial Income	11.306	10.574	8.054
Equity Investment in subsidiaries and Other Companies	304.480	323.046	313.617
Total Income	315.786	333.620	321.671
Expenses			
Operating	46.663	21.591	34.909
Financial	30.165	21.919	21.138
Total Expenses	76.828	43.510	56.047
Net Income	238.958	290.110	265.624

Consolidated BALANCE SHEET

(In millions of Bs. and US$)

Assets	June 30 2007 US$[1]	June 30 2007 Bolivars	December 31 2006 Bolivars	June 30 2006 Bolivars	December 31 2005 Bolivars	June 30 2005 Bolivars
Cash and Due from Banks						
Cash	156	334,739	346,024	270,873	279,218	174,619
Central Bank of Venezuela (BCV)	1575	3,378,296	2,911,146	1,579,611	1,245,753	1,034,829
Venezuelan Banks and Other Financial Institutions	3	6,826	2,867	1,966	2,654	2,393
Foreign Banks and Other Financial Institutions	39	83,212	60,277	66,943	99,434	98,568
Pending Cash Items	301	645,454	499,530	530,074	303,895	283,351
(Allowance for Cash and Due from Banks)	0	(75)	(230)	(186)	(186)	(157)
	2,074	4,448,452	3,819,614	2,449,281	1,930,768	1,593,603
Investment Portfolio						
Investments in Trading Securities	299	641,244	398,438	3,825	122,553	53,321
Investments in Securities Available for Sale	3,366	7,219,019	6,307,788	5,928,523	5,769,223	5,328,324
Investments in Securities Held to Maturity	162	347,114	657,125	653,540	812,221	805,976
Share Trading Portfolio	18	37,581	16,294	17,866	76,512	372,984
Investments in Time Deposits and Placements	1,929	4,137,192	4,305,053	3,256,081	3,096,957	2,197,282
Restricted Investments and Repurchased Agreements	59	127,217	274,523	174,049	123,179	297,023
	5,833	12,509,367	11,959,221	10,033,884	10,000,645	9,054,909
Direct Financial Assets	116	249,751	92,808	0	0	0
Loan Portfolio						
Current	8,059	17,284,169	14,726,303	13,067,951	11,457,264	8,828,178
Rescheduled	12	25,309	28,414	33,185	30,583	36,712
Past-Due	50	108,097	103,767	45,408	31,723	57,313
Non-performing loans	1	3,028	7,283	5,503	4,531	8,484
	8,122	17,420,603	14,865,767	13,152,047	11,524,101	8,930,687
(Allowances for Losses on Loan Portfolio)	(150)	(320,986)	(293,500)	(237,426)	(229,404)	(196,828)
	7,972	17,099,617	14,572,267	12,914,621	11,294,697	8,733,859
Interest and Commissions Receivable	88	189,514	186,174	149,463	157,619	150,448
Long-Term Investments	15	32,465	36,784	42,693	26,107	19,227
Assets Available for Sale	3	7,033	5,068	4,546	6,633	10,785
Property and Equipment	176	376,711	319,368	288,883	267,556	250,631
Other Assets	596	1,272,920	725,663	1,073,407	590,483	409,714
Total Assets	16,873	36,185,830	31,716,967	26,956,778	24,274,508	20,223,176

[1] Figures in US$ are presented as referential information without representing an accounting basis; translated at the average exchange rate of Bs. 2,144.6 / 1US$. There is an exchange control in Venezuela since February 2003.

(Pursuant to the National Securities Commission standards)

Consolidated BALANCE SHEET

(In millions of Bs. and US$)

Liabilities and Shareholders' Equity	June 30 2007 US$[1]	June 30 2007 Bolivars	December 31 2006 Bolivars	June 30 2006 Bolivars	December 31 2005 Bolivars	June 30 2005 Bolivars
Liabilities						
Deposits						
Non-Interest Bearing Checking Accounts	2,822	6,053,031	5,128,745	3,789,209	3,326,303	2,574,071
Interest Bearing Checking Accounts	3,504	7,512,770	6,221,425	5,387,695	4,670,412	4,333,385
Savings Deposits	3,480	7,463,305	7,160,491	5,813,690	5,316,585	4,345,117
Time Deposits	3,685	7,903,657	6,736,211	6,450,145	6,166,201	4,810,106
	13,491	28,932,763	25,246,872	21,440,739	19,479,501	16,062,679
Debt Authorized by the National Securities Commission (CNV)						
Publicly Offered Debt Securities	159	341,020	259,087	180,668	170,583	126,998
	159	341,020	259,087	180,668	170,583	126,998
Financial Liabilities						
Obligations with Banks an Savings and Loan Institutions:						
in Venezuela up to one year	102	219,690	267,726	172,486	176,537	173,936
in Venezuela over one year	47	100,000	100,000	26,250	45,000	46,697
Abroad up to one year	2	3,968	163,367	58,096	83,653	98,556
Abroad over one year	89	190,740	83,711	188,989	189,173	227,963
Direct Financial Liabilities	130	279,234	395,286	193,332	0	0
Liabilities Under Repurchase Agreements	267	572,608	581,313	304,826	261,955	54,035
Other Liabilities up to one year	82	175,986	140,046	88,113	78,422	42,451
Other Liabilities for more than one year	2	4,096	5,168	6,425	138,858	24,864
	721	1,546,322	1,736,617	1,038,517	973,598	668,502
Interest and Commissions Payable	20	42,936	37,130	31,413	40,080	33,618
Other Liabilities	1,083	2,322,471	1,576,382	1,720,708	1,246,326	1,147,788
Subordinated Debt	125	268,247	268,247	193,186	193,186	193,185
Total Liabilities	15,599	33,453,759	29,124,335	24,605,231	22,103,274	18,232,770
Minority Interests in Consolidated Subsidiaries	1	2,948	3,209	2,945	2,708	3,500
Shareholders' Equity						
Capital						
Capital Stock	70	150,497	107,717	107,717	113,352	113,352
Inflation Adjustment	89	191,709	191,709	191,709	191,709	191,709
Share Premium	26	54,766	52,304	52,849	53,889	54,069
Capital Reserves	78	166,715	166,715	166,715	166,715	166,715
Translation Adjustment of Net Assets of Subsidiaries Abroad	125	267,576	267,820	267,506	275,270	308,129
Retained Earnings	920	1,972,737	1,823,396	1,600,907	1,492,806	1,023,027
Repurchased shares held by Subsidiaries	(10)	(21,294)	(13,950)	(4,745)	(139,197)	(135,160)
Repurchased shares restricted for employee stock option plan	(13)	(26,972)	(25,170)	(22,120)	(25,292)	(21,547)
Unrealized gain (loss) from adjustment of Investments to Market Value	(12)	(26,611)	18,882	(11,936)	39,274	286,611
Total Shareholders' Equity	1,273	2,729,123	2,589,423	2,348,602	2,168,526	1,986,906
Total Liabilities and Shareholders' Equity	16,873	36,185,830	31,716,967	26,956,778	24,274,508	20,223,176

[1] Figures in US$ are presented as referential information without representing an accounting basis; translated at the average exchange rate of Bs. 2,144.6 / 1US$. There is an exchange control in Venezuela since February 2003.

Consolidated INCOME STATEMENT

(In millions of Bs. and US$)

Semester ended	June 30 2007 US$¹	June 30 2007 Bolivars	December 31 2006 Bolivars	June 30 2006 Bolivars	December 31 2005 Bolivars	June 30 2005 Bolivars
Interest Income						
Income from Cash and Due from Banks	2	4,131	8,711	7,794	4,302	3,603
Income from Investment Portfolio	177	378,643	352,287	326,044	310,297	308,374
Income from Loan Portfolio	478	1,025,575	881,775	704,113	595,216	448,513
Income from Financial Assets	2	4,569	771	0	0	0
Total Interest Income	659	1,412,918	1,243,544	1,037,951	909,815	760,490
Interest Expenses						
Interest on Demand and Savings Deposits	105	224,175	196,021	165,637	132,348	94,315
Interest on Time Deposits	85	183,294	181,291	193,291	172,719	151,990
Interest on Securities Issued by Mercantil	14	30,344	16,096	11,180	9,168	8,071
Interest on Financial Liabilities	26	56,217	44,371	34,823	36,709	29,511
Total Interest Expenses	230	494,030	437,779	404,931	350,945	283,887
Net Interest Income	429	918,888	805,765	633,020	558,870	476,603
Allowances for Losses Loan Portfolio	33	69,768	76,204	17,048	44,938	21,277
Net Financial Margin	396	849,120	729,561	615,972	513,933	455,326
Commissions and Other Income						
Trust Fund Operations	10	20,489	19,955	18,861	17,906	15,773
Foreign Currency Transactions	1	1,376	1,191	829	761	489
Commissions on Customer Account Transactions	43	92,720	88,153	64,952	53,987	45,263
Commissions on Letters of Credit and Guarantees	8	16,092	14,014	10,608	11,264	9,816
Equity in Long-Term Investments	10	22,479	17,718	15,191	13,111	9,533
Exchange Gains	1	2,118	(2,461)	11,955	41,526	84,901
Income (loss) on sale of Investments in securities	(8)	(16,890)	33,050	116,339	309,135	15,096
Other Income	75	161,329	248,156	184,214	154,617	154,903
Total Commissions and Other Income	140	299,713	419,776	422,949	602,308	335,774
Insurance Premiums, Net of Claims						
Premiums	230	492,911	382,078	293,533	251,955	191,397
Claims	(195)	(418,425)	(317,749)	(244,426)	(196,795)	(144,823)
Total Insurance Premiums, Net of Claims	35	74,486	64,329	49,107	55,161	46,574
Operating Income	571	1,223,319	1,213,666	1,088,028	1,171,401	837,674
Operating Expenses						
Salaries and Employee Benefits	199	426,766	366,676	367,850	287,074	231,151
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	48	102,902	91,257	78,266	81,107	67,848
Fees Paid to Regulatory Agencies	24	51,247	41,581	35,699	30,802	23,066
Other Operating Expenses	152	325,256	361,680	282,310	256,750	228,084
Total Operating Expenses	423	906,171	861,194	764,125	655,732	550,149
Operating Income Before Taxes, Extraordinary Items and Minority Interests	148	317,148	352,472	323,903	515,669	287,525
Taxes						
Current	(38)	(81,329)	(65,275)	(59,424)	(33,610)	(46,528)
Deferred	2	3,449	3,297	2,641	446	(3,168)
Total Taxes	(36)	(77,880)	(61,978)	(56,783)	(33,164)	(49,696)
Net Income before Minority Interests	112	239,268	290,494	267,120	482,505	237,829
Minority Interests	(0)	(310)	(384)	(1,496)	(1,427)	(577)
Net Income for the Period	111	238,958	290,110	265,624	481,078	237,252

(1) Figures in US$ are presented as referential information without representing an accounting basis; translated at the average exchange rate of Bs. 2,144.6 / 1US$. There is an exchange control in Venezuela since February 2003.





"MERCANTIL's support has been fundamental for us, particularly in the mortgage area for more than 15 years. MERCANTIL financed the vast majority of our projects – over one thousand homes, mostly in Zulia State. In the last four years they have also provided us with support in the commercial and insurance fields."

Carlos González
President
Promotora Lago Country and
President of the Real Estate
Chamber of Zulia State

Customer from the mortgage segment
Maracaibo, Zulia State




BANCO CENTRAL de



Banco Mercantil, a subsidiary of Mercantil Servicios Financieros, is **the leading mortgage lender**, with a 19.1% market share at June 30, 2007.

Economic Climate

Global

During the first half of 2007, the world economy continued to grow significantly, shored up in particular by the expansion of trade observed since 2004. This dynamism is still concentrated among some of the world's largest economies, China, India and Russia, and the emerging economies of East Asia. Export-led growth, characterized by the generation of huge trade surpluses, continues to position the Asian region as the largest source of liquidity in international markets. This year China is slated to grow around 11.2%, India 9% and Russia 7%. The largest emerging economies of Asia such as Indonesia, Malaysia, Singapore, Taiwan and the Philippines are expected to register growth rates in excess of 5.4%. Growth of the eurozone and Japan exceeded the trend, showing signs that domestic demand is gaining ground as a determining factor in these economies' economic expansion.

The growth and external strength of the Asian economies mentioned above have led this region's central banks to accumulate reserves in the order of US$ 3 trillion, making the zone the most important benchmark for global monetary policy. During the second quarter of this year, the surplus liquidity continued to flow and was channeled into highly-liquid low-risk assets in the United States, which has significantly helped to finance its balance of trade deficit.

Summary of Economic Performance	2006	2007
First Semester		
Percentage Variation of Gross Domestic Product* %[1]		
Total	9,8	8,8
Oil Sector	(0,6)	(5,6)
Non Oil Sector	11,7	10,6
Exchange rate. Bs./US$		
End of Period	2.150,0	2.150,0
Average	2.150,0	2.150,0
Exchange rate variation %		
End of Period	-	-
Average	-	-
Inflation %		
Actual	5,5	7,8
Annualized	11,4	16,1
Interest Rates (%)		
Average Lending Rates (6 main banks)	13,8	14,9
90 day Time Deposits (6 main banks)	10,0	10,1

[1] GDP figures correspond to the first semesters
Source: Venezuelan Central Bank own calculations

Interest Rates in Venezuela (6 main banks)



(%)
17
16
15
14
13
12
11
10
9

Average Lending Rates

90 day Time Deposits

Source: Central Bank of Venezuela

United States

The economy picked up again, registering 3.4% growth in the second quarter, which contrasted with a record low of just 0.6% in the first quarter, its lowest in the last 17 quarters. The recovery of the growth rate in the second quarter was attributed mainly to a reduction in imports, an increase in Federal Government expenses and inventories, and growth of exports and non-residential construction. Another favorable factor was that residential investment fell at a slower rate than previously. These expansive factors were partially offset by the significant decrease in personal consumer expenditure.

Consumption continues to be the critical factor affecting the US economy. Although some indicators such as retail sales, personal income and unemployment do not point to a drop in consumption, a series of potential threats still loom over North American consumers, in particular: a) high energy prices, especially gasoline at more than US$ 3 a gallon during the first semester, although price dropped in July and August to even lower than they were in the same period of 2006, attenuating any possible negative effect on household budgets, and b) the deterioration of the mortgage portfolio in the sub-prime mortgage loan segment to an adjustable rate and the rise in interest rates on mortgages, which are additional burdens on for households with this type of debt. Furthermore, a possible fall in the FED's federal fund interest rates in reaction to continued credit problems in the financial sector and fears of a possible slowdown in consumption, may spur changes in the composition of international financial flows, which would affect the currency exchange rate and trade flows. The risk of this correction increases as interest rates in Europe rise and the risk-adjusted yields of European assets become more attractive than those in the US.

Annual consumer inflation (measured by the percentage variation of the Consumer Price Index (CPI) in the first and second quarter of this year compared to the same periods in 2006, was 2.4% and 2.7%, lower in both cases than for the same periods in 2006 (3.7% and 4.0%).

Latin America

Generally speaking the region registered high growth rates in the first part of the year, despite the less favorable performance of Mexico, largely due to the decline in the demand for exports to the United States. On average, Latin America could experience a 4.6% growth this year, half a point below the growth in 2006, fostered again by the sound prices of its main exports, of liquidity in the world and still low interest rates. As in the recent past, this expansion may continue to be compatible with a moderately low (5%) external account balance (+0.8% of GDP) and only a small deficit in fiscal position, less than 1% of GDP, to be financed without major limitations.

In spite of the favorable macroeconomic climate, in light of the results of the numerous electoral events (ten presidential elections) there is still, in some cases, uncertainty as to the direction that economic policy and the institutional reforms to be implemented by the new authorities will take, and in other cases as to the maintenance of a political and social consensus capable of sustaining the economic orientation of previous years

Venezuela

The Venezuelan economy grew 9.1% and 8.8% in the first and second quarters, shored up by the expansion of construction with variations of 27.7% and 15.5%, Financial Institutions and Insurance with 27.1% and 20.5%, Trade with 21% and 17.9% and Communications with 19% and 28%. Manufacturing activities grew 7.8% and 8.2% in the first two quarters, below the general average, and Oil underwent consecutive negative variations of 5.6% and 3.9%. With the global expansion of the economy for the fourteenth successive quarter, unemployment fell to 8.3% at the end of close of the semester (140 basis points lower than in June 2006).

Accumulated inflation to July was 8.3% (8.1% over the same period of 2006), despite price control measures, maintenance of the exchange rate and the reduction of VAT.

The results for the external sector during the first semester deteriorated with respect to 2006. The balance of trade surplus fell to US$ 10,666 million (US$ 19,807 million during the first semester of 2006), due both to a US$ 3,119 million reduction in exports and a US$ 6,022 million increase in imports. This balance, added to the service account deficit (US$ 2,481 million), the balance of payments current account registered a surplus or US$ 8,772 million (US$ 15,542 million surplus in 2006). This balance was more than exceeded by the capital account deficit of US$ 19,884 million, due on the one hand to the effect of withdrawals originated by the issuance of PDVSA bonds, and on the other to the effect of compensation paid out as a result of the nationalization of CANTV, ELECAR and SENECA.

The balance of payments in the first semester closed with a global deficit of US$ 12,837 million with the consequent decline in international reserves. These results include the transfer of US$ 6,700 million in reserves held by the Central Bank and classified as surplus, to FONDEN, which amounts to an accumulation of external reserves by residents and thus a capital outgoing.

The National Treasury's projected expenses up to June were Bs. 52.600 billion, 16.4% higher than the outgoings for the first half of 2006. These expenses were backed by the huge amount of oil revenues and a 46% increase in domestic tax revenue over 2005.

The Central Bank maintained its relatively lax monetary policy during the semester, placing instruments designed to absorb liquidity (CDs under repo) which were, on average, lower than the maturities of those securities. Also the legal reserve was increased from 15% to 16% on the basis of Reserves for Net Liabilities (at July 14, 2006) and to 17% as of October, loans to the tourism sector (from 2.5% a 3%) and to the agricultural sector (from 16% to 21%). In July the minimum savings deposit rate was raised from 6.5% to 8% and Time Deposits and Investments sold under Repurchase Agreement went from 10% to 11%. All these measures had a negative impact in the financial margin and thus on the profitability of the banking sector.

Money in the hands of the public has remained close to their end-of-2006 levels, despite the sterilization produced by the combined effect of the PDVSA Bond and Bono del Sur II issues and the increase in the amount of currency authorized by CADIVI. This increase in resources in the monetary market has kept interest rates unchanged with respect to the same period last year, with increases in lending and deposit rates of 79 and 45 basis points respectively.



"We have insured with Seguros Mercantil for many years. We chose Seguros Mercantil as our insurance company because of the confidence the Mercantil group inspires. We have always received rapid and effective personalized treatment at the highest levels. We have had a long-term relationship both with the bank and the insurance company."

Antonio Osorio
Corporate Manager
Financial Planning
Sivensa





Seguros Mercantil, a subsidiary of Mercantil Servicios Financieros, ranks **fourth in the proprietary insurance business in Venezuela**, and is backed by the leading reinsurance companies. Seguros Mercantil has increased its policy holders' portfolio by around 100,000 new policies.

Management Discussion and Analysis

BALANCE SHEET

A summarized Balance Sheet is shown below and the main variations by comparison with June 2007 and December 2006 are commented on.

Consolidated Balance Sheet Relevant Figures

(In millions of Bs. and US$, except for percentages)	June 30 **2007** US$[1]	June **2007** bolivars	December 31 **2006** bolivars	June 30 **2006** bolivars	Jun. **2007** Vs. dec. **2006** Increase (Decrease)	%	Jun. **2007** Vs. Jun. **2006** Increase (Decrease)	%
Total Assets	16,873	36,185,830	31,716,967	26,956,778	4,468,863	14.1	9,229,053	34.2
Invesment Portfolio	5,833	12,509,367	11,959,221	10,033,884	550,146	4.6	2,475,483	24.7
Loan Portfolio, Net	7,972	17,099,617	14,572,267	12,914,621	2,527,350	17.3	4,184,996	32.4
Depósits	13,491	28,932,763	25,246,872	21,440,739	3,685,892	14.6	7,492,024	34.9
Shareholder's Equity	1,273	2,729,123	2,589,423	2,348,602	139,700	5.4	380,521	16.2
Assets in Trust	3,629	7,783,213	7,897,496	6,696,557	(114,283)	(1.4)	1,086,656	16.2

[1] Information in US$ translated at the average controlled exchange rate of Bs. 2,144.6/US$1, at June 30, 2007

The audited financial statements and their notes can be found in the inside back cover of this Report. The accounting principles used are summarized at the end of this chapter.

Total Assets

During this six-month period, total assets rose 14.1% to Bs. 36,185,830 million (US$ 16,873 million)[1]. The total consolidated assets of the Banco Mercantil subsidiary, including overseas agencies, is Bs. 21,655,944 million (US$ 10,098 million)[1] representing an increase of 13.3% (Bs. 2,548,601 million) since December 2006. The Commercebank Holding subsidiary attained total assets of Bs. 12,675,135 million (US$ 5,910 million)[1], a 17.8% increase compared with the previous six-month period in dollar terms.

Total Assets by Currency

Bs. 36,185,830 million (US$ 16,873 million)
At June 30, 2007



Bolivars 58,6%
Dollars 41,4%

Investment Portfolio

During the first semester, investments reached Bs. 12,509,367 million, a 4.6% increase (Bs. 550,146 million) from Bs. 11,959.221 million obtained at year-end 2006. This growth includes: a) 3.5% reduction in the domestic operations, and b) 8.1% increase in the overseas operations in dollar terms.

At June 30, 2007, Investments are comprised as follows: 25.9% by securities Issued or Guaranteed by the US Government and government sponsored agencies; 27.2 % by Deposits in the Venezuelan Central Bank (BCV); 17.7% by securities issued by the Venezuelan Government and 29.2% by securities issued by the Venezuelan and the international private sector, mainly the United States.

Investment Portfolio by Issuer
Bs. 12,509,367 million (US$ 5,833 million)
At June 30, 2007


27,2% Venezuelan Central Bank (BCV)
21,3% US Government
4,6% US government sponsored agencies
26,7% International Private Sector
17,7% Venezuelan Government
2,5% Venezuelan Private Sector

Total Investments in Securities Issued or Guaranteed by the Venezuelan nation (excluding the BCV) represent 0.8 times MERCANTIL's Equity and 6.1% of its assets. These securities represent 1.1 times the Equity and 9.2% of the assets of Banco Mercantil. According to the Ministry of Finance figures, at March 30, 2007 MERCANTIL owned 2.4% of the domestic public debt securities issued by the Venezuelan State.

By maturity and yield, Investments at June 30, 2007, are broken down as follows:

Investments by maturity and yield
(In billions of Bs. except for percentages)

Maturity Years	Trading securities	Securities available for sale		Securities held to Maturity		Share Trading Portfolio	Time deposits and placements		Restricted Investments		
	Bs. [1]	Bs. [1]	% [3]	Bs. [2]	% [3]	Bs. [1]	Bs. [1]	% [3]	Bs. [1]	% [3]	Total
Bs. Less than 1 year		498	5.4%	1	5.7%	14	3,514	9.6%	1	6.5%	4,028
From 1 to 5 year		1,007	4.6%	6	3.4%				33	3.5%	1,046
Over 5 year		222	5.1%								222
US$ Less than 1 year	641	1,873	5.8%	5	6.4%	24	621	5.0%	29	5.5%	3,193
From 1 to 5 year		315	10.5%	179	5.7%		2	6.8%	63	4.9%	559
Over 5 year		3,304	5.7%	156	6.0%				1	6.1%	3,461
	641	**7,219**		**347**		**38**	**4.137**		**127**		**12,509**

[1] Registered at market value
[2] Amortized costs
[3] Yield is obtained from amortized cost at year end. It is calculated by dividing income from securities (including amortized premiums or discounts) by amortized costs.

Investments at the close of the first half of 2007, by company, issuer and currency, are broken down as follows:

Breakdown of Investments by Company Issuer and Currency at June 30, 2007
(In billions of Bs. and millions of US$, except for percentages)

	Venezuelan Central Bank	US Goverment/US Gov. Sponsored Agencies	International Private Sector	Venezuelan Goverment	Venezuelan Private Sector	Total Bs
Bolivars						
Banco Mercantil	3,400	0	89	1,415	74	4,978
Seguros Mercantil and others	0	0	0	225	92	317
Total Bs.	**3,400**	**0**	**89**	**1,640**	**166**	**5,295**
US Dollars						
Banco Mercantil	0	19	21	153	27	219
Commercebank	0	1,369	1,273	0	0	2,642
Seguros Mercantil and Others	0	124	226	113	39	503
Total US$	**0**	**1,512**	**1,520**	**266**	**66**	**3,364**
Distribution %	**27.2%**	**25.9%**	**26.7%**	**17.7%**	**2.5%**	**100%**

(1) Figures in US$ are presented as referential information without representing an accounting basis; translated at the average exchange rate of Bs. 2,144.6 / 1US$. There is an exchange control in Venezuela since February 2003.

Net Loan Portfolio

At the close of the first semester of 2007 the Loan Portfolio was Bs. 17,099,617 million, 17.3% higher than the Bs. 14,572,267 million recorded at year-end 2006. This increase includes: a) 15.7% growth of domestic operations, and b) 1.6% increase in overseas operations (in US$).

Loan portfolio quality remains very favorable. The Ratio of Past Due and Non-performing Loans to Gross Loans is 0.6%. This indicator is 0.5% at Banco Mercantil compared with 1.1% for the Venezuelan financial system as a whole and 0.9% at Commercebank. At June 30, 2007, 99.2% of MERCANTIL's loan portfolio is outstanding.

At June 30, 2007 Banco Mercantil ranks second in the Venezuelan financial system in terms of Gross Loans, with a 13.3% market share. During the semester Banco Mercantil's loan portfolio grew 27.3% compared to December 2006, to Bs. 10,961,942 million. The agricultural portfolio accounted for 7.2% of this growth, the commercial portfolio 5.5%, the construction portfolio 5.2% and the consumer portfolio 4.3%.

Net Loans by Business Segment
Bs. 17,099.617 million (US$ 7,972 million)
At June 30, 2007



32% Corporate
44% SME's
24% Individuals

Minimum statutory requirement for Banco Mercantil's loan portfolio by economic sector and applicable interest rates

Sector	Percentage of compliance	Jun-07 % of Compliance reached	Jun-07 % of Compliance required	Dec-07 % of Compliance required	Market Share	Interest Rate as of June 2007
Agriculture	Calculated on the gross loan portfolio at December 31, 2006, Monthly Compliance. Maximum per customer: 5% of the current portfolio.	21.3%	18%	21.0%	20,0%	Set weekly by the Central Bank (BCV), based on the weighted average lending rate of leading banks. At June 30, 2007 this is 12.85%
Mortgage	Calculated on the gross loan portfolio at December 31, 2006, distributed as follows: 5% in long-term loans and 5% in short-term loans. Annual Compliance.	7.6%	-	10.0%	19,1%	Set semi-annually by the Housing and Habitat Ministry, based on the weighted average lending rate of leading banks. Currently set at 10.11%
Microcredits	3% Calculated on the gross loan portfolio at December 31, 2006, Monthly Compliance.	3.9%	3.0%	3.0%	9,8%	Within minimum and maximum rates established by the Central Bank.
Tourism	Calculated on the gross loan portfolio at December 31, 2006. Quarterly Compliance.	2.3%	2.0%	3.0%	19,7%	Set monthly by the Central Bank, based on the weighted average lending rate of leading banks. Between 12.75% and 14.35% at June 30, 2007, depending on the geographical region of the project.

Commercebank's net loans grew 4.1% during the first semester of 2007 to US$ 2,698 million, comprised mainly of Commercial and Corporate loans. It is currently broken down as follows: 30% commercial loans, 61% mortgages (mainly construction) and 9% commercial acceptances and advances.

Loan Portfolio Classified by Status

(In millions of Bs. except for percentages)	June 30 **2007** bolivars	%	December 31 **2006** bolivars	%	June 30 **2006** bolivars	%
Current	17,284,169	99.2	14,726,303	99.1	13,067,951	99.4
Rescheduled	25,309	0.2	28,414	0.2	33,185	0.3
Past Due	108,097	0.6	103,767	0.7	45,408	0.3
Non-performing loans	3,028	0.0	7,283	0.0	5,503	0.0
	17,420,603	**100.0**	**14,865,767**	**100.0**	**13,152,047**	**100.0**

Deposits

At the close of the first half of 2007, Deposits totaled Bs. 28,932,763 million, representing a 14.6% increase compared to Bs. 25,246,872 million recorded at year-end 2006. This increase includes: a) 8.7% growth in domestic operations, and b) 5.9% growth in overseas operations (in US$).

Banco Mercantil ranks first in Venezuela's domestic banking system with market shares of 12.8% and 15.6% of Total Deposits and Savings Deposits respectively.

Commercebank's deposits for the first half of 2007 were US$ 4,604 million, 19.4% higher than at the close of December 2006, in dollar terms.

Deposits by Business Segment
Bs. 28,932,763 million (US$ 13,491 million)
At June 30, 2007


26% Corporations
25% SME's
49% Individuals

Shareholders' Equity

At the close of the first half of 2007 Shareholders' Equity rose 5.4% to Bs. 2,729,123 million (US$ 1,273 million)[1] compared with Bs. 2,589,423 million (US$ 1,207 million)[1] recorded at year-end 2006. This increase includes mainly the net income for the semester of Bs. 238,958 million, a Bs. 47,073 reduction due to cash dividend payment, a Bs. 45,493 million reduction from adjusting Investments Available for Sale to their market value and Bs. 6,684 million in repurchased shares.

MERCANTIL's Equity/Assets ratio at June 30, 2007 is 7.5% and the Equity/Risk-Weighted Assets ratio is 14.4% (minimum requirement 8%, based on the standards of the National Securities Commission). In the case of Banco Mercantil, at June 30, 2007, the Equity/Assets ratio is 9.4%[2] and the Equity/Risk-Weighted Assets is 12.2% according to the Venezuelan Superintendency of Banks Standards. For Commercebank N.A. these indicators are 8.1% and 10.6% respectively, based on the standards of the Office of the Comptroller of the Currency (OCC).

(1) Information in US$ translated at the closing controlled exchange rate of Bs. 2,144.6/US$1, at June 30, 2007
(2) Calculated by dividing Shareholders' Equity by Total Assets minus Investments in Public Debt Securities

Profits and Loss

Below is a summary of the main variations, giving a year-on-year comparison.

Financial Margin Semester ended *(In millions of Bs. and US$, except for percentages)*	June 30 **2007** US$'	June 30 **2007** Bolivars	December 31 **2006** Bolivars	June 30 **2006** Bolivars	Jun. **2007** Vs. Dec. **2006** Increase (Decrease)	%	Jun. **2007** Vs. Jun. **2006** Increase (Decrease)	%
Interest Income	659	1,412,918	1,243,544	1,037,951	169,374	13.6	374,967	36.1
Interest Expenses	230	494,030	437,779	404,931	56,252	12.8	89,099	22.0
Net Interest Income	**429**	**918,888**	**805,765**	**633,020**	**113,123**	**14.0**	**285,868**	**45.2**
Allowances for losses on loan Portfolio	33	69,768	76,204	17,048	(6,436)	(8.4)	52,720	309.2
Net Financial margin	**396**	**849,120**	**729,561**	**615,972**	**119,559**	**16.4**	**233,148**	**37.9**

(1) Figures in US$ are presented as referential information without representing an accounting basis; translated at the average exchange rate of Bs. 2,144.6 / 1US$. There is an exchange control in Venezuela since February 2003.

Net Interest Income

The Net Interest Income rose 45.2% from Bs. 633,020 in the first half of 2006 to Bs. 918,888 recorded in the first semester of 2007. This increase mainly includes: a) 39.9% increase in the domestic operation's margin, and b) 5.3% growth in the overseas operation (in US$).

The year-on-year increase in the net interest income was largely due to the fact that average volumes of financial assets and liabilities in Venezuela grew by 30.6% and 42.1% respectively, and abroad by 21.9% and 17.8% respectively, in dollar terms.

Allowances for Losses on Loan Portfolio

During the first semester of 2007, expenses for Allowances for losses on loan portfolio were Bs. 69,768 million (US$ 33 million). This accumulated provision rose to Bs. 320,986 million as of June 30, 2007, 1.8% of Gross Loans with a ratio of past-due and non-performing loans to gross loans of 288.9%. Write-offs for the six month period were Bs. 20,482 million in Venezuela and US$ 8.7 million abroad.

Commissions, Other Income and Insurance Premiums, Net of Claims

Semester ended *(In millions of Bs. and US$, except for percentages)*	June 30 **2007** US$	June 30 **2007** Bolivars	December 31 **2006** Bolivars	June 30 **2006** Bolivars	Jun. **2007** Vs. Dec. **2006** Increase (Decrease)	%	Jun. **2007** Vs. Jun. **2006** Increase (Decrease)	%
Net Financial Margin	**396**	**849,120**	**729,561**	**615,972**	**119,559**	**16.4**	**233,148**	**37.9**
Commissions and Other income	140	299,713	419,776	422,949	(120,063)	(28.6)	(123,236)	(29.1)
Insurance Premiums, Net of Claims	35	74,486	64,329	49,107	10,157	15.8	25,379	51.7
Operating Income	**571**	**1,223,319**	**1,213,666**	**1,088,028**	**9,653**	**0.8**	**135,291**	**12.4**

(1) Figures in US$ are presented as referential information without representing an accounting basis; translated at the average exchange rate of Bs. 2,144.6 / 1US$. There is an exchange control in Venezuela since February 2003.

Commissions, Other Income and Insurance Premiums, Net

During the first half of 2007, Commissions and Other Income decreased 29.1% (Bs. 123,236 million) compared to the first half of 2006, mainly attributable to:

- Bs. 133,229 million decline in earnings on the sale of investments in securities due on the one hand to the fact that the first six-month period of 2006 includes the effect from the sale of a minority stock investment which produced Bs. 61.505 in extraordinary earnings, and on the other hand a decline in earnings on the sale of securities, and losses on the trading securities valuation at the close of the first half of 2007, mainly securities issued by the Bolivarian Republic of Venezuela, autonomous Venezuelan State corporations and sovereign governments.
- A Bs. 27,768 million increase in commissions on customer account transactions due to a larger volume of transactions.

Insurance premiums

In the first semester of 2007 Insurance Premiums net of commissions, reinsurance and claims rose 51.7% to Bs. 74,486 million, compared to Bs. 49,107 million in the first semester of 2006. The increase in insurance activity was mainly due to the 68% growth in premiums which reached Bs. 492,911 million in the first half of the year, with claims increasing 64% over the same period to Bs. 276,918 million.

	Bs. 1,293,087 millon (US$ 603 millon) At June 30, 2007	Bs. 1,105,076 millon (US$ 515 millon) At June 30, 2006



Distribution of Total Income

(In millions of Bs. and US$, except for percentages)	2007 (%)	2006 (%)
■ Net Interest Income	71%	57%
□ Commissions and Insurance Premiums Net	22%	19%
⁚ Income on Sale of Investments in Securities	(1%)	11%
Other Income	8%	13%

Net Income

Semester ended *(In millions of Bs. and US$, except for percentages)*	June 30 **2007** US$[1]	June 30 **2007** Bolivars	December 31 **2006** Bolivars	June 30 **2006** Bolivars	Jun. **2007** Vs. Dec. **2006** Increase (Decrease) Bolivars	%	Jun. **2007** Vs. Jun. **2006** Increase (Decrease) Bolivars	%
Operating Income	**571**	**1,223,319**	**1,213,666**	**1,088,028**	**9,653**	**0.8**	**135,291**	**12.4**
Operating Expenses	224	479,405	494,518	396,275	(15,113)	(3.1)	83,130	21.0
Personnel Expenses	199	426,766	366,676	367,850	60,090	16.4	58,916	16.0
Taxes (current and deferred)	36	77,880	61,978	56,783	15,902	25.7	21,097	37.2
Minority Interests	0	310	384	1,496	(74)	(19.3)	(1,187)	(79.3)
Net Income for the period	**112**	**238,958**	**290,110**	**265,624**	**(51,152)**	**(17.6)**	**(26,666)**	**(0.1)**

[1] Figures in US$ are presented as referential information without representing an accounting basis; translated at the average exchange rate of Bs. 2,144.6 / 1US$. There is an exchange control in Venezuela since February 2003.

Operating Expenses

Operating and personnel expenses were 18.6% higher (Bs. 142,046 million) than in the first half of the year compared with June 30, 2006. This increase was mainly due to:

- Bs. 58,916 million (16.0%) increase in personnel expenses which includes the application of wage increase policies, the effect of the new employee benefits in line with the collective bargaining agreement signed between the Bank and its employees and valid for three years starting January 1, 2007, as well as the increase in the size of the payroll by 836 employees (717 in Venezuela and 119 abroad), from 8,891 to 9,727, to satisfy the growth of operations in Venezuela and abroad. Banco Mercantil in Venezuela increased its payroll by 592 employees to meet staffing requirements (mainly in the branches) due to a higher demand of services and businesses. Assets per employee rose from Bs. 1.9 billion in 2006 to Bs. 2.6 billion in 2007. Also in Venezuela, Seguros Mercantil recruited 120 more employees for the business and operations area to handle the growth in activity.

  That increase brought the net earned premium from Bs.392 million per employee at June 20, 2006 to Bs. 529 million at June 30, 2007. In the case of overseas business, assets grew US$ 5.8 million per employee in 2006 to US$ 6.5 million per employee in 2007. The first semester of 2006 includes Bs. 51 billion in non-recurring expenses from the application of the new employees saving scheme called, the "Plan de Ahorro Previsional Complementario Mercantil".
- Bs. 24,635 million (31.5%) increase over the first half of 2006, due to higher depreciation; plant, property and equipment expenses; amortization of intangibles, among others.
- Increase of Bs. 15,548 million in quotas paid to regulatory agencies, 43.6% higher than the first semester of 2006, mainly due to the growth of operations in Venezuela.
- Bs. 42,946 million (15.2%) increase in other operating expenses over the first semester of 2006, which includes the following increases: communications Bs. 12,299 million, outsourcing Bs. 9,192 million, advertising expenses Bs. 8,577 million and charges for services Bs. 7,225 million.

Inflation in Venezuela in the first half of 2007 was 7.8% and 19.4% in the 12 months ended June 30, 2007. This variable has a significant effect on MERCANTIL's operating expenses.

Taxes

At June 30, 2007, MERCANTIL and its subsidiaries reported important disbursements on various types of taxes and contributions, broken down as follows:

In Venezuela: An estimated of Bs. 56,551 million in income taxes; Bs. 30,358 million in value added tax; Bs. 27,036 million in municipal taxes; Bs. 38,402 million in contributions to the Deposit Guarantee Fund (FOGADE); Bs. 10,277 million in quotas paid to the Superintendency of Banks and Other Financial Institutions (SUDEBAN); Bs. 1,234 million in quotas paid to the Superintendency of Insurance; Bs. 776 to meet its obligations under the Science, Technology and Innovation Act and Bs. 2,893 million in obligations under the Organic Law on Narcotic and Psychotropic Substances.

For transactions outside Venezuela: Bs. 24,632 million in income taxes; Bs.1,172 million in municipal taxes and Bs. 1,450 million in quota payments to bank regulatory agencies.

Taxes and contributions in Venezuela and abroad totaled Bs. 194,781 million.


MERCANTIL

MERCANTIL has supported the mountain climbing project "Proyecto Cumbre" in its conquests.

From left to right: Marcus Tobía, Martín Echevarría, Marco Cayuso and Carlos Castillo.

Summary of the Accounting Principles Used to Prepare the Financial Statements

National Securities Commission (CNV)

MERCANTIL's financial statements are presented in conformity with the standards prescribed by the National Securities Commission (CNV). Below is a summary of some of the Generally Accepted Accounting Principles currently applied.

Investment Portfolio

Investments in Trading Securities - Recorded at their market value. Unrealized gains or losses resulting from differences in fair values are recorded in the results for the period. Investments in securities available for sale - Recorded at their market value. Unrealized gains or losses resulting from differences in fair values and exchange rate fluctuations are included in shareholders' equity. Investments in securities held to maturity - Recorded at their acquisition cost adjusted for amortization of premiums or discounts. For all portfolio investments, permanent losses resulting from decreases in fair value are recorded in the results for period in which they occur.

Loan Portfolio

Loans are classified as past due 30 days after their maturity date. The allowances for losses on loan portfolio is determined based on a collectibility assesment to quantify the specific provision to be made for each loan. The aspects considered include economic conditions, customer's credit risk, credit history and guarantees received. Loans for smaller amounts of similar nature are evaluated as a whole to determine the provisions.

Income and expenses recognition

Income, costs and expenses are recorded as earned or incurred. Interest on over due or non-performing loans is recorded as income when collected. The fluctuation in the market value of derivatives is included in the results for the period. Insurance premiums are recorded as income when earned.

Consolidation

Consolidated financial statements include the accounts of MERCANTIL and its more than 50% owned subsidiaries and other institutions in which MERCANTIL has a controlling interest. Its main subsidiaries are:

- Banco Mercantil, C.A., a universal bank in Venezuela and its overseas agencies and branches;
- Commercebank, N.A., a bank in the United States of America and its subsidiaries, Commercebank Investment Services, Inc. and Commercebank Trust Company, N.A.;
- Banco Mercantil (Schweiz) AG, a bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in the Cayman Islands;
- Seguros Mercantil, C.A. an insurance company in Venezuela;
- Banco Mercantil Venezolano, N.V., a bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama;
- Merinvest Sociedad de Corretaje C.A, a broker-dealer in Venezuela, Mercantil Servicios de Inversión, C.A. and Mercantil Sociedad Administradora de Entidades de Inversión Colectiva, C.A.

Inflation Adjustment

According to the National Securities Commission's standards, MERCANTIL's financial statements must be presented in historical figures after fiscal year ended December 31, 1999. Therefore, as of January 2000, MERCANTIL discontinued the inflation adjustment of its primary financial statements. Fixed assets, among other items, are now shown at their inflation-adjusted value up to December 31, 1999. The market value determined by independent appraisers is higher than the inflation-adjusted cost. New additions since then are recorded at their acquisition cost.

Present in WalkAmerica

For more than five years, Commercebank N.A., a subsidiary of Mercantil Servicios Financieros, has actively participated in WalkAmerica, a walk organized by the March of Dimes in the United States to raise funds for research projects and community programs to help prevent premature birth and infant mortality.

This year, Commercebank N.A. ranked among the first five contributors to this community initiative in Miami Dade county.



One Step. One Life.
COMMERCEBANK

Performance of Subsidiaries

MERCANTIL's global activities include operations in Venezuela and abroad, and are reviewed in the Management Discussion and Analysis chapter.

Below is a summary of MERCANTIL's operations through each of its subsidiaries at June 30, 2007, in keeping with the standards of the National Securities Commission (CNV).

Mercantil Servicios Financieros [1]

In millions (30-06-07)

Shareholders' Equity Bs. 2,729,123

US$. 1,273

Shareholders' Equity	Banco Mercantil C.A. Bs. 1,617,356 US$ 754,153	Commercebank Holding Corp. Bs. 728,710 US$ 339,788	Holding Mercantil Internacional Bs. 148,560 US$ 69,272	Seguros Mercantil, C.A. Bs. 217,880 US$ 101,595	Merinvest, C.A. Bs. 87,989 US$ 41,028	Others Bs. 68,545 US$ 31,962	
Main Activity	Venezuelan Universal Bank	Commercial bank, brokerage and trust services in USA	International Banks	Insurance in Venezuela	Invesment Banking Mutual Funds, Traiding & Brokerage in Venezuela	Other non financial Bussiness	
Main Subsidiaries		Commercebank N.A. Commercebank Investment Services (CIS) Commercebank Trust Company (CTC)	Banco Mercantil (Schweiz), AG. (Switzerland) BMC Bank & Trust (Cayman Islands) Banco Mercantil Venezolano NV (Curazao) Banco del Centro (Panamá)		Merinvest Sociedad de Corretaje, C.A Merinvest Sociedad Administradora de Entidades de Inversión Colectiva, C.A. Mercantil Servicios de Inversión, C.A		**Total**
(In millons of Bs.) [1]							
As of june 30, 2007							
Total Assets	21,338,040	12,675,135	793,784	821,143	280,490	277,238	36,185,830
Investments in securities	5,440,921	5,900,333	337,831	568,953	96,766	164,563	12,509,367
Loan Portfolio, Net	10,891,223	5,785,148	423,246	0	0	0	17,099,617
Deposits	18,695,256	9,529,743	707,764	0	0	0	28,932,763
Net income for the semester	197,894	39,863	(20,292)	18,412	3,949	(868)	238,958
(In millons of US$) [2]							
As of june 30, 2007							
Total Assets	9,950	5,910	370	383	131	129	16,873
Investments in securities	2,537	2,751	158	265	45	77	5,833
Loan Portfolio, Net	5,077	2,698	197	0	0	0	7,972
Deposits	8,717	4,444	330	0	0	0	13,491
Net income for the semester	92	19	(9)	9	2	0	112
Number of employees	7,419	907	51	1,226	51	73	9,727

1 Financial information presented in accordance with CNV standards. Figures net of elimination of intercompany transactions

2 Figures in US$ presented as referential information without representing an accounting basis; balance sheet data is translated at the closing exchange rate, and income statement figures at the average exchange rate for the period. There is an exchange control in place in Venezuela since February 2003

Below are some comments and a summary of MERCANTIL's main subsidiaries financial statements based on the accounting standards applicable to each of them by its own regulator. Therefore there are differences between the consolidated information by each regulator and consolidation in accordance with the standards of the National Securities Commission. Banco Mercantil complies with the standards of the Superintendency of Banks in Venezuela; Commercebank in accordance to US-GAAP regulation; Seguros Mercantil summarizes its statements in accordance with the Superintendency of Insurance in Venezuela and Merinvest in accordance with the National Securities Commission (CNV).

Banco Mercantil

Banco Mercantil's total assets grew Bs. 2,590,818 million (15.2%) over December 2006. During the first half of 2007 the Net Loan Portfolio grew Bs. 2,352,508 million (27.3%) and Public Deposits Bs. 2,366,697 million (16.1%). Loan portfolio quality remains very favorable. The ratio of Past-Due and Non-performing Loans to Total Loans is 0.5% versus 1.1% for the Venezuelan financial system as a whole.

At June 30, 2007 the Banco Mercantil subsidiary is Venezuela's leading bank in in terms of total deposits, savings deposits, agricultural loans, loans to the tourism sector and mortgage loans (Housing Loan Law), with market shares of 12.8%, 15.6%, 20.0%, 19.7% and 19.1%, respectively. It ranked second in terms of total assets, shareholders' equity, gross loans, deposits including investments sold under repurchase agreement and trust fund assets.

At June 30, 2007 Investments in Securities are broken down as follows: 62.1% in Certificates of Deposits and other in securities issued by the Venezuelan Central Bank (BCV); 31.8% in securities issued or guaranteed by the Venezuelan Government, 0.5% in securities issued by the U.S. Government and 5.6 % in securities issued by the Venezuelan and international private sectors and by U.S. Government sponsored agencies.

Shareholders' equity grew Bs. 159,737 million (10.5%) versus the close of December 2006. This increase includes mainly Bs. 224,067 million in net earnings for the first semester as well as Bs. 39,992 million corresponding to cash dividends paid out and a Bs. 24,338 reduction corresponding to the adjustment to market value of Investments Available for Sale.

As of June 30, 2007 the Equity/Assets ratio is 9.4%[1] (minimum requirement 8%) and Equity/Risk-Weighted Assets, according to the standards of the Superintendency of Banks in Venezuela, is 12.2% (minimum requirement 12%).

Banco Mercantil achieved Net Earnings of Bs. 224,067 million in the first half of 2007, representing a year-over-year increase of Bs. 50,351 million (29%). This improvement is mainly attributable to the interest income generated by the increase in average volumes of financial assets and liabilities.

As of June 30, 2007, the Net Interest Income increased by Bs. 219,473 million, 46.9% more than in the first semester of 2006 when it reached Bs. 467,735 million, mainly due to the increase in the average volumes of financial assets and liabilities in Venezuela, since interest rates in Venezuela maintained their downward trend during this period.

Operating Expenses increased Bs. 95,200 million (20%) compared with the first half of 2006, mainly due to the Bs. 25,440 million (9.9%) rise in Personnel Expenses. This increase responds to the application of the wage increase policy, the effect of the new collective bargaining agreement signed between the workers and their unions effective for three years starting January 1, 2007, as well as the following increases: headcount from 6,836 to 7,419 (583 more employees), Bs. 6,676 million advertising expenses, Bs. 5,749 million (20.9%) in outsourcing, Bs. 11,589 million (40.8%) in travel and communication expenses, Bs. 7,266 million (52.8%) in municipal expenses and municipal taxes and Bs. 12,078 million (49.7%) maintenance expenses and depreciation of property and

[1] Calculated by dividing Shareholders' Equity by Total Assets minus Investments in Public Debt Securities

equipment. The first semester of 2006 includes non-recurring expenses resulting from the implementation of the new employee saving scheme called "Plan de Ahorro Previsional Complementario".

Inflation in Venezuela during the first half of 2007 was 7.8% and 19.4% for the year ended June 2007. This variable has a significant effect on Banco Mercantil's operating expenses.

Banco Mercantil, C.A. (Banco Universal)
Consolidated

Semester ended *(In millions of Bs. and US$)*	June 30 **2007** US$[1]	June 30 **2007** Bolívars	December 31 **2006** Bolívars	June 30 **2006** Bolívars
Total Assets	9,134	19,588,593	16,997,775	12,768,762
Investments in Securities	1,617	3,467,416	3,886,047	1,750,090
Loan Portfolio, Net	5,111	10,961,942	8,609,434	7,863,350
Public Deposits	7,956	17,063,360	14,696,663	10,691,355
Shareholders' Equity	783	1,678,379	1,518,642	1,307,072
Net Income for the Period	104	224,067	250,409	173,715

Historical figures presented in accordance with the standards of the Superintendency of Banks and Other Financial Institutions
[1] Information in US$ translated at the controlled exchange rate at June 30, 2007 of Bs. 2,144.6/US$1

Commercebank Holding Corporation

At June 30, 2007 Commercebank Holding's assets totaled US$ 5,910 million, 17.8% up on December 2006. The loan portfolio grew 22.8% to US$ 2,751.

At June 30, 2007, Commercebank Holding had total assets of US$ 5,910 million, 17.8% higher than in December 2006. During the first half of the year, the Investment Portfolio grew 22.8% to US$ 2,751 000 million.

The investment portfolio is composed mainly of highly liquid instruments issued by the U.S. Government or U.S. Government sponsored agencies. The net loan portfolio grew 4.1% to US$ 2,698 million. Total deposits reached US$ 4.604 million at June 30, 2007, representing a variation of 19.4%, compared with December 31, 2006.

Commercebank posted US$ 18.6 million in profits for the first half of 2007, versus US$ 23.5 million at June 30, 2006. This decline is mainly due to higher loan provisioning.

Commercebank Holding Corporation
Consolidated

Semester ended *(In millions of Bs. and US$)*	June 30 **2007** US$[1]	June 30 **2007** Bolivars	December 31 **2006** Bolívars	June 30 **2006** Bolívars
Total Assets	5,910	12,675,135	10,763,184	9,770,198
Investments in Securities	2,751	5,900,333	4,805,621	4,289,473
Loan Portfolio, Net	2,698	5,785,148	5,559,923	4,654,542
Deposits	4,604	9,874,516	8,269,906	7,611,086
Shareholders' Equity	340	728,711	622,954	566,757
Net Earnings for the Period	19	39,863	41,523	50,379

Figures presented in accordance with USGAAP.
[1] Information in US$ translated at the controlled exchange rate at June 30, 2007 of Bs. 2,144.6/US$1.

Operating and personnel expenses rose 23.9% year on year to US$ 12.8 million. This increase is mainly due to the expansion of the infrastructure for new strategies (e.g. offering of new services and improvements in the quality of existing ones).

The results represent a Return on Assets (ROA) of 0.9% (1.1% in 2006), and a Return on Equity (ROE) of 10.7% (14.0% in 2006). The main Capital Adequacy Ratios for Commercebank N.A. are Equity/Assets ratio of 8.1% and Equity/Risk Weighted Assets ratio of 10.6%, in accordance with the standards of the Office of the Comptroller of the Currency (OCC).

The Office of the Comptroller of the Currency once again rated Commercebank, N.A. 'outstanding' in its evaluation of the bank's performance under the Community Reinvestment Law, its highest rating for financial institutions.

Seguros Mercantil, C.A.

Net earned premiums collected in the first semester rose 50% to Bs. 648,555 million, reflecting a remarkable effort by the sales force. At June 30, 2007, Seguros Mercantil was the third insurance company in Venezuela in terms of net earned premiums, with a market share of 9.1%.

At June 30, 2007 total assets accounted Bs. 953,388 million. Shareholders' Equity reached Bs. 279,694 million. This figure gives us a margin of solvency that complies with the regulations in force.

The figures presented include all the compulsory and voluntary reserves backing the companies operations, which include provision for claims settlements at the end of the financial period. Guarantees and reserves total Bs. 580,802 million.

At the close of the first half of 2007, the company's investment portfolio reached Bs. 848,653 million. Total investments for technical reserves, amounted to Bs. 615,341 million, maintaining liquidity levels to meet all commitments towards policyholders, insurance advisors and reinsurers.

Net earned premiums for individual business lines went from Bs. 186,751 million in the first six months of 2006 to Bs. 286,169 million in the first semester of 2007, a 53% increase, represented mainly by the health insurance and the automobile insurance business.

Net earned premiums for collective business lines totaled Bs. 320,662 million, a 73.1% year-on-year increase. This segment represents a significant proportion of the company's portfolio, with 49% of the market.

Technical income closed at Bs. 9,147 million at June 30, 2007, with a combined ratio of 98.2%. Net income is Bs. 17,424 million.

Seguros Mercantil, C.A.
Consolidated

Semester ended *(In millions of Bs. and US$)*	June 30 **2007** US$[1]	June 30 **2007** Bolivars	December 31 **2006** Bolivars	June 30 **2006** Bolivars
Total Assets	445	953,388	828,134	708,691
Investment Portfolio	396	848,653	719,277	617,481
Shareholders' Equity	130	279,694	265,527	211,373
Net Income for the Period	8	17,424	30,260	27,090
Net Premiums Collected	302	648,555	542,152	433,392

Historical Figures presented in accordance with the standards of the Superintendency of Insurance in Venezuela
[1] Information in US$ translated at the closing (controlled) exchange rate at June 30, 2007 of Bs. 2,144.6/US$1

Holding Mercantil Internacional, C.A.

Holding Mercantil Internacional mainly consolidates four financial institutions abroad: Banco Mercantil Venezolano N.V. in Curaçao, Banco del Centro in Panama, Banco Mercantil (Schweiz) AG in Zurich, Switzerland and BMC Bank and Trust Limited in the Cayman Islands.

The activities of Banco Mercantil (Schweiz) increased during the first half of 2007. Assets were up US$ 17 million compared to December 2006, closing at US$ 298 million. The loan portfolio reached US$ 171 million, 13.6% higher than the previous semester.

Holding Mercantil Internacional's Total Assets reached US$ 422 million at June 30, 2007, down 11% compared with the closing of 2006.

Net income for the period includes a reduction in earnings on the sale of securities and losses in the valuation of the Trading Portfolio at the close of the second half of 2007.

Holding Mercantil International C.A.
Consolidated

Semester ended *(In millions of Bs. and US$)*	June 30 **2007** US$¹	June 30 **2007** Bolivars	December 31 **2006** Bolivars	June 30 **2006** Bolivars
Total Assets	422	905,476	1,014,698	917,141
Invesment Portfolio	207	444,218	576,064	460,772
Loan Portfolio, net	198	425,391	413,062	401,018
Deposits	343	735,743	871,370	784,552
Shareholders' Equity	69	148,560	124,852	100,987
Net Income for the Period	(9)	(20,292)	5,742	2,966

Figures presented in accordance with the standards of the National Securities Commission (CNV)
(1) Information in US$ translated at the (closing) controlled exchange rate at June 30, 2007 of Bs. 2,144.6/US$1

Merinvest, C.A.

Merinvest's subsidiaries include a securities brokerage company, a mutual fund and an investment portfolio management company.

As of June 30, 2007 Merinvest attained Bs. 287,142 million in total consolidated assets, 77% more than in 2006. This growth is reflected in the investment portfolio which increased to Bs. 102,410 million (44% more than in the previous semester), and mutual fund operations carried out by Sociedad de Corretaje de Valores which amounted to Bs. 178,999 million at June 30, 2007 (111% compared with the previous semester). Earnings for the semester were Bs. 4,012 million.

Merinvest Sociedad de Corretaje de Valores continued to offer the brokerage account "Cuenta de Corretaje Merinvest" (CCM) product which had 22,744 customers at the close of June 2007.

Merinvest, C.A.
Consolidated

Semester ended *(In millions of Bs. and US$)*	June 30 **2007** US$¹	June 30 **2007** Bolivars	December 31 **2006** Bolivars	June 30 **2006** Bolivars
Total Assets	134	287,142	161,808	70,385
Investment Portfolio	48	102,410	71,177	65,393
Indexed Financial Assets	83	178,999	84,801	0
Shareholders' Equity	41	88,052	59,042	61,742
Net Income for the Period	2	4,012	8,183	9,152

Figures presented in accordance with the standards of the National Securities Commission of Venezuela (CNV)
(1) Information in US$ translated at the (closing) controlled exchange rate at June 30, 2007 of Bs. 2,144.6/US$1

Asset Management

The Asset Management business of Mercantil's subsidiaries in Venezuela and abroad consists of trust fund services, securities brokerage services, mutual fund management and portfolio management services. Net managed assets at the close of June 2007 totaled Bs. 10,566 billion.

Banco Mercantil, C.A. (Banco Unversal)

At the end of the semester, Banco Mercantil's Trust in Venezuela registered Bs. 6,577,114 million in managed assets.

Mercantil Sociedad Administradora de Entidades de Inversión Colectiva, C.A.

The company remains the mutual fund industry leader in Venezuela, with managed assets of Bs. 265,056 million, representing a market share in excess of 45%.

Commercebank Investment Services, Inc.

Commercebank Investment Services, Inc. (CIS), registered in the United States of America, offers brokerage and investment advisory services to MERCANTIL's customers. CIS ended the first semester with US$ 987 million in total managed assets.

Commercebank Trust Company, N.A.

Commercebank Trust Company (CTC), a U.S. Bank with licence limited to trust operations closed the first six-month period of 2007 with consolidated managed assets of US$ 670 million.

Banco Mercantil Schweiz (AG)

Banco Mercantil Schweiz (AG), offers trust fund, brokerage and investment products through its subsidiary BMC Bank & Trust Limited in the Cayman Islands. During the first half of 2007, the volume of managed assets totaled US$ 142 million.


BANCO CENTRAL de
BANCO CENTRAL de
BANCO CENTRAL de

Mercantil Inversiones y Valores, C.A.

Mercantil Inversiones y Valores holds MERCANTIL's non-financial services companies: Servibien, Almacenadora Mercantil and others with different securities investments. It also has a 19% share in Servicio Panamericano de Protección (Serpaproca), a cash and securities transport company.

Servibien, a subsidiary of Mercantil Inversiones y Valores, whose main business is the sale of Mercantil Servicios Financieros, movables and real estate, sold property worth Bs. 7,189 million in the first six-month period of 2007, of which 60% correspond to real estate owned by Banco Mercantil and 40% to property owned by Seguros Mercantil and Mercantil Inversiones and Valores. Five auctions of vehicles recovered by Seguros Mercantil were held and proceeds of Bs. 7,746 million were obtained.

At the close of the first half of 2007, Mercantil Inversiones y Valores, C.A. has Bs. 83,118 million in assets and Bs. 78,446 million in shareholders' equity.

Mercantil Inversiones y Valores, C.A.
Consolidated

Semester ended *(In millions of Bs. and US$)*	June 30 **2007** US$[1]	June 30 **2007** Bolivars	December 31 **2006** Bolivars	June 30 **2006** Bolivars
Total Assets	39	83,118	89,616	101,368
Investment Portfolio	32	67,558	76,243	90,586
Shareholders' Equity	37	78,446	81,090	93,181
Net Income for the Period	(3)	(5,602)	8,636	17,897

Figures presented in accordance with Generally Accepted Accounting Principles in Venezuela.
[1] Information in US$ translated at the (closing) controlled exchange rate at June 30, 2007 of Bs. 2,144.6/US$1



"Mercantil has given
me great support. I have a checking
and savings accounts with Mercantil
for personal and business
operations, as well as a Point of
Sales and a credit received for my
business supplies."

Jonathan Ramírez
Inversiones Josmer Fashion C.A.
Sabana Grande mini-shops, Caracas
Microcredit customers segment





In the first half of 2007, **the microcredit portfolio of** Banco Mercantil, a subsidiary of Mercantil Servicios Financieros, accounted for 3.9% of the bank's gross loans, with a market share of 9.8%.

Management and Directors

Board of Directors

Directors

Gustavo A Marturet M.
President and Executive President

Chairman and C.E.O. Mercantil Servicios Financieros, C.A. (1997 -). Presidente Banco Mercantil (1993 -). Executive President Banco Mercantil, C.A. (Banco Universal) (1983 - 2005). Executive Director Banco Mercantil (1978 - 1983). Member of the Board of Directors of Banco Mercantil (1974 -). Civil Engineer graduated from Universidad Central de Venezuela (1962). Chairman of the Board of Directors of Commercebank Holding, Commercebank N.A., Merinvest C.A., Todo1 Services and Fundación Mercantil. Member of the Board of Directors of Seguros Mercantil and Banco Mercantil (Schweiz) AG. Member of the Board of Directors of the Corporación Andina de Fomento (CAF). Member of the Board of Directors of the Institute of International Finance, Inc. (IIF). Vice President Venezuelan American Chamber of Commerce and Industry (VenAmCham). Member Chairman's Advisory Council of the Council of the Americas. President of John Paul II Foundation for Ecclesiastical Education (FESE). Former President of the Venezuelan Bankers Association (ABV), National Banking Council (CBN), Council of Venezuelan American Entrepreneurs (CEVEU), Colombian Venezuelan Economic Integration Chamber (CAVECOL). Former Member of the Advisory Council of the Central Bank of Venezuela (BCV). Member of the Board of Directors of various associations connected with the financial and production sector.

Gustavo J. Vollmer H.
Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal)

Civil Engineer graduated from Cornell University (USA), with a Doctorate from Universidad Central de Venezuela (UCV). Principal Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former member of the Board of Directors of S.C. Johnson & Son de Venezuela, C.A., IBM de Venezuela and IBM World Trade, Americas Far East. Former Chairman of the Board of Directors of Banco Mercantil, C.A. (Banco Universal) and Consorcio Inversionista Mercantil Cima and President and/or Director of several Venezuelan companies in various industrial segments as sugar, metal-working, cement, finance, construction, alcoholic beverage companies and international corporations. Former President and Director of several business organizations as well as national and foreign organizations and foundations.

Alfredo Travieso Passios
Senior Partner at Tinoco, Travieso, Planchart & Núñez Attorneys at Law Firm

Graduate and postgraduate law degrees from Universidad Católica Andrés Bello (UCAB). Postgraduate law degree from the University of Michigan, USA. Senior Partner at Tinoco, Travieso, Planchart & Núñez Attorneys at Law Firm. President of Hamburg Süd de Venezuela, C.A., Grupo Emboca, C.A. and Tapas Corona, S.A. Principal Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corporation, Manufactura de Papel MANPA, C.A., Corporación Industrial de Energia, C.A., Ars Publicidad C.A., Venezuelan American Chamber of Commerce and Industry (VenAmCham), C. Hellmund & Cia. and Toyo Club Valencia, C.A. President of the Venezuelan Association of Financial Law (AVDF). Member of the Venezuelan Association of Tax Law (AVDT), the International Bar Association and the International Academy State & Trust.

Luis A. Romero M.
Electrical Engineer

Graduate from Universidad Metropolitana. MBA from Babson College. PMD and CEP from Harvard University. Member of the Board of Directors of Mercantil Servicios Financieros C.A., Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corporation and Commercebank, N.A. Member of the Consultative Council of the Venezuelan American Business Council (CEVEU). Director of Sociedad de Amigos del Árbol "SADARBOL". Director of International Briquettes Holding (IBH). Director of Caurimare, S.A. and Desarrollos e Inversiones, S.A. Former Strategic Planning Corporate Director of Siderúrgica Venezolana, SIVENSA, S.A.

Víctor J. Sierra A.
Director of Valores and Desarrollos VADESA S.A.

Attorney at law graduated from the Universidad Central de Venezuela (UCV). Director of Valores and Desarrollos VADESA, S.A. Vice President of Inversiones Capriles and Legal Representative of Cadena Capriles. President of Publicaciones Capriles, C.A. Member of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Legal Advisor, Legal Representative and President of Cadena de Publicaciones Capriles publishing group and the Capriles group of companies. Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, Inversiones Diversas, C.A. (INVERDICA) and C.A. La Electricidad de Caracas. Former Director of C.A. Venezolana de Guias (CAVEGUÍAS).

Gustavo Vollmer Acedo
President of Grupo Palmar

Economics Degree from Duke University. Postgraduate in Economic Development at Cambridge University, UK. PED in Business Administration from IMEDE, Switzerland. Chairman and CEO of Corporación Palmar, C. A., Empresas PMC and other companies of the Grupo Palmar. President of the Board of Directors of Venezuela's Institute of Advanced Studies in Administration (IESA). Member of the Board of Directors of Venezuela Competitiva. Member of the Advisory Committee of Conindustria. Former President, Founder and Member of the Board of Directors of CEVEU (US-VENEZUELA Business Council). Member of the Development Council of Universidad Católica Andrés Bello (UCAB). Member of the Board of Directors of Mercantil Servicios Financieros, C.A., Banco Mercantil C.A., (Banco Universal), Commercebank Holding Corporation, S.A. and Siderúrgica Venezolana (SIVENSA). Former President of International of Young Presidents' Organization (YPO) and Alianza para una Venezuela sin Drogas.

Jonathan Coles
President of AES Latin America

Graduated from Yale University, with an MBA from Venezuela's Institute of Advanced Studies in Administration (IESA). Principal Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corp. and Commercebank, N.A. Former General Manager, CEO and Chairman of the Board of Directors of Mavesa, S.A. Former Minister of Agriculture and Director of the Central Bank of Venezuela (BCV) and President of Fundación Materno Infantil (PAMI). Has lectured extensively at national and international institutions. Selected as the "Businessman of the Year" in 1989 by the magazine "América Economía." Publications: "Reforming Agriculture", Lessons of the Venezuelan Experience. Woodrow Wilson International Center for Scholars and Johns Hopkins University (1995). "Inequality-Reducing Growth in Agriculture: A Market-Friendly Policy Agenda". Beyond tradeoffs Market Reform and Equitable Growth in Latin America. Interamerican Development Bank (IDB) and Brookings Institution (1998) J. Coles and C. Machado, "Trayectoria de las políticas agrícolas venezolanas: "Aprendizajes y exigencias para el futuro en Agronegocios en Venezuela". Ediciones IESA (2002).

Roberto Vainrub
Director- Holding Activalores, Vice-President IESA

PhD in Engineering, graduated at Universidad Católica Andrés Bello (UCAB) (Summa Cum Laude-1999). Master's Degree at Stanford University (1981). Industrial Engineer at Universidad Católica Andrés Bello (1978). Currently Vice President of Venezuela's Institute of Advanced Studies in Administration (IESA) and since 1997 adjunct IV professor of entrepreneurship. Founder and first Coordinator of IESA's Center for Entrepreneurship. Full tenured professor at Universidad Católica Andrés Bello (1982 - 2003) - Gold Medal, UCAB. Started his managerial career at Procter and Gamble's Marketing Department. Former partner and executive vice President of Grupo Frigilux. Director of Prosperar Entidad de Ahorro y Prestamo (1998-2002). Executive Director and shareholder of Holding Activalores. Principal Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Tucarro.com and Actibienes. Has several publications and participated in national and international conferences. Director of Educrédito. Member of the Consulting Committee of Conciencia Activa. Former President of the Manufacturers of Refrigeration Equipment Association. Director of CAFADAE and member of the Venezuelan Jewish Conciliation Board in Caracas.

Nerio Rosales Rengifo
Global Commercial and Personal Banking Manager of Mercantil Servicios Financieros and Banco Mercantil

Economist graduated at Universidad Católica Andrés Bello (UCAB). Global Commercial and Personal Banking Manager. Member of the Executive Committees of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corporation. Director of Seguros Mercantil. Director of Mastercard International Latin American Region. Director of Banco Mercantil Venezolano N.V. (Curaçao) and Banco del Centro, S.A. (Panama)

Alternate Directors

Luis A. Sanabria U.
Legal Counsel to Corporación Palmar

Law degree from Universidad Católica Andrés Bello (UCAB). Studied at Georgetown University, Washington. Currently Director of Inversiones AEFEVE, C.A., C.A. Ron Santa Teresa and Constructora Alvo. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.
President of Siderurgica Venezolana SIVENSA, S. A.

Industrial Engineer graduated at Universidad Católica Andrés Bello (UCAB-1974). First Vice-President of the Iron and Steel Latin American Institute (ILAFA). Director of the Venezuelan Industrialists Confederation (Conindustria), of the Caracas Airport S.A., of the Development Council of Universidad Católica Andrés Bello, and of the Board of Directors of Venezuelan American Chamber of Commerce and Industry (VenAmCham). Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. Former President and Director of Venezuela Competitiva and of the Venezuelan Institute of Iron and Steel (IVES). Former President and Counselor of the Venezuelan Association of Executives (AVE). Member of the Board of Directors of Venezuela's Institute of Advanced Studies in Administration (IESA).

Eduardo Mier y Terán
President of Desarrollos e Inversiones, S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello (UCAB). Master's degree in Science from Stanford University. Currently Chairman of the Boards of Agregados Livianos, C.A., Caurimare, S.A. and Desarrollos e Inversiones, S.A. Director of Moore de Venezuela, S.A., H.L. Boulton & Co., S.A. and Fundación John Boulton. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. Former General Manager of Inversiones Tacoa, C.A. and President of Educrédito.

Luis Esteban Palacios W.
Founding Partner of the Palacios, Ortega y Asociados Attorneys at Law Firm

Law degree from Universidad Central de Venezuela (UCV). Postgraduate with a Master's degree in Criminal Justice from New York University (1958). Founding partner of the Palacios, Ortega y Asociados Attorneys at Law Firm. Member of the Investments Advisory Board of Superintendencia de Inversiones Extranjeras (Venezuelan Foreign Investments Superintendency -SIEX). Director of Fundación Scout. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).Vice President of the Venezuelan Arbitration Committee. Advisor on corporate law, banking law and capital markets. Participated in a number of financing transactions through bank syndicates and project financing. Secretary of the Board of Directors of the Federal District Lawyers Association. Former President of Montepio de Abogados (the Venezuelan Attorney's Fund). Formerly Professor in Labor Law at Universidad Central de Venezuela (UCV). Former Director of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and assistant to the President of Banco Central de Venezuela (BCV).

Gustavo Galdo C.
CEO Inversora Parnaso S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello (UCAB) with a Master's degree in Science in Civil Engineering Management. Master in Science in Industrial Engineering Economic Systems Planning from Stanford University, USA. Director of Fe y Alegría. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former General Director of Public Finance at the Ministry of Finance. Director of Banco Industrial de Venezuela and member of the Advisory Commission on External Public Debt Negotiation, in the public sector. CEO at Inversiones Finalven, S.A., Sociedad Financiera Finalven, S.A. and Sociedad Financiera Valinvenca, S.A. in the private sector.

Miguel A. Capriles L.
President of the Capriles Corporations

Degree in Administrative Science from Universidad Metropolitana. President of Inversiones Capriles, C. A., Valores y Desarrollos Vadesa, S. A., C.A. Ultimas Noticias and Grabados Nacionales C.A. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C. A. and Banco Mercantil, C. A. (Banco Universal). Director of Commercebank Holding Corp. Chairman of the Board of Mantex S.A. Director of H. L. Boulton, S. A. Member of the Board of Directors of Venezuela's Institute of Advanced Studies in Administration (IESA). Former Director of C. A. La Electricidad de Caracas and Cerámicas Carabobo, C. A.

Gonzalo A. Mendoza M.
Chairman of the Board of Negroven, S.A.

Civil Engineer graduated from Universidad Santa María with a Master's degree in Science in Civil Engineering Management from Stanford University. Chairman of the Board of Negroven, S.A. and Kamequín C.A. Director of Tripoliven, C.A. and Valores Químicos (VALQUIMICA), C.A. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former President of the Venezuelan Association of the Chemical and Petrochemical Industry (ASOQUIM) and of the Venezuelan Ecuadorian Chamber of Commerce (CAVENEC).

Germán E. Sánchez Myles
Chief Dentist at the Center of Restorative Dentistry

Graduated in Dentistry at Universidad Central de Venezuela (UCV) with specializations in Buccal Surgery, Prostheses and Administrative Management of Dental Clinics. Formerly Assistant in the Surgical Area of the Puerto Ayacucho Central Hospital and of the Eudoro González Hospital and the Restorative Dentistry Center. Currently Chief Restorative Dentist at the Center for Restorative Dentistry, in charge of the surgical area. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.
Computer Engineer

Computer Engineer Graduated from Universidad Simón Bolívar (USB) with a postgraduate in business management from the same university. Intensified his management skills at Wharton, the University of Pennsylvania Business School and in various advanced technology programs. Developed and managed the Information Technology Planning area of C.A. La Electricidad de Caracas. Member of the Board of C.A. Ed. Marturet & Co. Scrs. and Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of an international mailbox, shipping and messaging franchise and is currently developing new business in the field of production of audiovisual content for the media and entertainment industries and storage of structured information in digital format.

Carlos Hellmund Blohm
President of Casa Hellmund

Industrial Engineer graduated at Northeastern University, USA. with a Master's degree in Business Administration (EMBA/SLOAN Fellowship) from the London Business School, England. President of Laboratorios Rapid Fot, C.A. and OPC Operadora C.A. Vice President and Director of C. Hellmund & Cia, S.A. Director of the Chamber of Commerce, of the Industries and Services of Caracas and of the Venezuelan Japanese Chamber (CAVEJA). Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and member of the Board of Trustees of the Latin American Region of the London Business School.

Gustavo Machado Capriles
Vice President and Editorial Advisor to Cadena Capriles

Economist Graduated at Universidad Central de Venezuela (UCV). Specialized studies in Journalism and Media Management at Universidad de Navarra, Pamplona, Spain and in International Banking at Manufacturers Hanover Trust in New York. Has worked in the tourism construction industry and international trade sectors and held management positions in the field of Strategic Planning with the Confinanzas Consortium. Currently Vice President and Editorial Advisor to Cadena Capriles and Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Francisco J. Monaldi M.
Coordinator of the International Center for Energy and Environmental Studies at IESA

Economist graduated Cum Laude from Universidad Católica Andrés Bello (UCAB) with a Master's degree in Economics from Yale University and a PhD in Political Economy from Stanford University. Academic Coordinator and Professor at the International Center for Energy and Environmental Studies of Venezuela's Institute of Advanced Studies in Administration (IESA). Professor and Research Fellow at Universidad Católica Andrés Bello (UCAB). Consultant to the Inter-American Development Bank, the Andean Development Corporation (CAF) and the International Center for Development of Harvard University. Alternate Director of the Board Directors of Mercantil Servicios Financieros, C.A., Banco Mercantil, C.A. (Banco Universal), and Siderúrgica Venezolana, S.A. (SIVENSA).

Federico Vollmer Acedo
Vice President of Industrias Palmar S.A.

Bachelor in Science (BSc) in Agribusiness from Middle Tennessee State University. Master's degree in Agricultural Economics from Cornell University and a Master of Professional Studies (MPS/Agriculture). Has held technical and management positions at various firms within the Palmar Group of companies. Plant Manager, Administration Manager, General Manager and Director of Central El Palmar, S.A. Currently Vice President of Industrias Palmar, S.A. and President of Comercializadora Central, S.A. Member of the Executive Committee of Inversiones AEFEVE. Vice President of FUNDACAÑA. Director of Inversiones Porcinas, C.A. Director of the Venezuelan Food Industry Chamber (CAVIDEA) and Vice President of VENAZUCAR. Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Guillermo Sosa S.
Director of Administration and Finance, Servicios de Corrugados Maracay

Graduate of Capital University with a BA in Finance and Economics (Accounting and Computer Science). Currently Administration and Finance Director and also Director of Servicios de Corrugados Maracay. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Finance Manager of Seguros Canaima (Organización Orinoco) and Finance Director and Alternate Director of Seguros La Seguridad. Alternate Director of Inverdica. Director of La Seguridad Casa de Bolsa and Finance Manager of C.A. Ron Santa Teresa.

Claudio Dolman
Director of Holding Activalores

Industrial Engineer graduated at Universidad Católica Andrés Bello (UCAB). President and Director of ActiBienes. Director of Holding ActiValores. Director of Rattan Group. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). President and Director of Promotora Itaca 2000, C.A. Former Director of Seguros Panamerican. Director of Corimon and General Manager of the Osiris Group.

Carlos Zuloaga Travieso
Member of the Tinoco, Travieso, Planchart & Núnez Attorneys at Law Firm

Law degree, graduated at Universidad Católica Andrés Bello (UCAB). Master's degree in International Commercial Law, American University, Washington DC. Formerly foreign associate for the Department of Foreign Investment of Holland & Knight LLP in Miami. Currently alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. Director of Janus Capital Inc. and former Director of Transportes Marítimos del Caribe (Crowley Group). Member of the International Bar Association (IBA) and the American Bar Association (ABA).

Alejandro González Sosa
Global Chief Financial Officer of Mercantil Servicios Financieros and Banco Mercantil
Executive President of Banco Mercantil

Chemical Engineer graduated at Universidad Metropolitana. MBA at Babson College, Massachusetts USA. Twenty-six years of service at Mercantil. Member of the Executive Committees of Mercantil Servicios Financieros, C.A., Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corporation and Commercebank N.A. Principal Director of the Board of Directors of Banco Mercantil, C.A. (Banco Universal), Seguros Mercantil, Fundación Mercantil, Commercebank Holding Corporation (USA), Banco Mercantil Venezolano N.V. (Curaçao), Merinvest C.A. and Merinvest Sociedad de Corretaje, C.A. Director of the Venezuelan National Banking Council (CBN) and of the Swiss-Venezuelan Chamber of Commerce and Industry in Venezuela. Alternate Director of Mercantil Servicios Financieros, C.A. Former Director of the Venezuelan Banking Association (ABV), of the Venezuelan Council for Investment Promotion (CONAPRI) and former President of Interbank, C.A., Banco Universal and Merinvest, C.A.

Armando Leirós R.
Global Operations and Technology Manager of Mercantil Servicios Financieros and Banco Mercantil

Economist graduated from Universidad Católica Andrés Bello (UCAB). Thirty years of service at Mercantil. Currently Global Operations and Technology Manager. Member of the Executive Committees of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Todo1 Services. Director of Commercebank N.A. and Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. Positions held at Mercantil Servicios Financieros, C.A. include: Manager of Corporate Banking, Manager of Corporate and Institutional Banking, Executive President of Arrendadora Mercantil, C.A. and Banco de Inversión Mercantil, C.A., Director of Fondo Mercantil and Banco Hipotecario Mercantil.

Executive Committee

Gustavo A. Marturet M.
President and Executive President

See CV (Board of Directors Section).

Alejandro González Sosa
Global Chief Financial Officer of Mercantil Servicios Financieros and Banco Mercantil
Executive President of Banco Mercantil

See CV (Board of Directors Section)

Nerio Rosales Rengifo
Global Commercial and Personal Banking Manager of Mercantil Servicios Financieros and Banco Mercantil

See CV (Board of Directors Section)

Philip R. Henríquez S.
Global Corporate and Investment Banking Manager of Mercantil Servicios Financieros and Banco Mercantil
Executive President of Merinvest

Economist graduated at Universidad Católica Andrés Bello (UCAB -1986). MBA from Columbia University, New York (1991). Member of the Executive Committees of Mercantil Servicios Financieros, C.A., Banco Mercantil C.A. (Banco Universal) and Commercebank (USA) since 2004. Former President of Citibank, N.A. and Citigroup Country Officer in Venezuela (2000-2004). Executive Vice President of Global Wholesale Banking. Member of the Board of Directors of Banco Venezuela - Grupo Santander and President of Valores Santander Casa de Bolsa (1997-2000) responsible for the Treasury, Fixed Income, Derivatives, Corporate Finance, Analysis, Capital Market, Trust Fund and Custody business. Joined Citibank N.A. - Venezuela in 1991 in the Treasury and Derivative Products area. Venezuelan Regional Treasury Vice President (1993). Member of the Board of Directors of the Association of Venezuelan Executives (AVE), Venezuelan Institute of Finance Executives (IVEF) and the Venezuelan Diabetic Foundation. Former Member of the Board of Directors of VenAmCham (2001-2004), National Banking Council (2001-2004), Venezuelan Council for Investment Promotion - CONAPRI (1999-2004), Caracas Stock Exchange (1998-2000) and the National Art Gallery (2001-2003). Plays an active role in the cultural and philanthropic community.

Rosa M. de Costantino
Global Private Banking and Asset Management Manager of Mercantil Servicios Financieros and Banco Mercantil

Economist graduated from Universidad Central de Venezuela (UCV). Twenty eight years of service at Mercantil. Has held several positions in the Finance and Commercial Banking areas. Private Banking and Asset Management Manager and Member of the Executive Committees of Mercantil Servicios Financieros, C.A., Banco Mercantil, C.A. (Banco Universal) and Commercebank Holding Corporation. Member of the Board of Directors of Commercebank Trust Company. Director and member of the Executive Committee of Commercebank Investment Services with a Broker-Dealer license in USA. Chairwoman of the Board of Directors of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and of Portafolio Mercantil de Inversión. Director of Seguros Mercantil, Banco Mercantil Venezolano N.V. (Curaçao) and Banco del Centro (Panamá).

Alberto Benshimol M.
Insurance and New Financial Business Manager of Mercantil Servicios Financieros and Banco Mercantil
Executive President of Seguros Mercantil

Civil Engineer graduated from Universidad Católica Andrés Bello (UCAB). Master's degree in Science in Civil Engineering from the University of Illinois. Graduated from the Standford Exploration Project, at Stanford University. Fifteen years of service at Mercantil. Insurance and New Financial Business Manager of Mercantil Servicios Financieros C.A. Member of the Executive Committee of Mercantil Servicios Financieros, C.A. and President of Seguros Mercantil, C.A. Formerly General Manager of Inversiones Polar, C.A., President of Bodegas Pomar C.A. and Director of Superenvases Evalic, C.A., Grupo Zuliano, C.A. and of a number of industrial and real estate companies.

Armando Leirós R.
Global Operations and Technology Manager of Mercantil Servicios Financieros and Banco Mercantil

See CV (Board of Directors Section).

Guillermo Villar
Global International Operations Manager of Mercantil Servicios Financieros and Banco Mercantil
Executive President of Commercebank N.A.

Graduated in Business Administration. Master's degree in Economics from Vanderbilt University, USA. Began his banking career at Chase Manhattan Bank in 1967 and joined Mercantil in 1974. Has held several management positions at Mercantil. Currently responsible for the supervision of Mercantil's international subsidiaries. Chief Executive Officer of Commercebank, N.A. and Chairman of the Board of Directors of Commercebank Trust Co. and Commercebank Investment Services, which provide trust fund and investment advisory services respectively, in Miami, Florida. Executive Director of Banco Mercantil Venezolano, N.V. (Curaçao), Banco del Centro, S.A. (Panama) and BMC Bank & Trust Ltd. (Cayman). Member of the Board of Directors of Banco Mercantil Schweiz (Zurich), Seguros Mercantil and Merinvest (Venezuela). Member of the Executive Committees of Mercantil Servicios Financieros C.A., Banco Mercantil C.A. (Banco Universal), and Commercebank (Miami).

Millar Wilson
Global Chief Risk Officer of Mercantil Servicios Financieros and Banco Mercantil

Graduated in Business Administration at Bradford University England (1973). Graduate of the Management Development Program of Harvard Business School (1992). Twenty nine years of service at Mercantil. Currently Global Risk Manager of Mercantil Servicios Financieros, C.A. and Banco Mercantil C.A. (Banco Universal). Former Executive President of Commercebank Holding Corporation and Commercebank N.A. Deputy Country Manager of Mercantil in the USA. Member of the Board of Directors of BMC Bank & Trust Ltd. (Cayman) and Banco del Centro, S.A. (Panama). Chairman of the Supervisory Board of Banco Mercantil Venezolano N.V. (Curaçao). Member of the Executive Committees of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Member of the Board of Directors and Executive Committee of Commercebank, N.A., of the Board of Directors of Commercebank Investment Services and Commercebank Trust Services. Former chairman of the Board of Greater Miami and Keys Chapter of the American Red Cross (2001-2002). Director and Treasurer of the Miami Dade College Foundation (1999-2004).

Luis Alberto Fernandes
Global Chief Legal Counsel for Mercantil Servicios Financieros and Banco Mercantil

Law degree from Universidad Católica Andrés Bello (UCAB). Master's degree in Corporate and Commercial Law at London University. Currently Global Chief Legal Counsel for Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly Legal Manager of Financial and Corporate Affairs at Banco Mercantil. Principal Director of Seguros Mercantil and Merinvest Sociedad de Corretaje de Valores. Member of the Supervisory Board of Banco Mercantil Venezolano N.V. (Curaçao). Former Alternate General Counsel at the Central Bank of Venezuela (BCV), Legal Manager on Financial Affairs and Legal Advisor on Monetary and Financial Affairs. Former Advisor to the Financial Emergency Board. Former Professor of postgraduate studies on Banking Law and National and International Regulations of Financial Services, Financial Contracts and Oversight of Financial Institutions at Universidad Católica Andrés Bello (UCAB) and Universidad Central de Venezuela (UCV). Participated as Venezuela's delegate and advisor on financial services within the framework of the World Trade Organization and the Andean Community of Nations. Participant and speaker at national and international seminars and events. Studies in arbitration and negotiation.

Luis Calvo Blesa
Office of the Presidency Manager of Mercantil Servicios Financieros and Banco Mercantil

Media Studies degree graduated at Universidad Católica Andrés Bello (UCAB - 1976). Twenty eight years of service at MERCANTIL. Manager of the Office of the Presidency of Mercantil Servicios Financieros, C.A and Banco Mercantil, C.A. (Banco Universal). General Manager and Director of Fundación Mercantil and Fundación BMA. Member of the Executive Committee of Mercantil Servicios Financieros, C.A. and Member of the Board of Directors of Seguros Mercantil. Member of the Committee of the Social Alliance of VenAmCham and the Dividendo Voluntario para la Comunidad. Former Chairman of the Venezuelan Bankers Association's Human Resources Committee and Member of the Latin American Human Resources Development Committee of the Latin American Banking Federation Committee - FELABAN.

Banco Mercantil, C.A. (Banco Universal)
Avenida Andrés Bello, N° 1
Edificio Mercantil
Caracas 1050, Venezuela
Tlf: (58-212) 503.1111
P.O. Box 789, Caracas 1010-A
Venezuela
Mercan24@bancomercantil.com
www.bancomercantil.com
Mercantil Call Center (CAM):
Tel: (58-212) 503.2424 - 05005032424

Commercebank N.A.
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Tel: (1-305) 460.4000
Fax: (1-305) 629.1400
www.commercebankfl.com

Commercebank Trust Company, N.A. (CTC)
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Tel: (1-305) 441.5555
Fax: (1-305) 441.5560
www.commercebanktrust.com

Commercebank Investment Services, Inc. (CIS)
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Tel: (1-305) 460.8599
Fax: (1-305) 460.8598
www.commercebankinvestments.com

Banco Mercantil (Schweiz) AG
Talackerstrasse 42
CH-8001 Zurich, Switzerland
P.O. Box 9758CH-8036 Zurich, Switzerland
Tel: (41 - 433) 444 555 master
Fax: (41 - 433) 444 550
www.mercantilsuiza.com

Merinvest, C.A.
Avenida Andrés Bello, N° 1
Edificio Mercantil, Piso 24
Caracas 1050, Venezuela
Tlf: (58-212) 503.2700
Fax: (58-212) 503.2757

Seguros Mercantil, C.A.
Av. Libertador sentido Este
Esquina Calle Andrés Galarraga
Edificio Seguros Mercantil, Chacao
Caracas, Venezuela
Tel: (58-212) 276.2000
Fax: (58-212) 276.2001
www.segurosmercantil.com

Mercantil Inversiones y Valores, C.A.
Avenida Andrés Bello, N° 1
Edificio Mercantil, Piso 20
Caracas 1050, Venezuela
Tel: (58-212) 503.3361 / 3339
Fax: (58-212) 503.3322 / 0114
csuarez@bancomercantil.com

Banco del Centro
Via España N° 120, 3er Piso, Ofc. N° 305
P.O. Box 0819-05811
Panamá, República de Panamá
Tel: 50 7 - 223 5062
Fax: 50 7 - 269 2055
tdeboyd@bancodelcentro.com

BMC Bank & Trust, Limited
CIBC Financial Centre, 11 Dr. Roys Drive
P.O. Box 694 GT
Grand Cayman, Cayman Island
British West Indies
Tel: (1-345) 949.8666
Fax: (1-345) 949.0626

Banco Mercantil Venezolano N.V.
Abraham Mendez Chumaceiro Boulevar 1
Willemstad, Curazao,
Netherlands Antilles
Tel: (5999) 461.1566 / 1669
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil, C.A. Miami Agency
220 Alhambra Circle, Coral Gables
Fl.33134, U.S.A.
Tel: (1-305) 460.8500
Fax: (1-305) 460.8595
Telex: 6812178 BMER UW
asala@commercebankfl.com

Banco Mercantil, C.A. Branch Curazao
Abraham Mendez Chumaceiro Boulevar 1
Willemstad, Curazao,
Netherlands Antilles
Tel: (5999) 461.8241 / 1706
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil Representatives Offices

Bogota
Av. 82, N° 12-18, Piso 8, Ofc. 805
Santafé de Bogotá. Colombia
Tel: (57-1) 623.7515
Fax: (57-1) 623.7701
mmezo@bancomercantil.com.co

Lima
Av. Canaval y Moreyra N° 452, Piso 15
Edificio Estándar Chartered
San Isidro, Lima 27, Perú
Tel: (51 1) - 442 5100 Anexo 232
Fax: 51 1 - 442 5100 Anexo 237
rafael.alcazar@rebaza-alcazar.com

Mexico
Eugenio Sue N° 58, Colonia Polanco
Chapultepec, Delegación Miguel Hidalgo
C.P. 11560, México, D.F.
Tel: (52-55) 5282.2300
Fax: (52-55) 5280.9418
mercvenmex@prodiogy.net.mx

Sao Paulo
Av. Paulista, N° 1842, 3° andar, CJ. 37,
Edf. Cetenco Plaza, Torre Norte-Cep 01310-200
Sao Paulo, SP Brasil
Tel: (55-11) 3285.4647 - 3284.0206
Fax: (55-11) 3289-5854
mercansp@uol.com.br

London
European Representative Office
Blackwell House, Guildhall Yard
London EC2V 5AE
United Kingdom
Tel: (44-020) 7830.9615
Fax: (44-020) 7830.9616
psolares@bancomercantil.co.uk

New York
11 East 51st. Street, New York
NY, 10022-5903, U.S.A.
Tel: (1-212) 891.7400
Fax: (1-212) 891.7419
ljordan@bancomercantilny.com

Corporate Contacts

Banco Mercantil, C.A. (Banco Universal)
Avenida Andrés Bello, N° 1
Edificio Mercantil
Caracas 1050, Venezuela
Tel: (58-212) 503.1111
P.O. Box 789, Caracas 1010-A
Venezuela
Mercan24@bancomercantil.com
www.bancomercantil.com
Call Center (CAM):
Tlf: (58-212) 503.2424 - 05005032424

Investor Relations

Caracas
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 25, Caracas, 1050, Venezuela
P.O. Box 789, Caracas 1010-A
Tel: (58-212) 503.1335
Fax: (58-212) 503.1075
inversionista@bancomercantil.com

New York
11 East 51 st. Street, New York
NY, 10022-5903, U.S.A.
Tel: (1-212) 891.7405
Fax (1-212) 891.7477

Office of the Presidency
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 35, Caracas 1050, Venezuela
P.O. Box 789, Caracas, 1010-A
Tel: (58-212) 503.0782 / 0783
Fax: (58.212) 503.0709
presidencia@bancomercantil.com

Corporate Communications
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 14, Caracas 1050, Venezuela
P.O. Box 789, Caracas 1010-A
Tel: (58-212) 503.1670
gcomunicacionesc@bancomercantil.com

General Production: Corporate Communications Unit • Graphic Coordination and Supervision: Alba Fuenmayor • Photography: Mercantil's archives / Walter Otto
Graphic Design: Arte Impreso H.M., C.A. • Printing: La Galaxia, Caracas, Venezuela, September 2007.

MERCANTIL
SERVICIOS FINANCIEROS

Avenida Andrés Bello N° 1. Edificio Mercantil
Caracas 1050, Venezuela. Phone: (58-212) 503.1111

Mercantil Servicios Financieros, C.A. and its Subsidiaries

Report of Independent Accountants and Consolidated Financial Statements
June 30, 2007 and December 31, 2006

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Index to the Consolidated Financial Statements
June 30, 2007 and December 31, 2006

Espiñeira, Sheldon y Asociados

Firma miembro de
PricewaterhouseCoopers

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: (0212) 700 6666
Fax: (0212) 991 5210
www.pwc.com

Report of Independent Accountants

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros, C.A. and its subsidiaries at June 30, 2007 and December 31, 2006, and the related consolidated statements of income, shareholders' equity and cash flows for the six-month periods then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules and instructions of the Venezuelan Securities and Exchange Commission (CNV). As described in Note 2, these rules differ in certain respects from accounting principles generally accepted in Venezuela.

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at June 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for the six-month periods then ended, in conformity with the rules and instructions of the CNV.

Espiñeira, Sheldon y Asociados

María del Carmen Sánchez C.
CPC 3157
CNV S-422

Caracas, Venezuela
August 21, 2007

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Balance Sheet
June 30, 2007 and December 31, 2006

(Millions of bolivars)	**June 30, 2007**	**December 31, 2006 (•)**
Assets		
Cash and due from banks (Note 3)		
Cash	334,739	346,024
Banco Central de Venezuela	3,378,296	2,911,146
Venezuelan banks and other financial institutions	6,826	2,867
Foreign banks and other financial institutions	83,212	60,277
Pending cash items	645,454	499,530
Provision for cash and due from banks	(75)	(230)
	4,448,452	3,819,614
Investment portfolio (Note 4)		
Investments in trading securities	641,244	398,438
Investments in available-for-sale securities	7,219,019	6,307,788
Investments in held-to-maturity securities	347,114	657,125
Share trading portfolio	37,581	16,294
Investments in time deposits and placements	4,137,192	4,305,053
Restricted investments and repurchase agreements	127,217	274,523
	12,509,367	11,959,221
Direct financial assets (Note 5)	249,751	92,808
Loan portfolio (Note 6)		
Current	17,284,169	14,726,303
Rescheduled	25,309	28,414
Overdue	108,097	103,767
In litigation	3,028	7,283
	17,420,603	14,865,767
Allowance for losses on loan portfolio	(320,986)	(293,500)
	17,099,617	14,572,267
Interest and commissions receivable (Note 7)	189,514	186,174
Long-term investments (Note 8)	32,465	36,784
Available-for-sale assets (Note 9)	7,033	5,068
Property and equipment (Note 10)	376,711	319,368
Other assets (Note 11)	1,272,920	725,663
Total assets	36,185,830	31,716,967
Memorandum accounts (Note 23)	47,531,911	43,723,554

The accompanying notes are an integral part of the consolidated financial statements
(•) Reclassified for comparative purposes

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Balance Sheet
June 30, 2007 and December 31, 2006

(Millions of bolivars)	**June 30, 2007**	**December 31, 2006 (•)**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits (Note 12)		
Non-interest-bearing checking accounts	6,053,031	5,128,745
Interest-bearing checking accounts	7,512,770	6,221,425
Savings deposits	7,463,305	7,160,491
Time deposits	7,903,657	6,736,211
	28,932,763	25,246,872
Debt authorized by the Venezuelan Securities and Exchange Commission (Note 13)		
Publicly traded debt securities issued by MERCANTIL	341,020	259,087
Financial liabilities (Note 14)		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	219,690	267,726
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	100,000	100,000
Liabilities with foreign banks and savings and loan institutions, up to one year	3,968	163,367
Liabilities with foreign banks and savings and loan institutions, more than one year	190,740	83,711
Direct financial liabilities	279,234	395,286
Liabilities under repurchase agreements	572,608	581,313
Other liabilities, up to one year	175,986	140,046
Other liabilities, more than one year	4,096	5,168
	1,546,322	1,736,617
Interest and commissions payable	42,936	37,130
Other liabilities (Note 15)	2,322,471	1,576,382
Subordinated debt (Note 16)	268,247	268,247
Total liabilities	33,453,759	29,124,335
Minority interests in consolidated subsidiaries	2,948	3,209
Shareholders' Equity (Note 21)		
Capital stock	150,497	107,717
Capital inflation adjustment	191,709	191,709
Share premium	54,766	52,304
Capital reserves	166,715	166,715
Translation adjustment of net assets of subsidiaries abroad	267,576	267,820
Retained earnings	1,972,737	1,823,396
Repurchased shares held by subsidiaries	(21,294)	(13,950)
Repurchased shares restricted for employee stock option plan	(26,972)	(25,170)
Unrealized gain (loss) from adjustment of investments to market value	(26,611)	18,882
Total shareholders' equity	2,729,123	2,589,423
Total liabilities and shareholders' equity	36,185,830	31,716,967

The accompanying notes are an integral part of the consolidated financial statements
(•) Reclassified for comparative purposes

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Income
Six-month periods ended June 30, 2007 and December 31, 2006

(Millions of bolivars, except net income per share)	June 30, 2007	December 31, 2006 (•)
Interest income (Note 2)		
Income from cash and due from banks	4,131	8,711
Income from investment portfolio (Note 4)	378,643	352,287
Income from loan portfolio (Note 6)	1,025,575	881,775
Income from financial assets	4,569	771
Total interest income	1,412,918	1,243,544
Interest expense (Note 2)		
Interest on demand and savings deposits	224,175	196,021
Interest on time deposits	183,294	181,291
Interest on securities issued by MERCANTIL (Note 13)	30,344	16,096
Interest on financial liabilities	56,217	44,371
Total interest expense	494,030	437,779
Gross financial margin	918,888	805,765
Allowance for losses on loan portfolio (Notes 2 and 6)	(69,768)	(76,204)
Net financial margin	849,120	729,561
Commissions and other income		
Trust fund operations	20,489	19,955
Foreign currency operations (Note 22)	1,376	1,191
Commissions on customer account transactions	92,720	88,153
Commissions on letters of credit and guarantees granted	16,092	14,014
Equity in long-term investments (Note 8)	22,479	17,718
Exchange gain (loss) (Note 22)	2,118	(2,461)
Gain (loss) on sale of investment securities (Note 4)	(16,890)	33,050
Other income (Note 19)	161,329	248,156
Total commissions and other income	299,713	419,776
Insurance premiums, net of claims (Note 2-o)		
Premiums	492,911	382,078
Claims	(418,425)	(317,749)
Total insurance premiums, net of claims	74,486	64,329
	1,223,319	1,213,666
Operating expenses		
Salaries and employee benefits	426,766	366,676
Depreciation, property and equipment expenses, amortization of intangibles and other (Notes 10 and 11)	102,902	91,257
Fees paid to regulatory agencies	51,247	41,581
Other operating expenses (Note 20)	325,256	361,680
Total operating expenses	906,171	861,194
Operating income before tax and minority interests	317,148	352,472
Taxes (Note 17)		
Current	(81,329)	(65,275)
Deferred	3,449	3,297
Total taxes	(77,880)	(61,978)
Net income before minority interests	239,268	290,494
Minority interests	(310)	(384)
Net income	238,958	290,110
Net income per share (in bolivars)	239.87	290.20
Net income per share before minority interests (in bolivars)	240.18	290.59
Weighted average of outstanding shares	996,182,127	999,675,005

The accompanying notes are an integral part of the consolidated financial statements

(•) Reclassified for comparative purposes

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Shareholders' Equity
Six-month periods ended June 30, 2007 and December 31, 2006

(Millions of bolivars)	Capital stock	Capital inflation adjustment (Note 2-a)	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad (Note 2-c)	Retained earnings	Repurchased shares held by subsidiaries (Note 21)	Repurchased shares restricted for employee stock option plan	Unrealized gain (loss) from adjustment of investments to market value (Note 2-d)	Total shareholders' equity
Balances at June 30, 2006	107,717	191,709	52,849	166,715	267,506	1,600,907	(4,745)	(22,120)	(11,936)	2,348,602
Net income for the period	-	-	-	-	-	290,110	-	-	-	290,110
Repurchased shares restricted for employee stock option plan	-	-	(545)	-	-	-	-	(3,050)	-	(3,595)
Repurchased shares	-	-	-	-	-	-	(9,205)	-	-	(9,205)
Cash dividends (Note 21)	-	-	-	-	-	(67,969)	-	-	-	(67,969)
Sale of shares held by subsidiaries	-	-	-	-	-	348	-	-	-	348
Unrealized gain on investments	-	-	-	-	-	-	-	-	30,818	30,818
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	314	-	-	-	-	314
Balances at December 31, 2006	107,717	191,709	52,304	166,715	267,820	1,823,396	(13,950)	(25,170)	18,882	2,589,423
Net income for the period	-	-	-	-	-	238,958	-	-	-	238,958
Repurchased shares	-	-	-	-	-	-	(13,467)	-	-	(13,467)
Repurchased shares restricted or employee stock option plan	-	-	2,462	-	-	-	-	(1,802)	-	660
Cash dividends (Note 21)	-	-	-	-	-	(47,073)	-	-	-	(47,073)
Stock dividends (Note 21)	42,780	-	-	-	-	(42,780)	-	-	-	-
Unrealized loss on investments	-	-	-	-	-	-	-	-	(45,493)	(45,493)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(244)	-	-	-	-	(244)
Sale of shares held by subsidiaries (Note 4)	-	-	-	-	-	236	6,123	-	-	6,359
Balances at June 30, 2007	150,497	191,709	54,766	166,715	267,576	1,972,737	(21,294)	(26,972)	(26,611)	2,729,123

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Cash Flows
Six-month periods ended June 30, 2007 and December 31, 2006

(Millions of bolivars)	**June 30, 2007**	**December 31, 2006 (•)**
Cash flows from operating activities		
Net income for the period	238,958	290,110
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	46,237	37,533
Allowance for losses on loan portfolio	69,768	76,204
Decrease in allowance for losses on loan portfolio	(3,959)	(1,848)
Provision for available-for-sale assets	117	369
Provision for interest receivable and other assets	2,881	1,682
Gain on equity in long-term investments	(22,479)	(17,718)
Deferred income tax	(3,449)	(3,297)
Minority interests	310	384
Accrual for employee termination benefits	43,788	28,197
Payment of employee termination benefits	(39,900)	(31,775)
Net change in operating assets and liabilities		
Interest and commissions receivable	(3,340)	(36,713)
Interest and commissions payable	5,806	5,718
Available-for-sale and other assets	(724,552)	238,858
Other liabilities	726,609	(125,850)
Net cash provided by operating activities	336,795	461,854
Cash flows from investing activities		
Net change in investment portfolio	(739,303)	(821,552)
Loans granted	(31,936,890)	(64,764,169)
Loans collected	29,343,731	63,034,377
Additions to property and equipment, net	(84,740)	(53,421)
Net cash used in investing activities	(3,417,202)	(2,604,765)
Cash flows from financing activities		
Net change in deposits	3,685,891	3,806,133
Net change in short-term financial liabilities	(281,233)	715,866
New long-term financial liabilities	180,433	379,492
Long-term financial liabilities repaid	(74,475)	(412,279)
Net change in debt securities issued by MERCANTIL	81,933	78,420
Net change in subordinated debt	-	75,061
Cash dividends	(47,073)	(67,969)
Repurchased shares	(13,467)	(9,205)
Share premium	2,462	(545)
Repurchased shares restricted for employee stock option plan	(1,802)	(3,050)
Sale of shares held by subsidiaries	6,359	348
Net cash provided by financing activities	3,539,028	4,562,272
Cash and cash equivalents		
Net increase for the period	458,621	2,419,361
At the beginning of the period	8,124,150	5,704,789
At the end of the period	8,582,771	8,124,150
Supplementary information		
Taxes paid	89,646	37,398
Interest paid	432,109	389,595
Translation adjustment of net assets of subsidiaries abroad	(244)	314
Unrealized gain (loss) from adjustment of investments to market value	(45,493)	30,818

The accompanying notes are an integral part of the consolidated financial statements
(•) Reclassified for comparative purposes

1. Reporting Entity and Regulatory Environment

Mercantil Servicios Financieros, C.A. (MERCANTIL) was incorporated in the Bolivarian Republic of Venezuela in 1997 and its shares are listed on the Caracas Stock Exchange (BVC). In addition, MERCANTIL has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America with Classes "A" and "B" shares. MERCANTIL is regulated by the Venezuelan Capital Markets Law and the Venezuelan Securities and Exchange Commission (CNV) and, therefore, must present its legal and statutory financial statements in accordance with the rules for the preparation of financial statements of entities regulated by the CNV.

The subsidiaries of MERCANTIL provide general banking services to corporate, middle market and retail customers. Third-party asset management services are provided both in Venezuela and the United States of America, as well as insurance services in Venezuela.

The main subsidiaries of MERCANTIL are Banco Mercantil, C.A. (Banco Universal) in Venezuela (Banco Mercantil), 99.86% owned; Commercebank, N.A., a U.S.-based wholly owned commercial bank; Seguros Mercantil, C.A. in Venezuela, a wholly owned insurance company, and Merinvest, C.A. and its subsidiaries, all wholly owned.

Other wholly owned consolidated subsidiaries of MERCANTIL include Holding Mercantil Internacional, C.A. and its subsidiaries Banco Mercantil Venezolano, N.V. (an off-shore bank domiciled in the Netherlands Antilles), Banco del Centro, S.A. (domiciled in Panama), Banco Mercantil Schweiz AG (domiciled in Switzerland) and its subsidiary BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.), and Mercantil Inversiones y Valores, C.A.

The financial statements of MERCANTIL at June 30, 2007 and December 31, 2006 were approved by the Board of Directors on July 12 and January 11, 2007, respectively.

Below is a summary of operating locations and the main regulations that govern MERCANTIL and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela
The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions (General Bank Law) and the rules and instructions of the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), the Central Bank of Venezuela (Banco Central de Venezuela - BCV) and the Guarantee and Bank Protection Fund (FOGADE).

Regulations require the Bank to earmark at least 23% of its gross loan portfolio at June 30, 2007 to finance loans for agricultural, small business and tourism (31.5% at December 31, 2006, which includes 10% for mortgage loans) (Note 6).

In April 2005 BCV set maximum and minimum rates for deposit and lending operations based on interest rates applied by BCV to its discount, rediscount, repurchase, advance and absorption operations. In this regard, the annual interest rate for lending operations, including credit cards, may in no case exceed 28% plus an additional 3% a year on amounts overdue. As from September 2006, BCV depegged deposit rates from reference rates set by BCV. Annual interest rates for savings

deposits could not fall below 6.5%. Annual interest rates on time deposits for 28 or more days and certificates of participation, regardless of the term, could not fall below 10%. As from July 2007, BCV increased these percentages to 8% for savings deposits and 11% for time deposits and certificates of participation.

b) Commercebank N.A.
This subsidiary, incorporated and domiciled in accordance with the laws of the United States of America, is supervised and regulated by the Office of the Comptroller of the Currency (OCC).

Its head office, Commercebank Holding Co., is supervised by the Federal Reserve. It is also a member of the Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) unit.

The wholly owned subsidiaries of Commercebank Holding Co. are Commercebank Investment Services Inc. and Mercantil Services Corporation.

c) Banco Mercantil Schweiz AG
This bank, incorporated and domiciled in Switzerland, is regulated by the laws of Switzerland and supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

d) Seguros Mercantil, C.A.
This company, incorporated in Venezuela, is regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules and instructions of the Venezuelan Superintendency of Insurance.

e) Merinvest, C.A.
This subsidiary is a holding company for Venezuelan subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV and the Capital Markets Law.

In March 2007 the Venezuelan government established that as from January 1, 2008 the unit of the Venezuelan monetary system (Venezuelan bolivar) will be redenominated at a conversion rate of one thousand current bolivars to one new bolivar ("bolívar fuerte"). The Banco Central de Venezuela (BCV) drew up an activity schedule to be complied with by financial institutions.

2. Accounting Principles in Use

MERCANTIL complies with the rules set out in the Accounting Manual and Plan of Accounts of the CNV. When these rules contain no specific instructions, MERCANTIL follows accounting principles generally accepted in Venezuela. CNV rules differ from the aforementioned accounting principles in the following respects:

a) Presentation of inflation-adjusted financial statements. According to CNV instructions, MERCANTIL should not include the effects of inflation in its financial statements as from 1999, but accounting principles generally accepted in Venezuela continue requiring inflation adjustment. The CNV has ruled that the methodology to be followed by MERCANTIL for preparation and presentation of its nominal financial statements is as set out in International Accounting Standard No. 29 (IAS 29). According to this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous

b) reporting period as a basis for presentation of financial statements expressed in nominal bolivars. Therefore, MERCANTIL considered the amounts expressed in terms of purchasing power at December 31, 1999 as the basis for presenting its financial statements expressed in nominal bolivars for subsequent periods.

c) Recognition of exchange gains or losses on investments in held-to-maturity securities in foreign currency. In accordance with CNV rules, exchange gains and losses are recognized in the statement of income, while according to the aforementioned accounting principles they are shown at amortized cost.

c) Presentation of contracted amounts in transactions with derivative financial instruments. In accordance with CNV rules, these transactions are presented as memorandum accounts instead of on the balance sheet as required by the aforementioned accounting principles. In addition, differences between the fair value of spot agreements and the agreed-upon price are recorded as deferred charges with a credit to unrealized gain (loss) from adjustment of investments to market value, rather than to the results for the period, in accordance with accounting principles generally accepted in Venezuela.

d) Recording of personal and real property received as payment and idle assets. Property received as payment is recorded at the lower of assigned value, book value and market value and amortized using the straight-line method over one and three years. Assets idle for more than 24 months are written out of asset accounts. In accordance with generally accepted accounting principles, available-for-sale assets and idle assets are recorded at the lower of cost and market value.

e) Unrealized gains or losses resulting from exchange rate fluctuations on investments in debt securities, classified as investments in available-for-sale debt securities and investments in publicly traded shares denominated in foreign currency, are recorded in shareholders' equity; in conformity with accounting principles generally accepted in Venezuela they should be included in the statement of income.

f) MERCANTIL computes deferred income tax in respect of temporary differences between income and expenses arising in different periods for accounting and tax purposes, provided that there is a reasonable expectation of realization or recovery over time. In accordance with accounting principles generally accepted in Venezuela, a deferred income tax asset or liability is recognized in respect of all temporary differences between the tax balance sheet and the accounting balance sheet.

Consolidated financial statements presented in accordance with accounting principles generally accepted in Venezuela are included as supplementary information (Note 33).

In December 2004 the CNV instructed companies that publicly trade securities to present their financial statements in accordance with International Financial Reporting Standards (IFRS) as from fiscal years beginning January 1, 2006. The CNV authorized MERCANTIL to continue presenting its financial statements in conformity with current accounting rules until the entities that regulate the subsidiaries forming MERCANTIL require presentation of financial information under IFRS. In December 2005 the CNV decided to postpone application of the aforementioned standards until they are adopted by the Venezuelan Federation of Public Accountants. In March 2007 the Venezuelan

Federation of Public Accountants ratified that the timeframe for companies listed on the stock exchange to definitively adopt IFRS will be established by the CNV, the regulatory entity.

Below is a summary of the accounting principles in use:

a) Consolidation
The consolidated financial statements include the accounts of MERCANTIL and its more than 50%-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The accounting year-end of MERCANTIL and its subsidiaries is December 31, except for certain non-banking subsidiaries whose accounting year-end is November 30. Subsidiaries whose accounting year-end is November 30 are consolidated with the financial statements of MERCANTIL at December 31. There are no significant matters arising from differences in year-ends which, in the opinion of management, could have a significant impact on the financial position or results of operations of MERCANTIL.

Specific-purpose entities controlled by MERCANTIL or of which MERCANTIL is considered the main beneficiary are included in the consolidated financial statements.

b) Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the balance sheet dates, the amounts of income, costs and expenses for the periods ended on those dates, and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

c) Translation of financial statements of subsidiaries abroad
Assets and liabilities are translated at the year-end exchange rate. Equity accounts are translated at the historic exchange rate and income statement accounts at the average exchange rate for the period. The effect from translation is recorded in shareholders' equity.

d) Investment portfolio
Investments are classified upon acquisition, based on their nature and intended use, into one of the following categories:

Trading securities
These investments are recorded at fair value and comprise investments in debt securities acquired for short-term trading. These debt securities may remain in this category for up to 90 days from their acquisition.

Unrealized gains or losses resulting from fluctuations in fair values are included in the results for the period.

Available-for-sale securities
Available-for-sale debt securities are recorded at fair value and include debt securities acquired for more than 90 days. Debt securities may remain in this category indefinitely. Unrealized gains or losses arising from differences in market values are included in shareholders' equity.

Held-to-maturity securities
These are investments in debt securities that MERCANTIL has the firm intention and ability to hold until maturity; they are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums on acquisition are recorded in income over the term of the security.

Share trading portfolio
These consist of investments in shares to be publicly traded.

The fair value of investments in trading or available-for-sale debt securities not listed on stock exchanges is determined according to the present value of future cash flows of securities, purchase-sale operations on the secondary market or specific market prices of financial instruments with similar characteristics.

Decreases in the estimated fair value of held-to-maturity and available-for-sale securities are recorded in the results for the period when management considers that decreases are other than temporary. Permanent impairment in the value of securities is determined by considering the financial condition of the issuing entity and the period during which the fair value has remained below cost. During the six-month periods ended June 30, 2007 and December 31, 2006, MERCANTIL has identified no permanent losses.

Time deposits and placements
These investments are funds deposited with financial institutions and are recorded at cost, which is equivalent to par value.

Restricted investments and repurchase agreements
Restricted investments include repurchase operations and other investments whose property rights are restricted or pledged as loan guarantees. They are valued using the same criteria used to record those investments from which they are derived.

Long-term investments
Investments in 20%-50%-owned affiliates are recorded under the equity method (Note 8).

e) Investments in securities acquired under resale agreements
Investments in securities acquired under resale agreements are recorded as restricted investments for the amount of funds transacted. Differences between resale and book value are recorded under interest income, on the accrual basis (Note 4).

f) Direct financial assets and liabilities
Short sales securities loan agreements, whereby MERCANTIL is the lender and the client is the borrower, are recorded at the market value of the underlying asset, including any interest receivable on these assets. Gains or losses from adjustments to market value are included in the results for the period. When MERCANTIL is the borrower, the transaction is recorded as a financial liability.

g) Loan portfolio
Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified, at the request of the debtor or according to certain other conditions.

Loans are classified as overdue 30 days after maturity. Individual loan installments are shown as overdue if repayment is more than 30 days past due. When any installment is more than 90 days past due, the entire loan balance is classified as overdue.

In-litigation loans are those in the legal collection process.

h) Allowance for risk of uncollectibility of loan portfolio and contingent loans
The allowance for losses on the loan portfolio and contingent loans is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan considering, among other things, economic conditions, client credit risk, credit history and guarantees received.

Loans for minor amounts and of similar nature are assessed as a whole to determine applicable allowances.

i) Property and equipment
Until December 31, 1999, property and equipment was recorded at inflation-adjusted cost, net of accumulated depreciation. From 2000 new additions are recorded at cost. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Fully depreciated property and equipment is included under memorandum accounts.

MERCANTIL assesses possible impairment in the value of its long-lived assets when events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of an asset to be held and used is measured by comparing the carrying amount with future undiscounted net cash flows expected to be generated by the asset. If an asset is impaired, the amount to be recognized as impairment is measured by the amount by which the carrying amount of the asset exceeds fair value.

j) Available-for-sale and other assets
Available-for-sale assets other than personal and real property received as payment are recorded at the lower of cost and market value. Gains or losses from the realization of available-for-sale assets are included in the statement of income.

MERCANTIL assesses collectibility items under other assets using the same criteria, where applicable, as those applied to the loan portfolio. Provisions are set aside as required for those items based on their nature or aging.

k) Deferred and systems development expenses
Deferred expenses are mainly in respect of office installation and improvement expenses. These expenses, as well as those incurred for systems development, are recorded at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over four years.

l) Goodwill
Goodwill is in respect of excess cost over book value of shares acquired and is amortized using the straight-line method over 20 years (Note 11).

m) Deferred income tax
The tax provision is based on management's projection of tax results. MERCANTIL and its subsidiaries record a deferred income tax asset when, in the opinion of management, there is reasonable expectation that future tax results will allow it to be realized (Note 17).

n) Liabilities under repurchase agreements
Liabilities under repurchase agreements are treated as financing operations and recorded as liabilities in the amounts of the funds obtained from these transactions. The difference in respect of the repurchase price is recorded as interest expense over the term of the liability.

o) Reserves for insurance operations
The reserve for unearned premiums represents the unmatured portion of insurance premiums. Reserves for insurance claims include the estimated cost of claims reported and related expenses in addition to the estimated provisions for claims incurred but not yet reported. Reserves are adjusted regularly based on historical claims experience.

In determining the reserves for insurance policies and claims, MERCANTIL conducts an ongoing review of its reserves, including technical reserves and reinsurance. Since reserves are based on estimates, the actual amounts may be greater or smaller than those reserves. The effects of changes in estimated reserves are included in the results for the period in which they occur. Reserves for insurance operations are shown under other liabilities (Note 15).

Insurance premiums collected are recorded as income when earned. Insurance managed by the Company, including equity, accident and health insurance policies, qualify as short-term insurance agreements.

p) Labor-related benefits
Accrual for employee termination benefits
MERCANTIL and its Venezuelan subsidiaries accrue for their liabilities in respect of employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law, and deposit amounts accrued on a monthly basis in a trust fund on behalf of each employee. Under certain circumstances, the Law provides for an additional indemnity for unjustified dismissals. Based on experience, MERCANTIL and its Venezuelan subsidiaries have set aside an additional provision to cover this contingent liability.

Profit-sharing bonus and vacation leave
As established in its Collective Labor Agreement, MERCANTIL grants profit-sharing bonuses and vacation leave to its employees that match or exceed minimum requirements set out by law, and accrues the related liabilities as incurred.

q) Employee benefit plans
Retirement pension plan
MERCANTIL has a long-term defined-benefit pension plan covering all eligible employees and which is managed by Fundación BMA. Related costs and liabilities are calculated using actuarial methods and are recorded in the results for the period. The net costs of the pension plan are based on actuarial assumptions which are revised annually and include service costs, interest expense and returns on plan assets, as well as deferral and amortization of certain components, such as actuarial gains or losses,

which are amortized over four years. MERCANTIL uses an actuarial method known as the "Projected Unit Credit Method" to calculate the present value of the Defined Benefit Obligation (DBO). MERCANTIL makes annual contributions to the plan, except when the DBO is already covered by plan assets.

In addition, Commercebank, N.A. has a 401K benefits plan to which MERCANTIL contributes a fixed percentage of participating employees' salaries.

Defined contribution scheme
During 2006 MERCANTIL implemented a defined contribution scheme called the MERCANTIL Supplementary Savings Plan to replace the Supplementary Retirement Pension Plan. Contributions to the plan are recorded in the results for the period.

Post-retirement benefits
The Supplementary Retirement Pension Plan and the Supplementary Savings Plan include certain post-retirement benefits, mainly medical insurance. The related costs and liabilities are determined based on actuarial methods and their effect is expensed over 10 years.

Stock option plan
MERCANTIL has a long-term stock option plan for certain key officers. MERCANTIL determines the fair value of these options and amortizes the related expense over the vesting period. The fair value of each option is determined at the option grant date using the Black-Scholes-Merton valuation model and does not take into consideration cash dividends that will not be received by the participants.

r) Derivative financial instruments
A derivative is a financial instrument or other agreement based on an underlying asset and recorded at contractual value. Gains and losses from fluctuations in market value of derivative financial instruments are included in the results for the period.

s) Recognition of revenue and expenses
Income, costs and expenses are recorded as earned or incurred, respectively. Interest on overdue or in-litigation loan portfolios or other credits classified as having high recoverability risk is recorded as income when collected. Interest collected in advance is recorded as income when earned. Income from financial lease contracts and amortization costs of leased property are shown as net interest income.

t) Fair value of financial instruments
MERCANTIL recognizes transactions with financial instruments at their transaction date. Financial instruments are recorded in the balance sheet as either assets or liabilities at their respective fair values. The carrying value of cash and due from banks, investment portfolio and interest and commissions receivable approximates their fair value due to the short-term maturities of these instruments. Since most loans, commercial paper and other financial liabilities of MERCANTIL bear interest at variable market rates, management considers their carrying amounts to approximate fair value.

Loan portfolio
Most of the loan portfolio earns interest at variable rates that are revised frequently, generally between 30 and 90 days for most of the short-term portfolio. Allowances are made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair value.

Deposits
The fair value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at their carrying amounts due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair values disclosed.

Financial liabilities
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

Risk-based financial instruments recorded in memorandum accounts
The fair value of derivatives was calculated using their specific market prices, based on trading operations on the secondary market.

27. Geographic Segment Information

MERCANTIL's operations are distributed geographically as follows:

	Six-month periods ended	
(Millions of bolivars)	**June 30, 2007**	**December 31, 2006**
Gross financial margin		
Venezuela	700,567	607,299
United States of America	205,212	188,408
Other	13,109	10,058
Total	918,888	805,765
Net financial margin, commissions and other income		
Venezuela	924,227	945,764
United States of America	220,358	198,517
Other	4,248	5,056
Total	1,148,833	1,149,337
Income before taxes and minority interests		
Venezuela	252,537	289,141
United States of America	78,045	73,549
Other	(13,434)	(10,218)
Total	317,148	352,472

	June 30, 2007 Millions of bolivars	%	December 31, 2006 Millions of bolivars	%
Assets				
Venezuela	22,423,698	62	19,755,589	62
United States of America	12,816,244	35	10,908,283	34
Other	945,888	3	1,053,095	4
Total	36,185,830	100	31,716,967	100
Liabilities				
Venezuela	21,225,987	63	18,587,239	64
United States of America	11,436,285	34	9,741,702	33
Other	794,435	3	798,603	3
Total	33,456,707	100	29,127,544	100

28. Financial Information by Subsidiary

Below is a summary of the financial information by subsidiary at June 30, 2007. This information includes the effect of elimination adjustments normally made during consolidation:

(Billions of bolivars)	Banco Mercantil	Commercebank Holding Corporation	Holding Mercantil Internacional (1)	Seguros Mercantil	Merinvest	Mercantil Inversiones y Valores and others	Consolidated total
Total assets	21,338,041	12,675,135	793,784	821,143	280,490	277,238	36,185,831
Investment portfolio	5,440,922	5,900,333	337,831	568,953	96,766	164,563	12,509,368
Loan portfolio, net	10,891,223	5,785,148	423,246	-	-	-	17,099,617
Deposits	18,695,256	9,529,743	707,764	-	-	-	28,932,763
Gross income (loss) before taxes	260,229	74,795	(21,465)	18,733	1,215	(16,669)	316,838
Net income (loss) for the period	197,894	39,863	(20,292)	18,412	3,949	(868)	238,958
Number of employees	7,419	907	51	1,226	51	73	9,727

(1) Holding Company of Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. and Banco Mercantil (Schweiz) AG and its subsidiary BMC Bank & Trust Limited.

29. Risk Management

MERCANTIL is mainly exposed to credit, market and operational risks. Below is the risk policy used by MERCANTIL for each type of risk:

Credit risk

MERCANTIL considers exposure to credit risk when one of the parties is unable to pay off its debts at maturity.

MERCANTIL monitors credit risk exposure by regularly analyzing payment capabilities of its borrowers. MERCANTIL structures the level of credit risk by establishing limits for single or group borrowers.

In certain cases, MERCANTIL requests fiduciary or mortgage guarantees, collateral, or certificates of deposit, after assessing specific borrower characteristics.

(Millions of bolivars)	June 30, 2007 Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	December 31, 2006 Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
Investments in securities issued by entities in the United States of America								
Securities issued or guaranteed by the government of the United of America (2)	453,917	137	(1,708)	452,346	1,617,627	8,915	(8,943)	1,617,599
Debt in companies sponsored and supervised by the government of the United States of America (3)	2,327,555	6,392	(15,699)	2,318,248	1,369,927	1,528	(11,381)	1,360,074
Securities issued by the National Treasury of the United States of America	184,875	45	(279)	184,641	224,717	453	(231)	224,939
Other investments	1,510,602	5,627	(4,275)	1,511,954	1,018,262	1,568	(1,019)	1,018,811
	4,476,949	12,201	(21,961)	4,467,189	4,230,533	12,464	(21,574)	4,221,423
Investments in other countries	677,652	11	(1,031)	676,632	394,843	1,249	(162)	395,930
	7,258,356	25,396	(64,733)	7,219,019	6,302,133	29,255	(23,600)	6,307,788

(1) Includes fixed interest securities issued by the Bolivarian Republic of Venezuela in May 2006.

(2) Includes securities of the Government National Mortgage Association and the Small Business Administration.

(3) Includes shares of the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and the Federal Farm Credit Bank.

Investments in available-for-sale securities include US$92 million as collateral for advances received from the Federal Home Loan Bank (US$123 million at December 31, 2006)

At June 30, 2007, investments in available-for-sale securities include securities of the Coral Gables agency with a market value of US$12,608,161 (US$16,281,904 at December 31, 2006), pledged to regulatory entities in compliance with state requirements in the United States of America.

At June 30, 2007, a net unrealized loss of Bs 26,611 million, shown in the consolidated statement of shareholders' equity includes net unrealized gains of Bs 11,920 million in respect of the share trading portfolio, Bs 806 million in restricted investments and net losses of Bs 39,337 million in available-for-sale investments.

(Millions of bolivars)	June 30, 2007 Amortized cost	Unrealized gain (loss)	Market value	December 31, 2006 Amortized cost	Unrealized gain (loss)	Market value
Investments in held-to-maturity securities						
Investments in securities issued by Venezuelan entities						
Securities issued or guaranteed by the Bolivarian Republic of Venezuela						
In local currency (1)	6,427	(67)	6,360	276,593	1,033	277,626
In foreign currency	224,713	6,740	231,453	222,885	(90)	222,795
Other investments	670	(1)	669	417	(74)	343
	231,810	6,672	238,482	499,895	869	500,764
Investments in securities issued by entities in the United States of America						
Securities issued or guaranteed by the government of the United States of America (2)	26,636	-	26,636	36,904	-	36,904
Mandatorily redeemable preferred stock (3)	1,457	-	1,457	47,932	(33)	47,899
Other investments	81,019	-	81,019	64,797	63	64,860
	109,112	-	109,112	149,633	30	149,663
Investments in other countries	6,192	-	6,192	7,597	(2)	7,595
	347,114	6,672	353,786	657,125	897	658,022

(1) Includes fixed interest securities issued by the Bolivarian Republic of Venezuela in May 2006.

(2) Includes shares of the Federal National Mortgage Association.

(3) Includes shares of private companies.

	June 30, 2007				December 31, 2006			
(Millions of bolivars)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
Share trading portfolio								
Shares issued by Venezuelan companies	3,113	15,404	(4,143)	14,374	4,186	16,928	(5,780)	15,334
Shares issued by foreign companies	22,548	659	-	23,207	375	585	-	960
	25,661	16,063	(4,143)	37,581	4,561	17,513	(5,780)	16,294

During the six-month period ended June 30, 2007, certain subsidiaries sold MERCANTIL shares in cash at market value to third parties. A gain on sale of Bs 236 million (Bs 348 million at December 31, 2006) was recorded under retained earnings.

	June 30, 2007		December 31, 2006	
(Millions of bolivars)	Cost	Market value	Cost	Market value
Investments in time deposits and placements				
Investments in securities issued by Venezuelan entities				
Time deposits				
Banco Central de Venezuela	3,400,000	3,400,000	3,783,000	3,783,000
Financial institutions	114,277	114,277	46,178	46,178
Overnight deposits	-	-	63,100	63,100
	3,514,277	3,514,277	3,892,278	3,892,278
Investments in securities issued by financial institutions in the United States of America				
Time deposits	244,262	244,262	255,475	255,475
Overnight deposits	243,349	243,349	72,574	72,574
	487,611	487,611	328,049	328,049
Investments in securities issued by foreign entities	135,304	135,304	84,726	84,726
	4,137,192	4,137,192	4,305,053	4,305,053

Investments in time deposits and placements include Bs 4,134,319 million, maturing within 90 days (Bs 4,304,536 million at December 31, 2006).

	June 30, 2007		December 31, 2006	
(Millions of bolivars)	Cost	Market value	Cost	Market value
Restricted investments and repurchase agreements				
Securities issued by the Bolivarian Republic of Venezuela				
In local currency	33,385	33,424	15,238	15,262
In foreign currency	942	942	7,808	7,808
	34,327	34,366	23,046	23,070
Securities issued or guaranteed by the government of the United States of America	87,183	87,950	245,369	246,986
Investments in other countries	4,901	4,901	4,467	4,467
	126,411	127,217	272,882	274,523

Below is a classification of investments by maturity at June 30, 2007:

(Millions of bolivars)	Available-for-sale investments			Held-to-maturity investments		
	Cost	Book value (equivalent to market value)	Yield	Cost	Amortized cost	Yield (1)
In bolivars						
Less than one year	496,199	497,635	5.44%	529	532	5.65%
From 1 to 5 years	1,013,041	1,006,662	4.59%	6,288	6,232	3.41%
Over five years	225,106	222,475	5.07%	335	333	5.18%
In U.S. dollars						
Less than one year	1,873,586	1,873,329	5.82%	4,616	4,736	6.36%
From 1 to 5 years	314,789	314,760	10.5%	171,688	179,532	5.71%
Over five years	3,335,635	3,304,158	5.68%	154,284	155,749	6.03%
	7,258,356	7,219,019		337,740	347,114	

(1) The yield of securities is based on amortized cost at period-end. Yield is calculated by dividing income from securities (including amortization of premiums or discounts) by amortized cost. The effect of changes in fair value is not recognized.

During the six-month period ended June 30, 2007, net loss of Bs 16,890 million (net income of Bs 33,050 million during the six-month period ended December 31, 2006) was recorded on the sale of securities and included in the consolidated statement of income under gain on sale of investment securities.

The control environment of MERCANTIL includes policies and procedures to determine investment risks by entity and economic sector. At June 30, 2007, MERCANTIL has investment securities issued or guaranteed by the Venezuelan government and investment securities with Banco Central de Venezuela (BCV), which represent 17.67% and 27,18%, respectively, of its investment securities portfolio (18.17% and 32.14%, respectively, at December 31, 2006). Furthermore, MERCANTIL has investments in bonds issued by the government and other government agencies of the United States of America representing 25.92% of its investment portfolio (30.36% at December 31, 2006).

5. Direct Financial Assets

At June 30, 2007, MERCANTIL has securities loan agreements with third parties, represented by Treasury Notes of the Bolivarian Republic of Venezuela and National Public Debt Bonds for Bs 249,751 million, par value of Bs 233,356 million, with yields between 2% and 6% (par value of Bs 93,560 million, with yields between 3% and 12% at December 31, 2006) and maturities as follows:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Up to 30 days	158,919	26,867
31 to 60 days	90,832	10,734
61 to 90 days	-	55,207
Total	249,751	92,808

6. Loan Portfolio

The loan portfolio is classified as follows:

	June 30, 2007						December 31, 2006	
(Millions of bolivars)	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
Economic activity								
Commercial	5,645,121	4,885	20,794	593	5,671,393	33	5,132,321	35
Construction	2,431,793	-	32,478	305	2,464,576	14	1,938,107	12
Industrial	1,469,946	6,111	844	129	1,477,030	8	996,465	7
Agriculture	1,806,161	5,648	5,094	36	1,816,939	10	1,182,278	8
Foreign trade	1,495,736	5,187	22,580	-	1,523,503	9	1,346,949	9
Car loans	1,163,430	-	8,483	-	1,171,913	7	1,029,293	7
Credit cards	1,194,985	-	731	-	1,195,716	7	956,734	6
Home purchase	850,314	3,198	7,085	1,638	862,235	5	829,030	6
Services	431,124	-	1,374	42	432,540	2	411,881	3
Other	795,559	280	8,634	285	804,758	5	1,042,709	7
	17,284,169	25,309	108,097	3,028	17,420,603	100	14,865,767	100

Below is the movement of the consolidated allowance for loan portfolio:

	Periods ended	
(Millions of bolivars)	June 30, 2007	December 31, 2006
Balance at the beginning of the six-month period	293,500	237,426
Allowance for the six-month period	69,768	76,204
Effect of translation of allowances in foreign currency	6	15
Decrease in allowance (Note 19)	(3,959)	(1,848)
Write-off of uncollectible loans	(39,125)	(15,660)
Transfers from other reserves	796	(2,637)
Balance at the end of the six-month period	320,986	293,500

During the six-month period ended June 30, 2007, interest accrued but not recorded as income on overdue loans and in-litigation loans amounted to Bs 12,138 million (Bs 9,537 million during the six-month period ended December 31, 2006). Interest on loan portfolio for the six-month period ended June 30, 2007 includes Bs 12,519 million (Bs 6,034 million during the six-month period ended December 31, 2006) for interest collected on overdue loans and in-litigation loans deferred in previous six-month periods.

During the six-month period ended June 30, 2007, uncollectible loans written-off in previous six-month periods for Bs 17,281 million were collected (Bs 43,534 million during the six-month period ended December 31, 2006), and are included in the consolidated statement of income under other income (Note 19).

The control environment of MERCANTIL includes policies and procedures to determine credit risks by client and economic sector. Concentration of risk is limited since loans are granted to a variety of economic sectors and a large number of clients. At June 30, 2007 and December 31, 2006, MERCANTIL does not have significant risk concentrations in its consolidated loan portfolio.

7. Interest and Commissions Receivable

Interest and commissions receivable comprise the following:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Interest on		
Loan portfolio	112,735	102,262
Investment securities	63,396	68,576
	176,131	170,838
Commissions receivable	15,640	17,635
Provision for contingent losses	(2,257)	(2,299)
	189,514	186,174

8. Long-term Investments

Long-term investments recorded by the equity method comprise the following:

	June 30, 2007					December 31, 2006		
	Par value		Number of shares	Equity %	Millions of bolivars	Number of shares	Equity %	Millions of bolivars
Todo 1 Services, Inc. (Note 11)	2,144	(1)	26,187	47.04	12,051	26,187	47.00	9,349
Cestaticket Accor Services, C.A.	1,000		2,580,000	43.00	18,463	279,500	43.00	25,494
Proyectos Conexus	100		343,334	33.00	1,866	343,334	33.00	1,742
Other	-				85			199
					32,465			36,784

(1) Equivalent to a par value of US$1 per share.

During the six-month period ended June 30, 2007, MERCANTIL increased capital stock of Cestaticket Accor Services, C.A. by Bs 2,301 million in cash.

During the six-month period ended June 30, 2007, MERCANTIL recorded income from equity participation of approximately Bs 22,479 million (Bs 17,718 million during the six-month period ended December 31, 2006), of which Bs 19,808 million relates to Cestaticket Accor Services, C.A. (Bs 14,048 million during the six-month period ended December 31, 2006), and received dividends of Bs 29,140 million (Bs 22,629 million at December 31, 2006).

Todo 1 Services, Inc., an entity incorporated and domiciled in the United States of America, began operations in February 2000 as part of an alliance with the financial institutions Bancolombia and CONAVI in Colombia. The alliance strives to combine the individual business skills of these companies to develop e-business in each of the aforementioned countries and Spanish-speaking markets in general. During the six-month period ended June 30, 2007, MERCANTIL recorded income from equity in long-term investments of Bs 2,702 million (Bs 2,620 million during the six-month period ended December 31, 2006).

In June 2007 the Board of Directors of the subsidiary of Banco Mercantil, C.A., Trillansa, S.A., resolved to sell a group of assets to a third party; therefore, at June 30, 2007, Bs 1,520 million was released from the related provision. Furthermore, the shareholders are assessing the termination of operations and liquidation of this subsidiary.

9. Available-for-sale Assets

Available-for-sale assets comprise the following:

(Millions of bolivars)	December 31, 2006	Additions	Withdrawals	Fully depreciated write-offs	Other	Translation adjustment	June 30, 2007
Real property received as payment	3,370	-	(311)	(263)	(26)	342	3,112
Other available-for-sale assets	2,262	21,714	(19,927)	-	-	25	4,074
Accumulated amortization	(564)	(117)	274	263	-	(9)	(153)
	5,068	21,597	(19,964)	-	(26)	358	7,033

During the six-month period ended June 30, 2007, MERCANTIL recorded amortization expense in respect of available-for-sale assets of Bs 117 million (Bs 369 million during the six-month period ended December 31, 2006). Fully amortized personal and real property is shown under memorandum accounts (Note 2-i).

During the six-month period ended June 30, 2007, MERCANTIL and certain subsidiaries sold assets received as payment and idle assets, resulting in a gain on sale of Bs 5,583 million (Bs 8,634 million during the six-month period ended December 31, 2006), shown in the consolidated statement of income under other income (Note 19).

10. Property and Equipment

Property and equipment comprises the following:

	Costs						
(Millions of bolivars)	Balances at December 31, 2006	Additions	Withdrawals	Fully depreciated write-offs	Other	Translation adjustment	Balances at June 30, 2007
Buildings and facilities	246,774	69	(167)	-	(1,333)	86	245,429
Office furniture and equipment	290,598	31,214	(6)	(7,249)	(1,496)	2	313,063
Vehicles	4,377	528	(88)	-	-	-	4,817
Land	17,634	-	(342)	-	-	22	17,314
Construction in progress	29,782	25,872	(3,338)	-	(2)	-	52,314
Other property	16,562	31,525	-	-	-	-	48,087
Total	605,727	89,208	(3,941)	(7,249)	(2,831)	110	681,024

	Accumulated depreciation						
(Millions of bolivars)	Balances at December 31, 2006	Additions	Withdrawals	Fully depreciated write-offs	Other	Translation adjustment	Balances at June 30, 2007
Buildings and facilities	(103,531)	(6,911)	70	-	2,059	(6)	(108,319)
Office furniture and equipment	(181,054)	(19,288)	1	7,249	35	2	(193,055)
Vehicles	(1,774)	(489)	35	-	(2)	-	(2,230)
Other property	-	(709)	-	-	-	-	(709)
Total	(286,359)	(27,397)	106	7,249	2,092	(4)	(304,313)

At June 30, 2007, property and equipment and other assets include Bs 31,525 million and Bs 7,508 million, respectively, related to the acquisition of a corporate airplane (Note 11). The useful life assigned to this asset is 10 years.

During the six-month period ended June 30, 2007, MERCANTIL recorded depreciation expense of Bs 27,397 million (Bs 22,936 million during the six-month period ended December 31, 2006), shown in the consolidated statement of income under operating expenses.

At June 30, 2007, buildings, facilities and land for Bs 154,424 million have an estimated market value of Bs 724,036 million, based on valuations performed by independent appraisers in December 2005.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (Years)	Remaining useful life (Years)
Buildings and facilities	40	24
Office furniture and equipment	4-10	2
Other property	10	10

11. Other Assets

Other assets comprise the following:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Goodwill		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 42,648 million (Bs 39,367 million at December 31, 2006)	88,575	91,856
Florida Savings Bank, net of accumulated amortization of Bs 2,201 million (Bs 1,181 million at December 31, 2006)	38,443	39,337
C.A. Seguros Orinoco, net of accumulated amortization of Bs 5,835 million (Bs 5,304 million at December 31, 2006)	13,768	14,298
Seguros Mercantil, C.A., net of accumulated amortization of Bs 1,397 million (Bs 1,296 million at December 31, 2006)	2,593	2,693
Todo 1 Services, Inc., net of accumulated amortization of Bs 3,291 million (Bs 123 million at December 31, 2006)	-	3,168
	143,379	151,352
Transactions with securities in process of settlement	664,461	117,802
Insurance premiums receivable	123,218	105,160
Deferred expenses, net of accumulated amortization of Bs 73,611 million (Bs 61,077 million at December 31, 2006)	72,240	61,628
Prepaid expenses	43,979	25,411
Deferred income tax (Note 17)	40,667	41,128
Shopping mall rights	39,191	39,191
Pending items	33,273	38,225
Advances for acquisition of personal and real property (Note 10)	21,283	2,612
Systems development, net of accumulated amortization of Bs 86,717 million (Bs 83,081 million at December 31, 2006)	18,330	15,798
Prepaid taxes, insurance and other prepaid expenses	14,254	40,504
Premiums receivable from the Venezuelan government	7,786	7,367
Prepaid advertising	7,905	4,964
Accounts receivable from other credit card issuing institutions	6,541	18,054
Adjustment to market value of securities under spot agreements (Note 23)	(5,147)	189
Stationery and office supplies	2,798	4,385
Cross Currency Swap valuation (Notes 15 and 23)	642	30
Other	48,323	59,831
	1,283,123	733,631
Allowance for estimated losses on other assets	(10,203)	(7,968)
	1,272,920	725,663

In 2000, 2001 and 2006, MERCANTIL acquired a majority shareholding in a commercial bank in Venezuela (Interbank, C.A.), an insurance company (C.A. Seguros Orinoco) and a bank in Florida, U.S.A. (Florida Savings Bank), giving rise to goodwill of Bs 131,223 million, Bs 19,600 million and Bs 40,170 million, respectively. These three companies were later merged into Banco Mercantil, Seguros Mercantil and Commercebank, respectively. To acquire Seguros Orinoco, former shareholders provided guarantees covering a 10-year period for recovery of certain assets and resolution of certain contingencies.

During the six-month period ended June 30, 2007, amortization of goodwill in respect of equity acquired in Todo 1 Services, Inc. was completed.

The balance receivable from the Venezuelan government is mainly in respect of April, May and June 2007 premiums on medical insurance policies (hospitalization, surgery and maternity), included under income from insurance premiums for the six-month period.

In June 2006 the subsidiary Banco Mercantil sold land to a third party at a market value of Bs 39,191 million. This land will be developed into a shopping mall within approximately three years. MERCANTIL simultaneously acquired 20% of the premises at the same price to be used as its main office and other facilities.

The balance of pending items includes mainly operations conducted in the normal course of business during the last days of the month that are being identified and have not yet been definitively recorded. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under other liabilities (Note 15).

During the six-month period ended June 30, 2007, MERCANTIL recorded amortization expense of Bs 18,840 million (Bs 14,597 million during the six-month period ended December 31, 2006), shown in the consolidated statement of income under operating expenses.

12. Deposits

Deposits comprise the following:

Type of deposit

	June 30, 2007		December 31, 2006	
	Millions of bolivars	%	Millions of bolivars	%
Non-interest-bearing checking accounts	6,053,031	21	5,128,745	20
Interest-bearing checking accounts	7,512,770	26	6,221,425	25
Savings accounts	7,463,305	26	7,160,491	28
Time deposits	7,903,657	27	6,736,211	27
	28,932,763	100	25,246,872	100

Time deposits by maturity

	June 30, 2007 Millions of bolivars	%	December 31, 2006 Millions of bolivars	%
Up to 30 days	3,559,776	45	3,233,495	48
31 to 60 days	879,532	11	759,052	11
61 to 90 days	577,807	7	568,934	8
91 to 180 days	758,760	10	530,802	8
181 to 360 days	399,772	5	458,104	7
Over 360 days	1,728,010	22	1,185,824	18
	7,903,657	100	6,736,211	100

Deposits bear interest at the rates shown below:

	June 30, 2007				December 31, 2006			
	Deposits in bolivars		Deposits in U.S. dollars		Deposits in bolivars		Deposits in U.S. dollars	
	Minimum rate %	Maximum rate %	Minimum rate %	Maximum rate %	Minimum rate %	Maximum rate %	Minimum rate %	Maximum rate %
Interest-bearing checking accounts	0.50	5.00	0.10	5.60	0.50	5.00	0.10	5.60
Savings deposits	6.50	7.00	0.10	5.50	6.50	7.00	0.10	5.50
Time deposits	10.00	10.75	0.15	6.57	10.00	10.75	0.15	6.57

At June 30, 2007, deposits include Bs 1,229,399 million (Bs 828,885 million at December 31, 2006) from the Venezuelan government and other government entities, equivalent to 4.2% of total deposits (3.3% at December 31, 2006).

13. Debt Authorized by the Venezuelan Securities and Exchange Commission

At June 30, 2007, MERCANTIL has issued by public offering debenture bonds and commercial paper with the following characteristics:

a) Debenture bonds

(Millions of bolivars)	Amount of issue	Pending issuance (Note 23)	Amount placed	Date of issue	Term (Years)	Percentage of return on TAM (•) %
Issue 2004-IV	30,000	-	28,871	November 2004, March and May 2005	3	91
Issue 2005-I	35,000	-	35,000	November and December 2005	3	88
Issue 2006-I	60,000	-	60,000	November 2006	2	8.25 fixed rate
Issue 2006-II	40,000	-	40,000	November 2006	4	76
Issue 2007-I	100,000	1,803	98,197	May and June 2007	4	72.50
	265,000	1,803	262,068			
Bonds acquired by subsidiaries			(41,048)			
			221,020			

(•) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed by the main six commercial and universal banks in Venezuela according to information published by Banco Central de Venezuela (BCV).

b) Commercial paper

(Millions of bolivars)	Amount of issue	Pending issuance (Note 23)	Amount placed	Date of issue	Term (Days)	Discount %
Issue 2006-I						
Series III	10,000	-	10,000	September 2006	360	7.00
Series IV	20,000	-	20,000	October 2006	339	6.75
Series V	10,000	-	10,000	October 2006	311	6.75
Series VI	20,000	-	20,000	November 2006	279	6.75
Series VII	20,000	-	20,000	February 2007	233	6.75
Series VIII	20,000	-	20,000	April 2007	120	6.75
Issue 2007-I						
Series I	100,000	80,000	20,000	May 2007	360	7.25
	200,000	80,000	120,000			

MERCANTIL reserves the right to fully or partially redeem these bonds at par value as of one year of the issue date of each series and on the date coupons are paid. One or several series issued may be redeemed.

14. Financial Liabilities

Financial liabilities are classified by type and maturity as follows:

(Millions of bolivars)	June 30, 2007 Up to one year	More than one year	Total	December 31, 2006 Up to one year	More than one year	Total
Liabilities with Venezuelan banks and savings and loan institutions						
Credit balances with correspondent banks	60,849	-	60,849	49,127	-	49,127
Loans granted by Venezuelan financial institutions, with annual interest at between 8% and 14.42% (between 8% and 13.59% at December 31, 2006)	158,841	100,000	258,841	218,599	100,000	318,599
	219,690	100,000	319,690	267,726	100,000	367,726
Liabilities with foreign banks and savings and loan institutions						
New York office mortgage loan of US$5,783,610, with 9.63% fixed annual interest	-	12,202	12,202	-	12,403	12,403
Federal Home Loan Bank, with a par value of US$84,317,769, with annual interest at between 3.10% and 5.90% (US$109,250,000 and annual interest at between 3.10% and 5.90% at December 31, 2006)	2,290	178,538	180,828	162,990	71,308	234,298
Other	1,678	-	1,678	377	-	377
	3,968	190,740	194,708	163,367	83,711	247,078
Direct financial liabilities						
Short sale of securities at par value of US$42,670,338, with annual interest at between 4.57% and 6.47% (par value of US$138,354,240, with annual interest at between 4.44% and 5.94% at December 31, 2006)	-	91,511	91,511	-	296,714	296,714
Securities loan agreement	187,723	-	187,723	98,572	-	98,572
	187,723	91,511	279,234	98,572	296,714	395,286
Liabilities under repurchase agreements						
Liabilities under repurchase agreements, with a par value of US$267,000,000, and annual interest at between 3.66% and 5.51% (US$271,059,000, with annual interest at between 3.66% and 5.51% at December 31, 2006)	-	572,608	572,608	-	581,313	581,313
Other liabilities						
Funds received for special financing programs, with annual interest at between 18% and 22.29%	-	3,756	3,756	-	4,434	4,434
Liabilities with credit card points of sale	483	-	483	2,549	-	2,549
Liabilities in respect of letters of credit	175,236	-	175,236	137,231	-	137,231
Other	267	340	607	266	734	1,000
	175,986	4,096	180,082	140,046	5,168	145,214
	587,367	958,955	1,546,322	669,711	1,066,906	1,736,617

Maturities of financial liabilities are as follows:

Up to one year

	June 30, 2007		December 31, 2006	
	Millions of bolivars	%	Millions of bolivars	%
Up to 30 days	290,084	49	228,729	33
31 to 60 days	151,575	26	68,225	10
61 to 90 days	31,531	5	21,103	3
91 to 180 days	104,177	18	91,918	14
181 to 270 days	10,000	2	30,000	5
271 to 360 days	-	-	229,736	35
Total	587,367	100	669,711	100

More than one year

	June 30, 2007		December 31, 2006	
	Millions of bolivars	%	Millions of bolivars	%
2007	-	-	203,999	19
2008	99,886	10	65,475	6
2009	82,720	9	136,410	13
2010 and beyond	776,349	81	661,022	62
Total	958,955	100	1,066,906	100

At June 30, 2007, MERCANTIL has securities loan agreements, represented by National Public Debt Bonds of the Bolivarian Republic of Venezuela with yields between 1% and 3% (Treasury Notes of the Bolivarian Republic of Venezuela with yields between 1% and 5% at December 31, 2006).

Liabilities under repurchase agreements

Below is a summary of liabilities under repurchase agreements:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Balance at period-end	572,608	581,313
Fair value of financial instruments (1)	572,608	581,313
Total maximum balance outstanding at the end of any month of the period	572,608	581,313
Average balance for the six-month period	488,611	427,530

(1) Based on present value of estimated future cash flows.

	%
Weighted average interest rate	
For the six-month period	
In foreign currency	4.70
Interest rate at period-end	
In foreign currency	4.75

Liabilities under repurchase agreements are mainly in respect of investments assigned by the subsidiary Commercebank, N.A. during the normal course of business.

15. Other Liabilities

Other liabilities comprise the following:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Pending items	641,576	205,942
Reserves for insurance operations (Note 2-o)	548,841	415,348
Cashier's checks issued to clients	293,843	178,657
Provision for contingencies and other (Note 31)	178,033	174,689
Personnel profit sharing and bonuses	109,889	26,501
Accrued expenses	100,774	136,793
Taxes collected and withheld	99,725	82,767
Other demand liabilities	86,259	59,918
Provisions for taxes payable (Note 17)	58,092	69,858
Deferred interest	45,645	44,553
Provision for operating risks	35,995	41,982
Labor contributions	21,781	18,612
Accounts payable to suppliers	17,252	12,557
Law on Narcotic and Psychotropic Substances	10,524	9,909
Science, Technology and Innovation Law	4,690	8,555
Supplementary Savings Plan (Note 18-a)	8,002	4,007
Unrealized gains	668	838
Cross Currency Swap valuation (Notes 11 and 23)	5,677	7
Other	55,205	84,889
	2,322,471	1,576,382

Pending items mainly include commitments acquired by Commercebank, N.A. in respect of security transactions pending settlement at period-end, which clear during the first days of July 2007.

At June 30, 2007, MERCANTIL maintains provisions for operating risks of Bs 35,995 million (Bs 41,982 million at December 31, 2006) determined on the basis of methodologies for risk management assessment, measurement and control. Provisions for contingencies and other operating risks are recorded in the consolidated statement of income under other operating expenses (Note 20).

A provision of Bs 4,690 million (Bs 8,555 million at December 31, 2006) has been set aside in respect of the 0.5% contribution of gross income obtained in the country during the preceding year required by the Law on Science, Technology and Innovation.

At a Special Shareholders' Meeting of the subsidiary Holding de Inversión Mercantil de Colombia, S.A. held in December 2006, approval was granted to liquidate this subsidiary and distribute the remainder among shareholders. The amount to cover certain administrative and labor contingencies was calculated at Bs 2,301 million. A reserve of Bs 470 million under a trust fund agreement was provided for to cover undetermined contingencies and liquidator fees, among others.

16. Subordinated Debt

The subsidiary Commercebank Holding Corporation has issued the following 30-year mandatorily redeemable subordinated debt:

Issue date	Maturity date	Annual interest %	Original amount in millions of US$	Balance at June 30, 2007 in millions of US$	June 30, 2007 and December 31, 2006, equivalent in millions of bolivars
June 1998	June 2028	8.90	40	28	59,684
September 2000	September 2030	10.60	15	15	32,169
March 2001	June 2031	10.18	10	10	21,446
July 2002	July 2032	LIBOR + 3.65	10	10	21,446
December 2002	January 2033	LIBOR + 3.35	9	9	19,838
April 2003	April 2033	LIBOR + 3.25	8	8	17,157
March 2004	April 2034	LIBOR + 2.85	5	5	10,723
September 2006	December 2038	LIBOR + 1.75	25	25	53,615
December 2006	December 2036	LIBOR + 1.75	15	15	32,169
					268,247

Commercebank Holding Corporation has the option of deferring interest payment on these liabilities for up to 10 six-month periods.

17. Taxes

Tax expense comprises the following:

(Millions of bolivars)	Six-month periods ended June 30, 2007	Six-month periods ended December 31, 2006
Taxes		
Current		
In Venezuela	56,697	38,027
Abroad	24,632	27,248
	81,329	65,275
Deferred		
In Venezuela	3,387	(1,377)
Abroad	62	4,674
	3,449	3,297

Taxes in Venezuela

Venezuelan Income Tax Law

This Law contemplates, among other things, regulations concerning a proportional tax on dividends, annual inflation adjustment, worldwide income taxation, fiscal transparency regulations and transfer pricing.

The tax year of MERCANTIL ends on December 31. For the six-month period ended June 30, 2007, the main differences between book income and taxable income arise from the net effect of the annual inflation adjustment, income from shareholdings, provisions and accruals, nontaxable income and the

net effect of tax-exempt income from National Public Debt Bonds and other securities issued by the Bolivarian Republic of Venezuela.

At December 31, 2006, MERCANTIL and its subsidiaries have tax loss carryforwards of Bs 99,458 million, with sources and maturities as shown below:

(Millions of bolivars)	Territorial	Extraterritorial	Total global
Tax loss	37,952	61,506	99,458
Maturities			
2007	20,240	5,366	25,606
2008	721	39,979	40,700
2009	16,991	16,161	33,152

The aforementioned amount mainly comprises tax losses of MERCANTIL (Bs 36,093 million), Inversiones y Valores Mercantil V, C.A. (Bs 49,031 million), Holding Mercantil Internacional, C.A. (Bs 6,314 million) and Merinvest, C.A. (Bs 6,097 million).

The subsidiary Banco Mercantil computed taxable income for the year ended December 31, 2006, giving rise to a tax expense of Bs 59,748 million. The following is a reconciliation between book expense and tax expense for Banco Mercantil:

	Year ended December 31, 2006
Statutory tax rate	34%
(Millions of bolivars)	
Notional tax expense based on book income computed at the tax rate in effect	152,976
Difference between notional tax expense and actual tax expense	
Net effect of shareholdings	(28,663)
Effect of the annual inflation adjustment	(75,870)
Net effect of National Public Debt Bonds exemption	(19,364)
Net effect of sale of shares	(3,179)
Nondeductible provisions	
Loan portfolio, net	20,281
Other provisions	2,269
Other	(496)
Effect of applying tax rate to taxable income in Venezuela	47,954
Effect of applying tax rate to foreign-earned taxable income	11,794
Effect of applying tax rate to taxable income in Venezuela, plus foreign-earned taxable income	59,748

Business assets tax

Business assets tax was a minimum tax, complementary to income tax. It was calculated as 1% of the simple average of assets, based on amounts at the beginning and end of the year. In August 2004 the Business Assets Tax Law was repealed. At December 31, 2006, MERCANTIL and its subsidiaries have excess business assets tax of Bs 238 million, available for offsetting against income tax, which may be used until the year ending December 31, 2007 (Bs 490 million at December 31, 2006).

Transfer pricing
Income tax regulations in Venezuela and the United States of America set out the rules applicable to transfer pricing. According to these rules, taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions applying certain methodologies set out in each country's regulations. MERCANTIL and the subsidiaries to which these rules apply are required to keep supporting documentation and information related to transfer pricing calculation for these transactions.

Taxes in the United States of America
Federal taxes
Federal tax legislation in the United States of America establishes, among other things, tax on dividends, worldwide income taxation and transfer pricing.

State taxes
Companies in the United States of America must pay taxes in the state where they operate. In 2006 these companies paid taxes in Florida, New York, Texas and Delaware. Tax computation depends on laws in each state. Payments of state tax are considered credits against federal tax.

18. Employee Benefit Plan

a) Supplementary Savings Plan (Plan de Ahorro Previsional Complementario Mercantil)
In 2006 MERCANTIL implemented a plan for its employees and those of its Venezuelan subsidiaries corresponding to a defined contribution plan entitled "Plan de Ahorro Previsional Complementario Mercantil" (Supplementary Savings Plan) which replaced the defined benefit plan entitled "Plan Complementario de Pensiones de Jubilación" (Supplementary Defined Benefit Pension Plan). Active employees have the option of subscribing to the new plan or remaining in the existing defined benefit plan.

In the Supplementary Savings Plan, employees contribute between 1% and 5% of their basic monthly salary and MERCANTIL doubles this amount up to a maximum of 10%. Both contributions are recorded in individual accounts on behalf of each employee. For the six-month period ended June 30, 2007, MERCANTIL and its subsidiaries recorded an expense of Bs 11 billion (Bs 12 billion for the six-month period ended December 31, 2006) in respect of this plan.

b) Supplementary retirement pension plan
The supplementary retirement pension plan is based on a minimum 10-year length-of-service period and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment preceding retirement and is payable at a maximum of 60% of this average salary.

c) Post-retirement benefits
The Supplementary Retirement Pension plan and the Supplementary Savings Plan include certain additional post-retirement benefits for employees, mainly medical insurance, with costs and obligations determined based on actuarial methods and recorded in the statement of income for the period.

At June 30, 2007 and December 31, 2006, assets, obligations and results of the supplementary pension and post-retirement benefit plans, as well as long-term assumptions used, are as follows:

	Supplementary pension plan	Post-retirement benefits	
(Millions of bolivars)	December 31, 2006	June 30, 2007	December 31, 2006
Variation of projected benefit obligation			
Benefit obligation at January 1	69,580	8,267	8,267
Service cost	1,202	727	727
Interest cost	5,362	1,564	1,564
Actuarial gain (loss)	16,772	1,475	(1,505)
Plan reduction (gain)	(8,919)	-	-
Payment of obligation for transfer of assets	(8,701)	-	-
Transfer of obligations	(39,780)	-	-
Plan modification	-	9,770	9,770
Paid benefits	(3,340)	(908)	(908)
Projected benefit obligation	32,176	20,895	17,915
Variation in plan assets			
Fair value of assets at the beginning	53,077	8,267	8,267
Yield on assets	5,369	904	904
Company contribution	9,038	5,529	5,529
Payment of obligation for transfer of assets	(7,453)	-	-
Transfer of obligations	(24,456)	(5,092)	(5,092)
Paid benefits	(3,340)	(908)	(908)
Fair value of plan assets at the end	32,235	8,700	8,700
Financial position at period-end			
Present value of obligations (DBO)	(32,176)	(20,895)	(17,915)
Assets of external fund supporting the plan	32,235	8,700	8,700
Projected obligation (less assets)	59	(12,195)	(9,215)
Unrecognized past service cost	-	9,215	9,215
Unrecognized actuarial gain (loss)	24,986	1,310	(1,670)
	25,045	(1,670)	(1,670)
Components of net benefit cost for the period			
Service cost	1,202	727	727
Interest cost	5,362	1,564	1,564
Expected yield from plan assets	(4,086)	(622)	(621)
Effect of decrease and payment	(5,357)	-	-
Amortization of unrecognized past service cost	-	555	555
Amortization of actuarial gain	3,962	-	-
Net benefit cost for the period	1,083	2,224	2,225

Assumptions used to determine benefit obligations for the six-month periods ended:

	Supplementary pension plan	Post-retirement benefits	
	December 31, 2006	June 30, 2007	December 31, 2006
	%	%	%
Discount rate	11.00	11.00	11.00
Salary increase	12.00	12.00	12.00
Yield on assets			
Bolivars	15.00	15.00	15.00
U.S. dollars	6.50	6.50	6.50
Increase of medical expense for the six-month period	13.50	13.50	13.50

Plan costs for 2007 are estimated at Bs 14,384 million.

d) Long-term stock option plan

MERCANTIL and certain subsidiaries offer a long-term stock option plan to eligible officers approved by the Board of Directors' Compensation Committee. These shares are allotted over three-year periods and awarded annually. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of members, once these shares have been assigned and subsequently awarded to eligible officers based on individual allotments approved in accordance with plan regulations. During each administrative phase and until the shares are actually acquired by officers, cash dividends declared in respect of these shares are received by Fundación BMA and stock dividends by the participants. According to the long-term incentive nature of the plan, officers must be active employees of MERCANTIL in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled. At June 30, 2007, 208 employees are participating in this plan. For the six-month period ended June 30, 2007, Bs 3,500 million (Bs 1,400 million during the six-month period ended December 31, 2006) was contributed for this plan.

Below is a breakdown of shares included in the plan at June 30, 2007, which are deposited in the Seguros Mercantil, C.A. trust fund:

Phase	Approval date	Number of shares (4)		Option price		End of term for option exercise
		Class "A"	Class "B"	Class "A"	Class "B"	
				(In bolivars)		
III	2001	1,931,349 (1)	1,616,615 (1)	700	600	2006, 2007 and 2008
IV	2004	8,466,674 (2)	7,057,990 (2)	2,500	2,500	2009 and 2010
V	2007	3,088,236 (3)	5,408,328 (3)	4,765	4,765	2010
Available shares		748,302 (4)	502,476 (4)			
Total shares in trust fund		14,234,561 (5)	14,585,409 (5)			

(1) Shares in individual trust funds on behalf of participants.

(2) Phase announced to employees in March 2007. This Phase includes two groups of options for eligible employees. In the first group, 3,540,534 Class "A" shares and 2,951,466 Class "B" shares were granted to be exercisable over a nine-month vested period. In the second group, 779,312 Class "A" shares and 649,688 Class "B" shares were granted to be exercisable over a one year and nine months vested period. Once exercised, the sale of 50% of these options will be restricted while the employees are working at MERCANTIL.

(3) Phase approved by the Board of Directors' Compensation Committee in January 2007. Under development.

(4) Available shares.

(5) Includes stock dividends.

Below is the movement of shares awarded in Phases I, II, III, and IV:

	Shares awarded		
	Class "A"	Class "B"	Total
Balance at June 30, 2006	4,242,225	3,465,595	7,707,820
Options exercised	(1,022,740)	(857,179)	(1,879,919)
Balance at December 31, 2006	3,219,485	2,608,416	5,827,901
Options awarded	6,047,690	5,041,497	11,089,187
Stock dividends	3,291,734	2,747,020	6,038,754
Options exercised	(2,160,886)	(1,722,328)	(3,883,214)
Balance at June 30, 2007	10,398,023	8,674,605	19,072,628

Of the options in effect at June 30, 2007, a total of 3,547,964 options were available to be exercised (5,827,901 options at December 31, 2006).

The market value of each option is estimated at award date based on the Black-Scholes valuation model using the following premises:

(In bolivars)	Share volatility %	Risk-free rate %	Time (Years)	Option value
Phase I	78.6	28.6	7.8	7,721
Phase II	68.7	21.0	6	386
Phase III	35.8	26.9	7.5	1,458
Phase IV	31.4	8.3	2.4	3,095

In connection with the options awarded during the six-month period ended June 30, 2007, MERCANTIL recognized expenses of Bs 7,371 million in the statement of income based on the market value of options at the award date.

In January 2007 the terms and characteristics of the General Stock Purchase Plan were defined, whereby employees of MERCANTIL and its subsidiaries in Venezuela, excluding employees eligible for the long-term stock option plan, may purchase stock of MERCANTIL. In December 2006 MERCANTIL contributed Bs 3,600 million for the purchase of shares. This plan was implemented in February 2007 and MERCANTIL is preferentially entitled to purchase those shares at market value when the employee decides to sell them. Employees have certain sales restrictions during a defined period.

19. Other Income

Other income comprises the following:

(Millions of bolivars)	Six-month periods ended June 30, 2007	Six-month periods ended December 31, 2006
Commissions on banking services	25,609	35,595
Interest on financing of insurance policies	20,387	20,561
Decrease in allowances	19,164	54,192
Recovery of loans recorded as uncollectible (Note 6)	17,281	43,534
Commissions on administration of housing savings fund	12,388	13,745
Commissions for foreign currency administration	15,202	12,785
Commissions on advisory services	8,585	6,709
Commissions on drafts and transfers	9,420	9,145
Gain on sale of available-for-sale assets (Note 9)	5,583	8,634
Income from other accounts receivable	2,930	2,998
Decrease in allowance for losses on loan portfolio (Note 6)	3,959	1,848
Commissions on administration of investment portfolio	190	1,331
Income (loss) from transactions with derivative instruments (Note 23)	(5,614)	1,111
Other	26,245	35,968
	161,329	248,156

20. Other Operating Expenses

Other operating expenses comprise the following:

(Millions of bolivars)	Six-month periods ended June 30, 2007	Six-month periods ended December 31, 2006
Professional fees and other external services	66,229	66,542
Advertising and marketing	44,784	52,775
Communications	48,171	45,133
Taxes and contributions	36,015	24,888
Service commissions	34,456	35,869
Robbery, assault and fraud	14,572	7,966
Provisions for other assets	13,760	25,899
Office supplies	11,144	11,163
Donations	3,190	10,029
Transportation and security	8,235	9,299
Public relations and representation expenses	6,153	5,996
Provision for Law on Science, Technology and Innovation (Note 15)	774	2,490
Insurance expenses	3,038	2,489
Provisions for operating risks and other contingencies	2,200	38,102
Provision for available-for-sale assets (Note 9)	117	369
Cross Currency Swap Valuation (Note 23)	5,689	-
Other	26,729	22,671
	325,256	361,680

21. Shareholders' Equity

a) Capital stock and authorized capital

At June 30, 2007, the subscribed and paid-in capital of MERCANTIL amounts to Bs 150,497 million, represented by 1,003,310,338 shares divided into 582,459,224 Class "A" common shares and 420,851,114 Class "B" common shares, with limited voting rights (approval of financial statements and appointment of statutory auditors), with a par value of Bs 150 each. Of these shares, 3,689,652 Class "A" common shares and 2,015,092 Class "B" common shares constitute treasury stock in connection with the current repurchase program of MERCANTIL shares. There are 997,605,594 shares outstanding, 578,769,572 Class "A" shares and 418,836,022 Class "B" common shares (at December 31, 2006, 718,112,169 shares, divided into 417,003,636 Class "A" common shares and 301,108,533 Class "B" common shares with limited voting rights. Of these shares 2,243,014 Class "A" common shares and 675,714 Class "B" common shares constitute treasury stock in connection with the current repurchase program of MERCANTIL shares. Outstanding shares amount to 414,760,622 Class "A" and 300,432,819 Class "B", with a par value of Bs 150 each).

Authorized capital stock of MERCANTIL at June 30, 2007 is Bs 300,993 million (Note 23).

b) Public offering of MERCANTIL shares

At a Shareholders' Meeting held in March 2007, it was resolved to increase subscribed and paid-in capital stock to Bs 215,434 million through the issue of a maximum of 718 million Class "A" or "B" common shares with a par value of Bs 150 each. Within this limit, the Board of Directors approved a public offering of up to 45 million shares (4.5% of capital stock) at Bs 3,350 each, which was authorized by the Venezuelan Securities and Exchange Commission. On July 25, 2007, MERCANTIL opened the Public Offering of Shares which concluded on August 7, 2007 and the issue was fully placed. Transfer of shares will terminate on August 31, 2007. Funds obtained will be used to broaden bank business, insurance and investment banking (Note 23).

c) Stock repurchase program

In May 2000 a repurchase program of MERCANTIL shares was approved, within the limits set out by the Capital Markets Law (up to 15% of the subscribed capital and a maximum term of two years after acquisition to dispose of these shares). This Law sets out that repurchased shares have no voting rights.

The repurchase program has been implemented in 15 six-month phases. Below is a summary of the applicable conditions for the current phases:

(In bolívars)	Date of approval at Shareholders' Meetings	Maximum authorized purchase price per share	Average purchase price	Repurchased and unredeemed shares
Phases				
Twelfth	September 2005	6,500	2,943.76	1,091,647
Thirteenth	March 2006	7,500	3,639.90	1,454,941
Fourteenth	September 2006	9,000	5,279.16	2,570,156
Fifteenth	March 2007	10,000	3,620.96	588,000
Repurchased and unredeemed shares (0.57% of capital stock)				5,704,744

In October 2001, January 2003, February 2004 and October 2005, approval was given to redeem 75,268,318 shares for Bs 164,789 million; these were acquired up to the eleventh phase of the aforementioned repurchase program and were held as treasury stock in conformity with the Capital Markets Law. These shares were redeemed in December 2001, February 2003, June 2004 and February 2006. The redemption performed in February 2006 resulted in a reduction of Bs 5,635 million in MERCANTIL's paid-in capital; at June 30, 2006, the remaining balance is Bs 107,717 million. Consequently, all treasury stock acquired during the eighth, ninth, tenth, and eleventh phases of this program was redeemed.

d) Dividends declared

In cash

Type of dividend	Date of approval at Shareholders' Meeting	Amount per share Bs	Frequency or payment date
Ordinary	March 2006	12	August 2006
Special	March 2006	71	September 2006
Ordinary	March 2006	12	November 2006
Ordinary	August 2006	12	February 2007
Ordinary	March 2007	12	May 2007
Special	March 2007	30	May 2007
Ordinary	March 2007	12	August 2007
Ordinary	March 2007	12	November 2007

In shares

Date of approval at Shareholders' Meeting	Dividend date	Number of shares issued	Amount in millions Bs	Dividend proportion
March 2007	May 2007	285,198,170	42,780	2 shares for every 5 held

In accordance with the Capital Markets Law, MERCANTIL is required to pay dividends to shareholders of at least 50% of its base annual income, of which at least 25% must be paid in cash each year. The minimum annual cash dividend is recorded as a liability

Below is the calculation method used to determine the basis for dividend distribution to shareholders in accordance with CNV rules:

(Millions of bolivars)	Year ended December 31, 2006
Consolidated net income	555,734
Less	
Equity in the results of subsidiaries	611,720
Add	
Dividends collected	122,743
Base income for dividend distribution	66,757

Retained earnings at June 30, 2007 include Bs 454,883 million available for dividend distribution; the remaining balance derives from retained earnings of subsidiaries and will be available for distribution once these subsidiaries declare and pay dividends.

e) Pre-stabilizing mechanism of MERCANTIL shares
MERCANTIL kept a price-stabilizing mechanism for its shares. This mechanism is aimed at rendering the price-forming process of shares more efficient and giving most MERCANTIL shareholders the opportunity to participate in a market of greater liquidity and depth capable of absorbing higher levels of supply and demand for shares.

The mechanism approved by the Venezuelan Securities and Exchange Commission (CNV), in effect until January 28, 2007, was implemented through the Caracas Stock Exchange (BVC). Transactions were conducted at market prices; up to 5% of MERCANTIL capital stock was acquired. All shares acquired under this mechanism must be sold during their term. During the six-month period ended December 31, 2006, 114,348 shares were acquired.

f) Other
The statutes include a shareholders' rights plan, which stipulates that, under certain circumstances, shareholders holding shares for more than 180 days are entitled to subscribe shares at par value (Bs 150 per share). This measure follows the defensive corporate best practices in use by companies in developed nations to maximize the value available to shareholders in case of a non-negotiated purchase offer and thus, strengthen their negotiating position in an event of this nature.

In addition, as part of these corporate best practices, the shareholders resolved to hold elections of members of the Board of Directors in phases and establish a qualified voting system for certain matters at Shareholders' Meetings.

A Foundation was incorporated abroad in 1986 with MERCANTIL and/or its shareholders as beneficiaries. The Foundation's Board of Directors decides, at its convenience, whether to transfer all or part of the Foundation's equity to MERCANTIL or its shareholders. At June 30, 2007, the Foundation has net equity of US$756,100 (US$754,259 at December 31, 2006), represented by securities at market value.

22. Financial Assets and Liabilities in Foreign Currency

The Venezuelan government established an exchange control regime in February 2003, coordinated, administered and controlled by the Commission for the Administration of Foreign Currency (CADIVI).

In July 2003 Exchange Agreement No. 4 was published regulating purchases in bolivars of securities issued by the Venezuelan government in foreign currency for which trading had been suspended until then. This regulation lays down: a) the exchange rate applicable to the purchase in bolivars of these securities on the primary market, as established in a previous regulation (Exchange Agreement No. 2), and b) that secondary trading of these securities in bolivars is not permitted until the Banco Central de Venezuela. (BCV) establishes the related regulations.

On March 2, 2005, the Ministry of Finance and BCV established new official exchange rates, as from that date, of Bs 2,144.60/US$1 (purchase) and Bs 2,150/US$1 (sale) (formerly Bs 1915.20/US$1 and Bs 1,920/US$1, respectively).

MERCANTIL is currently applying to CADIVI to obtain currency for conversion to U.S. dollars at the official exchange rate for payment of dividends in respect of ADRs in circulation. At June 30, 2007, Bs 39,970 million (Bs 29,108 million at December 31, 2006) has been received in respect of 2006 and the six-month period ended June 30, 2007, shown under other liabilities (Note 15). Foreign currency in respect of dividends for 2006 was received in July 2007.

The consolidated balance sheet of MERCANTIL includes the following balances of financial assets and liabilities in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates described in Note 2-u:

(Thousands of U.S. dollars)	June 30, 2007	December 31, 2006
Assets		
Cash and due from banks	56,921	57,753
Investment portfolio	3,363,275	2,908,496
Loan portfolio	3,123,215	3,002,974
Other assets	365,498	105,395
	6,908,909	6,074,618
Liabilities		
Deposits	4,824,640	4,123,289
Financial liabilities	482,300	587,721
Other liabilities	305,203	90,598
Subordinated debt	125,080	125,080
	5,737,223	4,926,688

During the six-month period ended June 30, 2007, net exchange gains resulting from foreign currency positions amounted to Bs 2,118 million (net losses of Bs 2,461 million during the six-month period ended December 31, 2006, mainly from the effect of translation of net assets of the Colombian subsidiaries under liquidation). Furthermore, during the six-month period ended June 30, 2007, gains from intermediation in foreign currency sales and purchases amounted to Bs 1,376 million (Bs 1,191 million during the six-month period ended December 31, 2006).

The estimated effect of the increase of every Bs 100/US$1 in the exchange rate of Bs 2,144.60/US$1 at June 30, 2007 would be an increase of Bs 690,891 million in assets and Bs 117,169 million in shareholders' equity.

23. Memorandum Accounts

Memorandum accounts comprise the following:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Contingent debtor accounts		
Guarantees granted	543,791	540,802
Letters of credit	774,885	707,720
Lines of credit (Note 24)	1,668,156	1,685,870
Transactions with derivative instruments	790,203	698,393
Cross Currency Swap Contract (Notes 11 and 15)	83,121	21,369
Tourist industry sector loan commitments	106,263	122,428
Other contingencies	537,355	355,240
	4,503,774	4,131,822
Assets received in trust	7,783,213	7,897,496
Special trust services	798,030	529,154
Debtor accounts for other special trust services (Housing Mutual Fund)	1,122,483	995,226
Other debtor memorandum accounts		
Custody of values received	6,529,398	6,672,978
Collections	86,429	55,282
Guarantees received	16,593,067	13,585,917
Unused lines of credit	3,693,689	3,717,412
Publicly traded shares (Note 21)	150,497	118,988
Commercial paper pending issue (Note 13-b)	80,000	20,000
Debenture bonds pending issue (Note 13-a)	1,803	-
Other control accounts	6,189,528	5,999,279
	33,324,411	30,169,856
	47,531,911	43,723,554

Assets received in trust

Trust fund accounts include the following balances, according to the combined financial statements of the trust:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Assets		
Cash and due from banks	106,787	185,695
Investment portfolio	4,951,493	5,200,836
Loan portfolio	2,250,021	2,035,246
Interest and commissions receivable	22,739	28,582
Assets received for administration	9,308	11,006
Other assets	442,865	436,131
Total assets	7,783,213	7,897,496
Liabilities		
Other accounts payable	13,620	16,303
Other liabilities	70,832	68,224
Total liabilities	84,452	84,527
Shareholders' equity	7,698,761	7,812,969
Total liabilities and shareholders' equity	7,783,213	7,897,496

Debtor accounts from other special trust services (Housing Mutual Fund)
The Venezuelan Housing Policy Law stipulates that contributions made to the fund by employees and employers, deposited in financial or savings institutions legally authorized to grant mortgages, be used to build, remodel or purchase homes.

Securities under spot agreements
MERCANTIL purchases and sells securities under spot agreements at an established price. For the six-month period ended June 30, 2007, net losses from adjustment to market value of Bs 5,147 million (net gains of Bs 189 million for the six-month period ended December 31, 2006) are recorded in other assets and shareholders' equity. Spot transactions were settled within seven business days of the date of origin. Securities under spot agreements comprise the following:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Securities		
Purchase rights	316,023	112,597
Sale rights	327,733	98,842
	643,756	211,439

Derivative financial instruments
MERCANTIL enters into non-hedging futures contracts for the purchase and sale of securities at a fixed price. Net losses resulting from these contracts for the six-month period ended June 30, 2007 amounted to Bs 5,614 million (net gains of Bs 1,111 million during the six-month period ended December 31, 2006), shown under other income (Note 19).

MERCANTIL also enters into non-hedging futures contracts to purchase currency at a fixed price.

The status of open transactions with negotiable instruments is as follows:

	June 30, 2007		December 31, 2006	
Futures contracts	**Millions of bolivars**	**Maturity**	**Millions of bolivars**	**Maturity**
Exchange rates (foreign currency)				
Purchases	33,589	July and December 2007	11,661	January and November 2007
Securities				
Purchases	14,839	July 2007	162,076	January and February 2007
Sales	62,714	July and August 2007	12,973	January 2007
	111,142		186,710	

In December 2006 MERCANTIL exchanged securities worth US$10 million denominated in U.S. dollars with a third party for securities denominated in bolivars for Bs 21,446 million. Simultaneously, MERCANTIL entered into a Cross Currency Swap Contract with the same institution that allows MERCANTIL to acquire US$10 million at Bs 21,446 million in December 2007. At June 30, 2007, the difference between economic values of securities included in the contract resulted in a gain for MERCANTIL of approximately Bs 174 million and a loss of approximately Bs 5 million (gain of Bs 23 million at December 31, 2006) , shown under other income. In addition, income and expenses of Bs 143 million and Bs 88 million, respectively, were recorded for interest coupons in respect of this contract.

During the six-month period ended June 30, 2007, the subsidiary Banco del Centro, S.A. exchanged securities worth US$29.7 million denominated in U.S. dollars with a third party for securities denominated in bolivars for Bs 63,750 million. Simultaneously, Banco del Centro, S.A. entered into a Cross Currency Swap Contract with the same institution that allows it to acquire US$29.7 million at Bs 63,750 million in March 2012. At June 30, 2007, the difference between economic values of securities included in the contract resulted in a loss of Bs 5,601 million, shown under other operating expenses (Note 20).

Commercebank, N.A. uses derivative financial instruments (caps and swaps) to better manage interest rate risk. Although these derivative transactions or contracts are aimed at mitigating risks, in certain cases, they are not always accounted for with this purpose in mind. Consequently, changes in fair value of these contracts are computed and included in the consolidated statement of income.

In 1998 Commercebank, N.A. entered into a cap contract for a nominal amount of US$18 million. This contract is for 10 years and requires the counterparty to pay Commercebank, N.A. interest on the basis of the nominal amount of the contract and the difference between the London Interbank Offering Rate (LIBOR) for one month and 6.50% when LIBOR exceeds 6.50% in exchange for a single payment from the bank. At June 30, 2007 and December 31, 2006, the current amount of the contract was US$8 million, maintaining assets of US$0, representing the fair value of the contract.

Commercebank, N.A. entered into certain interest rate swap agreements during 2006. At June 30, 2007, Commercebank, N.A. has three swap agreements for US$17 million, US$10 million and US$88 million.

MERCANTIL's exposure to credit loss is related to noncompliance by other parties with the terms laid down in the contracts, as well as variations in the price of securities and interest rates. MERCANTIL has a control environment that includes policies and procedures for rating exchange and interest rate risks and monitoring derivative financial instruments, as well as assessing credit risks of clients.

24. Credit-related Commitments

MERCANTIL has significant outstanding commitments related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk resulting from interest rate variations. Since many of its credit limits may expire without being used, aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit, letters of credit and guarantees granted by MERCANTIL are recorded under memorandum accounts.

Guarantees granted

After conducting a credit risk analysis, MERCANTIL provides guarantees to certain customers within their line of credit. These guarantees are issued to a beneficiary and may be executed if the customer fails to comply with the terms of the agreement. These guarantees earn annual commissions between 0.125% and 2% of their value. Commissions are recorded monthly while the guarantees remain in force.

Letters of credit

Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MERCANTIL charges a fee of between 0.1% and 2% of the amount of the letter of credit and records the latter under assets once it is used by the customer. Unused letters of credit and other similar liabilities are included under memorandum accounts.

Lines of credit

MERCANTIL grants lines of credit to clients subject to prior credit risk assessment and obtention of any guarantees required by MERCANTIL. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MERCANTIL may exercise its option to cancel a credit commitment with a particular client at any time.

MERCANTIL issues renewable credit cards with limits for up to three years. However, it may exercise its option to cancel a credit commitment with a particular client at any time. Nominal credit card interest rates are variable for transactions in Venezuela and fixed for transactions in the United States of America.

MERCANTIL's exposure to credit loss in the event of noncompliance by clients with terms for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MERCANTIL for these commitments are the same as those for granting loans.

MERCANTIL assesses individual customer eligibility before granting credit. The amount of collateral provided, if required by MERCANTIL, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment, and investment securities.

25. Maturity of Financial Assets and Liabilities

Financial assets and liabilities at June 30, 2007 are classified as follows according to maturity:

(Millions of bolivars)	30 days	60 days	90 days	180 days	360 days	Over 360 days	Total
Assets							
Cash and due from banks	4,458,452	-	-	-	-	-	4,458,452
Investment portfolio	6,177,434	453,046	54,604	90,886	221,742	5,511,655	12,509,367
Loan portfolio	3,794,906	1,698,668	2,134,447	2,076,250	1,106,252	6,610,080	17,420,603
Interest and commissions receivable	189,514	-	-	-	-	-	189,514
Long-term investments	-	-	-	-	-	32,465	32,465
Total financial assets	14,620,306	2,151,714	2,189,051	2,167,136	1,327,994	12,154,200	34,610,401
Liabilities							
Deposits	24,588,882	879,532	577,807	758,760	399,772	1,728,010	28,932,763
Debt authorized by the Venezuelan Securities and Exchange Commission	341,020	-	-	-	-	-	341,020
Financial liabilities	290,084	151,575	31,531	104,176	10,000	958,956	1,546,322
Interest and commissions payable	42,936	-	-	-	-	-	42,936
Subordinated debt	-	-	-	-	-	268,247	268,247
Total financial liabilities	25,262,922	1,031,107	609,338	862,936	409,772	2,955,213	31,131,288

26. Fair Value of Financial Instruments

Below are book and fair values of financial instruments maintained by MERCANTIL:

(Millions of bolivars)	June 30, 2007 Book value	June 30, 2007 Fair value	December 31, 2006 Book value	December 31, 2006 Fair value
Assets				
Cash and due from banks	4,448,452	4,448,452	3,819,614	3,819,614
Investment portfolio	12,509,367	12,516,039	11,959,221	11,960,118
Loan portfolio, net of provision	17,099,617	17,099,617	14,572,267	14,572,267
Interest and commissions receivable, net of provision	189,514	189,514	186,174	186,174
	34,246,950	34,253,622	30,537,276	30,538,173
Liabilities				
Deposits	28,932,763	28,932,763	25,246,872	25,246,872
Debt authorized by the Venezuelan Securities and Exchange Commission	341,020	341,020	259,087	259,087
Financial liabilities	1,546,322	1,546,322	1,736,617	1,736,617
Interest and commissions payable	42,936	42,936	37,130	37,130
Subordinated debt	268,247	268,247	268,247	268,247
	31,131,288	31,131,288	27,547,953	27,547,953
Memorandum accounts				
Contingent debtor accounts	2,835,619	2,835,619	2,445,952	2,445,952

The fair value of a financial instrument is defined as the amount for which a financial instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. Fair values for financial instruments with no available quoted market prices have been estimated using the present value of future cash flows of these financial instruments or other valuation techniques and assumptions. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments in advance. In addition, fair values presented do not purport to reflect the value of other income-generating activities or future business activities; that is, they do not represent the value of MERCANTIL as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments
Short-term financial instruments, both assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their short-term maturity. These instruments include cash equivalents, interest-bearing deposits with other banks and commissions and interest receivable and payable, short-term interest-bearing deposits and short-term financial liabilities.

Investment portfolio
The fair value of these financial instruments was determined using either quoted market prices, reference prices determined from trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value (Note 8).

u) Foreign currency
Foreign currency transactions, mainly in U.S. dollars (US$), Colombian pesos (Ps) and Swiss francs (CHF) are recorded at the exchange rate in effect at the transaction date. Foreign currency balances at June 30, 2007 are shown at the exchange rates of Bs 2,144.60/US$1, Bs 1.0865/Ps1 and Bs 1,755.42/CHF1 (Bs 2,144.60/US$1, Bs 0.9581/Ps1 and Bs 1,759.74/CHF1 at December 31, 2006), as established in the Exchange Agreements described in Note 22. Exchange gains and losses are included in the results for the period, except those in respect of investments in available-for-sale debt securities and investments in shares publicly traded denominated in foreign currency, which are included in shareholders' equity.

v) Net income per share
Net income per share is determined by dividing net income for the period by the weighted average of outstanding shares, excluding repurchased shares held by subsidiaries and available shares of the stock purchase plan, and considering stock dividends, which are included in the computation of both periods.

w) Assets received in trust
Assets received in trust, shown under memorandum accounts, are valued using the same parameters as those that MERCANTIL uses to value its own assets. Investments in securities are mainly valued using the same method as that used for investments in held-to-maturity securities (Note 2-d).

x) Cash equivalents
Cash equivalents comprise due from balances and the portion of investments in time deposits and placements maturing within 90 days.

y) Legal dividends
In accordance with the Capital Markets Law, MERCANTIL records as a liability the required minimum annual cash dividend (Note 21).

z) Reclassifications
At December 31, 2006, certain balances in the consolidated financial statements have been reclassified to conform their presentation to that at June 30, 2007.

3. Cash and Due from Banks

The main banking subsidiaries must maintain minimum balances of cash and due from banks in foreign and local currencies as required by regulatory entities. These balances are determined based on deposits and other borrowings by subsidiaries.

Below are balances with Banco Central de Venezuela (BCV) included in cash and due from banks:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Demand deposits	55,760	23,157
Legal reserve in local currency	3,305,778	2,866,665
Legal reserve in U.S. dollars	16,758	21,324
	3,378,296	2,911,146

Pending cash items are in respect of checks received and in process of collection from other financial institutions.

At June 30, 2007 and December 31, 2006, the legal reserve in Venezuela amounts to 15% of all deposits and other liabilities, except for liabilities with BCV, FOGADE and other financial institutions. BCV increased this percentage to 16% as from July 2007 and 17% as from October 2007. This reserve must be made in U.S. dollars when deposits or liabilities are in foreign currencies. As from July 2006, the marginal increase of deposits is subject to a legal reserve of 30%. Legal reserve funds do not earn interest for MERCANTIL.

4. Investment Portfolio

Investment portfolio comprises the following:

	June 30, 2007		December 31, 2006	
(Millions of bolivars)	Cost	Book value (equivalent to market value)	Cost	Book value (equivalent to market value)
Investments in trading securities				
Investments in securities issued by Venezuelan entities				
Securities issued or guaranteed by the Bolivarian Republic of Venezuela				
In foreign currency	52,208	48,247	6,347	6,422
Investments in securities issued by entities in the United States of America				
Debt in companies sponsored and supervised by the government of the United States of America	36,638	36,638	219,961	219,961
Securities issued by the National Treasury of the United States of America	1,547	1,547	2,137	2,137
Other investments	554,812	554,812	168,823	168,878
	592,997	592,997	390,921	390,976
Investments in securities issued by foreign entities				
Other investments	-	-	1,025	1,040
	645,205	641,244	398,293	398,438

	June 30, 2007				December 31, 2006			
(Millions of bolivars)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
Investments in available-for-sale securities								
Investments in securities issued by Venezuelan entities								
Investments in securities issued by Venezuelan entities								
In local currency (1)	1,606,684	6,096	(12,496)	1,600,284	1,480,071	8,345	(1,579)	1,486,837
In foreign currency	357,954	5,623	(24,646)	338,931	165,378	7,056	(29)	172,405
	1,964,638	11,719	(37,142)	1,939,215	1,645,449	15,401	(1,608)	1,659,242
Other investments								
In local currency	37,466	1,280	(1,268)	37,478	21,446	-	(84)	21,362
In foreign currency	101,651	185	(3,331)	98,505	9,862	141	(172)	9,831
	139,117	1,465	(4,599)	135,983	31,308	141	(256)	31,193
	2,103,755	13,184	(41,741)	2,075,198	1,676,757	15,542	(1,864)	1,690,435

Market risk
Financial institutions encounter market risks when market conditions show adverse changes that affect the liquidity and value of financial instruments included in investment portfolios or contingent positions and result in a loss for these financial institutions. Market risks mainly comprise two types of risk: price and liquidity. Price risks include interest rate, exchange rate and share price risks.

Interest rate risks arise from temporary differences between assets and liabilities shown in the balance sheet. Differences resulting from adverse changes in interest rates have a potential impact on financial margins of institutions.

Exchange rate risks arise from fluctuations in the value of financial instruments due to changes in foreign currency exchange rates. MERCANTIL transactions are mainly in bolivars. However, when the Treasury identifies short or medium-term market opportunities, investments might be made in foreign currency instruments, mainly in U.S. dollars within regulatory limitations.

MERCANTIL reviews daily its funds provided by cash, overnight deposits, current accounts, deposit and loan maturity, as well as guarantees and margins.

MERCANTIL's investment strategy is aimed at guaranteeing adequate liquidity levels. A significant portion of cash is invested in short-term instruments such as certificates of deposit with Banco Central de Venezuela (BCV). In addition, a large portion of the investment portfolio includes securities issued by the Bolivarian Republic of Venezuela and other highly liquid financial obligations.

Operational risk
MERCANTIL considers exposure to operational risks arising from direct or indirect losses that result from inadequate or defective internal processes, human error, system failures and circumstances derived from external events. The structure used by MERCANTIL to measure operational risks is based on a qualitative and a quantitative approach. The first approach identifies and analyzes risks before related events occur. The second approach mainly relates to the analysis of events and experiences gained from them.

Fiduciary activities
MERCANTIL acts as custodian, administrator and manager of third-party investments. Trust fund assets are not included in MERCANTIL's assets. At June 30, 2007 and December 31, 2006, trust fund assets amount to Bs 7,783,213 million and Bs 7,897,496 million, respectively, and are shown under memorandum accounts (Note 23).

30. Regulatory Capital Requirements

MERCANTIL and some subsidiaries are subject to various regulatory minimum capital requirements imposed by their supervisors (Note 1). Failure to meet capital requirements can initiate certain actions by regulators that, if undertaken, could have a material effect on MERCANTIL's financial statements. Under capital adequacy guidelines, MERCANTIL and its subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

Below are the regulatory minimum capital requirements of MERCANTIL and its main banking subsidiaries:

	2007		2006	
	Current %	Minimum required %	Current %	Minimum required %
Equity to risk-weighted assets and contingent operations				
Mercantil Servicios Financieros, C.A.	14.43	8	16.34	8
Banco Mercantil, C.A.	12.23	12	13.91	12
Commercebank, N.A.	11.29	8	12.53	8
Tier I equity to risk-weighted assets and contingent operations				
Mercantil Servicios Financieros, C.A.	11.97	4	13.59	4
Commercebank, N.A.	10.62	4	11.73	4
Equity to total assets				
Banco Mercantil, C.A.	9.36	10	9.81	10
Commercebank, N.A.	8.07	4	8.08	4

31. Commitments and Contingencies

In the normal course of business, certain MERCANTIL subsidiaries are defendants in various legal proceedings. Other than the tax assessments mentioned below, MERCANTIL is not aware of any other pending legal proceedings which could have a significant effect on its financial position or the results of its operations.

Various subsidiaries of MERCANTIL in Venezuela and their merged institutions have received additional income tax assessments from the Tax Authorities amounting to approximately Bs 23,066 million, mainly due to disallowance of certain income considered nontaxable, expenses related to tax-exempt income, expenses for unpaid or late payment of withholdings, nondeductible expenses for uncollectible accounts and rejection of tax loss carryforwards. Additionally, the subsidiary Banco Mercantil was subject to assessments of approximately Bs 3,341 million in respect of unwithheld and/or late payments of value added tax (VAT). MERCANTIL subsidiaries appealed alleging no grounds for disallowance and rejection. To date, the tax courts have not ruled on some of these assessments; those that went in favor of MERCANTIL subsidiaries were appealed by the National Treasury and rulings are pending.

Banco Mercantil also received additional bank debit tax assessments amounting to Bs 23,508 million, which were appealed. In the opinion of its legal advisors, these assessments are not well grounded in law.

MERCANTIL management identified a maximum risk of Bs 22,195 million in connection with the aforementioned assessments based on inadmissibility of monetary restatement and compensatory interest; hence, a provision has been set aside to cover this amount (Note 15).

In June 2006 a subsidiary of Banco Mercantil in Colombia was notified of a lawsuit against it of approximately Bs 9,200 million. A settlement with the plaintiff was reached during the six-month period ended December 31, 2006.

In July 2006 the subsidiary Banco Mercantil was notified of an unfavorable ruling in connection with a claim filed by a client. The Bank has been ordered to pay approximately Bs 36,458 million for general damage and loss of profits, plus monetary indexation. In November 2006 the Bank's legal advisors filed for annulment of the ruling which includes allegations for nonfeasance and law infringement. In December 2006 the plaintiff appealed the legal action taken by the Bank and the substantiation process was completed on February 7, 2007. In the opinion of Bank management and its legal advisors, this ruling contains legal vices and, therefore, it is expected to be annulled and a new ruling issued.

In September 2006 a subsidiary of MERCANTIL was subjected to a special requirement by the Colombian Tax and Customs Administration (DIAN) resulting from its interpretation of the treatment of certain assets for the purpose of tax payments. Although MERCANTIL legal advisors appealed this decision, in June 2007 DIAN requested official settlement of the tax review, through which the 2005 income tax return was modified involving a higher income tax payment of approximately Ps 33 billion (Bs 36 billion) and a penalty of approximately Ps 53 billion (Bs 57 billion). This decision was appealed again in August 2007. In the opinion of management and the legal advisors of MERCANTIL, the likelihood of this decision finally prevailing is remote both in connection with a higher income tax payment and the penalty, since according to Decision 578 of the Andean Community of Nations assets originating the highest tax may not be taxed in Colombia.

32. Financial Statements of Mercantil Servicios Financieros, C.A. (Holding)

The financial statements of Mercantil Servicios Financieros, C.A. (Holding) under the equity method are shown below:

(Millions of bolivars)	June 30, 2007	December 31, 2006
Assets		
Cash and due from banks	1,048	148
Investment portfolio		
Banco Mercantil, C.A. (Banco Universal)	1,702,646	1,538,146
Commercebank Holding Corporation	728,711	622,954
Inversiones y Valores Mercantil VI, C.A.	175,395	180,750
Holding Mercantil Internacional, C.A.	148,560	124,852
Mercantil Inversiones y Valores, C.A.	66,923	66,459
Merinvest, C.A.	70,882	47,529
Cestaticket Accor Services, C.A.	18,463	25,494
Other	433,026	523,711
Property and equipment	30,816	-
Other assets	47,629	54,482
Total assets	3,424,099	3,184,525
Liabilities		
Debenture bonds and commercial paper	382,068	283,871
Other liabilities	312,908	311,231
Total liabilities	694,976	595,102
Shareholders' equity	2,729,123	2,589,423
Total liabilities and shareholders' equity	3,424,099	3,184,525

	Six-month periods ended	
(Millions of bolivars)	June 30, 2007	December 31, 2006
Income		
Interest income	11,306	10,574
Equity in subsidiaries, affiliates and other entities	304,480	323,046
Expenses		
Operating	46,663	21,591
Interest	30,165	21,919
Net income	238,958	290,110

33. Supplementary Information - Consolidated Financial Statements Presented in Accordance with Accounting Principles Generally Accepted in Venezuela

CNV rules stipulate that inflation-adjusted financial statements must be presented as supplementary information.

For purposes of additional analysis, MERCANTIL has prepared supplementary consolidated financial statements in conformity with accounting principles generally accepted in Venezuela, incorporating in these supplementary consolidated financial statements the effect of differences from CNV accounting rules (Note 2).

Below are the consolidated balance sheet, and the consolidated statements of income, shareholders' equity and cash flows of Mercantil Servicios Financieros, C.A. and its subsidiaries, presented in accordance with accounting principles generally accepted in Venezuela:

Supplementary Consolidated Balance Sheet
June 30, 2007 and December 31, 2006

(Millions of constant bolivars at June 30, 2007)	June 30, 2007	December 31, 2006 (•)
Assets		
Cash and due from banks		
Cash	334,739	372,875
Banco Central de Venezuela	3,378,296	3,137,051
Venezuelan banks and other financial institutions	6,826	3,089
Foreign banks and other financial institutions	83,212	64,954
Pending cash items	645,454	538,294
Provision for cash and due from banks	(75)	(248)
	4,448,452	4,116,015
Investment portfolio		
Investments in trading securities	602,979	82,711
Investments in available-for-sale securities	7,107,656	7,108,490
Investments in held-to-maturity securities	347,114	708,118
Share trading portfolio	50,949	29,890
Investments in time deposits and placements	4,137,192	4,639,125
Restricted investments and repurchase agreements	366,615	520,567
	12,612,505	13,088,901
Direct financial assets	249,751	100,010
Loan portfolio		
Current	17,284,169	15,869,064
Rescheduled	25,309	30,619
Overdue	108,097	111,819
In litigation	3,028	7,848
	17,420,603	16,019,350
Allowance for losses on loan portfolio	(320,986)	(316,276)
	17,099,617	15,703,074
Interest and commissions receivable	189,514	200,621
Long-term investments	38,275	49,772
Available-for-sale assets	6,975	5,461
Property and equipment	688,906	650,679
Other assets	1,736,380	1,141,042
Total assets	37,070,375	35,055,575

(•) Reclassified for comparative purposes

Supplementary Consolidated Balance Sheet
June 30, 2007 and December 31, 2006

(Millions of constant bolivars at June 30, 2007)	**June 30, 2007**	**December 31, 2006 (•)**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest-bearing checking accounts	6,053,031	5,526,736
Interest-bearing checking accounts	7,512,770	6,704,208
Savings deposits	7,463,905	7,716,145
Time deposits	7,903,657	7,258,941
	28,933,363	27,206,030
Debt authorized by the Venezuelan Securities and Exchange Commission		
Publicly traded debt securities issued by MERCANTIL	341,020	279,192
Financial liabilities		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	219,690	288,502
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	100,000	107,760
Liabilities with foreign banks and savings and loan institutions, up to one year	3,968	176,044
Liabilities with foreign banks and savings and loan institutions, more than one year	190,740	90,207
Direct financial liabilities	279,234	425,961
Liabilities under repurchase agreements	572,608	626,423
Other liabilities, up to one year	363,012	411,446
Other liabilities, more than one year	4,096	5,569
	1,733,348	2,131,912
Interest and commissions payable	42,936	40,011
Other liabilities	2,464,676	1,764,126
Subordinated debt	268,247	289,063
Total liabilities	33,783,590	31,710,334
Minority interests in consolidated subsidiaries	3,788	4,431
Shareholders' Equity		
Capital stock	150,497	107,717
Capital inflation adjustment	883,205	882,443
Share premium	219,101	219,611
Capital reserves	596,176	596,176
Translation adjustment of net assets of subsidiaries abroad	(138,156)	(74,417)
Retained earnings	1,705,834	1,689,927
Repurchased shares held by subsidiaries	(32,018)	(24,636)
Repurchased shares restricted for employee stock option plan	(42,069)	(43,133)
Unrealized loss from adjustment of investments in available-for-sale securities to market value	(59,573)	(12,878)
Total shareholders' equity	3,282,997	3,340,810
Total liabilities and shareholders' equity	37,070,375	35,055,575

(•) Reclassified for comparative purposes

Supplementary Consolidated Statement of Income
Six-month periods ended June 30, 2007 and December 31, 2006

(Millions of constant bolivars at June 30, 2007)	June 30, 2007	December 31, 2006 (•)
Interest income		
Income from cash and due from banks	5,227	14,426
Income from investment portfolio	386,188	384,601
Income from loan portfolio	1,049,108	977,024
Income from financial assets	6,592	849
Total interest income	1,447,115	1,376,900
Interest expense		
Interest on demand and savings deposits	230,285	217,477
Interest on time deposits	186,693	200,667
Interest on securities issued by MERCANTIL	31,572	17,779
Interest on financial liabilities	56,785	48,460
Total interest expense	505,335	484,383
Gross financial margin	941,780	892,517
Allowance for losses on loan portfolio	(71,422)	(83,810)
Net financial margin	870,358	808,707
Commissions and other income		
Trust fund operations	21,107	22,240
Foreign currency operations	1,380	1,286
Commissions on customer account transactions	95,635	98,345
Commissions on letters of credit and guarantees granted	16,465	15,527
Equity in long-term investments	17,032	21,469
Exchange gain (loss)	1,582	(15,265)
Gain (loss) on sale of investment securities	(16,920)	41,094
Other income	167,253	262,287
Total commissions and other income	303,534	446,983
Insurance premiums, net of claims		
Premiums	507,203	426,247
Claims	(430,483)	(359,703)
Total insurance premiums, net of claims	76,720	66,544
Operating expenses		
Salaries and employee benefits	438,321	408,490
Depreciation, property and equipment expenses, amortization of intangibles and other	134,814	129,168
Fees paid to regulatory agencies	52,924	46,501
Other operating expenses	346,298	396,623
Total operating expenses	972,357	980,782
Loss from net monetary position	(87,535)	(125,507)
Operating income before taxes and minority interests	190,720	215,945
Taxes		
Current	(82,899)	(73,947)
Deferred	(363)	(11,742)
Total taxes	(83,262)	(85,689)
Net income before minority interests	107,458	130,256
Minority interests	(148)	(176)
Net income	107,310	130,080

(•) Reclassified for comparative purposes

Supplementary Consolidated Statement of Shareholders' Equity
Six-month periods ended June 30, 2007 and December 31, 2006

(Millions of constant bolivars at June 30, 2007)	Capital stock	Capital inflation adjustment (Note 2-a)	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Repurchased shares held by subsidiaries	Repurchased shares restricted for employee stock option plan	Unrealized gain (loss) from adjustment of investments to market value	Total shareholders' equity
Balances at June 30, 2006	107,717	882,443	221,468	596,176	2,643	1,635,590	(14,738)	(40,851)	(40,047)	3,350,401
Net income for the period	-	-	-	-	-	130,080	-	-	-	130,080
Repurchased shares restricted for employee stock option plan	-	-	(1,857)	-	-	-	-	(2,282)	-	(4,139)
Repurchased shares	-	-	-	-	-	-	(9,898)	-	-	(9,898)
Cash dividends	-	-	-	-	-	(76,118)	-	-	-	(76,118)
Sale of shares held by subsidiaries	-	-	-	-	-	375	-	-	-	375
Unrealized gain on investments	-	-	-	-	-	-	-	-	27,169	27,169
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(77,060)	-	-	-	-	(77,060)
Balances at December 31, 2006	107,717	882,443	219,611	596,176	(74,417)	1,689,927	(24,636)	(43,133)	(12,878)	3,340,810
Net income for the period	-	-	-	-	-	107,310	-	-	-	107,310
Repurchased shares	-	-	-	-	-	-	(13,973)	-	-	(13,973)
Repurchased shares restricted for employee stock option plan	-	-	(510)	-	-	-		1,064	-	554
Cash dividends	-	-	-	-	-	(48,111)	-	-	-	(48,111)
Stock dividends	42,780	762	-	-	-	(43,542)	-	-	-	-
Unrealized loss on investments	-	-	-	-	-	-	-	-	(46,695)	(46,695)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(63,739)	-	-	-	-	(63,739)
Sale of shares held by subsidiaries	-	-	-	-	-	250	6,591	-	-	6,841
Balances at June 30, 2007	150,497	883,205	219,101	596,176	(138,156)	1,705,834	(32,018)	(42,069)	(59,573)	3,282,997

Supplementary Consolidated Statement of Cash Flows
Six-month periods ended June 30, 2007 and December 31, 2006

(Millions of constant bolivars at June 30, 2007)	June 30, 2007	December 31, 2006 (•)
Cash flows from operating activities		
Net income for the period	107,310	130,080
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	76,275	68,313
Allowance for losses on loan portfolio	71,422	83,810
Decrease in allowance for losses on loan portfolio	(3,959)	(1,991)
Provision for available-for-sale assets	173	731
Provision for interest receivable and other assets	3,400	5,891
Gain on equity in long-term investments	(17,032)	(21,469)
Deferred income tax	363	11,742
Minority interests	(148)	176
Accrual for employee termination benefits	45,327	31,562
Payment of employee termination benefits	(41,702)	(35,417)
Net change in operating assets and liabilities		
Interest and commissions receivable	11,107	(22,143)
Interest and commissions payable	2,925	2,272
Available-for-sale and other assets	(781,994)	345,453
Other liabilities	696,430	(522,109)
Net cash provided by operating activities	169,897	76,901
Cash flows from investing activities		
Net change in investment portfolio	(109,758)	(94,814)
Loans granted	(30,807,737)	(68,304,008)
Loans collected	29,343,731	67,925,656
Additions to property and equipment, net	(83,038)	(50,677)
Net cash used in investing activities	(1,656,802)	(523,843)
Cash flows from financing activities		
Net change in deposits	1,727,333	1,599,267
Net change in short-term financial liabilities	(489,864)	818,222
New long-term financial liabilities	165,776	383,072
Long-term financial liabilities repaid	(74,476)	(444,272)
Net change in debt securities issued by MERCANTIL	61,828	63,420
Net change in subordinated debt	(20,816)	58,341
Cash dividends	(48,111)	(76,118)
Repurchased shares	(13,973)	(9,898)
Repurchased shares restricted for employee stock option plan	1,064	(2,282)
Share premium	(510)	(1,857)
Sale of shares held by subsidiaries	6,841	375
Net cash provided by financing activities	1,315,092	2,388,270
Cash and cash equivalents		
Net increase for the period	(171,813)	1,941,328
At the beginning of the period	8,754,584	6,813,256
At the end of the period	8,582,771	8,754,584
Supplementary information		
Taxes paid	97,686	116,731
Interest paid	445,406	448,729
Translation adjustment of net assets of subsidiaries abroad	(63,739)	(77,060)
Unrealized gain (loss) from adjustment of investments to market value	(46,695)	27,169

(•) Reclassified for comparative purposes

Below is a summary of the main bases used in the preparation of the consolidated inflation-adjusted financial statements:

Supplementary inflation-adjusted financial information has been prepared based on Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements adjusted for the effects of inflation." The purpose of this restatement using the General Price Level (GPL) method is to present financial statements in currency of uniform purchasing power to take account of changes in the Consumer Price Index (CPI) for the Metropolitan Area of Caracas published by BCV. Consequently, the accompanying supplementary financial statements do not purport to reflect market or realizable values of nonmonetary assets, which will normally differ from amounts adjusted on the basis of the CPI.

Inflation indices and rates

CPI indices and inflation rates for the six-month periods ended June 30, 2007 and December 31, 2006, according to the information published by BCV, are as follows:

Six-month periods ended	CPI base for 1997 =100	Inflation rate
June 2007	662.52	7.76
December 2006	614.83	10.83

Monetary assets and liabilities and result from monetary position

Monetary assets and liabilities at June 30, 2007, including amounts in foreign currency are, by their nature, shown in terms of purchasing power at that date. For comparative purposes, monetary assets and liabilities at December 31, 2006 have been restated to express them in terms of purchasing power at June 30, 2007.

The result from monetary position reflects the loss or gain resulting from maintaining a net monetary asset or net monetary liability position during an inflationary period and is shown in the consolidated statement of income under loss from net monetary position.

An analysis of the consolidated monetary result for the period is provided below:

(Millions of constant bolivars at June 30, 2007)	Six-month periods ended June 30, 2007	December 31, 2006
Net monetary asset (liability) position at the beginning of the period	2,242,101	2,207,738
Transactions that increased net monetary position		
Gain on sale of shares held by subsidiaries	6,841	375
Net change in securities	1,269	6,689
Net change in available-for-sale assets	-	1,681
Net change in subsidiaries	11,497	7,283
Net change in other assets	-	21,400
Unrealized gain on investments	-	27,168
Shares purchased by employees, net	1,064	-
Net change in other liabilities	2,308	-
Income	1,827,369	1,888,050
Subtotal	1,850,348	1,952,646
Transactions that decreased net monetary position		
Repurchased shares	(13,973)	(9,898)
Translation adjustment of subsidiaries abroad	(63,739)	(77,060)
Additions to property and equipment, net	(86,991)	(59,218)
Net change in other assets	(57,553)	-
Unrealized loss on investments	(46,695)	-
Cash dividends	(48,111)	(76,118)
Stock option plan sales and purchases	(510)	(1,857)
Deferred income tax	(363)	(11,742)
Net change in available-for-sale assets	(68)	-
Shares purchased by employees	-	(2,282)
Net change in other liabilities	-	(2,930)
Expenses	(1,555,719)	(1,551,671)
Subtotal	(1,873,722)	(1,792,776)
Estimated net monetary asset (liability) position	2,218,727	2,367,608
Historic net monetary asset (liability) position	(2,131,192)	(2,242,101)
Loss from net monetary position	87,535	125,507

Nonmonetary assets

Property and equipment are recorded in constant currency at June 30, 2007, according to the CPI at their dates of origin, at amounts which do not exceed their recoverable value based on valuations made by independent appraisers in December 2005.

Shares held in unconsolidated affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those affiliates.

Other investment securities are recorded based on their intended use as investments in trading securities, investments in available-for-sale securities, investments in held-to-maturity securities, share trading portfolio, investment deposits and time deposits and restricted investments.

Deferred income tax

Deferred income tax is computed based on the balance sheet method, namely, on temporary differences between the tax base of assets and liabilities and their amounts in the inflation-adjusted balance sheet. MERCANTIL and its subsidiaries record a deferred income tax asset when management can reasonably expect future tax income to allow its realization.

Shareholders' equity
All equity accounts are shown in constant currency at June 30, 2007. Dividends are stated in constant currency based on the date they were declared.

Statement of income
Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate. The adjustment in respect of expenses associated with nonmonetary items, mainly depreciation of property and equipment, of Bs 31,912 million was charged to income for the six-month period ended June 30, 2007 (Bs 30,829 million for the six-month period ended December 31, 2006).

Gains or losses on the sale of shares, investments in personal and real property and other nonmonetary items are determined based on the sales price and restated book value.

A breakdown of the items with significant differences in respect of the primary financial statements, as detailed in Notes 3 to 29, is shown below:

a) Property and equipment

	Costs						
(Millions of constant bolivars at June 30, 2007)	**Balances at December 31, 2006**	**Additions**	**Withdrawals**	**Fully depreciated write-offs**	**Other**	**Translation adjustment**	**Balances at June 30, 2007**
Buildings and facilities	736,093	69	(610)	-	268	(2,769)	733,051
Furniture and equipment	564,809	32,027	(7)	(24,039)	(1,562)	(4,421)	566,807
Vehicles	6,445	545	(126)	-	-	(15)	6,849
Land	41,017	-	(359)	-	-	(621)	40,037
Construction in progress	32,243	26,242	(3,338)	-	(2)	(1,193)	53,952
Other assets	46,396	32,638	-	-	-	(7)	79,027
Total	1,427,003	91,521	(4,440)	(24,039)	(1,296)	(9,026)	1,479,723

	Accumulated depreciation						
(Millions of constant bolivars at June 30, 2007)	**Balances at December 31, 2006**	**Additions**	**Withdrawals**	**Fully depreciated write-offs**	**Other**	**Inflation adjustment**	**Balances at June 30, 2007**
Buildings and facilities	(343,546)	(18,057)	254	-	2,027	902	(358,420)
Furniture and equipment	(429,459)	(25,367)	1	24,039	(448)	3,515	(427,719)
Vehicles	(3,319)	(652)	53	-	(35)	9	(3,944)
Other assets	-	(734)	-	-	-	-	(734)
Total	(776,324)	(44,810)	308	24,039	1,544	4,426	(790,817)

At June 30, 2007, property and equipment, including buildings, facilities and land amounting to Bs 414,668 million, has an estimated market value of Bs 724,036 million, calculated by independent appraisers in December 2005.

b) Other assets

(Millions of constant bolivars at June 30, 2007)	**June 30, 2007**	**December 31, 2006**
Goodwill, net of accumulated amortization		
Interbank, C.A.	293,435	304,305
Florida Savings Bank	38,443	42,390
C.A. Seguros Orinoco	38,613	40,132
Seguros Mercantil, C.A.	8,699	8,879
Todo 1 Services Inc.	-	4,094
	379,190	399,800
Transactions with securities in process of settlement	664,461	126,939
Other transactions with derivative instruments	195,365	106,512
Insurance premiums receivable	123,218	114,685
Deferred expenses, net of accumulated amortization	85,661	79,125
Shopping mall rights	44,380	44,380
Other prepaid expenses	44,354	27,407
Prepaid taxes, insurance and other prepaid expenses	14,271	43,696
Deferred income tax	34,373	41,187
Pending items	33,200	39,403
Systems development, net of accumulated amortization	22,111	20,489
Advances for acquisition of property	21,168	2,698
Premiums receivable from the Venezuelan government	7,786	7,939
Prepaid advertising	7,798	5,221
Accounts receivable from other credit card issuing institutions	6,541	19,455
Stationery and office supplies	2,935	4,962
Cross Currency Swap Valuation	642	32
Other	59,129	65,698
	1,746,583	1,149,628
Allowance for estimated losses on other assets	(10,203)	(8,586)
	1,736,380	1,141,042

The balance of transactions with derivative financial instruments is mainly in respect of securities of the subsidiaries Banco Mercantil, Banco Mercantil Schweiz AG and Merinvest, C.A. and its subsidiaries which, according to the rules of the Venezuelan Securities and Exchange Commission, are included under memorandum accounts, whereas under generally accepted accounting principles they should be included in the balance sheet.

END